Form 10-K, Exhibit 13
period 1993-12-31
NIPSCO INDUSTRIES INC
filed 1994-03-29
CIK 823392

                                                                      EXHIBIT 13

1993 FINANCIAL REVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations

HOLDING COMPANY

  NIPSCO Industries, Inc. (Industries), an Indiana corporation, became a holding company on March 3, 1988. Northern Indiana Public Service Company (Northern Indiana), Northern Indiana Fuel and Light Company, Inc. (NIFL), Kokomo Gas and Fuel Company (Kokomo Gas), NIPSCO Development Company, Inc. (Development), NIPSCO Energy Services, Inc. (Services), and NIPSCO Capital Markets, Inc. (Capital Markets) are subsidiaries of Industries. The following discussion, except where noted, is attributable to the utility operations of Northern Indiana, Kokomo Gas, NIFL and Crossroads Pipeline Company (Utilities).

NET INCOME

  For 1993, net income of Industries increased to $156.1 million, or earnings of $2.31 per average common share, compared to $136.6 million, or earnings of $2.00 per average common share, for 1992. In 1991, net income was $133.4 million, or earnings of $1.94 per average common share.

  See Notes to Consolidated Financial Statements for Segments of Business regarding the revenue and utility operating income derived from the delivery of gas and electricity.

REVENUES

  Operating revenues increased $95.5 million, or 6.0%, from 1992. Operating revenues in 1992 increased $47.2 million, or 3.1%, from 1991.

  During 1993, gas deliveries in dekatherms (dth), which include transportation services, increased 9.8%. The increase in gas deliveries was largely attributable to increased deliveries to residential, commercial and transportation customers and the addition of 27,500 customers acquired through the purchase of NIFL in March, 1993. The Utilities had approximately 682,200 gas customers at December 31, 1993. During 1992, gas deliveries increased 8.9%, mainly due to the addition of 30,000 customers acquired through the purchase of Kokomo Gas in February, 1992, and increased deliveries to residential, commercial and industrial customers.

  Gas revenues were $714.2 million in 1993, an increase of $48.0 million from 1992. The increase in gas revenues was mainly due to increased sales to residential and commercial customers due to the colder weather this year, and the inclusion of NIFL, and was partially offset by decreased transportation revenue per dth delivered due to lower take-or-pay costs. Gas revenues were $666.2 million in 1992, an increase of $64.3 million from 1991. The increase in gas revenues was mainly due to the inclusion of Kokomo customers, increased sales to residential and commercial customers due to the colder heating season and higher gas costs per dth and was partially offset by the replacement of sales with transportation service and lower revenue per dth transported. The large commercial and industrial customers continued to utilize transportation services provided by the Utilities. Gas transportation customers purchase much of their gas directly from producers and marketers and then pay a transportation fee to have their gas delivered over the Utilities' systems. The Utilities transported 167.9, 149.5 and 135.9 million dth in 1993, 1992 and 1991, respectively.

  In 1993, sales of electricity in kilowatt-hours (kwh) increased 5.1% over 1992 mainly due to higher sales to residential and commercial customers due to warmer weather in the second and third quarters and increased industrial demands. Northern Indiana had approximately 395,100 electric customers at December 31, 1993. In 1992, sales of electricity in kwh increased 5.5% over 1991 mainly due to higher sales to industrial and wholesale customers partially offset by decreased sales to residential and commercial customers due to the significantly cooler summer of 1992 compared to 1991.

  In 1993, electric revenues were $963.7 million, an increase of $47.5 million from 1992. The increase in electric revenue was mainly due to higher sales to residential and commercial customers due to warmer weather in the second and third quarters and increased industrial demands. In 1992, electric revenues were $916.2 million, a decrease of $17.1 million from 1991. The decrease in electric revenue was mainly due to reduced fuel costs per kwh. Decreased revenues due to lower sales to residential and commercial customers due to the much cooler summer weather were offset by increased sales to industrial and wholesale customers.

  The components of the changes in gas and electric revenues are shown in the following tables:

                                                        Year 1993    Year 1992
                                                       Compared to  Compared to
                                                        Year 1992    Year 1991
                                                       -----------  -----------
                                                         (Dollars in millions)
Gas Revenue
  Rate changes.......................................    $   _        $  0.6
  Pass through of net changes in purchased gas costs,
    gas storage and storage transportation costs.....      27.1         28.6
  Take-or-pay costs..................................     (27.0)       (11.8)
  Changes in sales levels............................      19.3         15.0
  Gas transported....................................       2.9          1.8
  Kokomo and NIFL acquisitions.......................      25.7         30.1
                                                         ------       ------
Gas Revenue Change...................................    $ 48.0       $ 64.3
                                                         ------       ------

                                                       Year 1993    Year 1992
                                                      Compared to  Compared to
                                                       Year 1992    Year 1991
                                                      -----------  -----------
                                                       (Dollars in millions)
Electric Revenue
  Pass through of net changes in fuel costs..........   $(10.4)      $(17.6)
  Changes in sales levels............................     57.9          0.5
                                                        ------       ------
Electric Revenue Change..............................   $ 47.5       $(17.1)
                                                        ------       ------
  Total Revenue Change...............................   $ 95.5       $ 47.2
                                                        ======       ======

- ----------------

  See Rate Matters in Notes to Consolidated Financial Statements regarding changes in gas rates and gas take-or-pay costs.

  The basic steel industry accounted for 39% of natural gas delivered (including volumes transported) and 39% of electric sales during 1993.

  The Utilities' rate schedules for gas and electric service to their customers contain electric rate adjustment clauses for changes in the cost of fuel and firm purchases of electric energy and gas rate adjustment clauses to reflect changes in the cost of gas purchased and contracted gas storage and storage transportation costs. (See Fuel Adjustment Clause and Gas Cost Adjustment Clause under Summary of Significant Accounting Policies in Notes to Consolidated Financial Statements.)

PURCHASED GAS

  The Utilities purchased gas costs increased $20.0 million (5.3%) in 1993 due to increased purchases resulting from the colder weather of 1993, and the inclusion of $16.1 million of purchased gas costs related to NIFL. The average cost for the Utilities purchased gas in 1993, after adjustment for take-or-pay charges billed to transport customers, was $3.23 per dth as compared to $3.16 per dth in 1992. Purchased gas costs increased $40.4 million (11.9%) in 1992, due to $19 million of purchased gas costs related to Kokomo Gas and increased costs per dth. The average cost for the Utilities purchased gas in 1992, after adjustment for take-or-pay charges billed to transport customers, was $3.16 per dth as compared to $2.93 per dth in 1991.

FUEL AND POWER PURCHASED

  Cost of fuel for electric generation in 1993 increased mainly as a result of increased production partially offset by decreased fuel costs per kwh produced. The average cost per kwh generated decreased 1.0% from 1992 to 16.65 mills. The cost of fuel for electric generation in 1992 decreased $6.0 million as a result of lower fuel costs per kwh generated. The average cost per kwh generated decreased 5.8% from 1991 to 16.82 mills.

  Purchased power costs increased $7.2 million in 1993, as a result of increased power purchases from other utilities. Purchased power costs increased $2.9 million in 1992, as a result of increased power purchases from other utilities.

OPERATING MARGINS

  Operating margins increased $66.1 million in 1993 to $1.0 billion. The operating margin from gas deliveries increased $28.0 million mainly due to the increased sales to residential and commercial customers due to colder weather during this year and the addition of 27,500 gas customers due to the purchase of NIFL. Operating margins from electric sales increased $38.1 million mainly reflecting increased sales to residential and commercial customers due to warmer weather in the second and third quarters and increased industrial demands. Operating margins increased $10.0 million in 1992 to $949.4 million. The operating margin from gas deliveries increased $23.9 million mainly due to the increased sales to residential and commercial customers and the addition of 30,000 gas customers due to the purchase of Kokomo Gas. Operating margins from electric sales decreased $13.9 million due to reduced sales to residential and commercial customers during the second and third quarters and were partially offset by increased sales to industrial and wholesale customers.

OPERATING EXPENSES AND TAXES

  Operating expenses and taxes in 1993 increased 7.1% from 1992 to $753.5 million and in 1992 increased 2.6% from 1991 to $703.2 million.

  The increase in 1993 from 1992 is mainly due to a full year of the service agreement associated with the Bailly scrubber, increased gas storage costs reflecting changes in the Utilities' gas supply arrangements, higher employee related expenses and the addition of operating expenses of NIFL. The increase in 1992 from 1991 was mainly due to the service agreement associated with the Bailly scrubber, which went into service in June, 1992, increased gas storage and transmission costs reflecting changes in the Utilities' gas supply arrangements, higher employee related expenses and the addition of operating expenses of Kokomo Gas. Payroll costs charged to Operations and Maintenance were $194 million in 1993, $190 million in 1992 and $187 million in 1991.

  Depreciation and amortization expenses increased $4.3 million compared to 1992 as a result of net plant additions.

  Income and other tax provisions charged to operations amounted to $168.5 million in 1993, $149.9 million in 1992 and $144.5 million in 1991 and represent 10.0% of operating revenues for 1993. Taxes, except income taxes, increased primarily due to higher property tax requirements in 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION (Continued)

  The operating results of all non-utility subsidiaries are included in "Other, net" under the caption "Other Income (Deductions)" in the Consolidated Statement of Income (except for NIPSCO Exploration Company, Inc.'s [Exploration] net results of operations, which are reported as a component of gas purchased for resale, since Exploration is subject to Indiana Utility Regulatory Commission [Commission] rate treatment). Interest on long-term debt, other interest and amortization of debt discount and expense are reflected as a component of "Interest and Other Charges."

  Interest and other charges decreased $7.2 million and $10.2 million in 1993 and 1992, respectively. The 1993 decrease reflects Northern Indiana's reduced interest rates on long-term debt outstanding and favorable interest rates on short-term borrowings. The 1992 decrease reflects reduced long-term debt outstanding and favorable interest rates on short-term borrowings. Preferred dividend requirements of Northern Indiana decreased $1.0 million in 1992, primarily due to the redemption of 276,800 shares of 12.55% Series Cumulative Preferred Stock on October 15, 1992, with a portion of the proceeds from the issue of 430,000 shares of 6.50% Series Cumulative Preferred Stock on October 13, 1992.

  See Notes to Consolidated Financial Statements for a discussion of Postretirement Benefits, Postemployment Benefits, Income Taxes, Allowance for Funds Used During Construction, Carrying Charges and Deferred Depreciation, and FERC Order No. 636.

ENVIRONMENTAL MATTERS

  Because of major investments made in modern environmental control facilities and the use of low sulfur coal, substantially all of Northern Indiana's electric production facilities already comply with the future sulfur dioxide limitations contained in acid deposition provisions of the Clean Air Act Amendments of 1990 (CAAA), which became law on November 15, 1990.

  Northern Indiana has successfully tested the use of low sulfur coal at Unit 12 at the Michigan City Generating Station, the only generating unit not in compliance with the future sulfur dioxide limitations, and expects that unit to be able to meet the limits with low sulfur coal. Northern Indiana estimates that total costs of compliance with the CAAA sulfur dioxide regulations will impact electric rates by less than 5% in the future.

  The CAAA contain provisions that could lead to strict limitations on emissions of nitrogen oxides and "air toxics," which may require significant capital expenditures for control of these emissions. Northern Indiana cannot predict the costs of complying with them, but Northern Indiana believes that any such mandated costs would be recoverable through the rate making process.

  The Environmental Protection Agency (EPA) has promulgated a permit program to meet the requirements of the CAAA. This permit program, when enacted by Indiana, will increase the fees associated with operating permits for air emissions.

  Northern Indiana has received notices from the EPA that it is a "potentially responsible party" (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) and the Superfund Amendment and Reauthorization Act (SARA) and may be required to share in the cost of cleanup of several waste disposal sites identified by EPA. The sites are in various stages of investigation and analysis to determine the amount of remedial costs necessary to clean up the sites. At each of the sites, Northern Indiana is one of several PRPs, and it is expected that remedial costs, as provided under CERCLA and SARA, will be shared among them. At some sites Northern Indiana and/or the other named PRPs are presently working with the EPA to clean up the site and avoid the imposition of fines or added costs. While remedial costs at these sites are not presently determinable, Northern Indiana's preliminary analysis indicates its share of such costs should not have a significant impact on the results of future operations.

  Northern Indiana was notified by the Indiana Department of Environmental Management (IDEM) of the release of a petroleum substance into the St. Mary's River in Fort Wayne, Indiana, from the site of a former manufactured gas plant formerly owned by Northern Indiana. In cooperation with IDEM, Northern Indiana has taken steps to investigate and contain the substance. Northern Indiana is continuing to monitor and investigate the site to determine what further remedial action, if any, is required to be taken by it.

  Northern Indiana was notified by Indiana Gas Company, Inc. (Indiana Gas) that the site of a former manufactured gas plant in Lafayette, Indiana, believed to have been formerly owned by Northern Indiana, was being investigated and partially remediated by Indiana Gas pursuant to an administrative order issued by IDEM. Northern Indiana is investigating its potential liability and evaluating appropriate action.

  The Utilities have an ongoing program to remain aware of laws and regulations involved with hazardous waste. It is the Utilities' intent to continue to evaluate their facilities and properties with respect to these rules and identify any sites that would require corrective action. Northern Indiana has commenced a voluntary program of investigating its former manufactured gas plant sites in order to determine what, if any, remediation of any potential remaining waste materials may be required. Since this program is in its early stages, it is not possible at this time to estimate what, if any, remediation costs may be incurred.

  The possibility that exposure to electric and magnetic fields emanating from power lines, household appliances and other electric sources may result in adverse health effects has been the subject of increased public, governmental and media attention. A considerable amount of scientific research has been conducted on this topic without definitive results. Research is continuing to resolve scientific uncertainties.

LIQUIDITY AND CAPITAL RESOURCES

  During the next few years, it is anticipated that the great majority of earnings available for distribution of dividends will depend upon dividends paid to Industries by Northern Indiana. See Notes to Consolidated Financial Statements for a discussion of the Common Share Dividend.

  Utility construction expenditures by Industries for 1993, 1992 and 1991 were approximately $181 million, $172 million and $169 million, respectively. Industries' total utility plant investment on December 31, 1993, was $5.3 billion.

  On October 13, 1992, Northern Indiana issued and sold through an underwritten public offering 430,000 shares of 6.50% Series Cumulative Preferred Stock for $43 million. A portion of the proceeds was used to redeem the 12.55% Series Cumulative Preferred Stock on October 15, 1992, with the remainder used for general corporate purposes. The 6.50% Preferred shares are subject to mandatory redemption in whole on October 14, 2002.

  On April 5, 1993, Series V, First Mortgage Bonds, 8.90% of 2004, Series BB, First Mortgage Bonds, 9 7/8% of 2004 and the Series KK, First Mortgage Bonds, 9 1/4% of 2016 were redeemed in total at the option of Northern Indiana. Redemption was accomplished through the issuance of short-term debt.

  In April 1993, Northern Indiana sold $125,000,000 in Medium-Term Notes, Series B, due from 1 year to 30 years from date of issue. The proceeds from the sale of the notes were used to repay short-term debt which was incurred to pay at maturity certain of Northern Indiana's previously outstanding medium-term notes and First Mortgage Bonds.

  On June 2, 1993, Northern Indiana received authorization from the Commission to issue up to $349,750,000 of Medium-Term Notes, Series C, due from 1 year to 30 years from date of issue for refinancing purposes and paying outstanding long-term debt at maturity. A portion of the proceeds was used to repay short-term debt which was incurred in connection with the First Mortgage Bonds redeemed on April 5, 1993, and a portion was used for early redemption on August 2, 1993, of $88 million of Northern Indiana's medium-term notes due in 1996. Through December 31, 1993, $329.2 million of Medium-Term Notes, Series C, have been issued.

  On December 9, 1992, Capital Markets issued $72.5 million (at maturity) of Zero Coupon Notes, due December 1, 1997 which are not redeemable prior to maturity. The proceeds from the sale of the notes were used to repay Capital Markets' short-term bank borrowings. The notes are unsecured debt obligations of Capital Markets.

  Capital Markets has a $150 million revolving Credit Agreement which will terminate October 21, 1995, unless extended by its terms. This facility provides short-term financing flexibility at the holding company level and also serves as the back-up instrument for a commercial paper program. As of December 31, 1993, there were no borrowings outstanding under this agreement.

  Capital Markets also has $50 million of money market lines of credit. As of December 31, 1993, there were no borrowings outstanding under these lines of credit.

  As of December 31, 1993, Capital Markets had $47.0 million in commercial paper outstanding, having a weighted average interest rate of 3.48%.

  The obligations of Capital Markets are subject to a Support Agreement between Industries and Capital Markets, under which Industries has committed to make payments of interest and principal on Capital Markets securities in the event of a failure to pay by Capital Markets. Restrictions in the Support Agreement prohibit recourse on the part of Capital Markets' investors against the stock and assets of Northern Indiana which are owned by Industries. Under the terms of the Support Agreement, in addition to the cash flow of cash dividends paid to Industries by any of its consolidated subsidiaries, the assets of Industries, other than the stock and assets of Northern Indiana, are available as recourse to holders of Capital Markets' securities. The carrying value of those assets other than Northern Indiana, reflected in the consolidated financial statements of Industries, is approximately $299.1 million at December 31, 1993.

  NIFL has an unsecured revolving credit agreement with a bank for $2 million. Borrowings bear interest at the bank's prevailing prime rate. As of December 31, 1993, there were no borrowings under this agreement.

  Cash flow from operations has provided sufficient liquidity to meet current operating requirements. Because of the seasonal nature of the utility business and the construction program, Northern Indiana makes use of commercial paper intermittently as short-term financing. As of December 31, 1993, Northern Indiana had $27.9 million in commercial paper outstanding, having a weighted average interest rate of 3.56%.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION (Concluded)

  Northern Indiana has a $250 million revolving Credit Agreement with several banks which terminates September 21, 1996, unless extended by its terms. As of December 31, 1993, there were no borrowings outstanding under this agreement. In addition, Northern Indiana has $14.2 million in lines of credit which run to May 31, 1994. As of December 31, 1993, there were no borrowings under these lines of credit. The Credit Agreement and lines of credit are also available to support the issuances of commercial paper.

  Northern Indiana also has $173.5 million of money market lines of credit. As of December 31, 1993, $40.0 million of borrowings were outstanding under these lines of credit.

  Northern Indiana has a $50 million uncommitted finance facility. At December 31, 1993, $20.0 million of borrowings were outstanding under this facility.

  On April 5, 1993, Northern Indiana executed a 364-day $50 million private placement loan.

  During recent years, Northern Indiana has been able to finance its construction program with internally generated funds and expects to be able to meet future commitments through such funds.

  The Utilities do not expect the effects of inflation at current levels to have a significant impact on their results of operations, ability to contain cost increases or need to seek timely and adequate rate relief. The Utilities do not anticipate the need to file for gas and electric base rate increases in the near future.


                         (Selected Statistical Charts)

                         (Capitalization Ratios Chart)

                                   COMMON          PREFERRED AND
                  LONG-TERM         SHARE            PREFERENCE
YEAR                 DEBT          EQUITY              STOCK              TOTAL
- ----              ---------        ------          -------------         -------
1984                48.9%           38.8%              12.3%              100.0%
1985                53.6%           34.8%              11.6%              100.0%
1986                55.3%           33.6%              11.1%              100.0%
1987                52.7%           36.1%              11.2%              100.0%
1988                52.0%           41.0%               7.0%              100.0%
1989                52.3%           40.8%               6.9%              100.0%
1990                49.2%           42.6%               8.2%              100.0%
1991                47.1%           44.6%               8.3%              100.0%
1992                46.0%           45.1%               8.9%              100.0%
1993                47.9%           44.0%               8.1%              100.0%


                 (Cost of Fuel for Electric Generation Chart)

                        YEAR             (MILLS PER KWH)
                        ----             ---------------
                        1984                  26.89
                        1985                  27.85
                        1986                  23.92
                        1987                  21.02
                        1988                  19.09
                        1989                  18.01
                        1990                  18.13
                        1991                  17.86
                        1992                  16.82
                        1993                  16.65


                   (Cost of Gas Purchased for Resale Chart)

                                                DOLLARS
                        YEAR                    PER DTH
                        ----                    -------
                        1984                      3.37
                        1985                      3.42
                        1986                      3.20
                        1987                      2.94
                        1988                      3.03
                        1989                      3.21
                        1990                      3.40
                        1991                      3.16
                        1992                      3.31
                        1993                      3.27

CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31,                            1993        1992        1991
- -------------------------------------------------------------------------------

Operating Revenues:                                (Dollars in thousands)
  Gas....................................... $  714,229  $  666,221  $  601,920
  Electric..................................    963,643     916,135     933,241
                                             ----------  ----------  ----------
                                              1,677,872   1,582,356   1,535,161
                                             ----------  ----------  ----------
Cost of Energy:
  Gas purchased for resale..................    399,590     379,564     339,206
  Fuel for electric generation..............    244,552     242,385     248,428
  Power purchased...........................     18,225      11,028       8,151
                                             ----------  ----------  ----------
                                                662,367     632,977     595,785
                                             ----------  ----------  ----------
Operating Margin............................  1,015,505     949,379     939,376
                                             ----------  ----------  ----------
Operating Expenses and Taxes (except income):
  Operation.................................    314,461     285,131     271,298
  Maintenance...............................     83,548      85,451      93,508
  Depreciation and amortization.............    187,000     182,717     175,721
  Taxes (except income).....................     71,621      69,555      65,731
                                             ----------  ----------  ----------
                                                656,630     622,854     606,258
                                             ----------  ----------  ----------
Operating Income Before Utility Income Taxes    358,875     326,525     333,118
                                             ----------  ----------  ----------
Utility Income Taxes........................     96,830      80,308      78,764
                                             ----------  ----------  ----------
Operating Income............................    262,045     246,217     254,354
                                             ----------  ----------  ----------
Other Income (Deductions):
  Allowance for funds, other than borrowed
    funds, used during construction.........          1          30          (5)
  Other, net................................     (2,071)      1,454         258
                                             ----------  ----------  ----------
                                                 (2,070)      1,484         253
                                             ----------  ----------  ----------
Income Before Interest and Other Charges....    259,975     247,701     254,607
                                             ----------  ----------  ----------
Interest and Other Charges:
  Interest on long-term debt................     82,121      87,660     100,381
  Other interest............................      9,238       9,955       7,094
  Allowance for borrowed funds used during
    construction and carrying charges.......     (1,447)       (543)     (1,346)
  Amortization of premium, reacquisition
    premium, discount and expense on debt,
    net.....................................      3,582       3,323       3,404
  Dividend requirements on preferred
    stocks of subsidiary....................     10,341      10,658      11,686
                                             ----------  ----------  ----------
                                                103,835     111,053     121,219
                                             ----------  ----------  ----------
Net Income..................................    156,140     136,648     133,388
Dividend requirements on preferred shares...      3,063       3,063       3,063
                                             ----------  ----------  ----------
Balance available for common shareholders... $  153,077  $  133,585  $  130,325
                                             ==========  ==========  ==========
Average common shares outstanding........... 66,136,396  66,715,941  67,035,495
Earnings per average common share...........      $2.31       $2.00       $1.94
                                             ==========  ==========  ==========
Dividends declared per common share.........      $1.35       $1.26       $1.18
                                             ==========  ==========  ==========

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET

December 31,                                                    1993        1992
- --------------------------------------------------------------------------------

ASSETS                                                    (Dollars in thousands)
Utility Plant, at original cost (including
  construction work in progress of $189,634 and
  $144,228, respectively):
    Electric...........................................   $3,778,016  $3,698,794
    Gas................................................    1,216,178   1,096,467
    Common.............................................      289,242     258,285
                                                          ----------  ----------
                                                           5,283,436   5,053,546
    Less--Accumulated provision for depreciation and
      amortization.....................................    2,052,221   1,876,618
                                                          ----------  ----------
        Total utility plant............................    3,231,215   3,176,928
                                                          ----------  ----------
Other Property and Investments:
    Other property, at cost, less accumulated
      provision for depreciation.......................      124,184      96,470
    Investments, at equity.............................       19,142      33,479
    Investments, at cost...............................        6,189       6,404
                                                          ----------  ----------
        Total other property and investments...........      149,515     136,353
                                                          ----------  ----------
Current Assets:
    Cash and cash equivalents..........................       16,140      41,357
    Accounts receivable, less reserve of $4,855 and
      $5,121, respectively.............................      115,129      99,673
    Fuel adjustment clause.............................        6,440       4,335
    Gas cost adjustment clause.........................       35,659      45,358
    Materials and supplies, at average cost............       67,120      73,883
    Electric production fuel, at average cost..........       21,533      41,945
    Natural gas in storage, at last-in, first-out cost.       62,870      36,653
    Prepayments and other..............................       11,118      12,466
                                                          ----------  ----------
        Total current assets...........................      336,009     355,670
                                                          ----------  ----------
Deferred Charges:
    Unamortized reacquisition premium on debt and debt
      expenses.........................................       54,078      43,903
    Unamortized R.M. Schahfer Unit 17 and Unit 18
      carrying charges and deferred depreciation.......       79,198      83,415
    Other..............................................       62,309      11,672
                                                          ----------  ----------
        Total deferred charges.........................      195,585     138,990
                                                          ----------  ----------
                                                          $3,912,324  $3,807,941
                                                          ==========  ==========

The accompanying notes to consolidated financial statements are an integral part of this statement.

December 31,                                                   1993         1992
- --------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES                            (Dollars in thousands)
Capitalization:
  Common shareholders' equity...........................  $1,094,672  $1,034,530
  Preferred stocks--
    Northern Indiana Public Service Company:
      Series without mandatory redemption provisions....      97,753      97,917
      Series with mandatory redemption provisions.......      68,462      70,668
    NIPSCO Industries, Inc.:
      Series with mandatory redemption provisions.......      35,000      35,000
  Long-term debt, excluding amounts due within one year.   1,192,500   1,054,454
                                                          ----------  ----------
        Total capitalization............................   2,488,387   2,292,569
                                                          ----------  ----------
Current Liabilities:
  Obligations due within one year--
    Northern Indiana Public Service Company:
      Commercial paper..................................      27,895      76,500
      First mortgage bonds--
        Series M, 4 1/2%--due April 15, 1993.............         --      21,916
      Medium-term notes--
        Issued at interest rates between 9.15% and 9.50%
          with a weighted average interest rate of 9.18%
          and various maturities between January 14,
          1994 and April 11, 1994.......................      65,000      53,000
      Notes payable--
        Issued at interest rates between 3.30% and 4.05%
          with a weighted average interest rate of 3.78%
          and various maturities between January 3, 1994
          and April 4, 1994.............................     110,000     208,701
    NIPSCO Capital Markets, Inc.:
      Commercial paper..................................      47,000         --
      Note payable--
        4.06%--due January 25, 1993.....................         --       35,000
      Medium-term notes--
        Issued at interest rates between 8.95% and 9.45%
          with a weighted average interest rate of 9.12%
          and various maturities between July 28, 1993
          and September 8, 1993.........................         --       15,000
                                                          ----------  ----------
                                                             249,895     410,117
                                                          ----------  ----------
  Other current liabilities--
      Accounts payable..................................     192,543     166,832
      Sinking funds due within one year.................       7,357       4,611
      Dividends declared on common and preferred stocks.      26,165      24,241
      Customer deposits.................................       9,471       9,103
      Taxes accrued.....................................      74,562      73,621
      Interest accrued..................................      12,253      13,991
      Other accruals....................................      45,118      39,556
                                                          ----------  ----------
                                                             367,469     331,955
                                                          ----------  ----------
        Total current liabilities.......................     617,364     742,072
                                                          ----------  ----------
Other:
  Deferred income taxes.................................     576,071     586,178
  Deferred investment tax credits, being amortized
    over life of related property.......................     129,681     136,428
  Deferred credits......................................      37,767      41,257
  Regulatory income tax liability.......................      25,371         --
  Other noncurrent liabilities..........................      37,683       9,437
                                                          ----------  ----------
        Total other.....................................     806,573     773,300
                                                          ----------  ----------
Commitments and Contingencies (see notes)
                                                          $3,912,324  $3,807,941
                                                          ==========  ==========

CONSOLIDATED STATEMENT OF CAPITALIZATION

December 31,                                                                                       1993                1992
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                    (Dollars in thousands)
Common shareholders' equity................................................................  $1,094,672   44.0%  $1,034,530   45.1%
                                                                                             ----------          ----------
Preferred Stocks, which are redeemable solely at option of issuer:
  Northern Indiana Public Service Company
    Cumulative preferred stock--$100 par value--
      4 1/4% series--211,298 and 211,341 shares outstanding, respectively..................      21,130              21,134
      4 1/2% series--79,996 shares outstanding.............................................       8,000               8,000
      4.22% series--106,200 shares outstanding.............................................      10,620              10,620
      4.88% series--100,000 shares outstanding.............................................      10,000              10,000
      7.44% series--41,900 shares outstanding..............................................       4,190               4,190
      7.50% series--34,842 shares outstanding..............................................       3,484               3,484
      Premium on preferred stock...........................................................         254                 254
    Cumulative preferred stock--no par value--
      Adjustable Rate (6.00% at December 31, 1993)--
        Series A (stated value--$50 per share), 801,500 and 804,700 shares outstanding,
        respectively.......................................................................      40,075              40,235
                                                                                             ----------          ----------
                                                                                                 97,753    3.9%      97,917    4.3%
                                                                                             ----------          ----------
Redeemable Preferred Stocks, subject to mandatory redemption requirements or whose redemption is outside the control of issuer:
  Northern Indiana Public Service Company
    Cumulative preferred stock--$100 par value--
      8.85% series--112,500 and 125,000 shares outstanding, respectively...................      11,250              12,500
      7 3/4% series--61,122 and 66,676 shares outstanding, respectively....................       6,112               6,668
      8.35% series--81,000 and 85,000 shares outstanding, respectively.....................       8,100               8,500
    Cumulative preferred stock--no par value--
      6.50% series--430,000 shares outstanding.............................................      43,000              43,000
                                                                                             ----------          ----------
                                                                                                 68,462    2.7%      70,668    3.1%
                                                                                             ----------          ----------
  NIPSCO Industries, Inc.
    Cumulative preferred shares--without par value--
      8.75% series (stated value--$100 per share), 350,000 shares outstanding..............      35,000    1.4%      35,000    1.5%
                                                                                             ----------          ----------
Long-term debt.............................................................................   1,192,500   48.0%   1,054,454   46.0%
                                                                                             ----------  ------  ----------  ------
        Total capitalization...............................................................  $2,488,387  100.0%  $2,292,569  100.0%
                                                                                             ==========  ======  ==========  ======

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF LONG-TERM DEBT

December 31,                                                               1993         1992
                                                                         (Dollars in thousands)
Northern Indiana Public Service Company
First mortgage bonds--
  Series N,   4 5/8%--due May 15, 1995...............................    $   22,436   $   22,436
  Series O,   6 3/8%--due September 1, 1997..........................        27,507       27,507
  Series P,   6 7/8%--due October 1, 1998............................        15,671       15,671
  Series S,   8 1/8%--due May 1, 2001................................        41,000       41,485
  Series T,   7 1/2%--due April 1, 2002..............................        40,643       40,643
  Series U,   8 1/8%--due July 15, 2003..............................        55,739       55,739
  Series V,   8.90%--due April 1, 2004...............................         --          56,584
  Series Y,   8 3/8%--due October 15, 2006...........................        50,575       50,575
  Series Z,   8 1/8%--due August 15, 2007............................        43,069       43,069
  Series AA,  8 1/2%--due November 1, 2007...........................        33,407       33,407
  Series BB,  9 7/8%--due June 15, 2004..............................        --           13,500
  Series KK,  9 1/4%--due December 1, 2016...........................        --          114,500
  Series LL,  7 1/2%--due October 15, 2014...........................        41,000       41,000
  Series MM,  7 1/2%--due October 15, 2004...........................        10,000       10,000
  Series NN,  7.10%--due July 1, 2017................................        55,000       55,000
                                                                         ----------   ----------
       Total.........................................................       436,047      621,116
                                                                         ----------   ----------
Pollution control notes and bonds--
  Series A note--
    City of Michigan City--5.70% due October 1, 2003.................        21,500       21,500
  Series 1978 note--
    County of Jasper--6.70% due November 1, 2008.....................        18,000       18,000
  Series 1988 bonds--Jasper County--Series A, B and C
    2.44% weighted average at December 31, 1993, due November 1, 2016       130,000      130,000
  Series 1988 bonds--Jasper County--Series D
    2.46% weighted average at December 31, 1993, due November 1, 2007        24,000       24,000
                                                                         ----------   ----------
       Total.........................................................       193,500      193,500
                                                                         ----------   ----------
Medium-term notes--
  Issued at interest rates between 5.83% and 7.64%, with a weighted average interest rate of 6.82% and various maturities between
   April 6, 1998 and August 17, 2023.................................       454,200      153,000
                                                                         ----------   ----------
Unamortized premium and discount on long-term debt, net..............        (4,663)      (3,156)
                                                                         ----------   ----------
       Total long-term debt of Northern Indiana Public Service Company    1,079,084      964,460
                                                                         ----------   ----------
NIPSCO Capital Markets, Inc.
  Medium-term note--9.95%--due June 10, 1996.........................         7,500        7,500
  Unamortized discount...............................................           (16)         (31)
  Zero Coupon Notes--7.57%, $72,500 at maturity, due December 1, 1997        54,191       50,306
                                                                         ----------   ----------
       Total long-term debt of NIPSCO Capital Markets, Inc...........        61,675       57,775
                                                                         ----------   ----------
NIPSCO Development Company, Inc.
  Lake Erie Land Company--Notes Payable--
    Interest rates between 6.00% and 7.00% with a weighted average interest rate of 6.42% and various maturities between
      July 5, 1996 and June 30, 1998.................................         3,256        3,809
  Elm Energy and Recycling (UK), Ltd.
    Term Loan Facility--6.79%--due December 31, 2004.................        41,577       28,292
  Metals Technology Corporation--Notes Payable--
    Mortgage note, 6.50%--due September 25, 2005.....................           108          118
                                                                         ----------   ----------
       Total long-term debt of NIPSCO Development Company, Inc.......        44,941       32,219
                                                                         ----------   ----------
Northern Indiana Fuel and Light Company, Inc.
  Sinking Fund Debentures--
    Series G, 9.50%,--due August 1, 2001.............................         3,000       --
    Series H, 10.80%,--due August 1, 2008............................         3,800       --
                                                                         ----------   ----------
       Total long-term debt of Northern Indiana Fuel and Light
         Company, Inc................................................         6,800       --
                                                                         ----------   ----------
       Total long-term debt, excluding amounts due in one year.......    $1,192,500   $1,054,454
                                                                         ==========   ==========

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31,                                                1993          1992         1991
                                                                           (Dollars in thousands)
Cash flows from operating activities:
  Net income...................................................    $   156,140   $   136,648   $ 133,388
Adjustments to reconcile net income to net cash:
  Depreciation and amortization................................        187,000       182,717     175,721
  Deferred federal and state operating income taxes, net.......          2,122        14,503       6,769
  Deferred investment tax credits, net.........................         (7,446)       (7,452)     (6,295)
  Change in certain assets and liabilities*--
    Accounts receivable, net...................................        (12,255)       18,284     (45,804)
    Electric production fuel...................................         20,412       (10,861)      5,376
    Materials and supplies.....................................          7,344         2,394       2,513
    Natural gas in storage.....................................        (24,685)        3,074       4,962
    Accounts payable...........................................         23,507        (4,521)     (1,670)
    Taxes accrued..............................................            541        16,593      (9,667)
    Fuel adjustment clause.....................................         (2,105)        6,965     (12,571)
    Gas cost adjustment clause.................................         10,641       (43,565)      3,475
  Other, net...................................................         11,462         3,638     (13,564)
                                                                   -----------   -----------   ---------
      Net cash provided by operating activities................        372,678       318,417     242,633
                                                                   -----------   -----------   ---------
Cash flows provided by (used in) investing activities:
  Utility construction expenditures............................       (180,852)     (172,329)   (168,958)
  Acquisition and construction expenditures related to
    Crossroads Pipeline Company................................        (24,361)        --          --
  Purchase of Kokomo Gas and Fuel Company, net of cash acquired          --          (43,752)      --
  Purchase of Northern Indiana Fuel and Light Company,
    net of cash acquired.......................................        (30,137)        --          --
  Return of Capital to Harbor Coal Company.....................         32,435         --          --
  Other, net...................................................        (53,061)      (78,566)    (13,658)
                                                                   -----------   -----------   ---------
      Net cash used in investing activities....................       (255,976)     (294,647)   (182,616)
                                                                   -----------   -----------   ---------
Cash flows provided by (used in) financing activities:
  Issuance of long-term debt...................................        468,269        82,456      55,000
  Issuance of short-term debt..................................      1,254,507     1,865,713     398,175
  Issuance of preferred shares.................................          --           43,000       --
  Net change in commercial paper...............................         (1,605)      (21,040)     24,036
  Retirement of long-term debt.................................       (377,069)      (91,319)   (155,408)
  Retirement of short-term debt................................     (1,388,208)   (1,744,812)   (275,375)
  Retirement of preferred stock................................         (2,170)      (30,478)     (5,833)
  Issuance of common shares....................................         36,364        53,911      10,453
  Acquisition of treasury shares...............................        (40,730)      (76,281)    (55,606)
  Cash dividends paid on common shares.........................        (88,214)      (83,379)    (77,832)
  Cash dividends paid on preferred shares......................         (3,063)       (3,063)     (2,690)
  Other, net...................................................          --              582       1,240
                                                                   -----------   -----------   ---------
      Net cash used in financing activities....................       (141,919)       (4,710)    (83,840)
                                                                   -----------   -----------   ---------
Net increase (decrease) in cash and cash equivalents...........        (25,217)       19,060     (23,823)

Cash and cash equivalents at beginning of period...............         41,357        22,297      46,120
                                                                   -----------   -----------   ---------
Cash and cash equivalents at end of period.....................    $    16,140   $    41,357   $  22,297
                                                                   ===========   ===========   =========

*Net of effects from purchase of Kokomo Gas and Fuel Company and Northern
 Indiana Fuel and Light Company.

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY

                                                          Dollars in Thousands                                     Shares
                               ---------------------------------------------------------------------------------------------------
                                                    Additional                       Unearned    Currency
                                           Common    Paid-In    Retained   Treasury  Compen-   Translation    Common     Treasury
                                 Total     Shares    Capital    Earnings    Shares    sation    Adjustment    Shares      Shares
=========================     ==========  ========  ==========  ========   ========  ========  ===========  =========   ==========
Balance, January 1, 1991...   $1,005,982  $860,776   $11,323   $217,636   $ (81,670)  $(2,083)   $  --      73,375,371  (4,501,142)
Net income.................      133,388                        133,388
Dividends:
  Preferred shares.........       (3,063)                        (3,063)
  Common shares............      (78,509)                       (78,509)
Treasury shares acquired...      (55,606)                                   (55,606)                                    (2,762,153)
Issued:
  Employee stock purchase
   plan....................          434                                        434                                         27,280
  Long-term incentive plan.        1,677                 408                  3,505    (2,236)                             185,875
  Conversion of 4 1/4%
   convertible debentures..        6,806     6,806                                                             346,384
Other......................          557                 210       (291)                  638
                              ----------  --------   -------   --------   ---------   -------    -------    ----------  ----------
Balance, December 31, 1991.   $1,011,666  $867,582   $11,941   $269,161   $(133,337)  $(3,681)   $  --      73,721,755  (7,050,140)
                              ----------  --------   -------   --------   ---------   -------    -------    ----------  ----------
Net income.................      136,648                        136,648
Dividends:
  Preferred shares.........       (3,063)                        (3,063)
  Common shares............      (84,437)                       (84,437)
Treasury shares acquired...      (76,281)                                   (76,281)                                    (3,135,902)
Issued:
  Employee stock purchase
   plan....................          327                                        327                                         20,614
  Long-term incentive plan.        3,307                  51                  3,705      (449)                             183,125
  Kokomo Gas acquisition...       46,828              10,232                 36,596                                      1,848,588
  Conversion of 4 1/4%
   convertible debentures..        3,348     3,348                                                             170,354
Other......................       (3,813)             (1,449)    (1,114)                1,096     (2,346)                      (44)
                              ----------  --------   -------   --------   ---------   -------    -------    ----------  ----------
Balance, December 31, 1992.   $1,034,530  $870,930   $20,775   $317,195   $(168,990)  $(3,034)   $(2,346)   73,892,109  (8,133,759)
                              ----------  --------   -------   --------   ---------   -------    -------    ----------  ----------
Net income.................      156,140                        156,140
Dividends:
  Preferred shares.........       (3,063)                        (3,063)
  Common shares............      (89,384)                       (89,384)
Treasury shares acquired...      (40,730)                                   (40,730)                                    (1,325,085)
Issued:
  Employee stock purchase
   plan....................          433                 138                    295                                         18,561
  Long-term incentive plan.        5,666                  63                  5,696       (93)                             264,150
  NIFL acquisition.........       30,172               6,655                 23,517                                      1,112,862
Other......................          908                                                1,443       (535)
                              ----------  --------   -------   --------   ---------   -------    -------    ----------  ----------
Balance, December 31, 1993.   $1,094,672  $870,930   $27,631   $380,888   $(180,212)  $(1,684)   $(2,881)   73,892,109  (8,063,271)
                              ==========  ========   =======   ========   =========   =======    =======    ==========  ==========


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HOLDING COMPANY STRUCTURE

  NIPSCO Industries, Inc. (Industries) was incorporated in Indiana on September 22, 1987, and became the parent of Northern Indiana Public Service Company (Northern Indiana) on March 3, 1988, after the shareholders of Northern Indiana approved a corporate restructuring pursuant to which, Northern Indiana's outstanding common shares were exchanged on a share-for-share basis with common shares of Industries. The other securities of Northern Indiana, including its First Mortgage Bonds, pollution control notes and bonds, other debt securities and each series of preferred stock, were not changed by the restructuring and they continue to be outstanding obligations and securities of Northern Indiana. Northern Indiana is a public utility operating company supplying electricity and gas to the public in the northern third of Indiana.

  At December 31, 1993, Industries had five direct, wholly-owned subsidiaries in addition to Northern Indiana, which are all Indiana corporations: NIPSCO Development Company, Inc. (Development), NIPSCO Energy Services, Inc. (Services), NIPSCO Capital Markets, Inc. (Capital Markets), Kokomo Gas and Fuel Company (Kokomo Gas) and Northern Indiana Fuel and Light Company, Inc. (NIFL).

  Kokomo Gas is a public utility operating company incorporated in Indiana in 1917, engaged in supplying natural gas to the public. It operates in the city of Kokomo, Indiana and the surrounding area in 6 counties having a population of approximately 100,000, and serves approximately 31,000 customers at December 31, 1993. The Kokomo Gas service territory is contiguous to Northern Indiana's gas service territory.

  On March 31, 1993, Industries acquired NIFL, a natural gas utility headquartered in Auburn, Indiana, that serves approximately 28,700 customers at December 31, 1993, in the northeast corner of the state, contiguous to Northern Indiana's service territory. Industries issued 1,112,862 common shares and $26,311 cash in exchange for all of the common shares of NIFL.

  Development makes various investments, including real estate. Services coordinates the energy-related diversifi-cation ventures and has four wholly-owned subsidiaries: NIPSCO Fuel Company, Inc. (Fuel) which makes investments in gas and oil exploration and development ventures; NIPSCO Energy Trading Corp. (NETCO) which is engaged in gas and other energy brokering businesses; NI-TEX, Inc. (NI-TEX) which is an intrastate natural gas transmission and supply company and Crossroads Pipeline Company (Crossroads), a natural gas transmission company. Capital Markets handles financing for the non-utility ventures of Industries and subsidiaries.

  In December, 1993, Industries signed a letter of intent for the sale of NETCO and Services' 51 percent ownership in Triumph Natural Gas, Inc., to Houston based Eastex Energy, Inc., (Eastex). The proposed transaction will have an anticipated value in excess of $10 million. Industries would acquire a 25 percent equity ownership of Eastex through common and preferred stock.

  Development is a 95% shareholder in Elm Energy and Recycling (UK) Ltd. (Elm Energy), which was formed to develop, own and operate a waste-to-energy generating plant in Wolverhampton, England. The 30 megawatt tire-fueled generating station is expected to use about 8-10 million automobile and truck tires a year and began operations in late 1993.

  Northern Indiana has two subsidiaries, Shore Line Shops, Inc. (Shore Line) and NIPSCO Exploration Company, Inc. (Exploration). Shore Line undertakes the purchase and sale of transferred employees' residences on behalf of Northern Indiana. Exploration has investment interests, which are subject to Indiana Utility Regulatory Commission (Commission) rate treatment, in off-shore Gulf of Mexico oil and gas leases.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of NIPSCO Industries, Inc., its utility subsidiaries Northern Indiana, Kokomo Gas, NIFL and Crossroads (Utilities), and all non-utility subsidiaries. In addition, the consolidated financial statements of Northern Indiana include its consolidated subsidiaries, Shore Line and Exploration. The operating results of all non-utility subsidiaries are included in "Other, net" under the caption "Other Income (Deductions)" in the Consolidated Statement of Income (except for Exploration's net results of operations, which are reported as a component of "Gas purchased for resale," since Exploration is subject to Commission rate treatment). Interest on long-term debt, other interest and amortization of debt discount and expense are reflected as a component of "Interest and Other Charges." All significant intercompany items have been eliminated in consolidation. Certain reclassifications were made to conform the prior years' financial statements to the current presentation.

OPERATING REVENUES

  Revenues are recorded based on estimated service rendered but are billed to customers monthly on a cycle basis.

DEPRECIATION AND MAINTENANCE

  Northern Indiana provides depreciation on a straight-line method over the remaining service lives of the electric,gas and common properties. The provisions as a percentage of the cost of depreciable utility plant were approximately 4.0% for year 1993, 4.0% for year 1992 and 3.9% for year 1991. The depreciation rates for electric and gas properties are 3.55% and 4.92%, respectively.
  Kokomo Gas provides depreciation on the original cost of utility plant in service using straight-line rates that averaged approximately 3.2% for the years 1993 and 1992.
  NIFL provides depreciation on the original cost of utility plant in service using straight-line rates that averaged approximately 2.75%.
  The Utilities follow the practice of charging maintenance and repairs, including the cost of renewals of minor items of property, to maintenance expense accounts, except that repairs of transportation and service equipment are charged to clearing accounts and redistributed to operating expense and other accounts. When property which represents a retirement unit is replaced or removed, the cost of such property is credited to utility plant, and such cost, together with the cost of removal less salvage, is charged to the accumulated provision for depreciation.

COAL RESERVES
  Northern Indiana has a long-term mining contract to mine its coal reserves through the year 2001. The costs of these reserves are being recovered through the rate making process as such coal reserves are used to produce electricity.

OIL AND NATURAL GAS ACCOUNTING
  Fuel uses the full-cost method of accounting for its oil and natural gas production activities. Under this method all costs incurred in the acquisition, exploration and development of oil and natural gas properties are capitalized and amortized on the units-of-production basis.

POWER PURCHASED
  Power purchases and net interchange power with other electric utilities under interconnection agreements are included in Cost of Energy under the caption "Power purchased."

ACCOUNTS RECEIVABLE
  At December 31, 1993, Northern Indiana had sold $100 million of certain of its accounts receivable under a sales agreement which expires May 31, 1997.

STATEMENT OF CASH FLOWS
  For the purposes of the Consolidated Statement of Cash Flows, Industries considers temporary cash investments with an original maturity of three months or less to be cash equivalents.
  Cash paid during the years reported for income taxes and interest was as follows:

                                1993      1992      1991
                            --------  --------  --------
                               (Dollars in thousands)
Income taxes..............  $ 93,155  $ 65,532  $ 90,136
Interest, net of amounts
  capitalized.............  $ 88,353  $ 96,909  $104,985

FUEL ADJUSTMENT CLAUSE
  All metered electric rates contain a provision for adjustment in charges for electric energy to reflect increases and decreases in the cost of fuel and the fuel cost of purchased power through operation of a fuel adjustment clause. As prescribed by order of the

Commission applicable to metered retail rates, the adjustment factor has been calculated based on the estimated cost of fuel and the fuel cost of purchased power in a future three-month period. If two statutory requirements relating to expense and return levels are satisfied, any under or overrecovery caused by variances between estimated and actual cost in a given three-month period will be included in a future filing. Northern Indiana records any under or overrecovery as a current asset or current liability until such time as it is billed or refunded to its customers. The fuel adjustment factor is subject to a quarterly hearing by the Commission and remains in effect for a three-month period.

GAS COST ADJUSTMENT CLAUSE

  All metered gas rates contain an adjustment factor which reflects the cost of purchased gas, contracted gas storage and storage transportation charges. The Utilities record any under or overrecovery as a current asset or current liability until such time as it is billed or refunded to their customers. The gas cost adjustment factor for Northern Indiana is subject to a quarterly hearing by the Commission and remains in effect for a three-month period. The gas cost adjustment factors for Kokomo Gas and NIFL are subject to a semi-annual hearing by the Commission and remain in effect for a six-month period. If the statutory requirement relating to the level of return is satisfied, any under or overrecovery caused by variances between estimated and actual cost in a given three or six month period will be included in a future filing. See Rate Matters (Take-or-Pay Pipeline Gas Costs) for a discussion of take-or-pay charges.

NATURAL GAS IN STORAGE

  Based on the average cost of gas purchased in December, 1993 and 1992, the estimated replacement cost of gas in storage (current and non-current) at December 31, 1993 and 1992, exceeded the stated LIFO cost by approximately $55 million and $65 million, respectively.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

  Allowance for funds used during construction (AFUDC) is charged to construction work in progress during the period of construction and represents the net cost of borrowed funds used for construction purposes and a reasonable rate upon other (equity) funds. Under established regulatory rate practices, after the construction project is placed in service, Northern Indiana is permitted to include in the rates charged for utility services (a) a fair return on and (b) depreciation of such AFUDC included in plant in service.

  At January 1, 1991, a pretax rate of 6.5% for all construction was being used; effective January 1, 1992, the rate decreased to 4.0% and effective January 1, 1993, the rate decreased to 3.7%.

CARRYING CHARGES AND DEFERRED DEPRECIATION

  Upon completion of each of Units 17 and 18, Northern Indiana capitalized the carrying charges and deferred depreciation in accordance with orders of the Commission until the cost of each unit was allowed in rates. Such carrying charges and deferred depreciation are being amortized over the remaining life of each unit.

  Northern Indiana began capitalizing carrying charges and deferring depreciation and certain operating expenses relating to its scrubber service agreement upon completion of the flue gas desulfurization plant in June, 1992, at Northern Indiana's Bailly Generating Station in accordance with an order of the Commission. Capitalization of carrying charges and deferral of depreciation and certain operating expenses will continue until the earlier of December 31, 1995, or the date a final order considering the costs in rates is approved by the Commission.

FOREIGN CURRENCY TRANSLATION

  Translation gains or losses are based upon the end-of-period exchange rate and are recorded as a separate component of shareholders' equity.

INCOME TAXES

  Effective January 1, 1993, Industries adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized, at currently enacted income tax rates, to reflect the tax effect of temporary differences between the financial statement and tax bases of assets and liabilities. Such temporary differences are the result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial statements.

  To implement SFAS No. 109, certain adjustments were made to deferred income taxes. To the extent such income taxes are recoverable or payable through future rates, regulatory assets and liabilities have been recorded in the Consolidated Balance Sheet. These adjustments include the amounts reflecting the Utilities' obligation to credit to ratepayers deferred income taxes provided at rates higher than the current federal tax rate which are currently being credited to ratepayers using the average rate assumption method required by the Tax Reform Act of 1986 and the Commission. The initial application of this statement was reflected in the January 1, 1993, Consolidated Balance Sheet, with no impact on results of operations or cash flow. The effect of the implementation entry on regulated activities was to record a net decrease in deferred income taxes and provide a net regulatory income tax liability of approximately $52 million. On August 10, 1993, the Federal statutory income tax rate was increased to 35%, a change of 1%, effective January 1, 1993. The impact of this change and the change in temporary differences through December 31, 1993, has reduced the balance of the net regulatory liability to $25 million at December 31, 1993. The net regulatory income tax liability is derived from regulatory assets primarily attributable to undepreciated AFUDC-equity and the cumulative net amount of other income tax timing differences for which deferred taxes had not been provided in the past when regulators did not recognize such taxes as costs in the rate making process and regulatory liabilities primarily attributable to deferred taxes provided at rates in excess of the current statutory rate, as discussed above, and unamortized deferred investment tax credits.

- -------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
- -------------------------------------------------------------------------------

  The components of the net deferred income tax liability at January 1, 1993, and December 31, 1993, are as follows:

                                                      Jan. 1,       Dec. 31,
                                                        1993          1993
                                                     ---------      --------
                                                      (Dollars in thousands)
Deferred tax liabilities--
  Accelerated depreciation and other property
    differences...................................    $641,209      $677,493
  AFUDC-equity....................................      46,065        44,863
  Adjustment clauses..............................      19,281        16,876
  Take-or-pay gas costs...........................      10,033         4,234
  Reacquisition premium on debt...................      14,020        16,844
Deferred tax assets--
  Deferred investment tax credits.................     (50,438)      (49,174)
  Removal costs...................................     (82,207)      (93,279)
  Regulatory income tax liability.................     (19,128)       (9,582)
  Other, net......................................     (22,441)      (20,757)
                                                      --------      --------
                                                       556,394       587,518
Less: Deferred income taxes related to current
  assets and liabilities..........................      17,390        11,447
                                                      --------      --------
Deferred income taxes--noncurrent.................    $539,004      $576,071
                                                      ========      ========

  Deferred income taxes are recognized as costs in the rate making process by the commissions having jurisdiction over the rates charged by the Utilities. The deferred income taxes resulting from the above are reversed by a debit or credit to deferred income tax expense as the timing differences reverse. Federal and state income taxes as set forth in the Consolidated Statement of Income are comprised of the following:

                                                   1993       1992       1991
                                                 --------   --------   --------
                                                     (Dollars in thousands)
Current income taxes--
  Federal......................................  $ 89,022   $ 61,557   $ 67,013
  State........................................    13,132     11,700     11,277
                                                 --------   --------   --------
                                                  102,154     73,257     78,290
                                                 --------   --------   --------
Deferred income taxes, net--Federal and State--
  Accelerated depreciation and other property
   differences.................................    13,211     11,078     16,571
  Removal costs................................    (8,760)   (11,352)   (11,387)
  Adjustment clauses...........................    (2,466)    14,086      3,363
  Take-or-pay gas costs........................    (5,799)    (2,403)    (8,749)
  Minimum tax credit deferral..................      --        9,798      7,316
  Reacquisition premium on debt................     2,824       (904)      (678)
  Other........................................     3,112     (5,800)       333
                                                 --------   --------   --------
                                                    2,122     14,503      6,769
                                                 --------   --------   --------
Deferred investment tax credits, net...........    (7,446)    (7,452)    (6,295)
                                                 --------   --------   --------
    Total utility operating income taxes.......    96,830     80,308     78,764

Income tax applicable to non-operating
 activities and income of non-utility
 subsidiaries..................................    (5,537)    (3,324)    (3,241)
                                                 --------   --------   --------
    Total income taxes.........................  $ 91,293   $ 76,984   $ 75,523
                                                 ========   ========   ========

  A reconciliation of total tax expense to an amount computed by applying the statutory federal income tax rate to pretax income is as follows:

                                                   1993       1992       1991
                                                 --------   --------   --------
                                                     (Dollars in thousands)
Net Income.....................................  $156,140   $136,648   $133,388
Add--Income taxes..............................    91,293     76,984     75,523
Dividend requirements on preferred stocks of
 subsidiary....................................    10,341     10,658     11,686
                                                 --------   --------   --------
Income before preferred dividend requirements
 of subsidiary and income taxes................  $257,774   $224,290   $220,597
                                                 ========   ========   ========
Amount derived by multiplying pretax income
 by statutory rate.............................  $ 90,221   $ 76,259   $ 75,003
Reconciling items multiplied by the statutory
 rate:
  Book depreciation over related tax
   depreciation................................     3,893      4,359      4,681
  Amortization of deferred investment tax
   credits.....................................    (7,446)    (7,452)    (6,423)
  State income taxes, net of federal income tax
   benefit.....................................     8,568      8,006      6,910
  Reversal of deferred taxes provided at rates
   in excess of the current federal income
   tax rate....................................    (5,080)    (5,468)    (5,152)
  Other, net...................................     1,137      1,280        504
                                                 --------   --------   --------
    Total income taxes.........................  $ 91,293   $ 76,984   $ 75,523
                                                 ========   ========   ========

  Investment tax credits have been deferred and are being amortized to income over the life of the related property.

PENSION PLANS

  Industries and its subsidiaries have four noncontributory, defined benefit retirement plans covering substantially all employees. Benefits under the plans reflect the employees' compensation, years of service and age at retirement.

  The plans' funded status as of December 31, 1993, and 1992, are as follows:

                                                           1993          1992
                                                         --------      --------
                                                         (Dollars in thousands)
  Vested benefit obligation............................. $481,755      $429,359
  Nonvested benefit.....................................   86,373        75,815
                                                         --------      --------
  Accumulated benefit obligation........................ $568,128      $505,174
                                                         ========      ========
  Projected benefit obligation for service rendered
   to date.............................................. $657,068      $588,800
  Plan assets at fair market value......................  605,379       539,387
                                                         --------      --------
  Projected benefit obligation in excess of plan assets.   51,689        49,413
  Unrecognized transition obligation at December 31,
   being recognized over 17 years.......................  (54,055)      (59,933)
  Unrecognized prior service cost.......................  (31,464)      (23,100)
  Unrecognized gains....................................   51,154        50,033
                                                         --------      --------
  Accrued pension costs................................. $ 17,324      $ 16,413
                                                         ========      ========

  The accumulated benefit obligation is the present value of future pension benefit payments and is based on the plan benefit formula without considering expected future salary increases. The projected benefit obligation considers estimated future salary increases. Discount rates of 7.50% and 7.75% and rates of increase in compensation levels of 5.5% were used to determine the accumulated benefit obligation and projected benefit obligation at December 31, 1993, and 1992, respectively. The reduction of the discount rate, as discussed above, along with certain plan changes increased the accumulated benefit obligation as of December 31, 1993, by approximately $31 million.

  The following items are the components of provisions for pensions for the years ended December 31, 1993, 1992 and 1991:

                                                  1993       1992       1991
                                                --------   --------   ---------
                                                    (Dollars in thousands)
  Service costs................................ $ 13,086   $ 13,277   $  10,607
  Interest costs...............................   46,019     43,408      41,128
  Actual return on plan assets.................  (81,150)   (41,796)   (100,133)
  Amortization of transition obligation........    5,387      5,437       5,489
  Other net amortization and deferral..........   39,567      1,599      65,623
                                                --------   --------   ---------
                                                $ 22,909   $ 21,925   $  22,714
                                                ========   ========   =========

  Assumptions used in the valuation and determination of 1993, 1992 and 1991 pension expenses were as follows:

                                                  1993       1992       1991
                                                --------   --------   ---------
  Discount rate................................   7.75%      7.5%        8.5%
  Rate of increase in compensation levels......    5.5         6           6
  Expected long-term rate of return on assets..   8.25      8.25        8.75

  The plans' assets are invested primarily in common stocks, bonds, notes and real estate investment funds.

POSTRETIREMENT BENEFITS

  Industries provides certain health care and life insurance benefits for retired employees. Substantially all of Industries employees may become eligible for those benefits if they reach retirement age while working for Industries. Those and similar benefits for active employees are provided through an insurance company whose premiums are based on the benefits to active employees and retirees paid during the year. Prior to January 1, 1993, the Utilities recognized the cost of providing those benefits by expensing insurance premiums, which is consistent with current rate making practices. The annual cost of providing those benefits for retirees and/or their surviving spouses was $6.3 and $6.4 million for the years ended December 31, 1992 and 1991, respectively.

  Effective January 1, 1993, Industries adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which establishes accounting and reporting standards for such postretirement benefits. The new standard requires the accrual of the expected cost of such benefits during the employee's years of service. The assumptions and calculations involved in determining the accrual closely parallel pension accounting requirements.

  The following table sets forth the plans' accumulated postretirement benefit obligation as of December 31, 1993, and January 1, 1993:

                                                  DEC. 31, 1993   JAN. 1, 1993
                                                  -------------   ------------
                                                     (Dollars in thousands)
Retirees..........................................  $  89,650      $  86,318
Fully eligible active plan participants...........     30,501         26,748
Other active plan participants....................    150,215        118,802
                                                    ---------      ---------
Accumulated postretirement benefit obligation.....    270,366        231,868
Unrecognized transition obligation................   (220,274)      (231,868)
Unrecognized prior period loss....................    (20,737)     $    --
                                                    ---------      ---------
Accrued liability for postretirement health
 care benefit obligation..........................  $  29,355      $    --
                                                    =========      =========

- ------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
- ------------------------------------------------------------------------------

  Discount rates of 7.5% and 8% at December 31, 1993, and January 1, 1993, respectively, and a pre-Medicare medical trend rate of 13% declining to a long-term rate of 7% were used to determine the accumulated postretirement benefit obligation at December 31, 1993, and January 1, 1993.

  The transition obligation at January 1, 1993, for accumulated postretirement benefits earned and not recognized is being amortized over twenty years as allowed by SFAS No. 106.

  Net periodic postretirement benefit costs for the year ended December 31, 1993, include the following components:

                                                          1993
                                                      -----------
                                                      (Dollars in
                                                       thousands)
Service costs........................................   $ 6,863
Interest costs.......................................    18,224
Amortization of transition obligation over 20 years..    11,594
                                                        -------
                                                        $36,681
                                                        =======

  The net periodic postretirement benefit costs were determined assuming an 8% discount rate, a 5% rate of compensation increase and a pre-Medicare medical trend rate of 13% in 1993 declining to a long-term rate of 7%. The effect of a 1% increase in the assumed health care cost trend rates for each future year would increase the accumulated postretirement benefit obligation at December 31, 1993, by approximately $45 million and increase the aggregate of the service and interest cost components of plan costs by approximately $4.8 million for the year ended December 31, 1993. Amounts disclosed above could be changed significantly in the future by changes in health care costs, work force demographics, interest rates or plan changes.

  Northern Indiana joined with other Indiana utilities and requested that the Commission conduct generic hearings to approve the accrual method of accounting for postretirement benefits for rate making purposes and to authorize the deferral, as a regulatory asset to be recovered through future revenues, of the net increase in cost until such time as the new accrual cost method may be reflected in the rate making process in the next general rate proceeding. Generic hearings were conducted by the Commission during October, 1992, and, in an order issued on December 30, 1992, the Commission authorized the deferral accounting requested but stated such deferral period should not exceed four years; the Utilities expect to request recovery of such costs within that period. The Commission also indicated each utility would have to demonstrate its postretirement benefit costs were prudent and reasonably incurred at the time such costs were proposed to be recovered in the rate making process. In addition, while the Commission stated it was hopeful something less than full accrual of such costs in rates would be possible under generally accepted accounting principles, the Utilities believe the Commission recognizes the full accrual of such postretirement benefits may be required in future rate proceedings in order to avoid any negative impact on a utility's earnings. The Utilities will defer as a regulatory asset the difference between the amount that would have been charged to expense under pay-as-you-go accounting and the amount accrued in accordance with the new standard. Accordingly, the Utilities believe SFAS No. 106 will not have a material effect on future results of operations.

POSTEMPLOYMENT BENEFITS

  In November, 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which will require Industries to accrue the estimated cost of benefits provided to former or inactive employees after employment but before retirement.

  Industries will adopt SFAS No. 112 on January 1, 1994 and its adoption will not have a material impact on financial position or results of operations.

PENDING TAX MATTER

  On August 1, 1991, the Internal Revenue Service (IRS) issued a notice of deficiency for Northern Indiana's taxes for the years 1982 through 1985 ($3,785,250 per year plus interest) relating to interest payments on $70 million of 17 1/4% Notes issued in 1981 by Northern Indiana's foreign subsidiary, Northern Indiana Public Service Finance N.V. (Finance). The IRS believes that interest paid on the Notes should have been subject to United States tax withholding. The Notes were redeemed in 1985 and Finance was subsequently liquidated. On October 25, 1991, Northern Indiana filed its petition chal-lenging the assessment in the United States Tax Court. Northern Indiana's management and general counsel believe Northern Indiana will be successful in establishing that no tax withholding was required for the period.

ACQUISITION OF NIFL

  On March 31, 1993, Industries acquired NIFL. Industries issued 1,112,862 common shares and $26,311 cash in exchange for all of the common shares of NIFL. The acquisition was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. The excess of the total acquisition costs over the recorded value of net assets acquired (approximately $17 million) was recorded as a plant acquisition adjustment.

RATE MATTERS

GAS RATES

  On October 26, 1988, the Commission entered its order granting a retail gas rate increase of approximately $59.2 million (10.32%) annually to Northern Indiana. The October 26, 1988, Commission order required Northern Indiana to refile rates two years after the initial rate order was issued, in order to move rates closer to the cost-of-service. The refiled rates were approved on January 7, 1991, and resulted in an increase in residential rates and lower industrial transportation rates.

TAKE-OR-PAY PIPELINE GAS COSTS

  The Federal Energy Regulatory Commission (FERC) has allowed certain interstate pipeline suppliers to pass on to their customers a portion of costs for contracted gas not purchased (take-or-pay), contract reformation and associated interest charges through direct billing to their customers, including the Utilities.

  Northern Indiana records take-or-pay costs as they are billed by the respective pipeline, and in an order dated September 28, 1988, the Commission allowed Northern Indiana to recover these additional gas costs on a volumetric basis from all customers, including transport customers. The Utilities have recovered approximately $185.9 million of take-or-pay costs and interest from their customers through December 31, 1993. As of December 31, 1993, an additional $11.7 million was scheduled to be billed to the Utilities and recovered from customers over a period of one to five years.

FERC ORDER NO. 636

  On April 8, 1992, the FERC issued its Order No. 636 which requires interstate pipelines to restructure their services. Under the Order, existing pipeline sales services have been "unbundled" such that gas supplies are being sold separately from interstate transportation services. The Utilities' interstate pipeline suppliers have filed new tariffs with the FERC to implement Order No. 636, and the Utilities have contracted for a mix of transportation and storage services which will allow them to meet the needs of their customers. Customers, such as the Utilities, are expected to benefit from enhanced access to competitively priced gas supplies as well as from more flexible transportation services. On the other hand, pipelines are seeking to recover certain transition costs associated with restructuring from their customers. Any such recovery would be subject to a prudence hearing at the FERC. Also, mandated changes in pipeline rate design could increase the cost of firm transportation service on interstate pipelines. The FERC has subsequently issued Order Nos. 636-A and 636-B in which it denied for the most part requests for rehearing of Order No. 636. The Orders are now on court appeal.

  The total magnitude of any transition costs charged to the Utilities can not yet be determined. The Utilities believe, however, that any transition costs which the FERC would allow the Utilities' pipeline suppliers to collect would be recoverable by the Utilities from their customers. Northern Indiana has filed a petition with the Commission seeking recovery of the transition costs from its sales and transport customers on a volumetric basis.

ENVIRONMENTAL MATTERS

  Because of major investments made in modern environmental control facilities and the use of low sulfur coal, substantially all of Northern Indiana's electric production facilities already comply with the sulfur dioxide limitations contained in acid deposition provisions of the Clean Air Act Amendments of 1990
(CAAA), which became law on November 15, 1990.

  Northern Indiana has successfully tested the use of low sulfur coal at Unit 12 at the Michigan City Generating Station, the only generating unit not in compliance with the future sulfur dioxide limitations, and expects that unit to be able to meet the limits with low sulfur coal. Northern Indiana estimates that total costs of compliance with the CAAA sulfur dioxide regulations will impact electric rates by less than 5% in the future.

  The CAAA contain provisions that could lead to strict limitations on emissions of nitrogen oxides and "air toxics," which may require significant capital expenditures for control of these emissions. Northern Indiana cannot predict the costs of complying with them, but Northern Indiana believes that any such mandated costs would be recoverable through the rate making process.

  The Environmental Protection Agency (EPA) has promulgated a permit program to meet the requirements of the CAAA. This permit program, when enacted by Indiana, will increase the fees associated with operating permits for air emissions.

  Northern Indiana has received notices from the EPA that it is a "potentially responsible party" (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) and the Superfund Amendment and Reauthorization Act (SARA) and may be required to share in the cost of cleanup of several waste disposal sites identified by the EPA. The sites are in various stages of investigation and analysis to determine the amount of remedial costs necessary to clean up the sites. At each of the sites, Northern Indiana is one of several PRPs, and it is expected that remedial costs, as provided under CERCLA and SARA, will be shared among them. At some sites Northern Indiana and/or the other named PRPs are presently working with the EPA to clean up the site and avoid the imposition of fines or added costs. While remedial costs at these sites are not presently determinable, Northern Indiana's preliminary analysis indicates its share of such costs should not have a significant impact on the results of future operations.

  Northern Indiana was notified by the Indiana Department of Environmental Management (IDEM) of the release of a petroleum substance into the St. Mary's River in Fort Wayne, Indiana, from the site of a former manufactured gas plant formerly owned by Northern Indiana. In cooperation with IDEM, Northern Indiana has taken steps to investigate and contain the substance. Northern Indiana is continuing to monitor and investigate the site to determine what further remedial action, if any, is required to be taken by it.

  Northern Indiana was notified by Indiana Gas Company, Inc. (Indiana Gas) that the site of a former manufactured gas plant in Lafayette, Indiana, believed to have been formerly owned by Northern Indiana, was being investigated and partially remediated by Indiana Gas pursuant to an administrative order issued by IDEM. Northern Indiana is investigating its potential liability and evaluating appropriate action.

  The Utilities have an ongoing program to remain aware of laws and regulations involved with hazardous waste. It is the Utilities' intent to continue to evaluate their facilities and properties with respect to these rules and identify any sites that would require corrective action. Northern Indiana has commenced a volunatary program of investigating its former manufactured gas plant sites in order to determine what, if any, remediation of any potential remaining waste materials may be required. Since this program is in its early stages, it is not possible at this time to estimate what, if any, remediation costs may be incurred.

  The possibility that exposure to electric and magnetic fields emanating from power lines, household appliances and other electric sources may result in adverse health effects has been the subject of increased public, governmental and media attention. A considerable amount of scientific research has been conducted on this topic without definitive results. Research is continuing to resolve scientific uncertainties.

PREFERRED AND PREFERENCE STOCKS

  Industries is authorized to issue 20,000,000 shares of Preferred Stock, without par value. Effective March 2, 1990, 2,000,000 shares of the Industries' Series A Junior Participating Preferred Shares were reserved for issuance pursuant to the Share Purchase Rights Plan described in

Common Shares. In November, 1990, Industries issued and sold 350,000 shares of 8.75% Series Cumulative Preferred Shares through a private placement for $35 million. The shares are subject to mandatory redemption in whole by Industries on January 14, 1996.
  The authorized classes of par value and no par value cumulative preferred and preference stocks of Northern Indiana are as follows:
  Cumulative Preferred--$100 par value--2,400,000 shares; Cumulative Preferred--no par value--3,000,000 shares; Cumulative Preference--$50 par value--2,000,000 shares (none outstanding); and Cumulative Preference--no par value--3,000,000 shares (none issued). On October 13, 1992, Northern Indiana issued and sold through an underwritten public offering 430,000 shares of 6.50% Series Cumulative Preferred Stock for $43 million. The shares are subject to mandatory redemption in whole by Northern Indiana on October 14, 2002. On October 15, 1992, Northern Indiana redeemed all outstanding shares of the 12.55% Series Preferred Stock at $105.94 per share.
  The Preferred shareholders of Industries and Northern Indiana have no voting rights except in the event of default on the payment of four consecutive quarterly dividends or as required by Indiana law to authorize additional preferred shares or by the Articles of Incorporation in the event of certain merger transactions.
  The redemption prices at December 31, 1993, for the cumulative preferred stock, which are redeemable solely at the option of Northern Indiana, in whole or in part, at any time upon 30 days' notice, are as follows:

                                                                       Series  Redemption Price Per Share
- ---------------------------------------------------------------------------------------------------------
Cumulative Preferred Stock--$100 par value--                           4 1/4%            $101.20
                                                                       4 1/2%            $100.00
                                                                       4.22%             $101.60
                                                                       4.88%             $102.00
                                                                       7.44%             $101.00
                                                                       7.50%             $101.00
Cumulative Preferred Stock--no par value--Adjustable Rate
  (6.00% at December 31, 1993), Series A (stated value $50 per share)                     $50.00

  The redemption prices at December 31, 1993, as well as sinking fund provisions for the cumulative preferred stock subject to mandatory redemption requirements, or whose redemption is outside the control of Northern Indiana, are as follows:

Series   Redemption Price Per Share     Annual Sinking Fund Provisions
- ---------------------------------------------------------------------------------------------------------
Cumulative Preferred Stock--$100 par value--
 8.85%   $102.59, reduced periodically  12,500 shares on or before April 1.
 8.35%   $104.67, reduced periodically  3,000 shares on or before July 1; 6,000 shares beginning in 2004;
                                          noncumulative option to double amount each year.
 7 3/4%  $104.94, reduced periodically  2,777 shares on or before December 1; noncumulative option to double amount each year.

  Sinking fund requirements with respect to redeemable preferred stocks outstanding at December 31, 1993, for each of the four years subsequent to December 31, 1994, are as follows:

Year Ending December 31,
- --------------------------------------------------------------------------------
1995.................................................................$ 1,827,700
1996................................................................. 36,827,700
1997.................................................................  1,827,700
1998.................................................................  1,827,700
- --------------------------------------------------------------------------------

Common Share Dividend
  During the next few years, Industries expects that the great majority of earnings available for distribution of dividends will depend upon dividends paid to Industries by Northern Indiana. Northern Indiana's Indenture provides that it will not declare or pay any dividends on any class of capital stock (other than preferred or preference stock) except out of earned surplus or net profits of Northern Indiana. At December 31, 1993, Northern Indiana had approximately $144.1 million of retained earnings (earned surplus) available for the payment of dividends. Future dividends will depend upon adequate retained earnings, adequate future earnings and the absence of adverse developments.

Common Shares
  Industries has 200,000,000 common shares authorized without par value.

Share Purchase Rights Plan
  On February 27, 1990, the Board of Directors of Industries declared a dividend distribution of one Right for each outstanding common share of Industries to shareholders of record on March 12, 1990. The Rights are not currently exercisable. Each Right, when exercisable, would initially entitle the holder to purchase from Industries one one-hundredth of a share of Series A Junior Participating Preferred Shares, without par value, of Industries at a price of $60 per one one-hundredth of a share. In certain circumstances, if an acquirer obtained 25% of Industries' outstanding shares, or merged into Industries or Industries into the acquirer, the Rights would entitle the holders to purchase Industries' or the acquirer's common shares for one-half of the market price. The Rights will not dilute Industries' common shares nor affect earnings per share unless they become exercisable for common shares. The Plan was not adopted in response to any specific attempt to acquire control of Industries.

COMMON SHARE REPURCHASES

  The Board of Directors of Industries has authorized the repurchase of up to approximately 10.7 million common shares in addition to those required in connection with the acquisitions of Kokomo Gas and NIFL. At December 31, 1993, Industries had purchased 11,897,029 shares at an average price of $21.65 per share of which 1,848,588 shares and 1,112,862 shares were reissued in connection with the Kokomo Gas and NIFL acquisitions, respectively. Approximately 1.8 million additional common shares may be repurchased under the Board's authorizations.

LONG-TERM INCENTIVE PLAN

  Industries Long-Term Incentive Plan (the Plan) for key management employees, which was approved by shareholders on April 13, 1988, provides for the issuance of up to 2,500,000 of Industries' common shares to key employees through 1998. The Plan permits the following types of grants, separately or in combination: nonqualified stock options, incentive stock options, restricted stock awards, stock appreciation rights and performance units. No incentive stock options or performance units were outstanding at December 31, 1993.

  The stock appreciation rights (SARs) may be exercised only in tandem with stock options on a one-for-one basis and are payable in cash, Industries stock or a combination thereof. Restricted stock awards are restricted as to transfer and subject to forfeiture for specific periods from the date of grant. Restric-tions on the shares awarded during 1990 and 1991 lapse five years from date of grant and vest subject to specific share price appreciation condition. If a participant's employment is terminated other than by reason of death, disability or retirement, restricted shares are forfeited. There were 235,600 and 214,000 and 157,500 restricted shares outstanding at December 31, 1991, 1992, and 1993, respectively.

  Changes in outstanding shares under option and SARs for 1991, 1992 and 1993, are as follows:

                                     Nonqualified            Nonqualified Stock
                                     Stock Options           Options With SARs
                                    ---------------         --------------------
                                             Option                     Option
YEAR ENDED DECEMBER 31, 1991        Options  Price           Options    Price
- ----------------------------        -------  ------          -------    ------
Balance at beginning of year......  538,500  $10.94-$17.94   47,900     $10.94
  Granted.........................  331,100  $22.94             -
  Exercised.......................  (88,375) $10.94-$17.94   (4,900)    $10.94
  Cancelled.......................  (10,900) $10.94-$17.06   (4,000)    $10.94
                                    --------                 -------
Balance at end of year............  770,325  $10.94-$22.94   39,000     $10.94
                                    ========                 =======
Shares exercisable................  439,225  $10.94-$17.94   39,000     $10.94

                                             Option                     Option
YEAR ENDED DECEMBER 31, 1992        Options  Price           Options    Price
- -----------------------------       -------  ------          -------    ------
Balance at beginning of year......  770,325  $10.94-$22.94   39,000     $10.94
  Granted.........................  293,400  $26.06             -
  Exercised....................... (163,375) $10.94-$22.94  (27,500)    $10.94
  Cancelled.......................  (31,200) $10.94-$22.94      -
                                   ---------                --------
Balance at end of year............  869,150  $10.94-$26.06   11,500     $10.94
                                   =========                ========
Shares exercisable................  575,750  $10.94-$22.94   11,500     $10.94

                                             Option                     Option
YEAR ENDED DECEMBER 31, 1993        Options  Price           Options    Price
- ----------------------------        -------  ------          -------    ------
Balance at beginning of year......  869,150  $10.94-$26.06   11,500     $10.94
  Granted.........................  288,500  $33.19             -
  Exercised....................... (261,150) $10.94-$26.06      -
  Cancelled.......................   (5,700) $26.06          (1,600)    $10.94
                                   ---------                 -------
Balance at end of year............  890,800  $10.94-$33.19    9,900     $10.94
                                   =========                 =======
Shares exercisable................  602,300  $10.94-$26.06    9,900     $10.94

  The Industries Nonemployee Director Stock Incentive Plan, which was approved by shareholders, provides for the issuance of up to 100,000 of Industries' common shares to nonemployee directors of Industries. The Plan provides for awards of common shares which vest in 20% per year increments, with full vesting after five years. The Plan also allows the award of nonqualified stock options in the future. If a director's service on the Board is terminated for any reason other than death or disability, any common shares not vested as of the date of termination are forfeited. As of December 31, 1993, 22,750 shares were issued under the Plan.

LONG-TERM DEBT

  The sinking fund requirements of long-term debt outstanding at December 31, 1993 (including the maturity of Northern Indiana's first mortgage bonds: Series N, 4 5/8%, due May 15, 1995; Series O, 6 3/8%, due September 1, 1997;

Northern Indiana's medium-term notes due from April 6, 1998, to April 13, 1998:
NIPSCO Capital Market's medium-term note due June 10, 1996, and Zero Coupon Notes due December 1, 1997; and Lake Erie Land Company's notes payable due July 5, 1996, to June 30, 1998), for each of the four years subsequent to December 31, 1994, are as follows:


Year Ending December 31,
- -------------------------------------------------------------------------------
1995...............................................................$ 27,757,115
1996...............................................................  17,032,951
1997...............................................................  35,170,126
1998............................................................... 115,620,126

     Unamortized debt expense, premium and discount on long-term debt, applicable to outstanding bonds are being amortized over the lives of such bonds. Reacquisition premiums are being deferred and amortized.

     Northern Indiana's Indenture, dated August 1, 1939, as amended and supplemented, securing the first mortgage bonds issued by Northern Indiana, constitutes a direct first mortgage lien upon substantially all property and franchises, other than expressly excepted property, owned by Northern Indiana.

     On April 5, 1993, Series V, First Mortgage Bonds, 8.90% of 2004, Series BB, First Mortgage Bonds, 9 7/8% of 2004 and the Series KK, First Mortgage Bonds, 9 1/4% of 2016 were redeemed in total at the option of Northern Indiana. Redemption was accomplished through the issuance of short-term debt.

     In April, 1993, Northern Indiana sold $125,000,000 in Medium-Term Notes, Series B, due from 1 year to 30 years from date of issue. The proceeds from the sale of the notes were used to repay short-term debt which was incurred to pay at maturity certain of Northern Indiana's previously outstanding medium-term notes and First Mortgage Bonds.

     On June 2, 1993, Northern Indiana received authorization from the Commission to issue up to $349,750,000 of Medium-Term Notes, Series C, due from 1 year to 30 years from date of issue for refinancing purposes and paying outstanding long-term debt at maturity. A portion of the proceeds was used to repay short-term debt which was incurred in connection with the First Mortgage Bonds redeemed on April 5, 1993, and a portion was used for early redemption on August 2, 1993, of $88 million of Northern Indiana's medium-term notes due in 1996. Through December 31, 1993, $329.2 million of Medium-Term Notes, Series C, have been issued.

     On December 9, 1992, Capital Markets issued $72.5 million (at maturity) of Zero Coupon Notes, due December 1, 1997, which are not redeemable prior to maturity. The proceeds from the sale of the notes were used to repay Capital Markets' short-term bank borrowings. The notes are unsecured debt obligations of Capital Markets.

     The obligations of Capital Markets are subject to a Support Agreement between Industries and Capital Markets, under which Industries has committed to make payments of interest and principal on Capital Markets' securities in the event of a failure to pay by Capital Markets. Restrictions in the Support Agreement prohibit recourse on the part of Capital Markets' investors against the stock and assets of Northern Indiana which are owned by Industries. Under the terms of the Support Agreement, in addition to the cash flow of cash dividends paid to Industries by any of its consolidated subsidiaries, the assets of Industries, other than the stock and assets of Northern Indiana, are available as recourse to holders of Capital Markets' securities. The carrying value of those assets other than Northern Indiana, reflected in the consolidated financial statements of Industries, is approximately $299.1 million at December 31, 1993.

SHORT-TERM BORROWINGS

     Northern Indiana has a $250 million revolving Credit Agreement with several banks which terminates September 21, 1996, unless extended by its terms. As of December 31, 1993, there were no borrowings outstanding under this agreement. In addition, Northern Indiana has $14.2 million in lines of credit which run to May 31, 1994. The credit pricing of each of the lines varies from either the lending banks' commercial prime or market rates. Northern Indiana has agreed to compensate the participating banks with arrangements that vary from no commitment fee to a combination of fees which are mutually satisfactory to both parties. As of December 31, 1993, there were no borrowings under these lines of credit. The Credit Agreement and lines of credit are also available to support the issuances of commercial paper.

     Northern Indiana also has $173.5 million of money market lines of credit. As of December 31, 1993, $40.0 million of borrowings were outstanding under these lines of credit.

     Northern Indiana has a $50 million uncommitted finance facility. At December 31, 1993, $20.0 million of borrowings were outstanding under this facility.

     On April 5, 1993, Northern Indiana executed a 364-day $50 million private placement loan.

     Northern Indiana uses commercial paper to fund short-term working capital requirements. As of December 31, 1993, Northern Indiana had $27.9 million in commercial paper outstanding, having a weighted average interest rate of 3.56%.

     Capital Markets has a $150 million revolving Credit Agreement which will terminate October 21, 1995, unless extended by its terms. This facility provides short-term financing flexibility to Industries and also serves as the back-up instrument for a commercial paper program. As of December 31, 1993, there were no borrowings outstanding under this agreement.

     Capital Markets also has $50 million of money market lines of credit. As of December 31, 1993, there were no borrowings outstanding under these lines of credit.

     As of December 31, 1993, Capital Markets had $47.0 million in commercial paper outstanding, having a weighted average interest rate of 3.48%.

     NIFL has an unsecured revolving credit agreement with a bank for $2 million. Borrowings bear interest at the bank's prevailing prime rate. As of December 31, 1993, there were no borrowings under this agreement.

OPERATING LEASES

     On April 1, 1990, Northern Indiana entered into a 20-year agreement for the rental of office facilities from Development at a current annual rental payment of approximately $3.0 million.

   The following is a schedule, by years, of future minimum rental payments, excluding those to associated companies, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1993.


Year Ending December 31,                                  (Dollars in thousands)
- --------------------------------------------------------------------------------
1994.................................................................    $ 4,913
1995.................................................................      3,251
1996.................................................................      1,928
1997.................................................................      1,794
1998.................................................................      1,764
Later years..........................................................     24,537
                                                                          ------
Total minimum payments required......................................    $38,187
                                                                         -------

   The consolidated financial statements include rental expense for all operating leases as follows:

Year Ending December 31,                                  (Dollars in thousands)
- --------------------------------------------------------------------------------
1993.................................................................     $7,251
1992.................................................................      5,182
1991.................................................................      7,199

COMMITMENTS

   Northern Indiana estimates that approximately $738 million will be expended for construction purposes for the period from January 1, 1994, to December 31 1998. Substantial commitments have been made by Northern Indiana in connection with this program.

   Northern Indiana has entered into a service agreement with Pure Air, a general partnership between Air Products and Chemicals, Inc. and Mitsubishi Heavy Industries America, Inc., under which Pure Air will provide scrubber services to reduce sulfur dioxide emissions for Units 7 and 8 at Bailly Generating Station. Services under this contract commenced on June 15, 1992, with annual charges of approximately $20 million. The scrubber will receive $14.4 million in government funding for operating and maintenance expenses during a three-year demonstration period. Pure Air is required to meet certain performance standards during the demonstration period commencing with the date above. During this period, either Northern Indiana or Pure Air can terminate this agreement unilaterally. The agreement provides that, assuming various performance standards are met by Pure Air, a termination payment would be due if Northern Indiana terminates the agreement prior to the end of the twenty-year contract period.

   Harbor Coal Company (Harbor Coal), a wholly-owned subsidiary of Development, has invested in a partnership to finance, construct, own and operate a $65 million pulverized coal injection facility which began commercial operation in August, 1993. The facility receives raw coal, pulverizes it and delivers it to Inland Steel Company blast furnaces for use in the operation of their blast furnaces. Harbor Coal is a 50% partner in the project with an Inland Steel affiliate. Industries has guaranteed the payment and performance of the partnership's obligations under a sale and leaseback of a 50% undivided interest in the facility.

FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

   Cash and cash equivalents: The carrying amount approximates fair value because of the short maturity of those instruments.

   Investments at cost: The fair value of some investments are estimated based on market prices for those or similar investments.

   Long-term debt/Preferred stock: The fair value of long-term debt and preferred stock are estimated based on the quoted market prices for the same or similar issues or on the rates offered to Industries for securities of the same remaining maturities. Certain premium costs associated with the early settlement of long-term debt are not taken into consideration in determining fair value.

   The carrying values and estimated fair values of Industries' financial instruments are as follows:


                                 December 31, 1993         December 31, 1992
                              -----------------------   -----------------------
                               Carrying       Fair       Carrying        Fair
                                Amount       Value        Amount        Value
                              ----------   ----------   ---------    ----------
                                             (Dollars in thousands)
Cash and cash equivalents...  $   16,140   $   16,140   $   41,357   $   41,357
Investments at cost.........       6,189        6,474        6,404        8,385
Long-term debt (including
 current portion)...........   1,263,029    1,267,728    1,150,541    1,187,920
Preferred stock.............     203,043      185,368      204,958      180,400

   The majority of the long-term debt relates to utility operations. The Utilities are subject to regulation and gains or losses may be included in rates over a prescribed amortization period, if in fact settled at amounts approximating those above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)

CUSTOMER CONCENTRATIONS

  Northern Indiana is a public utility operating company supplying natural gas and electrical energy in the northern third of Indiana. Although Northern Indiana has a diversified base of residential and commercial customers, a substantial portion of its electric and gas industrial deliveries are dependent upon the basic steel industry. The following table shows the basic steel industry percentage of gas revenue (including transportation services) and electric revenue for 1993, 1992 and 1991.

Basic Steel Industry                             1993       1992       1991
- ---------------------------------------------------------------------------
Gas revenue percent............................    2%         4%         6%
Electric revenue percent.......................   24%        25%        23%

QUARTERLY FINANCIAL DATA

  The following data summarize certain operating results for each of the quarters of 1993 and 1992:

                      1993 Quarters Ended    March 31    June 30   Sept. 30    Dec. 31
                                             --------   --------   --------   --------
                                                      (Dollars in thousands)
Operating revenues.......................    $521,647   $348,795   $342,538   $464,892
Operating expenses and taxes.............     435,012    301,850    289,040    389,925
                                             --------   --------   --------   --------
Operating income.........................      86,635     46,945     53,498     74,967
Other income and deductions, net.........        (864)      (365)       172     (1,013)
Interest and other charges...............      27,213     24,922     26,377     25,323
                                             --------   --------   --------   --------
Net income...............................      58,558     21,658     27,293     48,631
Dividend requirements on preferred shares         766        765        766        766
                                             --------   --------   --------   --------
Balance available for common shareholders    $ 57,792   $ 20,893   $ 26,527   $ 47,865
                                             ========   ========   ========   ========
Earnings per average common share(a).....       $0.87      $0.31      $0.40      $0.72
                                             ========   ========   ========   ========

                      1992 Quarters Ended    March 31    June 30   Sept. 30    Dec. 31
                                             --------   --------   --------   --------
                                                      (Dollars in thousands)
Operating revenues.......................    $474,017   $329,260   $316,503   $462,576
Operating expenses and taxes.............     397,926    283,827    269,440    384,946
                                             --------   --------   --------   --------
Operating income.........................      76,091     45,433     47,063     77,630
Other income and deductions, net.........         361        935      1,246     (1,058)
Interest and other charges...............      28,205     27,799     27,548     27,501
                                             --------   --------   --------   --------
Net income...............................      48,247     18,569     20,761     49,071
Dividend requirements on preferred shares         766        765        766        766
                                             --------   --------   --------   --------
Balance available for common shareholders    $ 47,481   $ 17,804   $ 19,995   $ 48,305
                                             ========   ========   ========   ========
Earnings per average common share(a).....       $0.70      $0.26      $0.30      $0.73
                                             ========   ========   ========   ========

(a) Because of the combined mathematical effect of common shares repurchased and issued and the cyclical nature of net income during the year, the sum of earnings per share for any four quarterly periods may vary slightly from the earnings per share for the equivalent twelve-month period.

SEGMENTS OF BUSINESS

  Industries' primary business is the distribution of natural gas and electrical energy. The reportable items for the gas and electric segments for the years 1993, 1992 and 1991 are as follows:(1)

                                                                                 1993         1992         1991
                                                                              ----------   ----------   ----------
                                                                                     (Dollars in thousands)
Operating information--
  Gas operations:
    Operating revenues....................................................    $  714,229   $  666,221   $  601,920
    Operating expenses, excluding provision for utility income taxes......       634,742      595,074      541,046
                                                                              ----------   ----------   ----------
    Operating income before utility income taxes..........................        79,487       71,147       60,874
    Allowance for funds used during construction (AFUDC)..................           875           26           38
                                                                              ----------   ----------   ----------
    Operating income before utility income taxes and including AFUDC......        80,362       71,173       60,912
                                                                              ----------   ----------   ----------
  Electric operations:
    Operating revenues....................................................       963,643      916,135      933,241
    Operating expenses, excluding provision for utility income taxes......       684,255      660,757      660,997
                                                                              ----------   ----------   ----------
    Operating income before utility income taxes..........................       279,388      255,378      272,244
    Allowance for funds used during construction (AFUDC)..................           573          547        1,303
                                                                              ----------   ----------   ----------
    Operating income before utility income taxes and including AFUDC......       279,961      255,925      273,547
                                                                              ----------   ----------   ----------
  Total...................................................................       360,323      327,098      334,459
  Other income, net.......................................................        (2,071)       1,454          258
  Less--interest and other charges........................................       105,282      111,596      122,565
  Less--provision for utility income taxes................................        96,830       80,308       78,764
                                                                              ----------   ----------   ----------
Net income per Consolidated Statement of Income...........................       156,140      136,648      133,388
Dividend requirements on preferred shares.................................         3,063        3,063        3,063
                                                                              ----------   ----------   ----------
Balance available for common shareholders.................................    $  153,077   $  133,585   $  130,325
                                                                              ==========   ==========   ==========
Other information--
  Depreciation and amortization expense:
    Electric..............................................................    $  131,993   $  130,811   $  126,820
    Gas...................................................................        55,007       51,906       48,901
                                                                              ----------   ----------   ----------
      Total...............................................................    $  187,000   $  182,717   $  175,721
                                                                              ==========   ==========   ==========
  Utility construction expenditures:
    Electric..............................................................    $  125,449   $  126,648   $  126,059
    Gas...................................................................        55,403       45,681       42,899
                                                                              ----------   ----------   ----------
      Total...............................................................    $  180,852   $  172,329   $  168,958
                                                                              ==========   ==========   ==========
Investment information--
  Identifiable assets(a):
    Electric..............................................................    $2,602,826   $2,644,133   $2,645,029
    Gas...................................................................       900,146      818,384      735,796
                                                                              ----------   ----------   ----------
      Total...............................................................     3,502,972    3,462,517    3,380,825
  Other corporate assets..................................................       409,352      345,424      266,732
                                                                              ----------   ----------   ----------
  Total assets............................................................    $3,912,324   $3,807,941   $3,647,557
                                                                              ==========   ==========   ==========

(a) Utility plant less accumulated provision for depreciation and amortization, materials and supplies, electric production fuel, natural gas in storage, fuel and gas cost adjustment clauses, unamortized R. M. Schahfer Units 17 and 18 carrying charges and deferred depreciation and gas supply exploration investments.
(1) Kokomo Gas is not included for the year 1991, and NIFL is not included for the years 1992 and 1991.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



  TO THE BOARD OF DIRECTORS OF NIPSCO INDUSTRIES, INC.:

    We have audited the accompanying consolidated balance sheet and consolidated statements of capitalization and long-term debt of NIPSCO Industries, Inc. (an Indiana corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These consolidated financial statements are the responsibility of Industries' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NIPSCO Industries, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

    As discussed in the notes to consolidated financial statements, effective January 1, 1993, Nipsco Industries, Inc. and subsidiaries changed their methods of accounting for postretirement benefits other than pensions and income taxes.



  Chicago, Illinois
  January 26, 1994                                         Arthur Andersen & Co.

- --------------------------------------------------------------------------------
SELECTED SUPPLEMENTAL INFORMATION
- --------------------------------------------------------------------------------

GAS STATISTICS(1)

                Year Ended December 31,      1993          1992          1991
                                         -----------   -----------   -----------
Operating Revenues ($000's)
  Residential (including home heating).  $   452,176   $   377,600   $   358,019
  Commercial...........................      157,235       127,203       117,198
  Industrial...........................       73,815        67,641        75,770
  Gas transportation for others........       32,503        40,086        46,656
  Other*...............................       (1,500)       53,691         4,277
                                         -----------   -----------   -----------
    Total..............................  $   714,229   $   666,221   $   601,920
                                         ===========   ===========   ===========
Deliveries in dth (000's):
  Residential (including home heating).       76,761        70,830        64,159
  Commercial...........................       29,754        27,280        24,051
  Industrial (including transportation)      183,739       166,161       154,828
  Other................................          793           838           484
                                         -----------   -----------   -----------
    Total..............................      291,047       265,109       243,522
                                         ===========   ===========   ===========
Customers Served--End of Year:
  Residential (including home heating).      626,492       592,201       554,972
  Commercial...........................       51,386        48,168        45,033
  Industrial (including transportation)        4,270         3,901         3,871
  Other................................           67            65            23
                                         -----------   -----------   -----------
    Total..............................      682,215       644,335       603,899
                                         ===========   ===========   ===========

  *Includes deferred gas cost revenue of $(10,375), $46,005 and $(3,475), respectively.
(1)Kokomo Gas is not included in 1991 Gas Statistics and NIFL is not in 1992 and 1991 Gas Statistics.

- --------------------------------------------------------------------------------

ELECTRIC STATISTICS

                Year Ended December 31,      1993          1992          1991
                                         -----------   -----------   -----------
Operating Revenues ($000's):
  Residential..........................  $   257,033   $   240,680   $   260,399
  Commercial...........................      232,609       227,707       230,782
  Industrial...........................      413,485       397,859       375,928
  Street lighting......................        8,254         8,085         8,178
  Sales for resale.....................       27,730        29,697        23,663
  Other**..............................       24,532        12,107        34,291
                                         -----------   -----------   -----------
    Total..............................  $   963,643   $   916,135   $   933,241
                                         ===========   ===========   ===========
Sales in kilowatt-hours (000's):
  Residential..........................    2,552,837     2,343,303     2,588,637
  Commercial...........................    2,705,751     2,608,614     2,653,226
  Industrial...........................    8,855,106     8,188,605     7,579,846
  Street lighting......................       54,741        52,609        54,511
  Sales for resale.....................      912,773     1,162,005       726,557
  Other................................       83,959        77,975        76,268
                                         -----------   -----------   -----------
    Total..............................   15,165,167    14,433,111    13,679,045
                                         ===========   ===========   ===========
Customers Served--End of Year:
  Residential..........................      350,964       346,356       342,403
  Commercial...........................       40,634        40,101        39,985
  Industrial...........................        2,686         2,695         2,248
  Other................................          828           823           821
                                         -----------   -----------   -----------
    Total..............................      395,112       389,975       385,457
                                         ===========   ===========   ===========

**Includes deferred fuel cost revenue of $4,813, $(6,965) and $15,136, respectively.

- -------------------------------------------------------------------------------
SELECTED SUPPLEMENTAL INFORMATION (CONCLUDED)
- -------------------------------------------------------------------------------

          Year Ended December 31,              1993          1992          1991
                                        -----------   -----------   -----------
Operating Revenues:
  Gas ($000's)......................... $   714,229   $   666,221   $   601,920
  Electric ($000's).................... $   963,643   $   916,135   $   933,241
                                        -----------   -----------   -----------
    Total Operating Revenues
     ($000's).......................... $ 1,677,872   $ 1,582,356   $ 1,535,161
Operating Margin ($000's).............. $ 1,015,505   $   949,379   $   939,376
Operating Income ($000's).............. $   262,045   $   246,217   $   254,354
Income Before Extraordinary
 Items ($000's)........................ $   156,140   $   136,648   $   133,388
Net Income ($000's).................... $   156,140   $   136,648   $   133,388
Shares outstanding at year end.........  65,828,838    65,758,350    66,671,615
Number of common shareholders..........      41,038        38,097        39,346
Earnings (loss) per average
 common share.......................... $      2.31   $      2.00   $      1.94
Return on average common equity........        14.4%         13.1%         12.9%
Times interest earned (pre-tax)........        3.63          3.18          2.93
Dividends paid per share............... $      1.32   $      1.24   $      1.16
Dividend payout ratio..................        57.1%         62.0%         59.8%
Market values during the year:
  High................................. $    34.875   $    26.625   $    27.000
  Low.................................. $    26.125   $    22.500   $    18.500
  Close................................ $    32.875   $    26.500   $    25.750
Book value of common shares............ $     16.63   $     15.73   $     15.17
Market-to-book ratio at year
 end...................................       197.7%        168.5%        169.7%
Total Assets ($000's).................. $ 3,912,324   $ 3,807,941   $ 3,647,557
Utility construction expenditures
 ($000's)(a)........................... $   180,852   $   172,329   $   168,958
Capitalization:
  Common shareholders' equity
   ($000's)............................ $ 1,094,672   $ 1,034,530   $ 1,011,666
  Preferred and preference
   stock:
    Northern Indiana Public
     Service Company:
      Series without mandatory
       redemption provision
       ($000's)........................ $    97,753   $    97,917   $    98,710
      Series with mandatory
       redemption provisions
       ($000's)........................ $    68,462   $    70,668   $    53,978
    NIPSCO Industries, Inc.:
      Series with mandatory
      redemption provision
      ($000's)......................... $    35,000   $    35,000   $    35,000
  Long-term debt ($000's).............. $ 1,192,500   $ 1,054,454   $ 1,068,708
                                        -----------   -----------   -----------
    Total Capitalization
     ($000's).......................... $ 2,488,387   $ 2,292,569   $ 2,268,062
Number of employees....................       4,602         4,648         4,600

Notes:
/a/ Including AFUDC.
/b/ Excluding Extraordinary Loss related to Bailly N1 Plant Abandonment in 1985. /c/ Excluding Carbon County, return would have been 6.1%.
/d/ Excluding Carbon County Coal Settlement and related income taxes.

          Year Ended December 31,           1990          1989             1988          1987
                                        -----------   -----------      -----------   -----------
Operating Revenues:
  Gas ($000's)......................... $   625,159   $   677,262      $   620,723   $   581,130
  Electric ($000's).................... $   895,836   $   882,303      $   903,461   $   870,499
                                        -----------   -----------      -----------   -----------
    Total Operating Revenues
     ($000's).......................... $ 1,520,995   $ 1,559,565      $ 1,524,184   $ 1,451,629
Operating Margin ($000's).............. $   902,185   $   916,429      $   879,825   $   777,573
Operating Income ($000's).............. $   247,777   $   252,807      $   257,923   $   192,415
Income Before Extraordinary
 Items ($000's)........................ $   125,361   $    72,112/f/   $   103,449   $    38,876
Net Income ($000's).................... $   125,361   $    72,112/f/   $   103,449   $    38,876
Shares outstanding at year end.........  68,874,229    69,369,492       73,310,210    73,243,100
Number of common shareholders..........      41,285        43,763           47,324        50,074
Earnings (loss) per average
 common share.......................... $      1.81   $      1.00/f/   $      1.41   $      0.53
Return on average common equity........        12.7%          7.2%/f/         10.4%          4.1%
Times interest earned (pre-tax)........        2.81          2.02/f/          2.38          1.65
Dividends paid per share............... $      1.04   $      0.84      $      0.60   $      0.15
Dividend payout ratio..................        57.5%         84.0%/f/         42.6%         28.3%
Market values during the year:
  High................................. $    19.295   $    19.625      $    14.125   $     13.00
  Low.................................. $    15.750   $    13.125      $     8.625   $      8.00
  Close................................ $    18.875   $    19.375      $    13.875   $      8.50
Book value of common shares............ $     14.61   $     13.92      $     14.03   $     13.13
Market-to-book ratio at year
 end...................................       129.2%        139.2%            98.9%         64.7%
Total Assets ($000's).................. $ 3,625,181   $ 3,657,718      $ 3,684,721   $ 3,821,690
Utility construction expenditures
 ($000's)(a)........................... $   152,280   $   150,786      $   116,874   $   156,750
Capitalization:
  Common shareholders' equity
   ($000's)............................ $ 1,005,982   $   965,437      $ 1,028,554   $   961,562
  Preferred and preference
   stock:
    Northern Indiana Public
     Service Company:
      Series without mandatory
       redemption provision
       ($000's)........................ $    99,374   $    99,874      $    99,937   $   191,392
      Series with mandatory
       redemption provisions
       ($000's)........................ $    59,358   $    66,309      $    75,189   $   105,395
    NIPSCO Industries, Inc.:
      Series with mandatory
      redemption provision
      ($000's)......................... $    35,000   $    --          $     --      $    --
  Long-term debt ($000's).............. $ 1,165,682   $ 1,261,760      $ 1,308,303   $ 1,401,326
                                        -----------   -----------      -----------   -----------
    Total Capitalization
     ($000's).......................... $ 2,365,396   $ 2,393,380      $ 2,511,983   $ 2,659,675
Number of employees....................       4,547         4,825            4,946         5,172


          Year Ended December 31,           1986             1985            1984          1983
                                        -----------      -----------     -----------   -----------
Operating Revenues:
  Gas ($000's)......................... $   741,021      $   943,855     $ 1,011,716   $ 1,021,781
  Electric ($000's).................... $   885,106      $   964,648     $   989,356   $   934,579
                                        -----------      -----------     -----------   -----------
    Total Operating Revenues
     ($000's).......................... $ 1,626,127      $ 1,908,503     $ 2,001,072   $ 1,956,360
Operating Margin ($000's).............. $   756,712      $   803,864     $   854,320   $   760,178
Operating Income ($000's).............. $   179,896      $   198,098     $   236,302   $   207,208
Income Before Extraordinary
 Items ($000's)........................ $   (40,477)     $    79,085     $    89,747   $   107,786
Net Income ($000's).................... $   (40,477)     $   (15,758)    $    89,747   $   107,786
Shares outstanding at year end.........  73,170,788       73,045,160      69,516,560    66,724,405
Number of common shareholders..........      56,466           74,303          86,298        91,504
Earnings (loss) per average
 common share.......................... $     (0.55)/e/  $      1.11/b/  $      1.32   $      1.73
Return on average common equity........       (4.2)%/c/          7.5%/b/         8.7%         11.2%
Times interest earned (pre-tax)........        1.96/d/          2.24            2.50          2.74
Dividends paid per share...............        none      $      1.56     $      1.55   $      1.50
Dividend payout ratio..................       --               140.5%/b/       117.0%         86.7%
Market values during the year:
  High................................. $     13.50      $    12.875     $    15.125   $     15.50
  Low.................................. $     9.375      $     8.375     $    11.125   $    12.125
  Close................................ $     11.75      $     9.875     $     11.75   $    14.625
Book value of common shares............ $     12.90      $     13.46     $     15.03   $     15.34
Market-to-book ratio at year
 end...................................        91.1%            73.4%           78.2%         95.4%
Total Assets ($000's).................. $ 3,944,637      $ 3,833,302     $ 3,786,643   $ 3,695,965
Utility construction expenditures
 ($000's)(a)........................... $   197,324      $   279,175     $   285,297   $   280,196
Capitalization:
  Common shareholders' equity
   ($000's)............................ $   943,933      $   983,127     $ 1,044,555   $ 1,023,366
  Preferred and preference
   stock:
    Northern Indiana Public
     Service Company:
      Series without mandatory
       redemption provision
       ($000's)........................ $   191,392      $   191,392     $   191,392   $   191,392
      Series with mandatory
       redemption provisions
       ($000's)........................ $   122,122      $   135,350     $   141,500   $   147,650
    NIPSCO Industries, Inc.:
      Series with mandatory
      redemption provision
      ($000's)......................... $    --          $    --         $    --       $    --
  Long-term debt ($000's).............. $ 1,552,324      $ 1,511,215     $ 1,317,948   $ 1,383,606
                                        -----------      -----------     -----------   -----------
    Total Capitalization
     ($000's).......................... $ 2,809,771      $ 2,821,084     $ 2,695,395   $ 2,746,014
Number of employees....................       5,695            5,774           5,886         5,943

/e/Earnings per share were reduced by $1.39 due to the payment in satisfaction of the Carbon County Coal Company contract litigation.
/f/Earnings per share were reduced by $0.72 due to the $82.0 million refund, less associated tax benefits of $30.3 million, related to the Bailly N1 generating unit.

                     GRAPHIC MATERIAL CROSS-REFERENCE PAGE


CAPITALIZATION RATIO CHART SHOWS PERCENT OF LONG-TERM DEBT, COMMON SHARE EQUITY AND PREFERRED AND PREFERENCE STOCK FOR YEARS 1984-1993.



COST OF FUEL FOR ELECTRIC GENERATION CHART SHOWS IN MILLS PER KWH THE COST OF FUEL FOR ELECTRIC GENERATION FOR YEARS 1984-1993.



COST OF GAS PURCHASED FOR RESALE CHART SHOWS IN DOLLARS PER DEKATHERM THE COST OF GAS PURCHASED FOR RESALE FOR YEARS 1984-1993.