Form 10-K, Exhibit 13
NIPSCO INDUSTRIES INC
filed 1995-03-29
CIK 823392

1994 FINANCIAL REVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations

Holding Company

NIPSCO Industries, Inc. (Industries), an Indiana corporation, became a holding company on March 3, 1988. Northern Indiana Public Service Company (Northern Indiana), Northern Indiana Fuel and Light Company, Inc. (NIFL), Kokomo Gas and Fuel Company (Kokomo Gas), NIPSCO Development Company, Inc. (Development), NIPSCO Energy Services, Inc. (Services), and NIPSCO Capital Markets, Inc. (Capital Markets) are subsidiaries of Industries. NIPSCO Fuel Company, Inc. (Fuel), NI-TEX Inc. (NI-TEX), NIPSCO Energy Trading Corp. (NETCO) and Crossroads Pipeline Company (Crossroads) are direct subsidiaries of Services. The following discussion, except where noted, is attributable to the utility operations of Northern Indiana, Kokomo Gas, NIFL and Crossroads (the Utilities).

Net Income

For 1994, net income of Industries increased to $164.0 million, or earnings of $2.48 per average common share, compared to $156.1 million, or earnings of $2.31 per average common share, for 1993. There were approximately 1.3 million fewer average common shares outstanding in 1994 than 1993. In 1992, net income was $136.6 million, or earnings of $2.00 per average common share. See Notes to Consolidated Financial Statements for Segments of Business regarding the revenue and utility operating income derived from the delivery of gas and electricity.

Revenues

Operating revenues decreased $1.5 million, or 0.1%, from 1993. Operating revenues in 1993 increased $95.5 million, or 6.0%, from 1992.

        During 1994, gas deliveries in dekatherms (dth), which include transportation services, increased 5.5%. Gas sales in 1994 decreased 3.3% due to lower sales to residential and commercial customers due to warmer weather during the fourth quarter of 1994, compared to the fourth quarter of 1993. Gas transportation services increased 11.9% mainly due to increased deliveries to industrial customers and gas volumes transported through Crossroads, which began operations in 1994. The Utilities had approximately 693,100 gas customers at December 31, 1994. During 1993, gas deliveries increased 9.8% over 1992. The increase in gas deliveries was largely attributable to increased deliveries to residential, commercial and transportation customers and the addition of 27,500 customers acquired through the purchase of NIFL in March, 1993.

        Gas revenues were $681.9 million in 1994, a decrease of $32.3 million from 1993. The decrease in gas revenues was mainly due to decreased sales to residential and commercial customers due to the warmer weather this year, and reduced gas costs. Gas revenues were $714.2 million in 1993, an increase of $48.0 million from 1992. The increase in gas revenues was mainly due to increased sales to residential and commercial customers due to the colder weather, and the inclusion of NIFL, and was partially offset by decreased transportation revenue per dth delivered due to lower take-or-pay costs. The large commercial and industrial customers continued to utilize transportation services provided by the Utilities. Gas transportation customers purchase much of their gas directly from producers and marketers and then pay a transportation fee to have their gas delivered over the Utilities' systems. The Utilities transported 188.6, 167.9 and 149.5 million dth in 1994, 1993 and 1992, respectively.

        In 1994, sales of electricity in kilowatt-hours (kwh) increased 2.4% over 1993 mainly due to higher sales to commercial and industrial customers due to increased demands of steel related customers. Northern Indiana had approximately 400,500 electric customers at December 31, 1994. In 1993, sales of electricity in kwh increased 5.1% over 1992 mainly due to higher sales to residential and commercial customers due to warmer weather in the second and third quarters and increased industrial demands.

        In 1994, electric revenues were $994.5 million, an increase of $30.8 million from 1993. The increase in electric revenue was mainly due to higher sales to commercial and industrial customers due to increased demands of steel related customers and higher fuel costs per kwh, which were partially offset by decreased sales to wholesale customers. In 1993, electric revenues were $963.7 million, an increase of $47.5 million from 1992. The increase in electric revenue was mainly due to higher sales to residential and commercial customers due to warmer weather in the second and third quarters and increased industrial demands.

1994 FINANCIAL REVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

        The components of the changes in gas and electric revenues are shown in the following tables:

                               Year 1994       Year 1993
                              Compared to     Compared to
                               Year 1993       Year 1992
-----------------------------------------     -----------
                                 (Dollars in millions)
Gas Revenue
  Pass through of net
    changes in purchased
    gas costs, gas storage
    and storage transpor-
    tation costs                $(25.9)          $ 27.1
  Take-or-pay costs and
    transition costs              12.0            (27.0)
  Changes in sales levels        (21.5)            19.3
  Gas transported                  3.1              2.9
  NIFL acquisition                  --             25.7
                                ------           ------
Gas Revenue Change              $(32.3)          $ 48.0
                                ------           ------
Electric Revenue
  Pass through of net
    changes in fuel costs       $  7.6           $(10.4)
  Changes in sales levels         23.2             57.9
                                ------           ------
Electric Revenue Change         $ 30.8           $ 47.5
                                ------           ------
  Total Revenue Change          $ (1.5)          $ 95.5
                                ======           ======

        See Rate Matters in Notes to Consolidated Financial Statements regarding changes in gas rates, gas take-or-pay and FERC Order No. 636 transition costs.

        The basic steel industry accounted for 38% of natural gas delivered (including volumes transported) and 41% of electric sales during 1994.

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

Gas Costs

The Utilities' gas costs decreased $26.2 million (6.1%) in 1994 due to decreased volumes purchased and lower gas costs per dth. The average cost for the Utilities purchased gas in 1994, after adjustment for take-or-pay charges and transition costs for transport customers, was $2.95 per dth as compared to $3.23 per dth in 1993. Gas costs increased $27.8 million (6.9%) in 1993, due to increased purchases resulting from the colder weather of 1993, and the inclusion of $16.1 million of purchased gas costs related to NIFL. The average cost for the Utilities purchased gas in 1993, after adjustment for take-or-pay charges billed to transport customers, was $3.23 per dth as compared to $3.16 per dth in 1992.

Fuel and Purchased Power

Cost of fuel for electric generation in 1994 increased mainly as a result of increased cost per kwh generated. The average cost per kwh generated increased 1.2% from 1993 to 16.85 mills. The cost of fuel for electric generation in 1993 increased mainly as a result of increased production offset by decreased fuel costs per kwh produced. The average cost per kwh generated decreased 1.0% from 1992 to 16.65 mills.

        Power purchased increased $14.3 million mainly due to purchases required to replace R. M. Schahfer Generating Station Unit 15 generation from February 1 to July 5, 1994, while this unit was down on an extended outage as part of the Powder River Basin coal conversion project. Purchased power costs increased $7.2 million in 1993, as a result of increased power purchases from other utilities.

Operating Margins

Operating margins increased $7.9 million in 1994 to $993.3 million. The operating margin from gas deliveries decreased $6.1 million in 1994, mainly due to the decreased sales to residential and commercial customers, due to warmer weather during the fourth quarter of 1994, partially offset by increased transportation services. Operating margins from electric sales increased $14.0 million mainly reflecting increased sales to commercial and industrial customers due to increased demand partially offset by decreased sales to wholesale customers. Operating margins increased $58.3 million in 1993 to $985.5 million. The operating margin from gas deliveries increased $20.2 million mainly due to the increased sales to residential and commercial customers due to colder weather, and the addition of 27,500 gas customers due to the purchase of NIFL. Operating margins from electric sales increased $38.1 million mainly reflecting increased sales to residential and commercial customers due to warmer weather in the second and third quarters and increased industrial demands.

Operating Expenses and Taxes

Operating expenses and taxes in 1994 increased 1.2% from 1993 to $732.2 million and in 1993 increased 6.2% from 1992 to $723.4 million.

1994 FINANCIAL REVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

        The increase in 1994 from 1993 is mainly due to increased operating costs of pollution control facilities, environmental costs and operating costs related to Crossroads offset by decreased maintenance activity. The increase in 1993 from 1992 was mainly due to the full year of the service agreement associated with the Bailly scrubber, increased gas storage costs reflecting changes in the Utilities' gas supply arrangements, higher employee related expenses and the addition of operating expenses of NIFL.

        Depreciation and amortization expenses increased $7.3 million compared to 1993 as a result of net plant additions.

        Income taxes and other tax provisions charged to operations amounted to $170.0 million in 1994, $168.5 million in 1993 and $149.9 million in 1992 and represent 10.1% of operating revenues for 1994. Utility income taxes remained relatively unchanged from 1993 to 1994 consistent with the level of pre-tax income. The increase in 1993 from 1992 was due to the increase in the statutory federal tax rate and an increase in pre-tax income. Taxes, except income taxes, increased primarily due to higher property tax requirements in 1994.

        The after tax effects of the Northern Indiana land donation to the Shafer and Freeman Lakes Environmental Conservation Corporation are included in "Other, net" under the caption "Other Income (Deductions)" in the 1994 Consolidated Statement of Income. The operating results of all non-utility subsidiaries are also included in the caption "Other, net."

        Interest and other charges decreased $4.5 million and $7.2 million in 1994 and 1993, respectively. The 1994 decrease reflects Northern Indiana's continued refinancing to reduce interest rates on long-term debt outstanding. The 1993 decrease reflects Northern Indiana's reduced interest rates on long-term debt outstanding, and favorable interest rates on short-term borrowings.

        See Notes to Consolidated Financial Statements for a discussion of Carrying Charges and Deferred Depreciation, Allowance for Funds Used During Construction, FERC Order No. 636, Income Taxes, Postretirement Benefits, and Postemployment Benefits.

Environmental Matters

Because of major investments made in modern environmental control facilities and the use of low sulfur coal, all of Northern Indiana's electric production facilities now comply with the sulfur dioxide limitations contained in acid deposition provisions of the Clean Air Act Amendments of 1990 (CAAA). Northern Indiana estimates that total costs of compliance with the CAAA sulfur dioxide regulations will impact electric rates by less than 5% in the future.

        The CAAA contain provisions that could lead to limitations on emissions of nitrogen oxides and hazardous air pollutants which may require significant capital expenditures for control of these emissions. Northern Indiana is evaluating a nitrogen oxide control program to meet future requirements. Northern Indiana cannot predict the costs of complying with CAAA requirements, but Northern Indiana believes that any such mandated costs would be recoverable through the rate making process.

        The Utilities have an ongoing program to remain aware of laws and regulations involved with hazardous waste. It is the Utilities' intent to continue to evaluate their facilities and properties with respect to these rules and identify any sites that would require corrective action.

        Northern Indiana has received notices from the Environmental Protection Agency (EPA) that it is a "potentially responsible party" (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) and the Superfund Amendment and Reauthorization Act (SARA) and may be required to share in the cost of cleanup of several waste disposal sites identified by the EPA. The sites are in various stages of investigation, analysis, and remediation. At each of the sites, Northern Indiana is one of several PRPs, and it is expected that remedial costs, as provided under CERCLA and SARA, will be shared among them. At some sites Northern Indiana and/or the other named PRPs are presently working with the EPA to clean up the site and avoid the imposition of fines or added costs. While all of the remedial costs at these sites are not determinable, Northern Indiana's analysis indicates its share of such costs with other PRPs should not have a significant impact on its financial position or the results of future operations.

        The Utilities have instituted a program to investigate former manufactured gas plants where one of them is the current or former owner. The Utilities have identified twenty-seven of these sites and made visual inspections of these sites. The Utilities have conducted initial

1994 FINANCIAL REVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

samplings at eight sites. Follow-up investigations have been conducted at three sites and potential remedial measures are being evaluated. The Utilities will continue their program to assess sites during 1995. During the follow-up investigation of the former manufactured gas plant in Elkhart, Indiana, Northern Indiana noted the presence of hydrocarbons in the Elkhart River. Northern Indiana reported this finding to the Indiana Department of Environmental Management (IDEM) and the EPA. Northern Indiana is evaluating this site to determine what remedial measures, if any, may be needed.

        Northern Indiana was notified by IDEM of the release of a petroleum substance into the St. Mary's River in Fort Wayne, Indiana, from the site of a former manufactured gas plant formerly owned by Northern Indiana. In cooperation with IDEM, Northern Indiana has taken steps to investigate and contain the substance. Northern Indiana has remediated part of the Fort Wayne site. The remainder of the site is being evaluated to determine what further remedial measures, if any, may be needed.

        Northern Indiana was notified by Indiana Gas Company, Inc. (Indiana Gas) that the site of a former manufactured gas plant in Lafayette, Indiana, formerly owned by Northern Indiana, was being investigated and partially remediated by Indiana Gas pursuant to an administrative order issued by IDEM. Northern Indiana is investigating its potential liability and evaluating appropriate action.

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

        Utility construction expenditures by Industries for 1994, 1993 and 1992 were approximately $201 million, $181 million and $172 million, respectively. Industries' total utility plant investment on December 31, 1994, was $5.4 billion.

        On June 2, 1993, Northern Indiana received authorization from the Indiana Utility Regulatory Commission (Commission) to issue up to $349,750,000 of Medium-Term Notes, Series C, due from 1 year to 30 years from date of issue for refinancing purposes and paying outstanding long-term debt at maturity. A portion of the proceeds was used to repay short-term debt which was incurred in connection with the April, 1993 redemption of first mortgage bonds, and a portion was used for early redemption on August 2, 1993, of $88 million of Northern Indiana's medium-term notes due in 1996. All of the Medium-Term Notes, Series C, have been issued.

        On March 4, 1994, the Commission authorized Northern Indiana to issue up to $289,275,000 of its Medium-Term Notes, Series D, due from 1 year to 30 years, for purposes of refinancing certain first mortgage bonds and paying short-term debt used to pay at maturity medium-term notes due in January and April, 1994. On May 23, 1994, Northern Indiana exercised its option to redeem all the outstanding First Mortgage Bonds, Series S, Y and AA aggregating $125.5 million, through the use of working capital and the proceeds of short-term debt. As of July 31, 1994, $120.0 million of the Medium-Term Notes, Series D, have been issued to complete the permanent refinancing of those first mortgage bonds. As of December 31, 1994, an additional $169,275,000 of Medium-Term Notes, Series D, can be issued in the future.

        On August 25, 1994, Jasper County, Indiana issued Pollution Control Refunding Revenue Bonds, Series 1994 (Northern Indiana Public Service Company Project) (the "Series 1994 Bonds"), including $10 million of Series 1994A Bonds, due August 1, 2010; $18 million of Series 1994B Bonds, due June 1, 2013; and $41 million of Series 1994C Bonds, due April 1, 2019. The proceeds of these issuances were loaned to Northern Indiana under similar terms. The initial interest rate on Series 1994 Bonds was 3.10% which resets daily. The proceeds of the Series 1994A and Series 1994C were used to retire on October 15, 1994, $10 million of Series MM First Mortgage Bonds, 7-1/2%, due October 15, 2004, and $41 million of Series LL First Mortgage Bonds, 7-1/2%, due October 15, 2014. The

1994 FINANCIAL REVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

proceeds of the Series 1994B Bonds were used to retire the $18 million
Series 1978 Note, 6.70%, on August 25, 1994. The Series 1994 Bonds are secured by Letters of Credit from Union Bank of Switzerland.

        Capital Markets has a $150 million revolving Credit Agreement which terminates August 19, 1997, unless extended by its terms. This facility provides short-term financing flexibility to Industries and also serves as the back-up instrument for a commercial paper program. As of December 31, 1994, there were no borrowings outstanding under this agreement.

        Capital Markets also has $105 million of money market lines of credit. As of December 31, 1994, $12.7 million of borrowings were outstanding under these lines of credit.

        As of December 31, 1994, Capital Markets had $49.6 million in commercial paper outstanding, having a weighted average interest rate of 6.18%.

        The obligations of Capital Markets are subject to a Support Agreement between Industries and Capital Markets, under which Industries has committed to make payments of interest and principal on Capital Markets securities in the event of a failure to pay by Capital Markets. Restrictions in the Support Agreement prohibit recourse on the part of Capital Markets' investors against the stock and assets of Northern Indiana which are owned by Industries. Under the terms of the Support Agreement, in addition to the cash flow of cash dividends paid to Industries by any of its consolidated subsidiaries, the assets of Industries, other than the stock and assets of Northern Indiana, are available as recourse to holders of Capital Markets' securities. The carrying value of those assets other than Northern Indiana, reflected in the consolidated financial statements of Industries, is approximately $320.2 million at December 31, 1994.

        Cash flow from operations has provided sufficient liquidity to meet current operating requirements. Because of the seasonal nature of the utility business and the construction program, Northern Indiana makes use of commercial paper intermittently as short-term financing. As of December 31, 1994, Northern Indiana had $156.5 million in commercial paper outstanding, having a weighted average interest rate of 6.13%.

        Northern Indiana has a $250 million revolving Credit Agreement with several banks which terminates August 19, 1997, unless extended by its terms. As of December 31, 1994, there were no borrowings outstanding under this agreement. In addition, Northern Indiana has $14.2 million in lines of credit which run to May 31, 1995. The credit pricing of each of the lines varies from either the lending banks' commercial prime or market rates. Northern Indiana has agreed to compensate the participating banks with arrangements that vary from no commitment fee to a combination of fees which are mutually satisfactory to both parties. As of December 31, 1994, there were no borrowings under these lines of credit. The Credit Agreement and lines of credit are also available to support the issuances of commercial paper.

        Northern Indiana also has $273.5 million of money market lines of credit. As of December 31, 1994, $92.7 million of borrowings were outstanding under these lines of credit.

        Northern Indiana has a $50 million uncommitted finance facility. At December 31, 1994, there were no borrowings outstanding under this facility.

        On April 5, 1993, Northern Indiana executed a 364-day $50 million private placement loan. The loan was repaid on April 4, 1994.

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

Competition

The Energy Policy Act of 1992 (Energy Act) allows FERC to order electric utilities to grant access to transmission systems by third party power producers. The Energy Act specifically prohibits federally mandated wheeling of power for retail customers. That authority lies with the individual states, several of which are considering opening the transmission network to retail customers. The Energy Act will stimulate greater competition in the wholesale electric markets. This competition will create opportunities to compete for new customers and revenues, as well as increase the risk of the loss of customers. Although wholesale customers represent a relatively small portion of Northern Indiana's sales (4%

1994 FINANCIAL REVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations (Concluded)

for 1994), Northern Indiana will continue its efforts to retain and add customers by offering competitive rates. Competitive forces have also begun to influence retail pricing in the industry. In some instances, industrial customers, threatening to pursue cogeneration, self-generation, retail wheeling, or relocation to other service territories, have obtained price concessions from utilities.

        Operating in a competitive environment will place added pressures on utility profit margins and credit quality. Increasing competition in the electric utility industry has already led the credit rating agencies to apply more stringent guidelines in making credit rating determinations.

        Northern Indiana's management has taken steps to make the company more competitive and profitable in the changing utility environment, including partnering on energy projects with major industrial customers and conversions of some of its generating units to allow use of lower cost low sulfur coal.

        FERC Order No. 636 effective in late 1993 shifted primary responsibility for gas acquisition, transportation, and peak days' supply from pipelines to local gas distribution companies, such as the Utilities. Although pipelines continue to transport gas, they no longer provide sales service. The Utilities believe they have taken appropriate steps to ensure the continued acquisition of adequate gas supplies at reasonable prices.

        The mix of gas revenues from retail sales, interruptible retail sales, firm transportation service, and interruptible transportation services has changed significantly over the past several years. The deregulation of the gas industry, since the mid-1980s, allows large industrial and commercial customers to purchase their gas supplies directly from producers and use the Utilities' facilities to transport the gas. Transportation customers pay the Utilities only for transporting their gas from the pipeline to the customers' premises.

        To date, the Utilities' system has not been materially affected by competition, and management does not foresee substantial adverse effects in the near future, unless the current regulatory structure is substantially altered. The Utilities believe the steps they are taking to deal with increased competition will have significant, positive effects in the next few years.

                         (Selected Statistical Charts)

                         (Capitalization Ratios Chart)

                          COMMON      PREFERRED AND
          LONG-TERM        SHARE        PREFERENCE
YEAR         DEBT         EQUITY          STOCK           TOTAL
----      ---------       ------      -------------      -------
1985        53.6%          34.8%          11.6%           100.0%
1986        55.3%          33.6%          11.1%           100.0%
1987        52.7%          36.1%          11.2%           100.0%
1988        52.0%          41.0%           7.0%           100.0%
1989        52.3%          40.8%           6.9%           100.0%
1990        49.2%          42.6%           8.2%           100.0%
1991        47.1%          44.6%           8.3%           100.0%
1992        46.0%          45.1%           8.9%           100.0%
1993        47.9%          44.0%           8.1%           100.0%
1994        47.7%          44.8%           7.6%           100.0%

                 (Cost of Fuel for Electric Generation Chart)

                     YEAR        (MILLS PER KWH)
                     ----        ---------------
                     1985             27.85
                     1986             23.92
                     1987             21.02
                     1988             19.09
                     1989             18.01
                     1990             18.13
                     1991             17.86
                     1992             16.82
                     1993             16.65
                     1994             16.85

                   (Cost of Gas Purchased for Resale Chart)

                                    DOLLARS
                     YEAR        PER DEKATHERM
                     ----        -------------
                     1985            3.42
                     1986            3.20
                     1987            2.94
                     1988            3.03
                     1989            3.21
                     1990            3.40
                     1991            3.16
                     1992            3.31
                     1993            3.27
                     1994            3.03

Consolidated Statement of Income
Year Ended December 31,                                          1994          1993         1992
-----------------------                                          ----          ----         ----
                                                                      (Dollars in thousands)
Operating Revenues:
   Gas                                                       $   681,909   $   714,229   $   666,221
   Electric                                                      994,492       963,643       916,135
                                                             -----------   -----------   -----------
                                                               1,676,401     1,677,872     1,582,356
                                                             -----------   -----------   -----------

Cost of Energy:
   Gas costs                                                     403,437       429,645       401,854
   Fuel for electric generation                                  247,134       244,552       242,385
   Power purchased                                                32,503        18,225        11,028
                                                             -----------   -----------   -----------
                                                                 683,074       692,422       655,267
                                                             -----------   -----------   -----------
Operating Margin                                                 993,327       985,450       927,089
                                                             -----------   -----------   -----------
Operating Expenses and Taxes (except income):
   Operation                                                     287,766       284,406       262,841
   Maintenance                                                    80,170        83,548        85,451
   Depreciation and amortization                                 194,283       187,000       182,717
   Taxes (except income)                                          72,227        71,621        69,555
                                                             -----------   -----------   -----------
                                                                 634,446       626,575       600,564
                                                             -----------   -----------   -----------
Operating Income Before Utility Income Taxes                     358,881       358,875       326,525
                                                             -----------   -----------   -----------
Utility Income Taxes                                              97,732        96,830        80,308
                                                             -----------   -----------   -----------
Operating Income                                                 261,149       262,045       246,217
                                                             -----------   -----------   -----------
Other Income (Deductions):
   Allowance for funds, other than borrowed funds,
     used during construction                                      --                1            30
   Other, net                                                      2,216        (2,071)        1,454
                                                             -----------   -----------   -----------
                                                                   2,216        (2,070)        1,484
                                                             -----------   -----------   -----------
Income Before Interest and Other Charges                         263,365       259,975       247,701
                                                             -----------   -----------   -----------

Interest and Other Charges:
   Interest on long-term debt                                     78,292        82,121        87,660
   Other interest                                                 11,650         9,238         9,955
   Allowance for borrowed funds used
     during construction and carrying charges                     (4,374)       (1,447)         (543)
   Amortization of premium, reacquisition
     premium, discount and expense on debt, net                    3,897         3,582         3,323
   Dividend requirements on preferred
     stocks of subsidiary                                          9,913        10,341        10,658
                                                             -----------   -----------   -----------
                                                                  99,378       103,835       111,053
                                                             -----------   -----------   -----------
Net Income                                                       163,987       156,140       136,648

Dividend requirements on preferred shares                          3,063         3,063         3,063
                                                             -----------   -----------   -----------
Balance available for common
  shareholders                                               $   160,924   $   153,077   $   133,585
                                                             ===========   ===========   ===========
Average common shares outstanding                             64,820,039    66,136,396    66,715,941
Earnings per average common share                            $      2.48   $      2.31   $      2.00
                                                             ===========   ===========   ===========
Dividends declared per common share                          $      1.47   $      1.35   $      1.26
                                                             ===========   ===========   ===========

The accompanying notes to consolidated financial statements are an integral part of this statement.



CONSOLIDATED BALANCE SHEET
                                                                          December 31,
                                                                        1994        1993
                                                                        ----        ----
                                                                     (Dollars in thousands)
Assets
Utility Plant, at original cost
  (including construction work
  in progress of $221,830 and
  $189,634, respectively):
   Electric                                                          $3,858,118  $3,778,016
   Gas                                                                1,258,801   1,216,178
   Common                                                               316,120     289,242
                                                                     ----------  ----------
                                                                      5,433,039   5,283,436
   Less--Accumulated provision for depreciation
    and amortization                                                  2,202,082   2,052,221
                                                                     ----------  ----------
     Total utility plant                                              3,230,957   3,231,215
                                                                     ----------  ----------

Other Property and Investments:
   Other property, at cost, less accumulated
    provision for depreciation                                          126,632     124,184
   Investments, at equity                                                27,023      19,142
   Investments, at cost                                                  10,355       6,189
                                                                     ----------  ----------
     Total other property and investments                               164,010     149,515
                                                                     ----------  ----------

Current Assets:
   Cash and cash equivalents                                             40,441      16,140
   Accounts receivable, less reserve of
    $4,899 and $4,855, respectively                                      86,299     115,129
   Fuel adjustment clause                                                 1,614       6,440
   Gas cost adjustment clause                                            25,972      35,659
   Materials and supplies, at average cost                               66,397      67,120
   Electric production fuel, at average cost                             18,347      21,533
   Natural gas in storage, at last-in, first-out cost                    77,794      62,870
   Prepayments and other                                                 11,081      11,118
                                                                     ----------  ----------
     Total current assets                                               327,945     336,009
                                                                     ----------  ----------

Other Assets:
   Regulatory assets                                                    195,449     177,728
   Deferred charges and other non-current assets                         26,182      17,857
                                                                     ----------  ----------
     Total other assets                                                 221,631     195,585
                                                                     ----------  ----------
                                                                     $3,944,543  $3,912,324
                                                                     ==========  ==========

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET
                                                                                                         1994       1993
                                                                                                         ----       ----
                                                                                                      (Dollars in thousands)
CAPITALIZATION AND LIABILITIES
Capitalization (see page 48):
   Common shareholders' equity (see page 51)                                                          $1,107,848  $1,094,672
   Preferred stocks--
      Northern Indiana Public Service Company:
         Series without mandatory redemption provisions                                                   86,389      97,753
         Series with mandatory redemption provisions                                                      66,057      68,462
      NIPSCO Industries, Inc.:
         Series with mandatory redemption provisions                                                      35,000      35,000
   Long-term debt, excluding amounts due within one year                                               1,180,338   1,192,500
                                                                                                      ----------  ----------
            Total capitalization                                                                       2,475,632   2,488,387
                                                                                                      ----------  ----------

Current Liabilities:
   Obligations due within one year--
      Northern Indiana Public Service Company:
         Commercial paper                                                                                156,500      27,895
         First Mortgage Bonds--Series N, 4 5/8%--due May 15, 1995                                         22,436          --
         Medium-term note--9.15%--due April 11, 1994                                                          --      65,000
         Notes payable--
            Issued at interest rates between 6.00% and 6.33% with a weighted average interest rate of 6.15% and various maturities between January 4, 1995 and
               February 14, 1995                                                                          92,700     110,000
      NIPSCO Capital Markets, Inc.:
         Commercial paper                                                                                 49,600      47,000
         Notes payable--
            Issued at interest rates of 6.27% and 6.30% with a weighted average interest rate
               of 6.30% and maturities of January 17, 1995 and January 27, 1995                           12,700          --
      Elm Energy and Recycling (UK), Ltd.:
         Term loan facility                                                                                3,262       3,766
      NDC Douglas Properties, Inc.:
         Notes payable                                                                                     1,013          --
                                                                                                      ----------  ----------
                                                                                                         338,211     253,661
                                                                                                      ----------  ----------

   Other current liabilities--
      Accounts payable                                                                                   158,463     192,543
      Sinking funds due within one year                                                                    2,578       3,413
      Dividends declared on common and preferred stocks                                                   27,077      26,165
      Customer deposits                                                                                    9,291       9,471
      Taxes accrued                                                                                       50,168      74,562
      Interest accrued                                                                                    10,561      12,253
      Other accruals                                                                                      44,639      45,296
                                                                                                      ----------  ----------
                                                                                                         302,777     363,703
                                                                                                      ----------  ----------
            Total current liabilities                                                                    640,988     617,364
                                                                                                      ----------  ----------

Other:
   Deferred income taxes                                                                                 575,323     576,071
   Deferred investment tax credits, being amortized over life of related property                        123,181     129,681
   Deferred credits                                                                                       45,001      37,767
   Regulatory income tax liability                                                                        18,599      25,371
   Other noncurrent liabilities                                                                           65,819      37,683
                                                                                                      ----------  ----------
            Total other                                                                                  827,923     806,573
                                                                                                      ----------  ----------
Commitments and Contingencies (see notes)                                                             $3,944,543  $3,912,324
                                                                                                      ==========  ==========


CONSOLIDATED STATEMENT OF CAPITALIZATION
                                                                                      December 31,
                                                                           1994                           1993
                                                                        ----------                       ------
                                                                                 (Dollars in thousands)
Common shareholders' equity (see page 51)                               $1,107,848    44.7%  $1,094,672   44.0%
                                                                        ----------           ----------
Preferred Stocks, which are redeemable solely at option of issuer:
   Northern Indiana Public Service Company--
      Cumulative preferred stock--$100 par value--
         4-1/4% series--211,266 and 211,298 shares
            outstanding, respectively                                       21,127               21,130
         4-1/2% series--79,996 shares outstanding                            8,000                8,000
         4.22% series--106,200 shares outstanding                           10,620               10,620
         4.88% series--100,000 shares outstanding                           10,000               10,000
         7.44% series--41,900 shares outstanding                             4,190                4,190
         7.50% series--34,842 shares outstanding                             3,484                3,484
         Premium on preferred stock                                            254                  254
      Cumulative preferred stock--no par value--
         Adjustable Rate (6.00% at December 31, 1994)--
            Series A (stated value--$50 per share),
            574,285 and 801,500 shares
            outstanding, respectively                                       28,714               40,075
                                                                        ----------           ----------
                                                                            86,389     3.5%      97,753    3.9%
                                                                        ----------           ----------

Redeemable Preferred Stocks, subject to mandatory redemption requirements or whose redemption is outside the control of issuer:
   Northern Indiana Public Service Company--
      Cumulative preferred stock--$100 par value--
         8.85% series--100,000 and 112,500 shares
            outstanding, respectively                                       10,000               11,250
         7-3/4% series--55,568 and 61,122 shares
            outstanding, respectively                                        5,557                6,112
         8.35% series--75,000 and 81,000 shares
            outstanding, respectively                                        7,500                8,100
      Cumulative preferred stock--no par value--
         6.50% series--430,000 shares outstanding                           43,000               43,000
                                                                        ----------           ----------
                                                                            66,057     2.7%      68,462    2.7%
                                                                        ----------           ----------

   NIPSCO Industries, Inc.--
      Cumulative preferred shares--without par value--8.75% series
         (stated value--$100 per share),
         350,000 shares outstanding                                         35,000     1.4%      35,000    1.4%
                                                                        ----------           ----------
Long-term debt (see page 49)                                             1,180,338    47.7%   1,192,500   48.0%
                                                                        ----------  ------   ----------  -----
         Total capitalization                                           $2,475,632   100.0%  $2,488,387  100.0%
                                                                        ==========  ======   ==========  =====

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF LONG-TERM DEBT
                                                                                                        December 31,
                                                                                                 1994                      1993
                                                                                              ----------               -----------
Northern Indiana Public Service Company:                                                             (Dollars in thousands)
   First mortgage bonds--
      Series N,  4 5/8%--due May 15, 1995                                                     $       --                 $   22,436
      Series O,  6 3/8%--due September 1, 1997                                                    25,747                     27,507
      Series P,  6 7/8%--due October 1, 1998                                                      14,509                     15,671
      Series S,  8 1/8%--due May 1, 2001                                                              --                     41,000
      Series T,  7 1/2%--due April 1, 2002                                                        40,543                     40,643
      Series U,  8 1/8%--due July 15, 2003                                                        55,239                     55,739
      Series Y,  8 3/8%--due October 15, 2006                                                         --                     50,575
      Series Z,  8 1/8%--due August 15, 2007                                                      39,569                     43,069
      Series AA, 8 1/2%--due November 1, 2007                                                         --                     33,407
      Series LL, 7 1/2%--due October 15, 2014                                                         --                     41,000
      Series MM, 7 1/2%--due October 15, 2004                                                         --                     10,000
      Series NN,  7.10%--due July 1, 2017                                                         55,000                     55,000
                                                                                              ----------                 ----------
         Total                                                                                   230,607                    436,047
                                                                                              ----------                 ----------
   Pollution control notes and bonds--
      Series A note--City of Michigan City--5.70% due October 1, 2003                             20,750                     21,500
      Series 1978 note--County of Jasper--6.70% due November 1, 2008                                  --                     18,000
      Series 1988 bonds--Jasper County--Series A, B and C
         3.68% weighted average at December 31, 1994, due November 1, 2016                       130,000                    130,000
      Series 1988 bonds--Jasper County--Series D
         3.90% weighted average at December 31, 1994, due November 1, 2007                        24,000                     24,000
      Series 1994 bonds--Jasper County--Series A
         6.15% weighted average at December 31, 1994, due August 1, 2010                          10,000                        --
      Series 1994 bonds--Jasper County--Series B
         6.15% weighted average at December 31, 1994, due June 1, 2013                            18,000                        --
      Series 1994 bonds--Jasper County--Series C
         6.15% weighted average at December 31, 1994, due April 1, 2019                           41,000                        --
                                                                                              ----------                 ----------
         Total                                                                                   243,750                    193,500
                                                                                              ----------                 ----------
   Medium-term notes--
      Issued at interest rates between 4.94% and 7.64%,
         with a weighted average interest rate of 6.47% and various maturities
         between July 25, 1996 and January 19, 2024                                              594,750                    454,200
                                                                                              ----------                 ----------
   Unamortized premium and discount on long-term debt, net                                        (3,756)                    (4,663)
                                                                                              ----------                 ----------
         Total long-term debt of Northern Indiana Public Service Company                       1,065,351                  1,079,084
                                                                                              ----------                 ----------
NIPSCO Capital Markets, Inc.:
   Medium-term note--9.95%--due June 10, 1996                                                      7,500                      7,500
   Unamortized discount                                                                               (9)                       (16)
   Zero Coupon Notes--7.57%, $72,500 at maturity, due December 1, 1997                            58,373                     54,191
                                                                                              ----------                 ----------
         Total long-term debt of NIPSCO Capital Markets, Inc.                                     65,864                     61,675
                                                                                              ----------                 ----------
NIPSCO Development Company, Inc.:
   Lake Erie Land Company--Notes Payable--
      Interest rates between 8.50% and 9.50% with a
         weighted average interest rate of 8.91% and
         various maturities between July 5, 1996 and June 30, 1998                                 3,155                      3,256
   Elm Energy and Recycling (UK), Ltd. Term Loan
      Facility--6.79%--due December 31, 2004                                                      34,606                     41,577
   Metals Technology Corporation--Notes Payable--
      Mortgage note, 9.00%--due September 25, 2005                                                    98                        108
   NDC Douglas Properties, Inc.--Notes Payable--
      Interest rates between 6.72% and 7.94% with a weighted
         average interest rate of 7.54% and maturities through January 1, 2005                    11,264                        --
                                                                                              ----------                 ----------
         Total long-term debt of NIPSCO Development Company, Inc.                                 49,123                     44,941
                                                                                              ----------                 ----------
Northern Indiana Fuel and Light Company, Inc.:
   Sinking Fund Debentures--
      Series G, 9.50%,--due August 1, 2001                                                            --                      3,000
      Series H, 10.80%,--due August 1, 2008                                                           --                      3,800
                                                                                              ----------                 ----------
         Total long-term debt of Northern Indiana Fuel and Light Company, Inc.                        --                      6,800
                                                                                              ----------                 ----------
         Total long-term debt, excluding amounts due in one year                              $1,180,338                 $1,192,500
                                                                                              ==========                 ==========

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                                       Year Ended December 31,
                                                                             1994               1993                1992
                                                                        ---------          ---------           ---------
                                                                                       (Dollars in thousands)
Cash flows from operating activities
   Net income                                                            $163,987           $156,140            $136,648
Adjustments to reconcile net income to net cash:
   Depreciation and amortization                                          194,283            187,000             182,717
   Deferred federal and state operating income taxes, net                 (11,488)             2,122              14,503
   Deferred investment tax credits, net                                    (6,499)            (7,446)             (7,452)
   Change in certain assets and liabilities* --
      Accounts receivable, net                                             28,830            (12,255)             18,284
      Electric production fuel                                              3,186             20,412             (10,861)
      Materials and supplies                                                  723              7,344               2,394
      Natural gas in storage                                              (14,924)           (24,685)              3,074
      Accounts payable                                                    (34,080)            23,507              (4,521)
      Taxes accrued                                                       (18,904)               541              16,593
      Fuel adjustment clause                                                4,826             (2,105)              6,965
      Gas cost adjustment clause                                            9,687             10,641             (43,565)
   Other, net                                                              16,765             11,462               3,638
                                                                        ---------          ---------           ---------
      Net cash provided by operating activities                           336,392            372,678             318,417
                                                                        ---------          ---------           ---------
Cash flows provided by (used in) investing activities:
   Utility construction expenditures                                     (200,586)          (180,852)           (172,329)
   Acquisition and construction expenditures
      related to Crossroads Pipeline Company                               (1,959)           (24,361)                 --
   Purchase of Kokomo Gas and Fuel
      Company, net of cash acquired                                            --                 --             (43,752)
   Purchase of Northern Indiana Fuel and
      Light Company, Inc. net of cash acquired                                 --            (30,137)                 --
   Return of capital from equity investments                                8,000             32,435                  --
   Other, net                                                             (19,567)           (53,061)            (78,566)
                                                                        ---------          ---------           ---------
      Net cash used in investing activities                              (214,112)          (255,976)           (294,647)
                                                                        ---------          ---------           ---------
Cash flows provided by (used in) financing activities:
   Issuance of long-term debt                                             222,575            468,269              82,456
   Issuance of short-term debt                                          1,020,777          1,254,507           1,865,713
   Issuance of preferred shares                                                --                 --              43,000
   Net change in commercial paper                                         131,205             (1,605)            (21,040)
   Retirement of long-term debt                                          (218,572)          (377,069)            (91,319)
   Retirement of short-term debt                                       (1,090,390)        (1,388,208)         (1,744,812)
   Retirement of preferred stock                                          (10,195)            (2,170)            (30,478)
   Issuance of common shares                                                2,060             36,364              53,911
   Acquisition of treasury shares                                         (58,717)           (40,730)            (76,281)
   Cash dividends paid on common shares                                   (93,578)           (88,214)            (83,379)
   Cash dividends paid on preferred shares                                 (3,063)            (3,063)             (3,063)
   Other, net                                                                 (81)                --                 582
                                                                        ---------          ---------           ---------
      Net cash used in financing activities                               (97,979)          (141,919)             (4,710)
                                                                        ---------          ---------           ---------
Net increase (decrease) in cash and cash equivalents                       24,301            (25,217)             19,060
Cash and cash equivalents at beginning of period                           16,140             41,357              22,297
                                                                        ---------          ---------           ---------
Cash and cash equivalents at end of period                                $40,441            $16,140             $41,357
                                                                        =========          =========           =========

*Net of effects from purchase of Kokomo Gas and Fuel Company and Northern
 Indiana Fuel and Light Company, Inc. The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY

                                                                  Dollars in Thousands                               Shares
                                                                  ------- -- ---------                               ------
                                                       Additional                       Unearned     Currency
                                                Common    Paid-In  Retained   Treasury   Compen-  Translation   Common    Treasury
                                       Total    Shares    Capital  Earnings     Shares    sation   Adjustment   Shares      Shares
                                 ===========  ========    =======  ========  =========   =======    =======   ========== ==========
BALANCE, JANUARY 1, 1992          $1,011,666  $867,582    $11,941  $269,161  $(133,337)  $(3,681)   $    --   73,721,755 (7,050,140)
Net Income                           136,648                        136,648
Dividends:
  Preferred shares                    (3,063)                        (3,063)
  Common shares                      (84,437)                       (84,437)
Treasury shares acquired             (76,281)                                  (76,281)                                  (3,135,902)
Issued:
  Employee stock purchase plan           327                                       327                                       20,614
  Long-term incentive plan             3,307                   51                3,705      (449)                           183,125
  Kokomo Gas acquisition              46,828               10,232               36,596                                    1,848,588
  Conversion of 4-1/4%
   convertible debentures              3,348     3,348                                                           170,354
Other                                 (3,813)              (1,449)   (1,114)               1,096     (2,346)                    (44)
                                  ----------  --------    -------  --------  ---------   -------    -------   ---------- ----------
BALANCE, DECEMBER 31, 1992        $1,034,530  $870,930    $20,775  $317,195  $(168,990)  $(3,034)   $(2,346)  73,892,109 (8,133,759)
                                  ----------  --------    -------  --------  ---------   -------    -------   ---------- ----------
Net income                           156,140                        156,140
Dividends:
  Preferred shares                    (3,063)                        (3,063)
  Common shares                      (89,384)                       (89,384)
Treasury shares acquired             (40,730)                                  (40,730)                                  (1,325,085)
Issued:
  Employee stock purchase plan           433                  138                  295                                       18,561
  Long-term incentive plan             5,666                   63                5,696       (93)                           264,150
  NIFL acquisition                    30,172                6,655               23,517                                    1,112,862
Other                                    908                                               1,443       (535)
                                  ----------  --------    -------  --------  ---------   -------    -------   ---------- ----------
BALANCE, DECEMBER 31, 1993        $1,094,672  $870,930    $27,631  $380,888  $(180,212)  $(1,684)   $(2,881)  73,892,109 (8,063,271)
                                  ----------  --------    -------  --------  ---------   -------    -------   ---------- ----------
Net income                           163,987                        163,987
Dividends:
  Preferred shares                    (3,063)                        (3,063)
  Common shares                      (94,803)                       (94,803)
Treasury shares acquired             (58,717)                                  (58,717)                                  (2,002,586)
Issued:
  Employee stock purchase plan           598                  293                  305                                       19,248
  Long-term incentive plan             1,449                   31                1,431       (13)                            59,889
Other                                  3,725                1,702       (81)                 727      1,377
                                  ----------  --------    -------  --------  ---------   -------    -------   ---------- ----------
BALANCE, DECEMBER 31, 1994        $1,107,848  $870,930    $29,657  $446,928  $(237,193)  $  (970)   $(1,504)  73,892,109 (9,986,720)
                                  ==========  ========    =======  ========  =========   =======    =======   ========== ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HOLDING COMPANY STRUCTURE

NIPSCO Industries, Inc. (Industries) is an Indiana corporation serving as the holding company for a number of subsidiaries, including three public utility operating companies: Northern Indiana Public Service Company (Northern Indiana), Kokomo Gas and Fuel Company (Kokomo Gas) and Northern Indiana Fuel and Light Company, Inc. (NIFL).

      Industries' major non-utility subsidiaries include NIPSCO Development Company, Inc. (Development), NIPSCO Energy Services, Inc. (Services), and NIPSCO Capital Markets, Inc. (Capital Markets).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Industries, its utility subsidiaries Northern Indiana, Kokomo Gas, NIFL and Crossroads Pipeline Company, a wholly-owned subsidiary of Services (Utilities), and all non-utility subsidiaries. Investments for which Industries has at least a 20% interest and certain joint ventures are accounted for under the equity method of accounting. Investments with less than a 20% interest are accounted for under the cost method of accounting. The operating results of the non-utility subsidiaries are included in "Other, net" under the caption "Other Income (Deductions)" in the Consolidated Statement of Income. Interest on long-term debt, other interest, and amortization of debt discount and expense are reflected as a component of "Interest and Other Charges." All significant intercompany items have been eliminated in consolidation. Certain reclassifications were made to conform the prior years' financial statements to the current presentation.

OPERATING REVENUES

Revenues are recorded based on estimated service rendered but are billed to customers monthly on a cycle basis.

DEPRECIATION AND MAINTENANCE

Northern Indiana provides depreciation on a straight-line method over the remaining service lives of the electric, gas and common properties. The provisions as a percentage of the cost of depreciable utility plant were approximately 4.0% for years 1994, 1993 and 1992. The depreciation rates for electric and gas properties were 3.55% and 4.92%, respectively.

      Kokomo Gas provides depreciation on the original cost of utility plant in service using straight-line rates that averaged approximately 3.2% for the years 1994, 1993 and 1992.

      NIFL provides depreciation on the original cost of utility plant in service using straight-line rates that averaged approximately 2.75%.

      The Utilities follow the practice of charging maintenance and repairs, including the cost of renewals of minor items of property, to maintenance expense accounts, except for repairs of transportation and service equipment which are charged to clearing accounts and redistributed to operating expense and other accounts. When property which represents a retirement unit is replaced or removed, the cost of such property is credited to utility plant, and such cost, together with the cost of removal less salvage, is charged to the accumulated provision for depreciation.

COAL RESERVES

Northern Indiana has a long-term mining contract to mine its coal reserves through the year 2001. The costs of these reserves are being recovered through the rate making process as such coal reserves are used to produce electricity.

OIL AND NATURAL GAS ACCOUNTING

NIPSCO Fuel Company, Inc., a wholly-owned subsidiary of Services uses the full-cost method of accounting for its oil and natural gas production activities. Under this method all costs incurred in the acquisition, exploration and development of oil and natural gas properties are capitalized and amortized on the units-of-production basis.

POWER PURCHASED

Power purchases and net interchange power with other electric utilities under interconnection agreements are included in Cost of Energy under the caption "Power purchased."

ACCOUNTS RECEIVABLE

At December 31, 1994, Northern Indiana had sold $100 million of certain of its accounts receivable under a sales agreement which expires May 31, 1997.

STATEMENT OF CASH FLOWS

For the purposes of the Consolidated Statement of Cash Flows, Industries considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

      Cash paid during the periods reported for income taxes and interest was as follows:

                                          1994     1993     1992
                                        --------  -------  -------
                                          (Dollars in thousands)
Income taxes                            $121,485  $93,155  $65,532
Interest, net of amounts capitalized    $ 82,738  $88,353  $96,909

FUEL ADJUSTMENT CLAUSE

All metered electric rates contain a provision for adjustment in charges for electric energy to reflect increases and decreases in the cost of fuel and the fuel cost of purchased power through operation of a fuel adjustment clause. As prescribed by order of the Indiana Utility Regulatory Commission (Commission) applicable to metered retail rates, the adjustment factor has been calculated based on the estimated cost of fuel and the fuel cost of purchased power in a future three-month period. If two statutory requirements relating to expense and return levels are satisfied, any under or overrecovery caused by variances between estimated and actual cost in a given three-month period will be included in a future filing. Northern Indiana records any under or overrecovery as a current asset or current liability until such time as it is billed or refunded to its customers. The fuel adjustment factor is subject to a quarterly hearing by the Commission and remains in effect for a three-month period.

GAS COST ADJUSTMENT CLAUSE

All metered gas rates contain an adjustment factor which reflects the cost of purchased gas, contracted gas storage and storage transportation charges. The Utilities record any under or overrecovery as a current asset or current liability until such time as it is billed or refunded to their customers. The gas cost adjustment factor for Northern Indiana is subject to a quarterly hearing by the Commission and remains in effect for a three-month period. The gas cost adjustment factors for Kokomo Gas and NIFL are subject to a semi-annual hearing by the Commission and remain in effect for a six-month period. If the statutory requirement relating to the level of return is satisfied, any under or overrecovery caused by variances between estimated and actual cost in a given three or six month period will be included in a future filing. See Rate Matters (Take-or-Pay Pipeline Gas Costs) and (FERC Order No. 636) for a discussion of take-or-pay charges and gas transition cost charges.

NATURAL GAS IN STORAGE

Based on the average cost of gas purchased in December, 1994 and 1993, the estimated replacement cost of gas in storage (current and non-current) at December 31, 1994 and 1993, exceeded the stated LIFO cost by approximately $38 million and $55 million, respectively.

REGULATORY ASSETS

The Utilities' operations are subject to the regulation of the Commission and the Federal Energy Regulatory Commission (FERC). Accordingly, the Utilities' accounting policies are subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation." The regulatory assets below represent probable future revenue to the Utilities associated with certain incurred costs as these costs are recovered through the rate making process. Regulatory assets were comprised of the following items, and were reflected in the Consolidated Balance Sheet as follows:

                                                  December 31,  December 31,
                                                      1994          1993
                                                  ------------  ------------
                                                    (Dollars in Thousands)
Unamortized reacquisition premium on debt
  (see long-term Debt note)                           $ 54,265      $ 48,033
Unamortized R. M. Schahfer  Unit 17 and
  Unit 18 carrying charges and deferred
  depreciation (See below)                              74,981        79,198
Bailly scrubber carrying charges and deferred
  depreciation (See below)                               7,864         4,711
Deferral of SFAS No. 106 expense not recovered
  (See Postretirement Benefits note)                    43,939        22,410
FERC Order No. 636 transition costs (See Rate
  Matters--FERC Order No. 636 note)                     14,400        23,376
                                                      --------      --------
                                                      $195,449      $177,728
                                                      ========      ========

CARRYING CHARGES AND DEFERRED DEPRECIATION

Upon completion of R. M. Schahfer Units 17 and 18, Northern Indiana capitalized the carrying charges and deferred depreciation in accordance with orders of the Commission until the cost of each unit was allowed in rates. Such carrying charges and deferred depreciation are being amortized over the remaining life of each unit.

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

          At January 1, 1992, a pretax rate of 4.0% for all construction was being used; effective January 1, 1993, the rate decreased to 3.7% and effective January 1, 1994, the rate increased to 5.0%.

FOREIGN CURRENCY TRANSLATION

Translation gains or losses are based upon the end-of-period exchange rate and are recorded as a separate component of shareholders' equity.

INCOME TAXES

Deferred income taxes are recognized as costs in the rate making process by the commissions having jurisdiction over the rates charged by the Utilities. Deferred income taxes are provided as a result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial statements. These taxes are reversed by a debit or credit to deferred income tax expense as the temporary differences reverse. Investment tax credits have been deferred and are being amortized to income over the life of the related property.

          For additional information relating to income taxes, including information related to Industries' adoption of SFAS No. 109 effective January 1, 1993, which requires an asset and liability approach to accounting for income taxes, see Income Taxes.

PENDING TAX MATTER

On August 1, 1991, the Internal Revenue Service (IRS) issued a notice of deficiency for Northern Indiana's taxes for the years 1982 through 1985 ($3,785,250 per year plus interest) relating to interest payments on $70 million of 17-1/4% Notes issued in 1981 by Northern Indiana's former foreign subsidiary, Northern Indiana Public Service Finance N.V. (Finance). The IRS believes that interest paid on the Notes should have been subject to United States tax withholding. The Notes were redeemed in 1985 and Finance was subsequently liquidated. On October 25, 1991, Northern Indiana filed its petition challenging the assessment in the United States Tax Court. The matter was tried on May 31 and June 1, 1994, and briefing was completed September 30, 1994. Northern Indiana estimates that the IRS' claim approximates $45 million of principal and interest at December 31, 1994. Northern Indiana's management and general counsel believe Northern Indiana will be successful in establishing that no tax withholding was required for the period.

ACQUISITION OF NIFL

On March 31, 1993, Industries acquired NIFL. Industries issued 1,112,862 common shares and $26,311 cash in exchange for all of the common shares of NIFL. The acquisition was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. The excess of the total acquisition costs over the recorded value of net assets acquired (approximately $18 million) was recorded as a plant acquisition adjustment.

RATE MATTERS

Take-or-Pay Pipeline Gas Costs

The FERC has allowed certain interstate pipeline suppliers to pass on to their customers a portion of costs for contracted gas not purchased (take-or-pay), contract reformation and associated interest charges through direct billing to their customers, including the Utilities.

          Northern Indiana records take-or-pay costs as they are billed by the respective pipeline, and in an order dated September 28, 1988, the Commission allowed Northern Indiana to recover these additional gas costs on a volumetric basis from all customers, including transport customers. The Utilities have recovered approximately $192.1 million of take-or-pay costs and interest from their customers through December 31, 1994. As of December 31, 1994, an additional $6.6 million was scheduled to be billed to the Utilities and recovered from customers over a period of one to four years.

FERC ORDER NO. 636

On April 8, 1992, the FERC issued its Order No. 636 which required interstate pipelines to restructure their services. Under the Order, existing pipeline sales services have been "unbundled" such that gas supplies are being sold separately from interstate transportation services. The Utilities' interstate pipeline suppliers have filed new tariffs with the FERC to implement Order No. 636, and the Utilities have contracted for a mix of transportation and storage services which will allow them to meet the needs of their customers. Customers, such as the Utilities, are expected to benefit from enhanced access to competitively priced gas supplies as well as from more flexible transportation services. Pipelines are seeking to recover from their customers certain transition costs associated with restructuring under the Order No. 636 regulation. Any such recovery is subject to established review procedures at the FERC. Also, mandated changes in pipeline rate design could increase the cost of firm transportation service on interstate pipelines. All interstate pipelines are now operating under Order No. 636 regulation.

          The Utilities' pipeline suppliers have made certain filings with the FERC to begin collecting their respective transition costs. The Utilities expect that the total transition costs from all suppliers will approximate $96-$107 million. However, the ultimate level of costs will depend on future events, including the market price of natural gas. Approximately $61 million of such costs have been recorded, a portion of which has been paid to the pipeline suppliers, subject to refund. On November 2, 1994, the

Commission issued an order which approved the recovery of these FERC-allowed transition costs on a volumetric basis from Northern Indiana's sales and transportation customers (which is consistent with what the Commission authorized for the recovery of take-or-pay pipeline gas costs). Certain industrial customers have appealed the November 2, 1994, order to the Indiana Court of Appeals. Regulatory assets, in amounts corresponding to the costs recorded, have been recorded to reflect the ultimate recovery of these costs.

ENVIRONMENTAL MATTERS

Because of major investments made in modern environmental control facilities and the use of low sulfur coal, all of Northern Indiana's electric production facilities now comply with the sulfur dioxide limitations contained in acid deposition provisions of the Clean Air Act Amendments of 1990 (CAAA). Northern Indiana estimates that total costs of compliance with the CAAA sulfur dioxide regulations will impact electric rates by less than 5% in the future.

          The CAAA contain provisions that could lead to limitations on emissions of nitrogen oxides and hazardous air pollutants, which may require significant capital expenditures for control of these emissions. Northern Indiana is evaluating a nitrogen oxide control program to meet future requirements. Northern Indiana cannot predict the costs of complying with CAAA requirements, but Northern Indiana believes that any such mandated costs would be recoverable through the rate making process.

          The Utilities have an ongoing program to remain aware of laws and regulations involved with hazardous waste. It is the Utilities' intent to continue to evaluate their facilities and properties with respect to these rules and identify any sites that would require corrective action.

          Northern Indiana has received notices from the Environmental Protection Agency (EPA) that it is a "potentially responsible party" (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) and the Superfund Amendment and Reauthorization Act (SARA) and may be required to share in the cost of cleanup of several waste disposal sites identified by the EPA. The sites are in various stages of investigation, analysis, and remediation. At each of the sites, Northern Indiana is one of several PRPs, and it is expected that remedial costs, as provided under CERCLA and SARA, will be shared among them. At some sites Northern Indiana and/or the other named PRPs are presently working with the EPA to clean up the site and avoid the imposition of fines or added costs. While all of the remedial costs at these sites are not determinable, Northern Indiana's analysis indicates its share of such costs with other PRPs should not have a significant impact on its financial position or the results of future operations.

          The Utilities have instituted a program to investigate former manufactured gas plants where one of them is the current or former owner. The Utilities have identified twenty-seven of these sites and made visual inspections of these sites. The Utilities have conducted initial samplings at eight sites. Follow-up investigations have been conducted at three sites and potential remedial measures are being evaluated. The Utilities will continue their program to assess sites during 1995. During the follow-up investigation of the former manufactured gas plant in Elkhart, Indiana, Northern Indiana noted the presence of hydrocarbons in the Elkhart River. Northern Indiana reported this finding to the Indiana Department of Environmental Management (IDEM) and the EPA. Northern Indiana is evaluating this site to determine what remedial measures, if any, may be needed.

          Northern Indiana was notified by IDEM of the release of a petroleum substance into the St. Mary's River in Fort Wayne, Indiana, from the site of a former manufactured gas plant formerly owned by Northern Indiana. In cooperation with IDEM, Northern Indiana has taken steps to investigate and contain the substance. Northern Indiana has remediated part of the Fort Wayne site. The remainder of the site is being evaluated to determine what further remedial measures, if any, may be needed.

          Northern Indiana was notified by Indiana Gas Company,  Inc. (Indiana
Gas) that the site of a former manufactured gas plant in Lafayette, Indiana, formerly owned by Northern Indiana, was being investigated and partially remediated by Indiana Gas pursuant to an administrative order issued by IDEM. Northern Indiana is investigating its potential liability and evaluating appropriate action.

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

INCOME TAXES

Effective January 1, 1993, Industries adopted SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized, at currently enacted income tax rates, to reflect the tax effect of temporary differences between the financial statement and tax bases of assets and liabilities.

          To implement SFAS No. 109, certain adjustments were made to deferred income taxes. To the extent such income taxes are recoverable or payable through future rates, regulatory assets and liabilities have been recorded in the Consolidated Balance Sheet. These adjustments include the amounts reflecting the Utilities' obligation to credit to ratepayers deferred income taxes provided at rates higher than the current federal tax rate which are currently being credited to ratepayers using the average rate assumption method required by the Tax Reform Act of 1986 and the Commission. The initial application of this statement was reflected in the January 1, 1993, Consolidated Balance Sheet, with no impact on results of operations or cash flow. The Consolidated Balance Sheet at December 31, 1994 and 1993 reflects a net regulatory income tax liability of $18.6 million and $25.4 million, respectively. The net regulatory income tax liability is derived from regulatory assets primarily attributable to undepreciated AFUDC-equity and the cumulative net amount of other income tax timing differences for which deferred taxes had not been provided in the past, when regulators did not recognize such taxes as costs in the rate making process, and regulatory liabilities primarily attributable to deferred taxes provided at rates in excess of the current statutory rate, as discussed above, and unamortized deferred investment tax credits.

          The components of the net deferred income tax liability at December 31, 1994, and 1993, are as follows:

                                                                                           1994       1993
                                                                                        ----------  ---------
                                                                                        (Dollars in thousands)
Deferred tax liabilities--
 Accelerated depreciation and other property differences                                $ 691,319   $677,493
 AFUDC-equity                                                                              42,447     44,863
 Adjustment clauses                                                                        10,596     16,876
 Take-or-pay gas costs                                                                      2,045      4,234
 Other regulatory assets                                                                   22,125     17,364
 Reacquisition premium on debt                                                             20,580     18,216
Deferred tax assets--
 Deferred investment tax credits                                                          (46,703)   (49,174)
 Removal costs                                                                           (105,671)   (93,279)
 FERC Order No. 636 transition costs                                                       (5,461)    (7,111)
 Other postretirement benefits                                                            (22,712)    (8,958)
 Regulatory income tax liability                                                           (7,054)    (9,582)
 Other, net                                                                               (20,231)   (23,424)
                                                                                        ---------   --------
                                                                                          581,280    587,518
Less: Deferred income taxes related to current
  assets and liabilities                                                                    5,957     11,447
                                                                                        ---------   --------
Deferred income taxes--noncurrent                                                       $ 575,323   $576,071
                                                                                        =========   ========

          Federal and state income taxes as set forth in the Consolidated Statement of Income are comprised of the following:

                                                                                            1994        1993       1992
                                                                                        --------   ---------   --------
                                                                                            (Dollars in thousands)
Current income taxes--
 Federal                                                                                $100,321   $  89,022   $ 61,557
 State                                                                                    15,398      13,132     11,700
                                                                                        --------   ---------   --------
                                                                                         115,719     102,154     73,257
                                                                                        --------   ---------   --------
Deferred income taxes, net--Federal and State--
 Accelerated depreciation and other property differences                                   8,328      13,211     11,078
 Removal costs                                                                           (12,093)     (8,760)   (11,352)
 Adjustment clauses                                                                      (17,025)     (2,466)    14,086
 FERC Order No. 636 transition costs                                                      11,393          --         --
 Minimum tax credit deferral                                                                  --          --      9,798
 Take-or-pay gas costs                                                                    (2,189)     (5,799)    (2,403)
 Reacquisition premium on debt                                                             2,787       2,824       (904)
 Other                                                                                    (2,689)      3,112     (5,800)
                                                                                        --------   ---------   --------
                                                                                         (11,488)      2,122     14,503
                                                                                        --------   ---------   --------
Deferred investment tax credits, net                                                      (6,499)     (7,446)    (7,452)
                                                                                        --------   ---------   --------
  Total utility operating income taxes                                                    97,732      96,830     80,308
Income tax applicable to non-operating
  activities and income of non-utility
  subsidiaries                                                                           (16,333)     (5,537)    (3,324)
                                                                                        --------   ---------   --------
  Total income taxes                                                                    $ 81,399   $  91,293   $ 76,984
                                                                                        ========   =========   ========

          A reconciliation of total tax expense to an amount computed by applying the statutory federal income tax rate to pretax income is as follows:

                                                                                              1994        1993       1992
                                                                                          --------   ---------   --------
                                                                                               (Dollars in thousands)
Net Income                                                                                $163,987   $ 156,140   $136,648
Add--Income taxes                                                                           81,399      91,293     76,984
Dividend requirements on preferred stocks of subsidiary                                      9,913      10,341     10,658
                                                                                          --------   ---------   --------
Income before preferred dividend
  requirements of subsidiary and income taxes                                             $255,299   $ 257,774   $224,290
                                                                                          ========   =========   ========
Amount derived by multiplying pretax income by statutory rate                             $ 89,355   $  90,221   $ 76,259
Reconciling items multiplied by the statutory rate:
 Book depreciation over related tax depreciation                                             4,044       3,893      4,359
 Amortization of deferred investment tax credits                                            (7,466)     (7,446)    (7,452)
 State income taxes, net of federal income tax benefit                                       8,835       8,568      8,006
 Fair market value of property donated in excess of book value                              (7,753)         --         --
 Reversal of deferred taxes provided
   at rates in excess of the current federal income tax rate                                (5,807)     (5,080)    (5,468)

 Other, net                                                                                    191       1,137      1,280
                                                                                          --------   ---------   --------
  Total income taxes                                                                      $ 81,399   $  91,293   $ 76,984
                                                                                          ========   =========   ========

PENSION PLANS

Industries and its subsidiaries have three noncontributory, defined benefit retirement plans covering substantially all employees. Benefits under the plans reflect the employees' compensation, years of service and age at retirement.

          The plans' funded status as of December 31, 1994, and 1993, are as follows:

                                                                                           1994         1993
                                                                                      ---------     --------
                                                                                      (Dollars in thousands)
Vested benefit obligation                                                              $449,043     $481,755
Nonvested benefit                                                                        97,138       86,373
                                                                                       --------     --------
Accumulated benefit obligation                                                         $546,181     $568,128
                                                                                       ========     ========
Projected benefit obligation for service rendered to date                              $613,094     $657,068
Plan assets at fair market value                                                        571,624      605,379
                                                                                       --------     --------
Projected benefit obligation in excess of plan assets                                    41,470       51,689
Unrecognized transition obligation at December 31, being recognized over 17 years       (48,906)     (54,055)
Unrecognized prior service cost                                                         (29,847)     (31,464)
Unrecognized gains                                                                       47,788       51,154
                                                                                       --------     --------
Accrued pension costs                                                                  $ 10,505     $ 17,324
                                                                                       ========     ========

          The accumulated benefit obligation is the present value of future pension benefit payments and is based on the plan benefit formula without considering expected future salary increases. The projected benefit obligation considers estimated future salary increases. Discount rates of 8.75% and 7.50% and rates of increase in compensation levels of 5.5% were used to determine the accumulated benefit obligation and projected benefit obligation at December 31, 1994, and 1993, respectively. The decrease in the accumulated benefit obligation as of December 31, 1994, is mainly caused by the increase in the discount rate to 8.75% and was partially offset by changes in other plan assumptions.
          The following items are the components of provisions for pensions for the years ended December 31, 1994, 1993 and 1992:

                                           1994      1993      1992
                                         --------  --------  --------
                                            (Dollars in thousands)
Service costs                            $ 14,099  $ 13,086   $ 13,277
Interest costs                             48,058    46,019     43,408
Actual loss (return) on plan assets        15,077   (81,150)   (41,796)
Amortization of transition obligation       5,422     5,387      5,437
Other net amortization and deferral       (61,422)   39,567      1,599
                                         --------  --------   --------
                                         $ 21,234  $ 22,909   $ 21,925
                                         ========  ========   ========

          Assumptions used in the valuation and determination of 1994, 1993 and 1992 pension expenses were as follows:

                                                  1994    1993    1992
                                                  -----   -----   -----
Discount rate                                     7.50%   7.75%   7.50%
Rate of increase in compensation levels           5.50%   5.50%   6.00%
Expected long-term rate of return on assets       8.25%   8.25%   8.25%

      The plans' assets are invested primarily in common stocks, bonds and notes.

POSTRETIREMENT BENEFITS

Industries provides certain health care and life insurance benefits for retired employees. Substantially all of Industries employees may become eligible for those benefits if they reach retirement age while working for Industries. Those and similar benefits for active employees are provided through insurance plans whose premiums are based on the benefits to active employees and retirees paid during the year. Prior to January 1, 1993, the Utilities recognized the cost of providing those benefits by expensing insurance premiums, which is consistent with current rate making practices. The annual cost of providing those benefits for retirees and/or their surviving spouses was $6.3 million for the year ended December 31, 1992.

      Effective January 1, 1993, Industries adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which establishes accounting and reporting standards for such postretirement benefits. This standard requires the accrual of the expected cost of such benefits during the employee's years of service. The assumptions and calculations involved in determining the accrual closely parallel pension accounting requirements.

      The following table sets forth the plans' accumulated postretirement benefit obligation as of December 31, 1994, and 1993:

                                                                          1994         1993
                                                                       ----------   ----------
                                                                        (Dollars in thousands)
Retirees                                                                $  96,676    $  89,650
Fully eligible active plan participants                                    20,008       30,501
Other active plan participants                                            105,991      150,215
                                                                        ---------    ---------
Accumulated postretirement benefit obligation                             222,675      270,366
Unrecognized transition obligation at December 31 being recognized
  over 20 years                                                          (208,681)    (220,274)
Unrecognized actuarial gain (loss)                                         45,496      (20,737)
                                                                        ---------    ---------
Accrued liability for postretirement health care benefit obligation     $  59,490    $  29,355
                                                                        =========    =========

          A discount rate of 8.75% and a pre-Medicare medical trend rate of 11% declining to a long-term rate of 7% and a discount rate of 7.5% and a pre-Medicare medical trend rate of 12% declining to a long-term rate of 7% were used to determine the accumulated postretirement benefit obligation at December 31, 1994, and 1993, respectively.

          The transition obligation at January 1, 1993, for accumulated postretirement benefits earned and not recognized is being amortized over twenty years as allowed by SFAS No. 106.
          Net periodic postretirement benefit costs for the year ended December 31, 1994, and 1993 include the following components:

                                                          1994        1993
                                                       ----------  ----------
                                                       (Dollars in thousands)
Service costs                                             $ 8,272     $ 6,863
Interest costs                                             19,945      18,224
Amortization of transition obligation over 20 years        11,593      11,594
                                                          -------     -------
                                                          $39,810     $36,681
                                                          =======     =======

          The net periodic postretirement benefit costs for 1994 were determined assuming a 7.5% discount rate, a 5% rate of compensation increase and a pre-Medicare medical trend rate of 12% declining to a long-term rate of 7%. The net periodic postretirement benefit costs for 1993 were determined assuming an 8% discount rate, a 5% rate of compensation increase and a pre-Medicare medical trend rate of 12% declining to a long-term rate of 7%. The effect of a 1% increase in the assumed health care cost trend rates for each future year would increase the accumulated postretirement benefit obligation at December 31, 1994, by approximately $32.0 million and increase the aggregate of the service and interest cost components of plan costs by approximately $4.8 million for the year ended December 31, 1994. Amounts disclosed above could be changed significantly in the future by changes in health care costs, work force demographics, interest rates or plan changes.

          On December 30, 1992, the Commission authorized the accrual method of accounting for postretirement benefits for rate making purposes and authorized the deferral, as a regulatory asset to be recovered through future revenues, of the net increase in cost until such time as the new accrual cost method may be reflected in the rate making process in the next general rate proceeding. The Commission stated that a deferral period of four years or less would be rebuttably presumed to be reasonable and also indicated each utility would have to demonstrate its postretirement benefit costs were prudent and reasonably incurred at the time such costs were proposed to be recovered in the rate making process. Northern Indiana expects to request recovery of such costs within that period. In addition, while the Commission stated it was hopeful something less than full accrual of such costs in rates would be possible under generally accepted accounting principles, Northern Indiana believes the Commission recognizes the full accrual of such postretirement benefits may be required in future rate proceedings in order to avoid any negative impact on a utility's earnings. Northern Indiana is deferring as a regulatory asset the difference between the amount that would have been charged to expense under pay-as-you-go accounting and the amount accrued in accordance with the new standard. Accordingly, Northern Indiana believes SFAS No. 106 will not have a material effect on future results of operations.

POSTEMPLOYMENT BENEFITS

In November, 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires Industries to accrue the estimated cost of benefits provided to former or inactive employees after employment but before retirement. Industries adopted SFAS No. 112 effective January 1, 1994, and its adoption did not have a material impact on financial position or results of operation.

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

          The authorized classes of par value and no par value cumulative preferred and preference stocks of Northern Indiana are as follows:

          Cumulative Preferred--$100 par value--2,400,000 shares; Cumulative Preferred--no par value--3,000,000 shares; Cumulative Preference--$50 par value- -2,000,000 shares (none outstanding); and Cumulative Preference--no par value-- 3,000,000 shares (none issued). On October 13, 1992, Northern Indiana issued and sold through an underwritten public offering 430,000 shares of 6.50% Series Cumulative Preferred Stock for $43 million. The shares are subject to mandatory redemption in whole by Northern Indiana on October 14, 2002. On October 15, 1992, Northern Indiana redeemed all outstanding shares of the 12.55% Series Preferred Stock at $105.94 per share.

          The Preferred shareholders of Industries and Northern Indiana have no voting rights except in the event of default on the payment of four consecutive quarterly dividends, or as required by Indiana law to authorize additional preferred shares, or by the Articles of Incorporation in the event of certain merger transactions.

          The redemption prices at December 31, 1994, for the cumulative preferred stock, which are redeemable solely at the option of Northern Indiana, in whole or in part, at any time upon 30 days' notice, are as follows:

                                                                          Series   Redemption Price Per Share
                                                                         --------  --------------------------
Cumulative Preferred Stock--$100 par value--                               4 1/4%            $101.20
                                                                           4 1/2%            $100.00
                                                                            4.22%            $101.60
                                                                            4.88%            $102.00
                                                                            7.44%            $101.00
                                                                            7.50%            $101.00
Cumulative Preferred Stock--no par value--Adjustable Rate
  (6.00% at December 31, 1994), Series A (stated value $50 per share)                        $ 50.00

          The redemption prices at December 31, 1994, as well as sinking fund provisions for the cumulative preferred stock subject to mandatory redemption requirements, or whose redemption is outside the control of Northern Indiana are as follows:

Series    Redemption Price Per Share                    Annual Sinking Fund Provisions
------    --------------------------                    ------------------------------
Cumulative Preferred Stock--$100 par value--
8.85%    $102.22, reduced periodically   12,500 shares on or before April 1.
8.35%    $104.43, reduced periodically   3,000 shares on or before July 1; 6,000 shares beginning in
                                         2004; noncumulative option to double amount each year.
7-3/4%   $104.76, reduced periodically   2,777 shares on or before December 1; noncumulative option to double amount each year.

Sinking fund requirements with respect to redeemable preferred stocks outstanding at December 31, 1994, for each of the four years subsequent to December 31, 1995, are as follows:

  Year Ending December 31,
--------------------------
1996           $36,827,700
1997           $ 1,827,700
1998           $ 1,827,700
1999           $ 1,827,700

COMMON SHARE DIVIDEND

During the next few years, Industries expects that the great majority of earnings available for distribution of dividends will depend upon dividends paid to Industries by Northern Indiana. Northern Indiana's Indenture provides that it will not declare or pay any dividends on any class of capital stock (other than preferred or preference stock) except out of earned surplus or net profits of Northern Indiana. At December 31, 1994, Northern Indiana had approximately $145.3 million of retained earnings (earned surplus) available for the payment of dividends. Future dividends will depend upon adequate retained earnings, adequate future earnings and the absence of adverse developments.

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

COMMON SHARE REPURCHASES

The Board of Directors of Industries has authorized the repurchase of approximately 14.6 million common shares in addition to those required in connection with the acquisitions of Kokomo Gas and NIFL. At December 31, 1994, Industries had purchased approximately 13.9 million shares at an average price of $22.76 per share of which 1,848,588 shares and 1,112,862 shares were reissued in connection with the Kokomo Gas and NIFL acquisitions, respectively. Approximately 3.6 million additional common shares may be repurchased under the Board's authorization.

LONG-TERM INCENTIVE PLAN

Industries Long-Term Incentive Plan (the 1988 Plan) for key management employees, which was approved by shareholders on April 13, 1988, provides for the issuance of up to 2.5 million of Industries' common shares to key employees through 1998. At December 31, 1994, there were 508,361 shares reserved for future awards under the 1988 Plan. On April 13, 1994, shareholders adopted Industries' 1994 Long-Term Incentive Plan (1994 Plan). It is similar to the 1988 plan and provides an additional 2.5 million common shares available for issuance to key employees through 2004. No awards have been issued under the 1994 Plan. The 1988 Plan and 1994 Plan permit the following types of grants, separately or in combination: nonqualified stock options, incentive stock options, restricted stock awards, stock appreciation rights and performance units. No incentive stock options or performance units were outstanding at December 31, 1994.

          The stock appreciation rights (SARs) may be exercised only in tandem with stock options on a one-for-one basis and are payable in cash, Industries stock or a combination thereof. Restricted stock awards are restricted as to transfer and subject to forfeiture for specific periods from the date of grant. Restrictions on the shares awarded during 1990 and 1991 lapse five years from date of grant and vest subject to specific share price appreciation conditions. If a participant's employment is terminated other than by reason of death, disability or retirement, restricted shares are forfeited. There were 214,000, 157,500 and 150,500 restricted shares outstanding at December 31, 1992, 1993, and 1994, respectively.

          Changes in outstanding shares under option and SARs for 1992, 1993 and 1994, are as follows:

                                      Nonqualified         Nonqualified Stock
                                      Stock Options         Options With SARs
                                -------------------------  ------------------
                                               Option                  Option
Year Ended December 31, 1992     Options        Price       Options     Price
------------------------------  ---------   -------------  ---------   ------
Balance at beginning of year      770,325   $10.94-$22.94     39,000   $10.94
  Granted                         293,400   $26.06                --
  Exercised                      (163,375)  $10.94-$22.94    (27,500)  $10.94
  Cancelled                       (31,200)  $10.94-$22.94         --
                                ---------                  ---------
Balance at end of year            869,150   $10.94-$26.06     11,500   $10.94
                                =========                  =========
Shares exercisable                575,750   $10.94-$22.94     11,500   $10.94

                                                Option                 Option
Year Ended December 31, 1993     Options        Price       Options    Price
------------------------------  ---------   -------------  ---------   ------
Balance at beginning of year      869,150   $10.94-$26.06     11,500   $10.94
  Granted                         288,500   $33.19                --
  Exercised                      (261,150)  $10.94-$26.06         --
  Cancelled                        (5,700)  $26.06            (1,600)  $10.94
                                ---------                  ---------
Balance at end of year            890,800   $10.94-$33.19      9,900   $10.94
                                =========                  =========
Shares exercisable                602,300   $10.94-$26.06      9,900   $10.94

                                                Option                 Option
Year Ended December 31, 1994     Options        Price       Options    Price
------------------------------  ---------   -------------  ---------   ------
Balance at beginning of year      890,800   $10.94-$33.19      9,900   $10.94
  Granted                         294,650   $28.75                --
  Exercised                       (61,850)  $10.94-$26.06         --
  Cancelled                       (26,050)  $28.75-$33.19         --
                                ---------                  ---------
Balance at end of year          1,097,550   $10.94-$33.19      9,900   $10.94
                                =========                  =========
Shares exercisable                807,150   $10.94-$33.19      9,900   $10.94

          The Industries Nonemployee Director Stock Incentive Plan, which was approved by shareholders, provides for the issuance of up to 100,000 of Industries' common shares to nonemployee directors of Industries. The Plan provides for awards of common shares which vest in 20% per year increments, with full vesting after five years. The Plan also allows the award of nonqualified stock options in the future. If a director's service on the Board is terminated for any reason other than death or disability, any common shares not vested as of the date of termination are forfeited. As of December 31, 1994, 24,750 shares were issued under the Plan.

LONG-TERM DEBT

The sinking fund requirements of long-term debt outstanding at December 31, 1994 (including the maturity of Northern Indiana's first mortgage bonds: Series O, 6-3/8%, due September 1, 1997; Series P, 6-7/8%, due October 1, 1998; Northern Indiana's medium-term notes due from April 6, 1998, to April 13, 1998: Capital Markets' medium-term note due June 10, 1996, and Zero Coupon Notes due December 1, 1997; and Lake Erie Land Company's notes payable due July 5, 1996, to June 30, 1998), for each of the four years subsequent to December 31, 1995, are as follows:

Year Ending December 31,
------------------------
1996        $ 96,953,346
1997        $ 74,301,620
1998        $130,563,435
1999        $  8,812,861

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

          On June 2, 1993, Northern Indiana received authorization from the Commission to issue up to $349,750,000 of Medium-Term Notes, Series C, due from 1 year to 30 years from date of issue for refinancing purposes and paying outstanding long-term debt at maturity. A portion of the proceeds was used to repay short-term debt which was incurred in connection with the April, 1993, redemption of first mortgage bonds, and a portion was used for early redemption on August 2, 1993, of $88 million of Northern Indiana's medium-term notes due in 1996. All of the Medium-Term Notes, Series C, have been issued.

          On March 4, 1994, the Commission authorized Northern Indiana to issue up to $289,275,000 of its Medium-Term Notes, Series D, due from 1 year to 30 years, for purposes of refinancing certain first mortgage bonds and paying short-term debt used to pay at maturity medium-term notes due in January and April, 1994. On May 23, 1994, Northern Indiana exercised its option to redeem all the outstanding First Mortgage Bonds, Series S, Y and AA aggregating $125.5 million, through the use of working capital and the proceeds of short-term debt. As of July 31, 1994, $120.0 million of the Medium-Term Notes, Series D, have been issued to complete the permanent refinancing of those first mortgage bonds. As of December 31, 1994, an additional $169,275,000 of Medium-Term Notes, Series D, can be issued in the future.

          On August 25, 1994, Jasper County, Indiana issued Pollution Control Refunding Revenue Bonds, Series 1994 (Northern Indiana Public Service Company Project) (the "Series 1994 Bonds"), including $10 million of Series 1994A Bonds, due August 1, 2010; $18 million of Series 1994B Bonds, due June 1, 2013; and $41 million of Series 1994C Bonds, due April 1, 2019. The proceeds of these issuances were loaned to Northern Indiana under similar terms. The initial interest rate on Series 1994 Bonds was 3.10%, which resets daily. The proceeds of the Series 1994A and Series 1994C were used to retire on October 15, 1994, $10 million of Series MM First Mortgage Bonds, 7-1/2%, due October 15, 2004 and $41 million of Series LL First Mortgage Bonds, 7-1/2%, due October 15, 2014.
The proceeds of the Series 1994B Bonds were used to retire the $18 million Series 1978 Note, 6.70%, on August 25, 1994. The Series 1994 Bonds are secured by Letters of Credit from Union Bank of Switzerland.

          The obligations of Capital Markets are subject to a Support Agreement between Industries and Capital Markets, under which Industries has committed to make payments of interest and principal on Capital Markets' securities in the event of a failure to pay by Capital Markets. Restrictions in the Support Agreement prohibit recourse on the part of Capital Markets' investors against the stock and assets of Northern Indiana which are owned by Industries. Under the terms of the Support Agreement, in addition to the cash flow of cash dividends paid to Industries by any of its consolidated subsidiaries, the assets of Industries, other than the stock and assets of Northern Indiana, are available as recourse to holders of Capital Markets' securities. The carrying value of those assets other than Northern Indiana, reflected in the consolidated financial statements of Industries, is approximately $320.2 million at December 31, 1994.

SHORT-TERM BORROWINGS

Northern Indiana has a $250 million revolving Credit Agreement with several banks which terminates August 19, 1997, unless extended by its terms. As of December 31, 1994, there were no borrowings outstanding under this agreement. In addition, Northern Indiana has $14.2 million in lines of credit which run to May 31, 1995. The credit pricing of each of the lines varies from either the lending banks' commercial prime or market rates. Northern Indiana has agreed to compensate the participating banks with arrangements that vary from no commitment fee to a combination of fees which are mutually satisfactory to both parties. As of December 31, 1994, there were no borrowings under these lines of credit. The Credit Agreement and lines of credit are also available to support the issuances of commercial paper.

          Northern Indiana also has $273.5 million of money market lines of credit. As of December 31, 1994, $92.7 million of borrowings were outstanding under these lines of credit.

          Northern Indiana has a $50 million uncommitted finance facility. At December 31, 1994, there were no borrowings outstanding under this facility.

          On April 5, 1993, Northern Indiana executed a 364-day $50 million private placement loan. The loan was repaid April 4, 1994.

          Northern Indiana uses commercial paper to fund short-term working capital requirements. As of December 31, 1994, Northern Indiana had $156.5 million in commercial paper outstanding, having a weighted average interest rate of 6.13%.

          Capital Markets has a $150 million revolving Credit Agreement which terminates August 19, 1997, unless extended by its terms. This facility provides short-term financing flexibility to Industries and also serves as the back-up instrument for a commercial paper program. As of December 31, 1994, there were no borrowings outstanding under this agreement.

          Capital Markets also has $105 million of money market lines of credit. As of December 31, 1994, $12.7 million of borrowings were outstanding under these lines of credit.

          As of December 31, 1994, Capital Markets had $49.6 million in commercial paper outstanding, having a weighted average interest rate of 6.18%.

OPERATING LEASES

On April 1, 1990, Northern Indiana entered into a 20-year agreement for the rental of office facilities from Development at a current annual rental payment of approximately $3.1 million.

          The following is a schedule, by years, of future minimum rental payments, excluding those to associated companies, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1994:

Year Ending December 31,           (Dollars in thousands)
------------------------           ----------------------
1995                                      $ 5,160
1996                                        3,581
1997                                        3,319
1998                                        2,397
1999                                        1,776
Later years                                22,851
                                          -------
Total minimum payments required           $39,084
                                          =======

The consolidated financial statements include rental expense for all operating leases as follows:

Year Ending December 31,           (Dollars in thousands)
------------------------           ----------------------
1994                                       $7,890
1993                                       $7,251
1992                                       $5,182

COMMITMENTS

Northern Indiana estimates that approximately $774 million will be expended for construction purposes for the period from January 1, 1995, to December 31, 1999. Substantial commitments have been made by Northern Indiana in connection with this program.

          Northern Indiana has entered into a service agreement with Pure Air, a general partnership between Air Products and Chemicals, Inc. and Mitsubishi Heavy Industries America, Inc., under which Pure Air will provide scrubber services to reduce sulfur dioxide emissions for Units 7 and 8 at Bailly Generating Station. Services under this contract commenced on June 15, 1992, with annual charges of approximately $20 million. The scrubber project will receive $14.4 million in government funding for operating and maintenance expenses during a three-year demonstration period. Pure Air is required to meet certain performance standards during the demonstration period commencing with the date above. During this period, either Northern Indiana or Pure Air can terminate this agreement unilaterally. The agreement provides that, assuming various performance standards are met by Pure Air, a termination payment would be due if Northern Indiana terminates the agreement prior to the end of the twenty-year contract period.

          Harbor Coal Company (Harbor Coal), a wholly-owned subsidiary of Development, has invested in a partnership to finance, construct, own and operate a $65 million pulverized coal injection facility which began commercial operation in August, 1993. The facility receives raw coal, pulverizes it and delivers it to Inland Steel Company for use in the operation of their blast furnaces. Harbor Coal is a 50% partner in the project with an Inland Steel affiliate. Industries has guaranteed the payment and performance of the partnership's obligations under a sale and leaseback of a 50% undivided interest in the facility.

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

          The carrying values and estimated fair values of Industries' financial instruments are as follows:

                                       December 31, 1994       December 31, 1993
                                     ----------------------  ----------------------
                                       Carrying        Fair    Carrying        Fair
                                        Amount        Value      Amount       Value
                                     ----------  ----------  ----------  ----------
                                                 (Dollars in thousands)
Cash and cash equivalents            $   40,441  $   40,441  $   16,140  $   16,140
Investments at cost                  $   10,355  $   11,284  $    6,189  $    6,474
Long-term debt (including current
 portion)                            $1,207,936  $1,102,019  $1,263,029  $1,267,728
Preferred stock                      $  189,274  $  156,591  $  203,043  $  185,368

          The majority of the long-term debt relates to utility operations. The Utilities are subject to regulation and gains or losses may be included in rates over a prescribed amortization period, if in fact settled at amounts approximating those above.

CUSTOMER CONCENTRATIONS

Northern Indiana is a public utility operating company supplying natural gas and electrical energy in the northern third of Indiana. Although Northern Indiana has a diversified base of residential and commercial customers, a substantial portion of its electric and gas industrial deliveries are dependent upon the basic steel industry. The following table shows the basic steel industry percentage of gas revenue (including transportation services) and electric revenue for 1994, 1993 and 1992.

Basic Steel Industry         1994  1993  1992
--------------------         ----  ----  ----
Gas revenue percent            3%    2%    4%
Electric revenue percent      26%   24%   25%

Quarterly Financial Data

The following data summarize certain operating results for each of the quarters of 1994 and 1993:

                       1994 Quarters Ended  March 31    June 30   Sept. 30    Dec. 31
                                            --------   --------   --------   --------
                                                      (Dollars in thousands)
Operating revenues                          $565,551   $348,009   $334,598   $428,243
Operating expenses and taxes                 473,595    300,512    281,548    359,597
                                            --------   --------   --------   --------
Operating income                              91,956     47,497     53,050     68,646
Other income and deductions, net              (1,066)    (1,855)        (7)     5,144
Interest and other charges                    25,849     24,164     24,508     24,857
                                            --------   --------   --------   --------
Net income                                    65,041     21,478     28,535     48,933
Dividend requirements on preferred shares        766        765        766        766
                                            --------   --------   --------   --------
Balance available for common shareholders   $ 64,275   $ 20,713   $ 27,769   $ 48,167
                                            ========   ========   ========   ========
Earnings per average common share(a)           $0.97      $0.31      $0.43      $0.75
                                               =====      =====      =====      =====
                       1993 Quarters Ended  March 31    June 30   Sept. 30    Dec. 31
                                            --------   --------   --------   --------
                                                      (Dollars in thousands)
Operating revenues                          $521,647   $348,795   $342,538   $464,892
Operating expenses and taxes                 435,012    301,850    289,040    389,925
                                            --------   --------   --------   --------
Operating income                              86,635     46,945     53,498     74,967
Other income and deductions, net                (864)      (365)       172     (1,013)
Interest and other charges                    27,213     24,922     26,377     25,323
                                            --------   --------   --------   --------
Net income                                    58,558     21,658     27,293     48,631
Dividend requirements on preferred shares        766        765        766        766
                                            --------   --------   --------   --------
Balance available for common shareholders   $ 57,792   $ 20,893   $ 26,527   $ 47,865
                                            ========   ========   ========   ========
Earnings per average common share(a)           $0.87      $0.31      $0.40      $0.72
                                               =====      =====      =====      =====

(a)Because of the combined mathematical effect of common shares repurchased and issued and the cyclical nature of net income during the year, the sum of earnings per share for any four quarterly periods may vary slightly from the earnings per share for the equivalent twelve-month period.

SEGMENTS OF BUSINESS

Industries' primary business is the distribution of natural gas and electrical energy. The reportable items for the gas and electric segments for the years 1994, 1993 and 1992 are as follows:(1)

                                                                        1994               1993                 1992
                                                                        ----               ----                 ----
                                                                                (Dollars in thousands)
Operating information--
  Gas operations:
    Operating revenues                                            $  681,909         $  714,229           $  666,221
    Operating expenses, excluding provision
      for utility income taxes                                       613,698            634,742              595,074
                                                                  ----------         ----------           ----------
    Operating income before utility income taxes                      68,211             79,487               71,147
    Allowance for funds used during construction (AFUDC)
                                                                       2,067                875                   26
                                                                  ----------         ----------           ----------
    Operating income before utility income
      taxes and including AFUDC                                       70,278             80,362               71,173
                                                                  ----------         ----------           ----------
  Electric operations:
    Operating revenues                                               994,492            963,643              916,135
    Operating expenses, excluding provision
      for utility income taxes                                       703,822            684,255              660,757
                                                                  ----------         ----------           ----------
    Operating income before utility income taxes                     290,670            279,388              255,378
    Allowance for funds used during construction (AFUDC)               2,307                573                  547
                                                                  ----------         ----------           ----------
    Operating income before utility
      income taxes and including AFUDC                               292,977            279,961              255,925
                                                                  ----------         ----------           ----------
         Total                                                       363,255            360,323              327,098
Other income, net                                                      2,216             (2,071)               1,454
Less--interest and other charges                                     103,752            105,282              111,596
Less--provision for utility income taxes                              97,732             96,830               80,308
                                                                  ----------         ----------           ----------
Net income per Consolidated Statement of Income                      163,987            156,140              136,648
Dividend requirements on preferred shares                              3,063              3,063                3,063
                                                                  ----------         ----------           ----------
Balance available for common shareholders                         $  160,924         $  153,077           $  133,585
                                                                  ==========         ==========           ==========
Other information--
  Depreciation and amortization expense:
    Electric                                                      $  135,203         $  131,993           $  130,811
    Gas                                                               59,080             55,007               51,906
                                                                  ----------         ----------           ----------
         Total                                                    $  194,283         $  187,000           $  182,717
                                                                  ==========         ==========           ==========
  Utility construction expenditures:
    Electric                                                      $  145,095         $  125,449           $  126,648
    Gas                                                               55,491             55,403               45,681
                                                                  ----------         ----------           ----------
         Total                                                    $  200,586         $  180,852           $  172,329
                                                                  ==========         ==========           ==========
Investment information--
  Identifiable assets(a):
    Electric                                                      $2,594,976         $2,602,826           $2,644,133
    Gas                                                              921,693            900,146              818,384
                                                                  ----------         ----------           ----------
         Total                                                     3,516,669          3,502,972            3,462,517
  Other corporate assets                                             427,874            409,352              345,424
                                                                  ----------         ----------           ----------
  Total assets                                                    $3,944,543         $3,912,324           $3,807,941
                                                                  ==========         ==========           ==========

(a)Utility plant less accumulated provision for depreciation and amortization, materials and supplies, electric production fuel, natural gas in storage, fuel and gas cost adjustment clauses, unamortized R. M. Schahfer Units 17 and 18 carrying charges and deferred depreciation, gas supply exploration investments and FERC Order No. 636 transition costs.

(1)NIFL is not included for the year 1992.

TO THE BOARD OF DIRECTORS OF NIPSCO INDUSTRIES, INC.:

We have audited the accompanying consolidated balance sheet and consolidated statements of capitalization and long-term debt of NIPSCO Industries, Inc. (an Indiana corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of Industries' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NIPSCO Industries, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

          As discussed in the notes to consolidated financial statements, effective January 1, 1993, NIPSCO Industries, Inc. and subsidiaries changed their methods of accounting for income taxes and postretirement benefits other than pensions.

Chicago, Illinois
January 27, 1995               Arthur Andersen LLP

SELECTED SUPPLEMENTAL INFORMATION
Gas Statistics(1)
                                            Year Ended December 31,                              1994          1993          1992
                                            -----------------------                              ----          ----          ----
Operating Revenues ($000's)
   Residential (including home heating)                                                   $   449,391   $   452,176   $   377,600
   Commercial                                                                                 152,400       157,235       127,203
   Industrial                                                                                  76,321        73,815        67,641
   Gas transportation for others                                                               32,207        32,503        40,086
   Other*                                                                                     (28,410)       (1,500)       53,691
                                                                                          -----------   -----------   -----------
     Total                                                                                $   681,909   $   714,229   $   666,221
                                                                                          ===========   ===========   ===========

Deliveries in dth (000's):
   Residential (including home heating)                                                        73,749        76,761        70,830
   Commercial (including transportation)                                                       32,654        29,754        27,280
   Industrial (including transportation)                                                      182,789       183,739       166,161
   Other                                                                                       17,983           793           838
                                                                                          -----------   -----------   -----------
     Total                                                                                    307,175       291,047       265,109
                                                                                          ===========   ===========   ===========

Customers Served--End of Year:
   Residential (including home heating)                                                       636,601       626,492       592,201
   Commercial                                                                                  52,245        51,386        48,168
   Industrial                                                                                   4,218         4,270         3,901
   Other                                                                                           68            67            65
                                                                                          -----------   -----------   -----------
     Total                                                                                    693,132       682,215       644,335
                                                                                          ===========   ===========   ===========

*Includes deferred gas cost revenue of $(43,460), $(10,375) and $46,005, respectively.
(1)NIFL is not included in 1992 Gas Statistics.

ELECTRIC STATISTICS
                                            Year Ended December 31,                              1994          1993          1992
                                            -----------------------                              ----          ----          ----
Operating Revenues ($000's):
   Residential                                                                            $   259,708   $   257,033   $   240,680
   Commercial                                                                                 238,402       232,609       227,707
   Industrial                                                                                 449,623       413,485       397,859
   Street lighting                                                                              8,363         8,254         8,085
   Sales for resale                                                                            22,522        27,730        29,697
   Other**                                                                                     15,874        24,532        12,107
                                                                                          -----------   -----------   -----------
     Total                                                                                $   994,492   $   963,643   $   916,135
                                                                                          ===========   ===========   ===========

Sales in kilowatt-hours (000's):
   Residential                                                                              2,552,430     2,552,837     2,343,303
   Commercial                                                                               2,736,683     2,705,751     2,608,614
   Industrial                                                                               9,542,109     8,855,106     8,188,605
   Street lighting                                                                             55,438        54,741        52,609
   Sales for resale                                                                           564,166       912,773     1,162,005
   Other                                                                                       85,568        83,959        77,975
                                                                                          -----------   -----------   -----------
     Total                                                                                 15,536,394    15,165,167    14,433,111
                                                                                          ===========   ===========   ===========
Customers Served--End of Year:
   Residential                                                                                355,658       350,964       346,356
   Commercial                                                                                  41,308        40,634        40,101
   Industrial                                                                                   2,672         2,686         2,695
   Other                                                                                          831           828           823
                                                                                          -----------   -----------   -----------
     Total                                                                                    400,469       395,112       389,975
                                                                                          ===========   ===========   ===========

**Includes deferred fuel cost revenue of $(4,826), $4,813 and $(6,995), respectively.

                                         Year Ended December 31,                                 1994          1993          1992
                                                                                          -----------   -----------   -----------
Operating Revenues
 Gas ($000's)                                                                             $   681,909   $   714,229   $   666,221
 Electric ($000's)                                                                        $   994,492   $   963,643   $   916,135
                                                                                          -----------   -----------   -----------
  Total Operating Revenues ($000's)                                                       $ 1,676,401   $ 1,677,872   $ 1,582,356
Operating Margin ($000's)                                                                 $   993,327   $   985,450   $   927,089
Operating Income ($000's)                                                                 $   261,149   $   262,045   $   246,217
Income Before Extraordinary Items ($000's)                                                $   163,987   $   156,140   $   136,648
Net Income ($000's)                                                                       $   163,987   $   156,140   $   136,648
Shares outstanding at year end                                                             63,905,389    65,828,838    65,758,350
Number of common shareholders                                                                  39,172        41,038        38,097
Earnings (loss) per average common share                                                  $      2.48   $      2.31   $      2.00

Return on average common equity                                                                  14.6%         14.4%         13.1%
Times interest earned (pre-tax)                                                                  3.63          3.63          3.18
Dividends paid per share                                                                  $      1.44   $      1.32   $      1.24
Dividend payout ratio                                                                            58.1%         57.1%         62.0%
Market values during the year:
  High                                                                                    $    33.000   $    34.875   $    26.625
  Low                                                                                     $    26.125   $    26.125   $    22.500
  Close                                                                                   $    29.750   $    32.875   $    26.500
Book value of common shares                                                               $     17.34   $     16.63   $     15.73
Market-to-book ratio at year end                                                                171.6%        197.7%        168.5%

Total Assets ($000's)                                                                     $ 3,944,543   $ 3,912,324   $ 3,807,941
Utility construction expenditures ($000's)a                                               $   200,586   $   180,852   $   172,329
Capitalization:
  Common shareholders' equity ($000's)                                                    $ 1,107,848   $ 1,094,672   $ 1,034,530
  Preferred and preference stock--
    Northern Indiana Public Service Company:
     Series without mandatory redemption provision ($000's)                               $    86,389   $    97,753   $    97,917
     Series with mandatory redemption provisions ($000's)                                 $    66,057   $    68,462   $    70,668
    NIPSCO Industries, Inc.:
     Series with mandatory redemption provision ($000's)                                  $    35,000   $    35,000   $    35,000
 Long-term debt ($000's)                                                                  $ 1,180,338   $ 1,192,500   $ 1,054,454
                                                                                          -----------   -----------   -----------
  Total Capitalization ($000's)                                                           $ 2,475,632   $ 2,488,387   $ 2,292,569
Number of employees                                                                             4,441         4,602         4,648

Notes: /a/ Including AFUDC.
       /b/ Excluding Extraordinary Loss related to Bailly NI Plant Abandonment in 1985.
       /c/ Excluding Carbon County, return would have been 6.1%
       /d/ Excluding Carbon County Coal Settlement and related income taxes.

                                            Year Ended December 31,                 1991          1990          1989          1988
                                                                             -----------   -----------   -----------   -----------
Operating Revenues
 Gas ($000's)                                                                $   601,920   $   625,159   $   677,262   $   620,723
 Electric ($000's)                                                           $   933,241   $   895,836   $   882,303   $   903,461
                                                                             -----------   -----------   -----------   -----------
  Total Operating Revenues ($000's)                                          $ 1,535,161   $ 1,520,995   $ 1,559,565   $ 1,524,184
Operating Margin ($000's)                                                    $   919,951   $   885,262   $   900,035   $   863,213
Operating Income ($000's)                                                    $   254,354   $   247,777   $   252,807   $   257,923
Income Before Extraordinary Items ($000's)                                   $   133,388   $   125,361   $    72,112f  $   103,449
Net Income ($000's)                                                          $   133,388   $   125,361   $    72,112f  $   103,449
Shares outstanding at year end                                                66,671,615    68,874,229    69,369,492    73,310,210
Number of common shareholders                                                     39,346        41,285        43,763        47,324
Earnings (loss) per average common share                                     $      1.94   $      1.81   $      1.00f  $      1.41

Return on average common equity                                                     12.9%         12.7%          7.2%f        10.4%
Times interest earned (pre-tax)                                                     2.93          2.81          2.02f         2.38
Dividends paid per share                                                     $      1.16   $      1.04   $      0.84   $      0.60
Dividend payout ratio                                                               59.8%         57.5%         84.0%f        42.6%
Market values during the year:
  High                                                                       $    27.000   $    19.250   $    19.625   $    14.125
  Low                                                                        $    18.500   $    15.750   $    13.125   $     8.625
  Close                                                                      $    25.750   $    18.875   $    19.375   $    13.875
Book value of common shares                                                  $     15.17   $     14.61   $     13.92   $     14.03
Market-to-book ratio at year end                                                   169.7%        129.2%        139.2%         98.9%

Total Assets ($000's)                                                        $ 3,647,557   $ 3,625,181   $ 3,657,718   $ 3,684,721
Utility construction expenditures ($000's)a                                  $   168,958   $   152,280   $   150,786   $   116,874
Capitalization:
  Common shareholders' equity ($000's)                                       $ 1,011,666   $ 1,005,982   $   965,437   $ 1,028,554
  Preferred and preference stock--
    Northern Indiana Public Service Company:
     Series without mandatory redemption provision ($000's)                  $    98,710   $    99,374   $    99,874   $    99,937
     Series with mandatory redemption provisions ($000's)                    $    53,978   $    59,358   $    66,309   $    75,189
    NIPSCO Industries, Inc.:
     Series with mandatory redemption provision ($000's)                     $    35,000   $    35,000   $        --   $        --
 Long-term debt ($000's)                                                     $ 1,068,708   $ 1,165,682   $ 1,261,760   $ 1,308,303
                                                                             -----------   -----------   -----------   -----------
  Total Capitalization ($000's)                                              $ 2,268,062   $ 2,365,396   $ 2,393,380   $ 2,511,983
Number of employees                                                                4,600         4,547         4,825         4,946

                                            Year Ended December 31,                 1987          1986          1985          1984
                                                                             -----------   -----------   -----------   -----------
Operating Revenues
 Gas ($000's)                                                                $   581,130   $   741,021   $   943,855   $ 1,011,716
 Electric ($000's)                                                           $   870,499   $   885,106   $   964,648   $   989,356
                                                                             -----------   -----------   -----------   -----------
  Total Operating Revenues ($000's)                                          $ 1,451,629   $ 1,626,127   $ 1,908,503   $ 2,001,072
Operating Margin ($000's)                                                    $   777,573   $   756,712   $   803,864   $   854,320
Operating Income ($000's)                                                    $   192,415   $   179,896   $   198,098   $   236,302
Income Before Extraordinary Items ($000's)                                   $    38,876   $   (40,477)  $    79,085   $    89,747
Net Income ($000's)                                                          $    38,876   $   (40,477)  $   (15,758)  $    89,747
Shares outstanding at year end                                                73,243,100    73,170,788    73,045,160    69,516,560
Number of common shareholders                                                     50,074        56,466        74,303        86,298
Earnings (loss) per average common share                                     $      0.53   $     (0.55)e $      1.11b  $      1.32

Return on average common equity                                                      4.1%         (4.2%)c        7.5%b         8.7%
Times interest earned (pre-tax)                                                     1.65          1.96d         2.24          2.50
Dividends paid per share                                                     $      0.15          none   $      1.56   $      1.55
Dividend payout ratio                                                               28.3%           --         140.5%b       117.0%
Market values during the year:
  High                                                                       $     13.00   $     13.50   $    12.875   $    15.125
  Low                                                                        $      8.00   $     9.375   $     8.375   $    11.125
  Close                                                                      $      8.50   $     11.75   $     9.875   $     11.75
Book value of common shares                                                  $     13.13   $     12.90   $     13.46   $     15.03
Market-to-book ratio at year end                                                    64.7%         91.1%         73.4%         78.2%

Total Assets ($000's)                                                        $ 3,821,690   $ 3,944,637   $ 3,833,302   $ 3,786,643
Utility construction expenditures ($000's)a                                  $   156,750   $   197,324   $   279,175   $   285,297
Capitalization:
  Common shareholders' equity ($000's)                                       $   961,562   $   943,933   $   983,127   $ 1,044,555
  Preferred and preference stock--
    Northern Indiana Public Service Company:
     Series without mandatory redemption provision ($000's)                  $   191,392   $   191,392   $   191,392   $   191,392
     Series with mandatory redemption provisions ($000's)                    $   105,395   $   122,122   $   135,350   $   141,500
    NIPSCO Industries, Inc.:
     Series with mandatory redemption provision ($000's)                     $        --   $        --   $        --   $        --
 Long-term debt ($000's)                                                     $ 1,401,326   $ 1,552,324   $ 1,511,215   $ 1,317,948
                                                                             -----------   -----------   -----------   -----------
  Total Capitalization ($000's)                                              $ 2,659,675   $ 2,809,771   $ 2,821,084   $ 2,695,395
Number of employees                                                                5,172         5,695         5,774         5,886

[FN]
e Earnings per share were reduced by $1.39 due to the payment in satisfaction of the Carbon County Coal Company contract litigation.
f Earnings per share were reduced by $0.72 due to the $82.0 million refund, less associated tax benefits of $30.3 million, related to the Bailly N1 generating unit.

                    GRAPHIC MATERIAL CROSS-REFERENCE PAGE


CAPITALIZATION RATIO CHART SHOWS PERCENT OF LONG-TERM DEBT, COMMON SHARE EQUITY AND PREFERRED AND PREFERENCE STOCK FOR YEARS 1985-1994.

COST OF FUEL FOR ELECTRIC GENERATION CHART SHOWS IN MILLS PER KWH THE COST OF FUEL FOR ELECTRIC GENERATION FOR YEARS 1985-1994.

COST OF GAS PURCHASED FOR RESALE CHART SHOWS IN DOLLARS PER DEKATHERM THE COST OF GAS PURCHASED FOR RESALE FOR YEARS 1985-1994.