Form 10-K, Exhibit 13
period 1995-12-31
NIPSCO INDUSTRIES INC
filed 1996-03-28
CIK 823392

1995 FINANCIAL REVIEW
================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

HOLDING COMPANY

NIPSCO Industries, Inc. (Industries) is an Indiana corporation serving as the holding company for a number of subsidiaries, including four regulated companies: Northern Indiana Public Service Company (Northern Indiana), Kokomo Gas and Fuel Company (Kokomo Gas), Northern Indiana Fuel and Light Company, Inc.
(NIFL) and Crossroads Pipeline Company (Crossroads). Northern Indiana is a public utility operating company supplying natural gas and electric energy to the public. Kokomo Gas and NIFL are public utility operating companies supplying natural gas to the public, and Crossroads is an interstate natural gas transmission company.

     Industries' major non-utility subsidiaries include NIPSCO Development Company, Inc. (Development), NIPSCO Energy Services, Inc. (Services), Primary Energy, Inc. (Primary) and NIPSCO Capital Markets, Inc. (Capital Markets).

     Development makes various investments, including real estate and venture capital investments. Services coordinates the energy-related diversification ventures of Industries. Primary arranges energy-related projects with large industrial customers. Capital Markets handles financing for Industries and its subsidiaries other than Northern Indiana.

     The following discussion, except where noted, is attributable to the operations of Northern Indiana, Kokomo Gas, NIFL and Crossroads (Utilities).

NET INCOME

For 1995, net income of Industries increased to $175.5 million, or earnings of $2.72 per average common share, compared to $164.0 million, or earnings of $2.48 per average common share, for 1994. There were approximately 1.5 million fewer average common shares outstanding in 1995 than 1994. In 1993, net income was $156.1 million, or earnings of $2.31 per average common share. See Notes to Consolidated Financial Statements for Segments of Business regarding the revenue and utility operating income derived from the delivery of gas and electricity.

REVENUES

Operating revenues increased $45.9 million, or 2.7%, from 1994. Operating revenues in 1994 decreased $1.5 million, or 0.1%, from 1993.

     During 1995, gas deliveries in dekatherms (dth), which include transportation services, increased 2.9%. Gas sales in 1995 increased 4.2% due to higher sales to residential and commercial customers as a result of colder weather during the fourth quarter of 1995. Gas transportation services increased 2.1% mainly due to increased deliveries by Crossroads. The Utilities had approximately 699,900 gas customers at December 31, 1995. During 1994, gas deliveries increased 5.5% over 1993. Gas sales in 1994 decreased 3.3% due to lower sales to residential and commercial customers due to warmer weather during the fourth quarter of 1994, compared to the fourth quarter of 1993. Gas transportation services increased 11.9% mainly due to increased deliveries to industrial customers and gas volumes transported through Crossroads, which began operations in 1994.

     Gas revenues were $691.4 million in 1995, an increase of $9.5 million from 1994. The increase in gas revenues was mainly due to increased sales to residential and commercial customers as a result of colder weather during the fourth quarter of 1995 and increased gas transition charges partially offset by decreased gas costs. Gas revenues were $681.9 million in 1994, a decrease of $32.3 million from 1993. The decrease in gas revenues was mainly due to decreased sales to residential and commercial customers due to the warmer weather in 1994, and reduced gas costs. The large commercial and industrial customers continued to utilize transportation services provided by the Utilities. Gas transportation customers purchase much of their gas directly from producers and marketers and then pay a transportation fee to have their gas delivered over the Utilities' systems. The Utilities transported 191.6, 188.6 and 167.9 million dth in 1995, 1994 and 1993, respectively.

     In 1995, sales of electricity in kilowatt-hours (kwh) increased 8.9% over 1994, mainly due to higher sales to residential and commercial customers as a result of warmer weather in the third quarter of 1995 and increased sales to wholesale customers. Northern Indiana had approximately 403,900 electric customers at December 31, 1995. In 1994, sales of electricity in kwh increased 2.4% over 1993 mainly due to higher sales to commercial and industrial customers due to increased demands of steel-related customers.

     In 1995, electric revenues were $1.031 billion, an increase of $36.4 million from 1994. The increase in electric revenue was mainly due to higher sales to residential and commercial customers as a result of warmer weather in the third quarter of 1995, and increased sales to wholesale customers, and was

--------------------------------------------------------------------------------
31

1995 FINANCIAL REVIEW
==============================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
------------------------------------------------------------------------------
partially offset by lower fuel costs per kwh and to transitional rate adjustments to industrial customers signing new five-year contracts early in 1995. In 1994, electric revenues were $994.5 million, an increase of $30.8 million from 1993. The increase in electric revenue was mainly due to higher sales to commercial and industrial customers due to increased demands of steel-related customers and higher fuel costs per kwh, which were partially offset by decreased sales to wholesale customers.

     The components of the changes in gas and electric revenues are shown in the following tables:


                                 Year 1995     Year 1994
                                Compared to   Compared to
                                 Year 1994     Year 1993
                                -----------   -----------
                                   (Dollars in millions)
Gas Revenue
Pass through of net changes
  in purchased gas costs,
  gas storage and storage
  transportation costs            $(59.2)       $(25.9)
Take-or-pay costs and
  transition costs                  47.4          12.0
Changes in sales levels             22.4         (21.5)
Gas transported                     (1.1)          3.1
                                  ------        ------
Gas Revenue Change                $  9.5        $(32.3)
                                  ------        ------
Electric Revenue
Pass through of net
  changes in fuel costs           $(14.6)       $  7.6
Changes in sales levels             51.0          23.2
                                  ------        ------
Electric Revenue Change           $ 36.4        $ 30.8
                                  ------        ------
  Total Revenue Change            $ 45.9        $ (1.5)
                                  ======        ======

          See Rate Matters in Notes to Consolidated Financial Statements regarding changes in gas take-or-pay and FERC Order No. 636 transition costs.

          The basic steel industry accounted for 33% of natural gas delivered (including volumes transported) and 36% of electric sales during 1995.

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

GAS COSTS

The Utilities' gas costs decreased $4.3 million (1.0%) in 1995 due to lower gas costs per dth partially offset by increased purchases. The average cost for the Utilities purchased gas in 1995, after adjustment for take-or-pay and transition charges billed to transport customers, was $2.68 per dth as compared to $2.95 per dth in 1994. Gas costs decreased $26.2 million (6.1%) in 1994, due to decreased volumes purchased and lower gas costs per dth. The average cost for the Utilities purchased gas in 1994, after adjustment for take-or-pay and transition charges billed to transport customers, was $2.95 per dth as compared to $3.23 per dth in 1993.

FUEL AND PURCHASED POWER

Cost of fuel for electric generation in 1995 decreased mainly as a result of lower cost for coal and was partially offset by increased production. The average cost per kwh generated decreased 5.7% from 1994 to 15.89 mills. The cost of fuel for electric generation increased in 1994 from 1993 mainly as a result of increased coal costs per kwh generated. The average cost per kwh generated increased 1.2% from 1993 to 16.85 mills.

          Power purchased increased $11.1 million in 1995 as a result of increased bulk power purchases from other utilities due to increased sales. Power purchased increased $14.3 million in 1994 mainly due to purchases required to replace R. M. Schahfer Generating Station Unit 15 generation from February 1 to July 5, 1994, while this unit was down on an extended outage as part of the Powder River Basin coal conversion project.

OPERATING MARGINS

Operating margins increased $43.9 million in 1995 to $1.037 billion. The operating margin from gas deliveries increased $13.8 million in 1995, mainly due to the increased sales to residential and commercial customers, due to colder weather during the fourth quarter of 1995. Operating margins from electric sales increased $30.1 million reflecting increased sales to residential and commercial customers as a result of warmer weather in the third quarter of 1995, and increased sales to wholesale customers, partially offset by transitional rate adjustments to industrial customers. Operating margins increased $7.9 million in 1994 to $993.3 million. The operating margin from gas deliveries decreased $6.1 million in 1994, mainly due to the decreased sales to residential and commercial customers due to warmer weather during the fourth quarter of 1994, partially offset by increased transportation services. Operating margins from electric sales increased $14.0 million reflecting increased sales to commercial and industrial customers due to increased demand partially offset by decreased sales to wholesale customers.

------------------------------------------------------------------------------

1995 FINANCIAL REVIEW
================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

OPERATING EXPENSES AND TAXES

Operating expenses and taxes (except income) in 1995 increased 1.5% from 1994 to $643.8 million and in 1994 increased 1.3% from 1993 to $634.4 million.

          Operation expenses increased $3.2 million in 1995 from 1994 reflecting a December 1995 Indiana Utility Regulatory Commission (Commission) order to refund $3.4 million to electric customers related to a 1992 insurance settlement previously credited to operating and maintenance expenses. Operation expenses increased $3.4 million in 1994 over 1993 mainly due to increased costs of pollution control facilities, environmental costs, and operating costs related to Crossroads.

          Maintenance expenses decreased $1.9 million and $3.4 million in 1995 and 1994, respectively, due to reduced maintenance activities.

          Depreciation and amortization expenses increased $6.9 million and $7.3 million in 1995 and 1994, respectively, mainly due to net plant additions.

          Utility income taxes increased $10.7 million in 1995 mainly due to higher pre-tax operating income. Utility income taxes remained relatively unchanged from 1993 to 1994 consistent with the level of pre-tax income.

          Other Income (Deductions) decreased $6.4 million in 1995 from 1994 reflecting the inclusion in 1994 of a $5.6 million after-tax benefit for the Northern Indiana land donation to the Shafer and Freeman Lakes Environmental Conservation Corporation. The operating results of all non-utility subsidiaries are also included in Other Income (Deductions).

          Interest and other charges increased $5.8 million and decreased $4.5 million in 1995 and 1994, respectively. The 1995 increase reflects increases in short-term borrowing rates and long-term debt outstanding partially offset by reduced dividend requirements on Northern Indiana preferred stock. The 1994 decrease reflects Northern Indiana's continued refinancing to reduce interest rates on long-term debt outstanding.

          See Notes to Consolidated Financial Statements for a discussion of Regulatory Assets, Carrying Charges and Deferred Depreciation, Allowance for Funds Used During Construction, FERC Order No. 636, Income Taxes,
Postretirement Benefits, Postemployment Benefits and Long-Term Incentive Plan.

ENVIRONMENTAL MATTERS

          The Utilities have an ongoing program to remain aware of laws and regulations involved with hazardous waste and other environmental matters. It is the Utilities' intent to continue to evaluate their facilities and properties with respect to these rules and identify any sites that would require corrective action. The Utilities have recorded a reserve of $5.0 million to cover probable corrective actions as of December 31, 1995. However, environmental regulations and remediation techniques are subject to future change. Based upon management's understanding of current laws and regulations, the Utilities believe that any corrective actions required, after consideration of insurance coverages, will not have a significant impact on the financial position or results of operations of Industries.

          Because of major investments made in modern environmental control facilities and the use of low sulfur coal, all of Northern Indiana's electric production facilities now comply with the sulfur dioxide limitations contained in the acid deposition provisions of the Clean Air Act Amendments of 1990
(CAAA). Northern Indiana estimates that total costs of compliance with the CAAA sulfur dioxide regulations will impact electric rates by less than 5% in the future.

          The CAAA contain provisions that could lead to limitations on emissions of nitrogen oxides and hazardous air pollutants, which may require significant capital expenditures for control of these emissions. Northern Indiana is pursuing a nitrogen oxide control program to meet future requirements. Northern Indiana cannot predict the costs of complying with CAAA requirements, but Northern Indiana believes that any such mandated costs would be recoverable through the rate making process.

          The Environmental Protection Agency (EPA) has notified Northern Indiana that it is a "potentially responsible party" (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) and may be required to share in the cost of cleanup of several waste disposal sites identified by the EPA. The sites are in various stages of investigation, analysis and remediation. At each of the sites, Northern Indiana is one of several PRPs, and it is expected that remedial costs, as provided under CERCLA, will be shared among them. At some sites Northern Indiana and/or the other named PRPs are presently working with the EPA to clean up the sites and avoid the imposition of fines or added costs.

          The Utilities have instituted a program to investigate former manufactured gas plants where one of them is the current or former owner. The Utilities have identified twenty-seven of these sites and made visual inspections of these sites. The Utilities have conducted initial samplings at thirteen sites. Follow-up investigations have been conducted at five sites and potential remedial measures are being evaluated. The Utilities will continue their program to assess sites. During the follow-up investigation of the former manufactured gas plant in Elkhart, Indiana, Northern Indiana noted the presence of hydrocarbons in the Elkhart River. Northern Indiana reported this finding to the Indiana Department of

--------------------------------------------------------------------------------
33

1995 FINANCIAL REVIEW
================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

Environmental Management (IDEM) and the EPA. Northern
Indiana has placed the Elkhart site in the IDEM Voluntary Remediation Program
(VRP). The goal of placing the site in the VRP is to obtain IDEM approval of the determination and subsequent implementation of what remedial measures, if any, may be needed.

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

          Northern Indiana and Indiana Gas Company, Inc. (Indiana Gas) have entered into an agreement covering cost sharing and management of investigation and remediation programs at five former manufactured gas plant sites at which both companies or their predecessors were former operators or owners. One of these sites is the Lafayette site which Indiana Gas had previously notified Northern Indiana is being investigated and remediated pursuant to an administrative order with IDEM. Northern Indiana also notified PSI Energy, Inc. that it was a former owner or operator of seven former manufactured gas plants at which Northern Indiana had conducted or was planning investigation or remediation activities.

          The Utilities have met with various companies that provided insurance coverage which the Utilities believe covers costs related to actions taken at former manufactured gas plants. In September 1995, certain insurance companies initiated a suit in Indiana state court against Northern Indiana to deny coverage. Later in September 1995, Northern Indiana filed a more comprehensive suit in Federal Court in Indiana against those insurers and several other insurance companies, seeking coverage for costs associated with several former manufactured gas plant sites. The state court action is stayed pending resolution of the Northern Indiana suit in Federal Court.

          The possibility that exposure to electric and magnetic fields emanating from power lines, household appliances and other electric sources may result in adverse health effects has been the subject of public, governmental and media attention. A considerable amount of scientific research has been conducted on this topic without definitive results. Research is continuing to resolve scientific uncertainties.

LIQUIDITY AND CAPITAL RESOURCES

During the next few years, it is anticipated that the great majority of earnings available for distribution of dividends will depend upon dividends paid to Industries by Northern Indiana. See Notes to Consolidated Financial Statements for a discussion of the Common Share Dividend.

          Construction expenditures by Industries for 1995, 1994 and 1993 were approximately $193 million, $203 million and $181 million, respectively. Industries' total utility plant investment on December 31, 1995, was $5.6 billion.

          During 1995, Industries' non-utility subsidiaries acquired interests in other properties and investments totaling approximately $57 million.

          On March 4, 1994, the Commission authorized Northern Indiana to issue up to $289,275,000 of its Medium-Term Notes, Series D, due from 1 year to 30 years, for purposes of refinancing certain first mortgage bonds and paying short-term debt used to pay at maturity medium-term notes due in January and April, 1994. On May 23, 1994, Northern Indiana exercised its option to redeem all the outstanding First Mortgage Bonds, Series S, Y and AA, aggregating $125.5 million, through the use of working capital and the proceeds of short-term debt. During 1994, $120.0 million of the Medium-Term Notes, Series D, were issued to complete the permanent refinancing of those first mortgage bonds. On June 12, 1995, the remaining $169,275,000 of Medium-Term Notes, Series D, were issued, and part of the proceeds were used to redeem all of the outstanding First Mortgage Bonds, Series U and Z, aggregating $94.8 million on July 3, 1995.

          On August 25, 1994, Jasper County, Indiana issued Pollution Control Refunding Revenue Bonds, Series 1994 (Northern Indiana Public Service Company Project) (the Series 1994 Bonds), including $10 million of Series 1994A Bonds, due August 1, 2010; $18 million of Series 1994B Bonds, due June 1, 2013; and $41 million of Series 1994C Bonds, due April 1, 2019. The proceeds of these issuances were loaned to Northern Indiana under similar terms. The initial interest rate on Series 1994 Bonds was 3.10%, which resets daily. The proceeds of the Series 1994A and Series 1994C were used to retire on October 15, 1994, $10 million of Series MM First Mortgage Bonds, 7-1/2%, due October 15, 2004, and $41 million of Series LL First Mortgage Bonds, 7-1/2%, due October 15, 2014.
The proceeds of the Series 1994B Bonds were used to retire the $18 million Series 1978 Note, 6.70%, due November 1, 2008, on August 25, 1994. The Series 1994 Bonds are secured by Letters of Credit from Union Bank of Switzerland.

          Capital Markets has a $150 million revolving Credit Agreement which terminates August 19, 1998, unless extended by its terms. This facility provides short-term financing flexibility to Industries and also serves as the back-up instrument for a commercial paper program. As of

--------------------------------------------------------------------------------

1995 FINANCIAL REVIEW
================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

December 31, 1995, there were no borrowings outstanding under this agreement.

          Capital Markets also has $105 million of money market lines of credit. As of December 31, 1995, $17.4 million of borrowings were outstanding under these lines of credit.

          As of December 31, 1995, Capital Markets had $76.7 million in commercial paper outstanding, having a weighted average interest rate of 6.08%.

          On January 12, 1996, Industries redeemed all 350,000 shares of its 8.75% Preferred Shares, pursuant to mandatory redemption provisions, for $100 per share plus accrued dividends. The redemption was accomplished through the use of short-term debt issued by Capital Markets. Capital Markets expects to refinance the short-term debt through an issue of long-term debt during the first quarter of 1996.

          The obligations of Capital Markets are subject to a Support Agreement between Industries and Capital Markets, under which Industries has committed to make payments of interest and principal on Capital Markets' securities in the event of a failure to pay by Capital Markets. Restrictions in the Support Agreement prohibit recourse on the part of Capital Markets' investors against the stock and assets of Northern Indiana. Under the terms of the Support Agreement, in addition to the cash flow of cash dividends paid to Industries by any of its consolidated subsidiaries, the assets of Industries, other than the stock and assets of Northern Indiana, are available as recourse to holders of Capital Markets' securities. The carrying value of those assets other than Northern Indiana, reflected in the consolidated financial statements of Industries, is approximately $393.3 million at December 31, 1995.

          Cash flow from operations has provided sufficient liquidity to meet current operating requirements. Because of the seasonal nature of the utility business and the construction program, Northern Indiana makes use of commercial paper intermittently as short-term financing. As of December 31, 1995, Northern Indiana had $44.8 million in commercial paper outstanding, having a weighted average interest rate of 6.01%.

          Northern Indiana has a $250 million revolving Credit Agreement with several banks which terminates August 19, 1998, unless extended by its terms. As of December 31, 1995, there were no borrowings outstanding under this agreement. In addition, Northern Indiana has $14.2 million in lines of credit which run to May 31, 1996. The credit pricing of each of the lines varies from either the lending banks' commercial prime or market rates. Northern Indiana has agreed to compensate the participating banks with arrangements that vary from no commitment fee to a combination of fees which are mutually satisfactory to both parties. As of December 31, 1995, there were no borrowings under these lines of credit. The Credit Agreement and lines of credit are also available to support the issuances of commercial paper.

          Northern Indiana also has $268.5 million of money market lines of credit. As of December 31, 1995, $118.8 million of borrowings were outstanding under these lines of credit.

          Northern Indiana has a $50 million uncommitted finance facility. At December 31, 1995, there were no borrowings outstanding under this facility.

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

COMPETITION

The Energy Policy Act of 1992 (Energy Act) allows FERC to order electric utilities to grant access to transmission systems by third party power producers. The Energy Act specifically prohibits federally mandated wheeling of power for retail customers. That authority lies with the individual states, several of which are considering opening the transmission network to retail customers. The Energy Act will stimulate greater competition in the wholesale electric markets. This competition will create opportunities to compete for new customers and revenues, as well as increase the risk of the loss of customers. Although wholesale customers represent a relatively small portion of Northern Indiana's sales, Northern Indiana will continue its efforts to retain and add customers by offering competitive rates. Competitive forces have also begun to influence retail pricing in the industry. In some instances, industrial customers, threatening to pursue cogeneration, self-generation, retail wheeling or relocation to other service territories, have obtained price concessions from utilities.

          Operating in a competitive environment will place added pressures on utility profit margins and credit quality. Increasing competition in the electric utility industry has already led the credit rating agencies to apply more stringent guidelines in making credit rating determinations.

          Industries' management has taken steps to make the company more competitive and profitable in the changing utility environment, including partnering on energy projects with major industrial customers and conversions of some of its generating units to allow use of lower cost low sulfur coal.

--------------------------------------------------------------------------------

1995 FINANCIAL REVIEW
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONCLUDED)
--------------------------------------------------------------------------------

          FERC Order No. 636, effective in late 1993, shifted primary responsibility for gas acquisition, transportation and peak days' supply from pipelines to local gas distribution companies, such as the Utilities. Although pipelines continue to transport gas, they no longer provide sales service. The Utilities believe they have taken appropriate steps to ensure the continued acquisition of adequate gas supplies at reasonable prices.

          The mix of gas revenues from retail sales, interruptible retail sales, firm transportation service and interruptible transportation services has changed significantly over the past several years. The deregulation of the gas industry, since the mid-1980s, allows large industrial and commercial customers to purchase their gas supplies directly from producers and use the Utilities' facilities to transport the gas. Transportation customers pay the Utilities only for transporting their gas from the pipeline to the customers' premises.

          Northern Indiana filed an Alternative Regulatory Plan (ARP) with the Commission on November 29, 1995. The purpose of the ARP is to create a business and regulatory environment and structure which will permit increased choice for gas customers, competition among suppliers and improved natural gas service. In its petition, Northern Indiana stated it would propose to implement new rates and services that would include, but not be limited to, further unbundling of services for additional customer classes which would include increased customer choice for sources of natural gas supply, negotiated services and prices, and incentive gas storage cost mechanisms.

          To date, the Utilities' system has not been materially affected by competition, and management does not foresee substantial adverse effects in the near future, unless the current regulatory structure is substantially altered. The Utilities believe the steps they are taking to deal with increased competition will have significant, positive effects in the next few years.


                         (Selected Statistical Charts)

                         (Capitalization Ratios Chart)

                          COMMON      PREFERRED AND
          LONG-TERM        SHARE        PREFERENCE
YEAR         DEBT         EQUITY          STOCK           TOTAL
----      ---------       ------      -------------      -------
1986        55.3%          33.6%          11.1%           100.0%
1987        52.7%          36.1%          11.2%           100.0%
1988        52.0%          41.0%           7.0%           100.0%
1989        52.3%          40.8%           6.9%           100.0%
1990        49.2%          42.6%           8.2%           100.0%
1991        47.1%          44.6%           8.3%           100.0%
1992        46.0%          45.1%           8.9%           100.0%
1993        47.9%          44.0%           8.1%           100.0%
1994        47.7%          44.7%           7.6%           100.0%
1995        47.4%          45.3%           7.3%           100.0%

                  Cost of Fuel for Electric Generation Chart
                                (Mills per Kwh)

                     YEAR        (MILLS PER KWH)
                     ----        ---------------
                     1986             23.92
                     1987             21.02
                     1988             19.09
                     1989             18.01
                     1990             18.13
                     1991             17.86
                     1992             16.82
                     1993             16.65
                     1994             16.85
                     1995             15.89

                    Cost of Gas Purchased for Resale Chart
                            (Dollars per dekatherm)

                                    DOLLARS
                     YEAR        PER DEKATHERM
                     ----        -------------
                     1986            3.20
                     1987            2.94
                     1988            3.03
                     1989            3.21
                     1990            3.40
                     1991            3.16
                     1992            3.31
                     1993            3.27
                     1994            3.03
                     1995            3.00

CONSOLIDATED STATEMENT OF INCOME
================================================================================

                     Year Ended December 31,         1995          1994         1993
------------------------------------------------------------   -----------   -----------
                                                          (Dollars in thousands)
Operating Revenues:
  Gas...........................................   $   691,402   $   681,909   $   714,229
  Electric......................................     1,030,923       994,492       963,643
                                                   -----------   -----------   -----------
                                                     1,722,325     1,676,401     1,677,872
                                                   -----------   -----------   -----------
Cost of Energy:
  Gas costs.....................................       399,113       403,437       429,645
  Fuel for electric generation..................       242,337       247,134       244,552
  Power purchased...............................        43,681        32,503        18,225
                                                   -----------   -----------   -----------
                                                       685,131       683,074       692,422
                                                   -----------   -----------   -----------
Operating Margin................................     1,037,194       993,327       985,450
                                                   -----------   -----------   -----------
Operating Expenses and Taxes (except income):
  Operation.....................................       290,951       287,766       284,406
  Maintenance...................................        78,293        80,170        83,548
  Depreciation and amortization.................       201,137       194,283       187,000
  Taxes (except income).........................        73,452        72,227        71,621
                                                   -----------   -----------   -----------
                                                       643,833       634,446       626,575
                                                   -----------   -----------   -----------
Operating Income Before Utility Income Taxes....       393,361       358,881       358,875
                                                   -----------   -----------   -----------
Utility Income Taxes............................       108,449        97,732        96,830
                                                   -----------   -----------   -----------
Operating Income................................       284,912       261,149       262,045
                                                   -----------   -----------   -----------
Other Income (Deductions).......................        (4,241)        2,216        (2,070)
                                                   -----------   -----------   -----------
Interest and Other Charges:
  Interest on long-term debt....................        82,655        78,292        82,121
  Other interest................................        12,781        11,650         9,238
  Allowance for borrowed funds used during
    construction and carrying charges...........        (3,678)       (4,374)       (1,447)
  Amortization of premium, reacquisition
    premium, discount and expense on debt, net..         4,402         3,897         3,582
  Dividend requirements on preferred stocks of
    subsidiary..................................         9,046         9,913        10,341
                                                   -----------   -----------   -----------
                                                       105,206        99,378       103,835
                                                   -----------   -----------   -----------

Net Income......................................       175,465       163,987       156,140

Dividend requirements on preferred shares.......         3,063         3,063         3,063
                                                   -----------   -----------   -----------
Balance available for common shareholders.......   $   172,402   $   160,924   $   153,077
                                                   ===========   ===========   ===========
Average common shares outstanding...............    63,281,177    64,820,039    66,136,396
Earnings per average common share...............         $2.72         $2.48         $2.31
                                                   ===========   ===========   ===========
Dividends declared per common share.............         $1.59         $1.47         $1.35
                                                   ===========   ===========   ===========


The accompanying notes to consolidated financial statements are an integral part of this statement.


--------------------------------------------------------------------------------
37


CONSOLIDATED BALANCE SHEET
=======================================================================================================

                                                                  December 31,        1995         1994
------------------------------------------------------------------------------------------   ----------
ASSETS                                                                           (Dollars in thousands)
Utility Plant, at original cost (including construction work in progress of $145,129 and $221,830, respectively):
    Electric.................................................................   $3,935,103   $3,858,118
    Gas......................................................................    1,301,687    1,258,801
    Common...................................................................      350,168      316,120
                                                                                ----------   ----------
                                                                                 5,586,958    5,433,039
    Less--Accumulated provision for depreciation and amortization............    2,373,694    2,202,082
                                                                                ----------   ----------
     Total utility plant.....................................................    3,213,264    3,230,957
                                                                                ----------   ----------


Other Property and Investments:
  Other property, at cost, less accumulated provision for depreciation.......      136,006      126,632
  Investments, at equity.....................................................       47,565       27,023
  Investments, at cost.......................................................       22,899       11,322
  Other investments..........................................................       17,315       13,328
                                                                                ----------   ----------
     Total other property and investments....................................      223,785      178,305
                                                                                ----------   ----------


Current Assets:
  Cash and cash equivalents..................................................       28,496       40,441
  Accounts receivable, less reserve of $7,264 and $4,899, respectively.......      120,404       86,299
  Fuel adjustment clause.....................................................       10,301        1,614
  Gas cost adjustment clause.................................................        1,423       25,972
  Materials and supplies, at average cost....................................       65,044       65,430
  Electric production fuel, at average cost..................................       14,258       18,347
  Natural gas in storage.....................................................       60,884       77,794
  Prepayments and other......................................................       15,771       11,081
                                                                                ----------   ----------
     Total current assets....................................................      316,581      326,978
                                                                                ----------   ----------


Other Assets:
  Regulatory assets..........................................................      212,491      195,449
  Deferred charges and other non-current assets..............................       33,399       15,449
                                                                                ----------   ----------
     Total other assets......................................................      245,890      210,898
                                                                                ----------   ----------
                                                                                $3,999,520   $3,947,138
                                                                                ==========   ==========

The accompanying notes to consolidated financial statements are an integral part of this statement.
--------------------------------------------------------------------------------

 CONSOLIDATED BALANCE SHEET
============================================================================================

                                                 December 31,            1995           1994
------------------------------------------------------------------------------     ---------
CAPITALIZATION AND LIABILITIES                                       (Dollars in thousands)

Capitalization (see page 40):
  Common shareholders' equity (see page 43)................         $1,122,215    $1,107,848
  Preferred stocks--
    Northern Indiana Public Service Company:
      Series without mandatory redemption provisions.......             81,325        86,389
      Series with mandatory redemption provisions..........             63,651        66,057
    NIPSCO Industries, Inc.:
      Series with mandatory redemption provisions..........             35,000        35,000
  Long-term debt, excluding amounts due within one year....          1,175,728     1,180,338
                                                                   -----------   -----------
       Total capitalization................................          2,477,919     2,475,632
                                                                   -----------   -----------
Current Liabilities:
  Obligations due within one year--
    Northern Indiana Public Service Company:
      Commercial paper.....................................             44,800       156,500
      First Mortgage Bonds--
       Series N, 4-5/8%  due May 15, 1995..................                 --        22,436
      Medium-term notes--
        Issued at interest rates of 6.14% and
         6.19% with a weighted average interest
          rate of 6.17% and maturities of July 25,
          1996 and July 26, 1996...........................             80,000            --
      Notes payable--
        Issued at interest rates between 5.91% and
         6.15% with a weighted average interest
         rate of 5.99% and various maturities between
         January 2, 1996 and February 9, 1996..............            118,800        92,700
    NIPSCO Capital Markets, Inc.:
      Commercial paper.....................................             76,700        49,600
      Notes payable--5.98%--due January 19, 1996...........             17,400        12,700
      Medium-term notes--9.95%--due June 10, 1996..........              7,500            --

    Lake Erie Land Company:
      Notes payable........................................              4,200           128
    Elm Energy and Recycling (UK), Ltd.:
      Term loan facility...................................              4,554         3,262
      Standby loan facility................................              1,732            --
    NDC Douglas Properties, Inc.:
      Notes payable........................................              1,840         1,013
                                                                   -----------   -----------
                                                                       357,526       338,339
                                                                   -----------   -----------
  Other current liabilities--
      Accounts payable.....................................            151,691       158,712
      Sinking funds due within one year....................              2,621         2,578
      Dividends declared on common and preferred stocks....             28,179        27,077
      Customer deposits....................................             11,361         9,291
      Taxes accrued........................................             28,952        43,625
      Interest accrued.....................................              8,439        10,561
      Accrued employment costs.............................             46,695        43,811
      Other................................................             33,753        11,030
                                                                   -----------   -----------
                                                                       311,691       306,685
                                                                   -----------   -----------
       Total current liabilities...........................            669,217       645,024
                                                                   -----------   -----------
Other:
    Deferred income taxes..................................            596,940       581,866
    Deferred investment tax credits, being amortized
     over life of related property.........................            115,666       123,181
    Deferred credits.......................................             45,126        43,621
    Accrued liability for postretirement benefits..........             75,012        48,548
    Regulatory income tax liability........................              9,845        18,599
    Other noncurrent liabilities...........................              9,795        10,667
                                                                   -----------   -----------
       Total other.........................................            852,384       826,482
                                                                   -----------   -----------
Commitments and Contingencies (see notes)
                                                                    $3,999,520    $3,947,138
                                                                    ==========    ==========
--------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CAPITALIZATION
================================================================================

                                                           December 31,        1995                 1994
-----------------------------------------------------------------------  ----------           ----------
                                                                                 (Dollars in thousands)
Common shareholders' equity (see page 43)............................... $1,122,215    45.3%  $1,107,848   44.7%
                                                                         ----------           ----------
Preferred Stocks, which are redeemable solely at
  option of issuer:
   Northern Indiana Public Service Company--
       Cumulative preferred stock--$100 par value--
           4-1/4% series--209,190 and 211,266
             shares outstanding, respectively...........................     20,919               21,127
           4-1/2% series--79,996 shares outstanding.....................      8,000                8,000
           4.22% series--106,198 and 106,200
             shares outstanding, respectively...........................     10,620               10,620
           4.88% series--100,000 shares outstanding.....................     10,000               10,000
           7.44% series--41,890 and 41,900
             shares outstanding, respectively...........................      4,189                4,190
           7.50% series--34,842 shares outstanding......................      3,484                3,484
           Premium on preferred stock...................................        254                  254
       Cumulative preferred stock--no par value--
           Adjustable Rate (6.00% at December 31, 1995)--
             Series A (stated value--$50 per share), 477,185
             and 574,285 shares outstanding, respectively...............     23,859               28,714
                                                                         ----------           ----------
                                                                             81,325     3.3%      86,389    3.5%
                                                                         ----------           ----------

Redeemable Preferred Stocks, subject to mandatory redemption requirements or whose redemption is outside the control of issuer:
       Northern Indiana Public Service Company--
           Cumulative preferred stock--$100 par value--
             8.85% series--87,500 and 100,000 shares
             outstanding, respectively..................................      8,750               10,000
             7-3/4% series--50,014 and 55,568 shares
             outstanding, respectively..................................      5,001                5,557
             8.35% series--69,000 and 75,000 shares
             outstanding, respectively..................................      6,900                7,500
           Cumulative preferred stock--no par value--
             6.50% series--430,000 shares outstanding...................     43,000               43,000
                                                                         ----------           ----------
                                                                             63,651     2.6%      66,057    2.7%
                                                                         ----------           ----------
        NIPSCO Industries, Inc.--
           Cumulative preferred shares--without par value--
             8.75% series (stated value--$100 per share),
             350,000 shares outstanding.................................     35,000     1.4%      35,000    1.4%
                                                                         ----------           ----------
 Long-term debt (see page 41)...........................................  1,175,728    47.4%   1,180,338   47.7%
                                                                         ----------  ------   ----------  -----

             Total capitalization....................................... $2,477,919   100.0%  $2,475,632  100.0%
                                                                         ==========  ======   ==========  =====

The accompanying notes to consolidated financial statements are an integral part of this statement.

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF LONG-TERM DEBT
================================================================================


                                                                    December 31,        1995          1994
--------------------------------------------------------------------------------------------    ----------
Northern Indiana Public Service Company                                            (Dollars in thousands)
  First mortgage bonds--
    Series O,   6-3/8% due September 1, 1997....................................  $   25,747    $   25,747
    Series P,   6-7/8% due October 1, 1998......................................      14,509        14,509
    Series T,   7-1/2% due April 1, 2002........................................      40,500        40,543
    Series U,   8-1/8% due July 15, 2003........................................         --         55,239
    Series Z,   8-1/8% due August 15, 2007......................................         --         39,569
    Series NN,  7.10% due July 1, 2017..........................................      55,000        55,000
                                                                                  ----------    ----------
        Total...................................................................     135,756       230,607
                                                                                  ----------    ----------

Pollution control notes and bonds--
  Series A note--City of Michigan City--5.70% due October 1, 2003...............      20,000        20,750
  Series 1988 bonds--Jasper County--Series A, B and C
    3.70% weighted average at December 31, 1995, due  November 1, 2016..........     130,000       130,000
  Series 1988 bonds--Jasper County--Series D
    3.76% weighted average at December 31, 1995, due November 1, 2007...........      24,000        24,000
  Series 1994 Bonds--Jasper County--Series A
    5.90% at December 31, 1995, due August 1, 2010..............................      10,000        10,000
  Series 1994 bonds--Jasper County--Series B
    5.90% at December 31, 1995, due June 1, 2013................................      18,000        18,000
  Series 1994 bonds--Jasper County--Series C
    5.90% at December 31, 1995, due April 1, 2019...............................      41,000        41,000
                                                                                  ----------    ----------
        Total...................................................................     243,000       243,750
                                                                                  ----------    ----------

Medium-term notes--
  Issued at interest rates between 5.83% and 7.64%, with a weighted average interest rate of 6.82% and various maturities between July 25, 1997
    and January 19, 2024........................................................     684,025       594,750
                                                                                  ----------    ----------
Unamortized premium and discount on long-term debt, net.........................      (4,040)       (3,756)
                                                                                  ----------    ----------
        Total long-term debt of Northern Indiana Public Service Company.........   1,058,741     1,065,351
                                                                                  ----------    ----------
NIPSCO Capital Markets, Inc.:
  Medium-term note--9.95%--due June 10, 1996....................................         --          7,500
  Unamortized discount..........................................................         --             (9)
  Zero Coupon Notes--7.57%, $72,500 at maturity, due December 1, 1997...........      62,875        58,373
                                                                                  ----------    ----------
        Total long-term debt of NIPSCO Capital Markets, Inc.....................      62,875        65,864
                                                                                  ----------    ----------

NIPSCO Development Company, Inc.:
  Lake Erie Land Company--Notes Payable--
    Interest rates between 8.00% and 8.50% with a weighted average interest rate of 8.39% and various maturities between May 23, 1997
      and June 30, 1998.........................................................         389         3,155
  Elm Energy and Recycling (UK), Ltd. Term Loan Facility--
    Weighted average interest rate of 8.21% at December 31, 1995,
      due December 31, 2004.....................................................      34,516        34,606
  Metals Technology Corporation--Notes Payable--
    Mortgage note, 9.00%--due September 25, 2005................................         --             98
  NDC Douglas Properties, Inc.--Notes Payable--
    Interest rates of 6.72% and 7.94% with a weighted average interest rate of
      7.72% and maturities through January 1, 2006..............................      19,207        11,264
                                                                                  ----------    ----------
        Total long-term debt of NIPSCO Development Company, Inc.................      54,112        49,123
                                                                                  ----------    ----------
        Total long-term debt, excluding amounts due in one year.................  $1,175,728    $1,180,338
                                                                                  ==========    ==========

The accompanying notes to consolidated financial statements are an integral part of this statement.

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS
================================================================================

                                           Year Ended December 31,          1995            1994            1993
--------------------------------------------------------------------------------     -----------     -----------
                                                                                (Dollars in thousands)
Cash flows from operating activities:
   Net income.....................................................   $   175,465     $   163,987     $   156,140
Adjustments to reconcile net income to net cash:
   Depreciation and amortization..................................       201,137         194,283         187,000
   Deferred federal and state operating income taxes, net.........        (2,681)        (11,488)          2,122
   Deferred investment tax credits, net...........................        (7,515)         (6,499)         (7,446)
   Change in certain assets and liabilities*--
       Accounts receivable, net...................................       (34,105)         28,830         (12,255)
       Electric production fuel...................................         4,089           3,186          20,412
       Materials and supplies.....................................           386             723           7,344
       Natural gas in storage.....................................        16,910         (14,924)        (24,685)
       Accounts payable...........................................        (7,021)        (34,080)         23,507
       Taxes accrued..............................................        (9,202)        (18,904)            541
       Fuel adjustment clause.....................................        (8,687)          4,826          (2,105)
       Gas cost adjustment clause.................................        24,549           9,687          10,641
       Accrued employment costs...................................         2,884           3,433          10,256
   Other, net.....................................................        35,283          13,332           1,206
                                                                     -----------     -----------     -----------
         Net cash provided by operating activities................       391,492         336,392         372,678
                                                                     -----------     -----------     -----------
Cash flows provided by (used in) investing activities:
   Utility construction expenditures..............................      (189,754)       (200,586)       (180,852)
   Acquisition and construction expenditures related to
     Crossroads Pipeline Company..................................        (3,212)         (1,959)        (24,361)
   Purchase of Northern Indiana Fuel and Light Company, Inc.,
     net of cash acquired.........................................            --              --         (30,137)
   Return of capital from equity investments......................            --           8,000          32,435
   Other, net.....................................................       (51,749)        (19,567)        (53,061)
                                                                     -----------     -----------     -----------
         Net cash used in investing activities....................      (244,715)       (214,112)       (255,976)
                                                                     -----------     -----------     -----------

Cash flows provided by (used in) financing activities:
   Issuance of long-term debt.....................................       179,555         222,575         468,269
   Issuance of short-term debt....................................     1,290,973       1,020,777       1,254,507
   Net change in commercial paper.................................       (84,600)        131,205          (1,605)
   Retirement of long-term debt...................................      (122,105)       (218,572)       (377,069)
   Retirement of short-term debt..................................    (1,252,250)     (1,090,390)     (1,388,208)
   Retirement of preferred stock..................................        (7,095)        (10,195)         (2,170)
   Issuance of common shares......................................         7,389           2,060          36,364
   Acquisition of treasury shares.................................       (69,183)        (58,717)        (40,730)
   Cash dividends paid on common shares...........................       (99,043)        (93,578)        (88,214)
   Cash dividends paid on preferred shares........................        (3,063)         (3,063)         (3,063)
   Other, net.....................................................           700             (81)              -
                                                                     -----------     -----------     -----------
     Net cash used in financing activities........................      (158,722)        (97,979)       (141,919)
                                                                     -----------     -----------     -----------
Net increase (decrease) in cash and cash equivalents..............       (11,945)         24,301         (25,217)
Cash and cash equivalents at beginning of period..................        40,441          16,140          41,357
                                                                     -----------     -----------     -----------
Cash and cash equivalents at end of period........................   $    28,496     $    40,441     $    16,140
                                                                     ===========     ===========     ===========

*Net of effects from purchase of Northern Indiana Fuel and Light Company, Inc.

 The accompanying notes to consolidated financial statements are an integral part of this statement.

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY
================================================================================

                                                       Dollars in Thousands                                          Shares
                                       --------------------------------------------------------------------  ----------------------
                                                           Additional                     Currency
                                                    Common  Paid-In  Retained   Treasury Translation           Common    Treasury
                                         Total      Shares  Capital  Earnings    Shares   Adjustment Other     Shares     Shares
                                       ==========  ======== =======  =========  =========  =======  =======  ========== ===========
Balance, January 1, 1993.............  $1,034,530  $870,930 $20,775  $ 317,195  $(168,990) $(2,346) $(3,034) 73,892,109  (8,133,759)
                                       ----------  -------- -------  ---------  ---------  -------  -------  ---------- -----------

Net income...........................     156,140                      156,140
Dividends:
  Preferred shares...................      (3,063)                      (3,063)
  Common shares......................     (89,384)                     (89,384)
Treasury shares acquired.............     (40,730)                                (40,730)                               (1,325,085)
Issued:
  Employee stock purchase plan.......         433               138                   295                                    18,561
  Long-term incentive plan...........       5,666                63                 5,696               (93)                264,150
  NIFL acquisition...................      30,172             6,655                23,517                                 1,112,862
Amortization of unearned
 compensation........................       1,443                                                     1,443
Other................................        (535)                                            (535)
                                       ----------  -------- -------  ---------  ---------  -------  -------  ---------- -----------
Balance, December 31, 1993...........  $1,094,672  $870,930 $27,631  $ 380,888  $(180,212) $(2,881) $(1,684) 73,892,109  (8,063,271)
                                       ----------  -------- -------  ---------  ---------  -------  -------  ---------- -----------

Net income...........................     163,987                      163,987
Dividends:
  Preferred shares...................      (3,063)                      (3,063)
  Common shares......................     (94,803)                     (94,803)
Treasury shares acquired.............     (58,717)                                (58,717)                               (2,002,586)
Issued:
  Employee stock purchase plan.......         598               293                   305                                    19,248
  Long-term incentive plan...........       1,449                31                 1,431               (13)                 59,889
Amortization of unearned
 compensation........................         727                                                       727
Other................................       2,998             1,702        (81)              1,377
                                       ----------  -------- -------  ---------  ---------  -------  -------  ---------- -----------
Balance, December 31, 1994...........  $1,107,848  $870,930 $29,657  $ 446,928  $(237,193) $(1,504) $  (970) 73,892,109  (9,986,720)
                                       ----------  -------- -------  ---------  ---------  -------  -------  ---------- -----------

Net income...........................     175,465                      175,465
Dividends:
  Preferred shares...................      (3,063)                      (3,063)
  Common shares......................    (100,232)                    (100,232)
Treasury shares acquired.............     (69,183)                                (69,183)                               (2,057,665)
Issued:
  Employee stock purchase plan.......         604               301                   303                                    19,022
  Long-term incentive plan...........       6,785             1,656                12,850            (7,721)                512,850
Unrealized gain on available
  for sale securities................       1,669                                                     1,669
Amortization of unearned
 compensation........................       2,413                                                     2,413
Other................................         (91)              596       (261)               (426)
                                       ----------  -------- -------  ---------  ---------  -------  -------  ---------- -----------
Balance, December 31, 1995...........  $1,122,215  $870,930 $32,210  $ 518,837  $(293,223) $(1,930) $(4,609) 73,892,109 (11,512,513)
                                       ==========  ======== =======  =========  =========  =======  =======  ========== ===========


--------------------------------------------------------------------------------
43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

--------------------------------------------------------------------------------
HOLDING COMPANY STRUCTURE

NIPSCO Industries, Inc. (Industries) is an Indiana corporation serving as the holding company for a number of subsidiaries, including four regulated companies: Northern Indiana Public Service Company (Northern Indiana), Kokomo Gas and Fuel Company (Kokomo Gas), Northern Indiana Fuel and Light Company, Inc.
(NIFL) and Crossroads Pipeline Company (Crossroads). Northern Indiana is a public utility operating company supplying natural gas and electric energy to the public. Kokomo Gas and NIFL are public utility operating companies supplying natural gas to the public, and Crossroads is an interstate natural gas transmission company.

          Industries' major non-utility subsidiaries include NIPSCO Development Company, Inc. (Development), NIPSCO Energy Services, Inc. (Services), Primary Energy, Inc. (Primary) and NIPSCO Capital Markets, Inc. (Capital Markets).

          Development makes various investments, including real estate and venture capital investments. Services coordinates the energy-related diversification ventures of Industries. Primary arranges energy-related projects with large industrial customers. Capital Markets handles financing for Industries and its subsidiaries other than Northern Indiana.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Industries, its regulated subsidiaries Northern Indiana, Kokomo Gas, NIFL and Crossroads (Utilities), and all non-utility subsidiaries. Investments for which Industries has at least a 20% interest and certain joint ventures are accounted for under the equity method of accounting. Investments with less than a 20% interest are accounted for under the cost method of accounting. The operating results of the non-utility subsidiaries are included under the caption "Other Income (Deductions)" in the Consolidated Statement of Income. Interest on long-term debt, other interest, and amortization of debt discount and expense are reflected as a component of "Interest and Other Charges." All significant intercompany items have been eliminated in consolidation.

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications were made to conform the prior years' financial statements to the current presentation.

OPERATING REVENUES

Revenues are recorded based on estimated service rendered but are billed to customers monthly on a cycle basis.

DEPRECIATION AND MAINTENANCE

Northern Indiana provides depreciation on a straight-line method over the remaining service lives of the electric, gas and common properties. The provisions as a percentage of the cost of depreciable utility plant were approximately 4.1% for year 1995, and 4.0% for years 1994 and 1993. The depreciation rates for electric and gas properties were 3.55% and 4.92%, respectively.

          Kokomo Gas provides depreciation on the original cost of utility plant in service using straight-line rates that averaged approximately 3.0% for the years 1995, 1994 and 1993.

          NIFL provides depreciation on the original cost of utility plant in service using straight-line rates that averaged approximately 2.75% for the years 1995, 1994 and 1993.

          Crossroads provides depreciation on the original cost of utility plant in service using straight-line rates that averaged approximately 2.5% for the years 1995 and 1994.

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

PLANT ACQUISITION ADJUSTMENTS

Industries' cost in excess of the underlying book values of the acquired NIFL and Kokomo Gas subsidiaries have been recorded as plant acquisition adjustments, which are being amortized over 40-year periods from their respective dates of acquisition.

COAL RESERVES

Northern Indiana has a long-term mining contract to mine its coal reserves through the year 2001. The costs of these reserves are being recovered through the rate making process as such coal reserves are used to produce electricity.

OIL AND NATURAL GAS ACCOUNTING

NIPSCO Fuel Company, Inc., a wholly-owned subsidiary of Services, uses the full-cost method of accounting for its oil and natural gas production activities. Under this method all costs incurred in the acquisition, exploration and development of oil and natural gas properties are capitalized and amortized on the units-of-production basis.

POWER PURCHASED

Power purchases and net interchange power with other electric utilities under interconnection agreements are included in Cost of Energy under the caption "Power purchased."

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

Continued
--------------------------------------------------------------------------------

ACCOUNTS RECEIVABLE

At December 31, 1995, Northern Indiana had sold $100 million of its accounts receivable under a sales agreement which expires May 31, 1997.

STATEMENT OF CASH FLOWS

For the purposes of the Consolidated Statement of Cash Flows, Industries considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

          Cash paid during the periods reported for income taxes and interest was as follows:


                                             1995     1994      1993
-------------------------------------------------  --------  -------
                                            (Dollars in thousands)
Income taxes............................ $117,940  $121,485  $93,155
Interest, net of amounts capitalized.... $ 89,321  $ 82,738  $88,353

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

GAS COST ADJUSTMENT CLAUSE

All metered gas rates contain an adjustment factor which reflects the cost of purchased gas, contracted gas storage and storage transportation charges. The Utilities record any under or overrecovery as a current asset or current liability until such time as it is billed or refunded to their customers. The gas cost adjustment factor for Northern Indiana is subject to a quarterly hearing by the Commission and remains in effect for a three-month period. The gas cost adjustment factors for Kokomo Gas and NIFL are subject to semi-annual hearings by the Commission and remain in effect for a six-month period. If the statutory requirement relating to the level of return is satisfied, any under or overrecovery caused by variances between estimated and actual cost in a given three or six month period will be included in a future filing. See Rate Matters (Take-or-Pay Pipeline Gas Costs) and (FERC Order No. 636) for a discussion of take-or-pay charges and gas transition cost charges.

NATURAL GAS IN STORAGE

Northern Indiana's natural gas in storage is valued using the last-in, first-out
(LIFO) inventory methodology. Based on the average cost of gas purchased in December, 1995, and 1994, the estimated replacement cost of gas in storage (current and non-current) at December 31, 1995, and 1994, exceeded the stated LIFO cost by approximately $30 million and $38 million, respectively. Certain other subsidiaries of Industries have natural gas in storage valued at average cost.

HEDGING ACTIVITIES

Industries' non-regulated gas subsidiaries use commodity futures contracts to hedge the impact of natural gas price fluctuations related to its business activities. Gains and losses on futures contracts are deferred and recognized in income as an adjustment to purchased gas cost, concurrent with the related physical volumes.

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


                                              December 31,  December 31,
                                                     1995          1994
------------------------------------------------------------------------
                                                (Dollars in thousands)
Unamortized reacquisition
 premium on debt
 (See Long-Term Debt note).....................   $ 53,776      $ 54,265
Unamortized R. M. Schahfer Unit 17
 and Unit 18 carrying charges and
 deferred depreciation (See below).............     74,981        79,198
Bailly scrubber carrying charges and
 deferred depreciation (See below).............     11,517         7,864
Deferral of SFAS No. 106 expense
 not recovered (See Postretirement
 Benefits note)................................     64,834        43,939
FERC Order No. 636 transition costs
 (See Rate Matters--FERC Order
 No. 636 note).................................     25,038        56,153
                                                  --------      --------
                                                   230,146       241,419
                                                  --------      --------
Less: Current portion of regulatory assets.....     17,655        45,970
                                                  --------      --------
                                                  $212,491      $195,449
                                                  ========      ========


          In March, 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement imposes stricter criteria for retention of regulatory assets by requiring that such assets be probable of future recovery at each balance sheet date. The Utilities will adopt this standard on January 1, 1996, and adoption will not have a material impact on its financial position or results of operations based on the current regulatory structure in which the Utilities operate.

CARRYING CHARGES AND DEFERRED DEPRECIATION

Upon completion of R. M. Schahfer Units 17 and 18, Northern Indiana capitalized the carrying charges and deferred depreciation

--------------------------------------------------------------------------------
45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

Continued
--------------------------------------------------------------------------------

in accordance with orders of the Commission until the cost of each unit was allowed in rates. Such carrying charges and deferred depreciation are being amortized over the remaining life of each unit.

          Northern Indiana began capitalizing carrying charges and deferring depreciation and certain operating expenses relating to its scrubber service agreement upon completion of the flue gas desulfurization plant in June, 1992, at Northern Indiana's Bailly Generating Station in accordance with an order of the Commission. Pursuant to such order, capitalization of carrying charges and deferral of depreciation and certain operating expenses ceased on December 31, 1995. The accumulated balance of the deferred costs and related carrying charges will be amortized over the remaining life of the scrubber service agreement.

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

          At January 1, 1993, a pretax rate of 3.7% for all construction was being used; effective January 1, 1994, the rate increased to 5.0% and effective January 1, 1995, the rate increased to 6.0%.

FOREIGN CURRENCY TRANSLATION

Translation gains or losses are based upon the end-of-period exchange rate and are recorded as a separate component of shareholders' equity.

INVESTMENTS IN REAL ESTATE

          Development has invested in a series of affordable housing projects in the Utilities' service territory. These investments include certain tax benefits, including low-income housing tax credits and tax deductions for operating losses of the housing projects. Development accounts for these investments using the equity method. Investments, at equity, include $21.9 million and $12.8 million relating to affordable housing projects at December 31, 1995, and December 31, 1994, respectively.

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

PENDING TAX MATTER

          On August 1, 1991, the Internal Revenue Service (IRS) issued a notice of deficiency for Northern Indiana's taxes for the years 1982 through 1985 ($3,785,250 per year plus interest) relating to interest payments on $70 million of 17-1/4% Notes issued in 1981 by Northern Indiana's former foreign subsidiary, Northern Indiana Public Service Finance N.V. (Finance). The IRS believes that interest paid on the Notes should have been subject to United States tax withholding. The Notes were redeemed in 1985 and Finance was subsequently liquidated. On October 25, 1991, Northern Indiana challenged the assessment in the United States Tax Court (Tax Court) and the matter was tried in 1994. On November 6, 1995, the Tax Court ruled in favor of Northern Indiana, finding that the interest paid on the Notes was not subject to United States tax withholding. While it is uncertain whether the IRS will appeal the Tax Court's decision, Northern Indiana's management and general counsel believe the ruling of the Tax Court will prevail.

ELM ENERGY AND RECYCLING (UK) LTD.

Development, a wholly-owned subsidiary of Industries, is a 95% shareholder in Elm Energy and Recycling (UK) Ltd. (Elm), which owns and operates a tire-fueled electric generating plant in Wolverhampton, England (Project), that began operating in late 1993. In 1992, Elm entered into a contract with TBV Power Limited (TBV), a company jointly owned by affiliates of the Tarmac PLC Group and Black & Veatch, for the design, construction and commissioning of the Project. Pursuant to that contract and other agreements between Elm and TBV, TBV committed to complete certain work and pass certain performance and reliability tests for the Project no later than June 30, 1995, which would have allowed the independent Project engineer to issue an Acceptance and Completion Certificate by that date.

          On July 3, 1995, the Project engineer notified TBV that an Acceptance and Completion Certificate had not been issued as of June 30, 1995. Elm then notified TBV that it was rejecting the Project in accordance with the terms of the contract between it and TBV. As a result, on July 3, 1995, Barclays Bank, as agent for the banks which had provided financing for the Project, issued a notice of an event of default to Elm. On July 4, 1995, the Project engineer notified TBV that, in accordance with the contract between Elm and TBV, all monies previously paid by Elm to TBV ((Pounds)29.6 million) were to be reimbursed by TBV to Elm. The certificate issued by the Project engineer was adjudicated under a procedure provided in the construction contract, and the adjudicator confirmed the full (Pounds)29.6 million as owing to Elm. TBV has filed suit in the English courts to enjoin enforcement of the adjudicator's decision, to challenge again the Project engineer's decision and to allege breaches of the underlying construction contract by Elm. Elm has counterclaimed and is aggressively pursuing its remedies.

          Elm and Development are also seeking additional remedies at law, in both the United States and the United Kingdom, for further damages and/or sanctions against TBV and/or Tarmac PLC Group and Black & Veatch. Development believes that these additional remedies, in conjunction with Elm's rights under the construction

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

Continued
--------------------------------------------------------------------------------

contract, will be sufficient to mitigate any losses which Elm and/or Development may otherwise incur as a result of TBV's failure to complete the Project in accordance with the contract.

          Development believes that it and Elm have sustainable and adequate remedies under the construction contract such that rejection will not have a material adverse effect on Industries. Elm is continuing to operate the plant. The banks which provided the financing for the plant are continuing to support its operations, but have the right to ask that the operation of the plant be terminated and the assets sold. In that event, some or all of Industries' investments in Elm may be at risk. Industries' investments in Elm were approximately $18 million at December 31, 1995.

RATE MATTERS

TAKE-OR-PAY PIPELINE GAS COSTS

The FERC has allowed certain interstate pipeline suppliers to pass on to their customers a portion of costs for contracted gas not purchased (take-or-pay), contract reformation and associated interest charges through direct billing to their customers, including the Utilities.

          Northern Indiana records take-or-pay costs as they are billed by the respective pipeline, and in an order dated September 28, 1988, the Commission allowed Northern Indiana to recover these additional gas costs on a volumetric basis from all customers, including transport customers. The Utilities have recovered approximately $196.9 million of take-or-pay costs and interest from their customers through December 31, 1995. As of December 31, 1995, an additional $4.5 million was scheduled to be billed to the Utilities and recovered from customers over a period of one to four years.

FERC ORDER NO. 636

On April 8, 1992, the FERC issued its Order No. 636 which required interstate pipelines to restructure their services. Under the Order, existing pipeline sales services have been "unbundled" such that gas supplies are being sold separately from interstate transportation services. The Utilities' interstate pipeline suppliers have filed new tariffs with the FERC to implement Order No. 636, and the Utilities have contracted for a mix of transportation and storage services which will allow them to meet the needs of their customers. Customers, such as the Utilities, are expected to benefit from enhanced access to competitively priced gas supplies, as well as from more flexible transportation services. Pipelines are seeking to recover from their customers certain transition costs associated with restructuring under the Order No. 636 regulation. Any such recovery is subject to established review procedures at the FERC. Also, mandated changes in pipeline rate design could increase the cost of firm transportation service on interstate pipelines. All interstate pipelines are now operating under Order No. 636 regulation.

          The Utilities' pipeline suppliers have made certain filings with the FERC to begin collecting their respective transition costs. The Utilities expect that the total transition costs from all suppliers will approximate $139 million. However, the ultimate level of costs will depend on future events, including the market price of natural gas. Approximately $89 million of such costs have been recorded, a portion of which has been paid to the pipeline suppliers, subject to refund. On November 2, 1994, the Commission issued an order which approved the recovery of these FERC-allowed transition costs on a volumetric basis from Northern Indiana's sales and transportation customers (which is consistent with what the Commission authorized for the recovery of take-or-pay pipeline gas costs). Certain industrial customers appealed the November 2, 1994 order to the Indiana Court of Appeals. The Court granted Northern Indiana's motion to dismiss the appeal for want of subject matter jurisdiction. Subsequently the transportation customers filed a Petition for Transfer with the Indiana Supreme Court seeking review of the Indiana Court of Appeals' decision. On December 15, 1995, the Indiana Supreme Court denied the Petition for Transfer which terminated the transportation customers' appeal. Regulatory assets, in amounts corresponding to the costs recorded, have been recorded to reflect the ultimate recovery of these costs.

ENVIRONMENTAL MATTERS

The Utilities have an ongoing program to remain aware of laws and regulations involved with hazardous waste and other environmental matters. It is the Utilities' intent to continue to evaluate their facilities and properties with respect to these rules and identify any sites that would require corrective action. The Utilities have recorded a reserve of $5.0 million to cover probable corrective actions as of December 31, 1995. However, environmental regulations and remediation techniques are subject to future change. Based upon management's understanding of current laws and regulations, the Utilities believe that any corrective actions required, after consideration of insurance coverages, will not have a significant impact on the financial position or results of operations of Industries.

          Because of major investments made in modern environmental control facilities and the use of low sulfur coal, all of Northern Indiana's electric production facilities now comply with the sulfur dioxide limitations contained in the acid deposition provisions of the Clean Air Act Amendments of 1990
(CAAA). Northern Indiana estimates that total costs of compliance with the CAAA sulfur dioxide regulations will impact electric rates by less than 5% in the future.

          The CAAA contain provisions that could lead to limitations on emissions of nitrogen oxides and hazardous air pollutants, which may require significant capital expenditures for control of these emissions. Northern Indiana is pursing a nitrogen oxide control program to meet future requirements. Northern Indiana cannot predict the costs of complying with CAAA requirements, but Northern Indiana believes that any such mandated costs would be recoverable through the rate making process.

          The Environmental Protection Agency (EPA) has notified Northern Indiana that it is a "potentially responsible party" (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) and may be required to share in the cost of cleanup of several waste disposal sites identified by the EPA. The sites are in various stages of investigation, analysis and remediation. At each of the sites, Northern Indiana is one of several PRPs, and it is expected that remedial costs, as provided under CERCLA, will be shared among them. At some sites Northern Indiana and/or
--------------------------------------------------------------------------------
47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

Continued
--------------------------------------------------------------------------------

the other named PRPs are presently working with the EPA to clean up the sites and avoid the imposition of fines or added costs.

          The Utilities have instituted a program to investigate former manufactured gas plants where one of them is the current or former owner. The Utilities have identified twenty-seven of these sites and made visual inspections of these sites. The Utilities have conducted initial samplings at thirteen sites. Follow-up investigations have been conducted at five sites and potential remedial measures are being evaluated. The Utilities will continue their program to assess sites. During the follow-up investigation of the former manufactured gas plant in Elkhart, Indiana, Northern Indiana noted the presence of hydrocarbons in the Elkhart River. Northern Indiana reported this finding to the Indiana Department of Environmental Management (IDEM) and the EPA. Northern Indiana has placed the Elkhart site in the IDEM Voluntary Remediation Program
(VRP). The goal of placing the site in the VRP is to obtain IDEM approval of the determination and subsequent implementation of what remedial measures, if any, may be needed.

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

          Northern Indiana and Indiana Gas Company, Inc. (Indiana Gas) have entered into an agreement covering cost sharing and management of investigation and remediation programs at five former manufactured gas plant sites at which both companies or their predecessors were former operators or owners. One of these sites is the Lafayette site which Indiana Gas had previously notified Northern Indiana is being investigated and remediated pursuant to an administrative order with IDEM. Northern Indiana also notified PSI Energy, Inc. that it was a former owner or operator of seven former manufactured gas plants at which Northern Indiana had conducted or was planning investigation or remediation activities.

          The Utilities have met with various companies that provided insurance coverage which the Utilities believe covers costs related to actions taken at former manufactured gas plants. In September 1995, certain insurance companies initiated a suit in Indiana state court against Northern Indiana to deny coverage. Later in September 1995, Northern Indiana filed a more comprehensive suit in Federal Court in Indiana against those insurers and several other insurance companies, seeking coverage for costs associated with several former manufactured gas plant sites. The state court action is stayed pending resolution of the Northern Indiana suit in Federal Court.

          The possibility that exposure to electric and magnetic fields emanating from power lines, household appliances and other electric sources may result in adverse health effects has been the subject of public, governmental and media attention. A considerable amount of scientific research has been conducted on this topic without definitive results. Research is continuing to resolve scientific uncertainties.

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

          To implement SFAS No. 109, certain adjustments were made to deferred income taxes. To the extent such income taxes are recoverable or payable through future rates, regulatory assets and liabilities have been recorded in the Consolidated Balance Sheet. These adjustments include the amounts reflecting the Utilities' obligation to credit to ratepayers deferred income taxes provided at rates higher than the current federal tax rate which are currently being credited to ratepayers using the average rate assumption method required by the Tax Reform Act of 1986 and the Commission. The Consolidated Balance Sheet at December 31, 1995 and 1994 reflects a net regulatory income tax liability of $9.8 million and $18.6 million, respectively. The net regulatory income tax liability is derived from regulatory assets primarily attributable to undepreciated AFUDC-equity and the cumulative net amount of other income tax timing differences for which deferred taxes had not been provided in the past, when regulators did not recognize such taxes as costs in the rate making process, and regulatory liabilities primarily attributable to deferred taxes provided at rates in excess of the current statutory rate, as discussed above, and unamortized deferred investment tax credits.

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

Continued
--------------------------------------------------------------------------------

          The components of the net deferred income tax liability at December 31, 1995, and 1994, are as follows:

                                                                            1995         1994
------------------------------------------------------------------------------------  -----------
                                                                          (Dollars in thousands)
Deferred tax liabilities--
  Accelerated depreciation and other property differences...............  $ 706,715    $ 691,319
  AFUDC-equity..........................................................     40,083       42,447
  Adjustment clauses....................................................      4,613       10,596
  Take-or-pay gas costs.................................................      1,550        2,045
  Other regulatory assets...............................................     28,930       22,125
  Reacquisition premium on debt.........................................     20,397       20,580

Deferred tax assets--
  Deferred investment tax credits.......................................    (43,854)     (46,703)
  Removal costs.........................................................   (118,064)    (105,671)
  FERC Order No. 636 transition costs...................................     (4,400)      (5,461)
  Other postretirement/postemployment benefits..........................    (32,512)     (22,712)
  Regulatory income tax liability.......................................     (3,734)      (7,054)
  Other, net............................................................     (8,841)     (20,231)
                                                                          ---------    ---------
                                                                            590,883      581,280
                                                                          ---------    ---------
Less: Deferred income taxes related to current assets and liabilities...     (6,057)        (586)
                                                                          ---------    ---------
Deferred income taxes--noncurrent.......................................  $ 596,940    $ 581,866
                                                                          =========    =========

          Federal and state income taxes as set forth in the Consolidated Statement of Income are comprised of the following:

                                                                     1995       1994       1993
----------------------------------------------------------------------------  ---------  ---------
                                                                       (Dollars in thousands)
Current income taxes--
  Federal........................................................  $103,224   $100,321   $ 89,022
  State..........................................................    15,421     15,398     13,132
                                                                   --------   --------   --------
                                                                    118,645    115,719    102,154
                                                                   --------   --------   --------
Deferred income taxes, net--Federal and state--
  Accelerated depreciation and other property differences........     9,516      8,328     13,211
  Removal costs..................................................   (12,081)   (12,093)    (8,760)
  Adjustment clauses.............................................     7,899    (17,025)    (2,466)
  FERC Order No. 636 transition costs and cost recovery..........   (12,875)    11,393          -
  Take-or-pay gas costs..........................................      (495)    (2,189)    (5,799)
  Reacquisition premium on debt..................................    (1,279)     2,787      2,824
  Other..........................................................     6,634     (2,689)     3,112
                                                                   --------   --------   --------
                                                                     (2,681)   (11,488)     2,122
                                                                   --------   --------   --------
Deferred investment tax credits, net.............................    (7,515)    (6,499)    (7,446)
                                                                   --------   --------   --------
    Total utility operating income taxes.........................   108,449     97,732     96,830
Income tax applicable to non-operating activities and income of
  non-utility subsidiaries.......................................    (9,250)   (16,333)    (5,537)
                                                                   --------   --------   --------
    Total income taxes...........................................  $ 99,199   $ 81,399   $ 91,293
                                                                   ========   ========   ========

          A reconciliation of total tax expense to an amount computed by applying the statutory federal income tax rate to pretax income is as follows:

                                                                     1995       1994       1993
----------------------------------------------------------------------------  ---------  ---------
                                                                       (Dollars in thousands)
Net income.......................................................  $175,465   $163,987   $156,140
Add--Income taxes................................................    99,199     81,399     91,293
Dividend requirements on preferred stocks of subsidiary..........     9,046      9,913     10,341
                                                                   --------   --------   --------
Income before preferred dividend
  requirements of subsidiary and income taxes....................  $283,710   $255,299   $257,774
                                                                   ========   ========   ========
Amount derived by multiplying pretax income by statutory rate....  $ 99,299   $ 89,355   $ 90,221
Reconciling items multiplied by the statutory rate:
  Book depreciation over related tax depreciation................     4,018      4,044      3,893
  Amortization of deferred investment tax credits................    (7,515)    (7,466)    (7,446)
  State income taxes, net of federal income tax benefit..........     9,479      8,835      8,568
  Fair market value of property donated in excess of book value..        --     (7,753)        --
  Reversal of deferred taxes provided at rates in excess of the
     current federal income tax rate.............................    (5,665)    (5,807)    (5,080)
  Other, net.....................................................      (417)       191      1,137
                                                                   --------   --------   --------
     Total income taxes..........................................  $ 99,199   $ 81,399   $ 91,293
                                                                   ========   ========   ========


--------------------------------------------------------------------------------
49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

Continued
--------------------------------------------------------------------------------

PENSION PLANS

Industries and its subsidiaries have three noncontributory, defined benefit retirement plans covering substantially all employees. Benefits under the plans reflect the employees' compensation, years of service and age at retirement.

          The plans' funded status as of December 31, 1995 and 1994 are as follows:

                                                1995         1994
--------------------------------------------------------  ----------
                                             (Dollars in thousands)
Vested benefit obligation....................  $549,234    $449,043
Nonvested benefit............................   104,814      97,138
                                               --------    --------
Accumulated benefit obligation...............  $654,048    $546,181
                                               ========    ========
Projected benefit obligation for service
  rendered to date...........................  $759,681    $613,094
Plan assets at fair market value.............   706,320     571,624
                                               --------    --------
Projected benefit obligation in excess
  of plan assets.............................    53,361      41,470
Unrecognized transition obligation at
  December 31, being recognized
  over 17 years..............................   (43,484)    (48,906)
Unrecognized prior service cost..............   (27,242)    (29,847)
Unrecognized gains...........................     4,217      47,788
                                               --------    --------
Accrued (prepaid) pension costs..............  $(13,148)   $ 10,505
                                               ========    ========


          The accumulated benefit obligation is the present value of future pension benefit payments and is based on the plan benefit formula without considering expected future salary increases. The projected benefit obligation considers estimated future salary increases. Discount rates of 7.25% and 8.75% and rates of increase in compensation levels of 5.5% were used to determine the accumulated benefit obligation and projected benefit obligation at December 31, 1995 and 1994, respectively. The increase in the accumulated benefit obligation as of December 31, 1995, is mainly caused by the decrease in the discount rate from 8.75% to 7.25%.

          The following items are the components of provisions for pensions for the years ended December 31, 1995, 1994 and 1993:


                                      1995       1994       1993
--------------------------------------------  ---------  ---------
                                       (Dollars in thousands)
Service costs...................   $ 12,231   $ 14,099   $ 13,086
Interest costs..................     52,511     48,058     46,019
Actual (return) loss on
  plan assets...................   (135,243)    15,077    (81,150)
Amortization of transition
  obligation....................      5,422      5,422      5,387
Other net amortization and
  deferral......................     86,165    (61,422)    39,567
                                  ---------   --------   --------
                                   $ 21,086   $ 21,234   $ 22,909
                                  =========   ========   ========


          Assumptions used in the valuation and determination of 1995, 1994 and 1993 pension expenses were as follows:


                                                1995   1994   1993
----------------------------------------------------  -----  -----
Discount rate................................  8.75%  7.50%  7.75%
Rate of increase in compensation levels......  5.50%  5.50%  5.50%
Expected long-term rate of return on assets..  9.00%  8.25%  8.25%


The plans' assets are invested primarily in common stocks, bonds and notes.

POSTRETIREMENT BENEFITS

Industries provides certain health care and life insurance benefits for retired employees. Substantially all of Industries' employees may become eligible for those benefits if they reach retirement age while working for Industries. Those and similar benefits for active employees are provided through insurance plans whose premiums are based on the benefits to active employees and retirees paid during the year. Prior to January 1, 1993, the Utilities recognized the cost of providing those benefits by expensing insurance premiums, which is consistent with current rate making practices.

          Effective January 1, 1993, Industries adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which establishes accounting and reporting standards for such postretirement benefits. This standard requires the accrual of the expected cost of such benefits during the employee's years of service.

          The following table sets forth the plans' accumulated postretirement benefit obligation as of December 31, 1995 and 1994:

                                                        1995        1994
------------------------------------------------------------  ----------
                                                  (Dollars in thousands)
Retirees.........................................  $  99,453   $  96,676
Fully eligible active plan participants..........     23,084      20,008
Other active plan participants...................    136,322     105,991
                                                   ---------   ---------

Accumulated postretirement benefit obligation....    258,859     222,675
Unrecognized transition obligation at
  December 31, being recognized over 20 years....   (197,088)   (208,681)
Unrecognized actuarial gain......................     23,439      45,496
                                                   ---------   ---------
Accrued liability for postretirement benefits....  $  85,210   $  59,490
                                                   =========   =========


          A discount rate of 7.25% and a pre-Medicare medical trend rate of 10% declining to a long-term rate of 6% and a discount rate of 8.75% and a pre-Medicare medical trend rate of 11% declining to a long-term rate of 7% were used to determine the accumulated postretirement benefit obligation at December 31, 1995 and 1994, respectively.

          The transition obligation at January 1, 1993, for accumulated postretirement benefits earned and not recognized is being amortized over twenty years as allowed by SFAS No. 106.

          Net periodic postretirement benefit costs for the year ended December 31, 1995 and 1994, include the following components:

                                                       1995        1994
------------------------------------------------------------  ----------
                                                   (Dollars in thousands)
Service costs....................................   $ 6,076      $ 8,272
Interest costs...................................    19,031       19,945
Amortization of transition obligation over
  20 years.......................................    11,593       11,593
Amortization of unrecognized actuarial (gain)....    (2,179)           0
                                                    -------      -------
                                                    $34,521      $39,810
                                                    =======      =======

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

Continued
--------------------------------------------------------------------------------

          The net periodic postretirement benefit costs for 1995 were determined assuming an 8.75% discount rate, a 5% rate of compensation increase and a pre-Medicare medical trend rate of 11% declining to a long-term rate of 7%. The net periodic postretirement benefit costs for 1994 were determined by assuming a 7.5% discount rate, a 5% rate of compensation increase and a pre-Medicare medical trend rate of 12% declining to a long-term rate of 7%. The effect of a 1% increase in the assumed health care cost trend rates for each future year would increase the accumulated postretirement benefit obligation at December 31, 1995, by approximately $40.9 million and increase the aggregate of the service and interest cost components of plan costs by approximately $5.0 million for the year ended December 31, 1995. Amounts disclosed above could be changed significantly in the future by changes in health care costs, work force demographics, interest rates or plan changes.

          On December 30, 1992, the Commission authorized the accrual method of accounting for postretirement benefits for rate making purposes and authorized the deferral, as a regulatory asset to be recovered through future revenues, of the net increase in cost until such time as the new accrual cost method may be reflected in the rate making process. The Commission stated that a deferral period of four years or less would be rebuttably presumed to be reasonable and also indicated each utility would have to demonstrate its postretirement benefit costs were prudent and reasonably incurred at the time such costs were proposed to be recovered in the rate making process. Northern Indiana will request the recovery of such costs within that period and, accordingly, is deferring as a regulatory asset the difference between the amount that would have been charged to expense under pay-as-you-go accounting and the amount accrued in accordance with the new standard. This conclusion could change as competitive factors influence pricing decisions.

POSTEMPLOYMENT BENEFITS

Effective January 1, 1994, Industries adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires Industries to accrue the estimated cost of benefits provided to former or inactive employees after employment but before retirement. Adoption of SFAS No. 112 did not have a material impact on Industries' financial position or results of operations.

PREFERRED AND PREFERENCE STOCKS

Industries is authorized to issue 20,000,000 shares of Preferred Stock, without par value. Effective March 2, 1990, 2,000,000 shares of the Industries' Series A Junior Participating Preferred Shares were reserved for issuance pursuant to the Share Purchase Rights Plan described in Common Shares. In November, 1990, Industries issued and sold 350,000 shares of 8.75% Series Cumulative Preferred Shares through a private placement for $35 million. Pursuant to mandatory redemption provisions, the shares were redeemed in whole by Industries on January 12, 1996, for $100 per share plus accrued dividends.

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

          The redemption prices at December 31, 1995, for the cumulative preferred stock, which is redeemable solely at the option of Northern Indiana, in whole or in part, at any time upon 30 days' notice, are as follows:

                                                       Redemption
                                            Series   Price Per Share
--------------------------------------------------------------------
Cumulative preferred stock--
  $100 par value--                           4-1/4%          $101.20
                                             4-1/2%          $100.00
                                              4.22%          $101.60
                                              4.88%          $102.00
                                              7.44%          $101.00
                                              7.50%          $101.00
Cumulative preferred stock--
  no par value--adjustable rate
  (6.00% at December 31, 1995), Series A
  (stated value $50 per share)                               $ 50.00


--------------------------------------------------------------------------------
51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

Continued
--------------------------------------------------------------------------------

          The redemption prices at December 31, 1995, as well as sinking fund provisions for the cumulative preferred stock subject to mandatory redemption requirements, or whose redemption is outside the control of Northern Indiana are as follows:

    Series                  Redemption Price Per Share         Sinking Fund Or Mandatory Redemption
-----------------------------------------------------------------------------------------------------------------------------------
Cumulative preferred stock--$100 par value--
   8.85%                    $101.85, reduced periodically      12,500 shares on or before April 1.
   8.35%                    $104.18, reduced periodically      3,000 shares on or before July 1; increasing to 6,000 shares beginning in 2004; noncumulative option to double amount each year.
   7 3/4%                   $104.58, reduced periodically      2,777 shares on or before December 1;
                                                               noncumulative option to double amount each year.
Cumulative preferred stock--no par value--
   6.50%                    $100.00 on October 14, 2002        430,000 shares on October 14, 2002.

Sinking fund requirements with respect to redeemable preferred stocks outstanding at December 31, 1995, for each of the four years subsequent to December 31, 1996, are as follows:


Year Ending December 31,
--------------------------------------------------------------------------------
1997...............................................................$1,827,700
1998...............................................................$1,827,700
1999...............................................................$1,827,700
2000...............................................................$1,827,700
--------------------------------------------------------------------------------

COMMON SHARE DIVIDEND

During the next few years, Industries expects that the great majority of earnings available for distribution of dividends will depend upon dividends paid to Industries by Northern Indiana. Northern Indiana's Indenture provides that it will not declare or pay any dividends on any class of capital stock (other than preferred or preference stock) except out of earned surplus or net profits of Northern Indiana. At December 31, 1995, Northern Indiana had approximately $144.8 million of retained earnings (earned surplus) available for the payment of dividends. Future dividends will depend upon adequate retained earnings, adequate future earnings and the absence of adverse developments.

COMMON SHARES

Industries has authorized 200,000,000 common shares without par value.

SHARE PURCHASE RIGHTS PLAN

On February 27, 1990, the Board of Directors of Industries declared a dividend distribution of one Right for each outstanding common share of Industries to shareholders of record on March 12, 1990. The Rights are not currently exercisable. Each Right, when exercisable, would initially entitle the holder to purchase from Industries one one-hundredth of a Series A Junior Participating Preferred Share, without par value, of Industries at a price of $60 per one one-hundredth of a share. In certain circumstances, if an acquirer obtained 25% of Industries' outstanding shares, or merged into Industries or merged Industries into the acquirer, the Rights would entitle the holders to purchase Industries' or the acquirer's common shares for one-half of the market price. The Rights will not dilute Industries' common shares nor affect earnings per share unless they become exercisable for common shares. The Plan was not adopted in response to any specific attempt to acquire control of Industries.

COMMON SHARE REPURCHASES

The Board of Directors of Industries has authorized the repurchase of Industries' common shares. At December 31, 1995, Industries had purchased approximately 16.0 million shares at an average price of $24.16 per share. Approximately 1.6 million additional common shares may be repurchased under the Board's authorization.

LONG-TERM INCENTIVE PLAN

Industries' Long-Term Incentive Plan (1988 Plan) for key management employees, which was approved by shareholders on April 13, 1988, provides for the issuance of up to 2.5 million of Industries' common shares to key employees through 1998. On April 13, 1994, shareholders adopted Industries' 1994 Long-Term Incentive Plan (1994 Plan). It is similar to the 1988 Plan and provides an additional 2.5 million common shares available for issuance to key employees through 2004. At December 31, 1995, there were 152,461 shares and 2,331,550 shares reserved for future awards under the 1988 Plan and 1994 Plan, respectively. The 1988 Plan and 1994 Plan permit the following types of grants, separately or in combination: nonqualified stock options, incentive stock options, restricted stock awards, stock appreciation rights and performance units. No incentive stock options or performance units were outstanding at December 31, 1995.

          The stock appreciation rights (SARs) may be exercised only in tandem with stock options on a one-for-one basis and are payable in cash, Industries stock or a combination thereof. Restricted stock awards are restricted as to transfer and subject to forfeiture for specific periods from the date of grant. Restrictions on the shares awarded during 1990 and 1991 lapse five years from date of grant and vest subject to specific share price appreciation conditions. Restrictions on shares awarded in 1995 vest five years from date of grant and vest subject to
-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

Continued
--------------------------------------------------------------------------------

specific earnings per share and stock appreciation goals. If a participant's employment is terminated other than by reason of death, disability or retirement, restricted shares are forfeited. There were 157,500, 150,500 and 330,500 restricted shares outstanding at December 31, 1993, 1994 and 1995, respectively.

          Changes in outstanding shares under option and SARs for 1993, 1994 and 1995, are as follows:


                                                 Nonqualified         Nonqualified Stock
                                                 Stock Options       Options With SARs
----------------------------------------------------------------------------------------
                                                          Option                  Option
            Year Ended December 31, 1993     Options       Price        Options    Price
----------------------------------------------------------------------------------------
Balance at beginning of year............     869,150   $10.94-$26.06     11,500   $10.94
  Granted...............................     288,500   $33.19                --
  Exercised.............................    (261,150)  $10.94-$26.06         --
  Cancelled.............................      (5,700)  $26.06            (1,600)  $10.94
                                           ---------                     ------
Balance at end of year..................     890,800   $10.94-$33.19      9,900   $10.94
                                           =========                     ======
Shares exercisable......................     602,300   $10.94-$26.06      9,900   $10.94

                                                          Option                  Option
            Year Ended December 31, 1994     Options       Price        Options    Price
----------------------------------------------------------------------------------------
Balance at beginning of year............     890,800   $10.94-$33.19      9,900   $10.94
  Granted...............................     294,650   $28.75                --
  Exercised.............................     (61,850)  $10.94-$26.06         --
  Cancelled.............................     (26,050)  $28.75-$33.19         --
                                           ---------                     ------
Balance at end of year..................   1,097,550   $10.94-$33.19      9,900   $10.94
                                           =========                     ======
Shares exercisable......................     807,150   $10.94-$33.19      9,900   $10.94

                                                          Option                  Option
            Year Ended December 31, 1995     Options       Price        Options    Price
----------------------------------------------------------------------------------------
Balance at beginning of year............   1,097,550   $10.94-$33.19      9,900   $10.94
  Granted...............................     282,450   $30.31-$32.44         --
  Exercised.............................    (259,850)  $10.94-$33.19     (4,300)  $10.94
  Cancelled.............................     (12,400)  $10.94-$33.19         --
                                           ---------                     ------
Balance at end of year..................   1,107,750   $10.94-$33.19      5,600   $10.94
                                           =========                     ======
Shares exercisable......................     830,300   $10.94-$33.19      5,600   $10.94

          The Industries Nonemployee Director Stock Incentive Plan, which was approved by shareholders, provides for the issuance of up to 100,000 of Industries' common shares to nonemployee directors of Industries. The Plan provides for awards of common shares which vest in 20% per year increments, with full vesting after five years. The Plan also allows the award of nonqualified stock options in the future. If a director's service on the Board is terminated for any reason other than death or disability, any common shares not vested as of the date of termination are forfeited. As of December 31, 1995, 27,750 shares were issued under the Plan.

LONG-TERM DEBT

The sinking fund requirements of long-term debt outstanding at December 31, 1995 (including the maturity of Northern Indiana's first mortgage bonds: Series O, 6-3/8%, due September 1, 1997; and Series P, 6-7/8%, due October 1, 1998; Northern Indiana's medium-term notes due from April 6, 1998, to June 1, 2000; Capital Markets' Zero Coupon Notes due December 1, 1997; Lake Erie Land Company's notes payable due May 23, 1997, to June 30, 1998; and NDC Douglas Properties, Inc. notes payable due December 22, 1999), for each of the four years subsequent to December 31, 1996, are as follows:


Year Ending December 31,
------------------------------------------------------------------------------
1997..............................................................$ 76,705,830
1998..............................................................$132,772,940
1999..............................................................$ 10,848,427
2000..............................................................$166,170,510

          Unamortized debt expense, premium and discount on long-term debt, applicable to outstanding bonds are being amortized over the lives of such bonds. Reacquisition premiums are being deferred and amortized.

          Northern Indiana's Indenture dated August 1, 1939, as amended and supplemented, securing the first mortgage bonds issued by Northern Indiana, constitutes a direct first mortgage lien upon substantially all property and franchises, other than expressly excepted property, owned by Northern Indiana.

          On March 4, 1994, the Commission authorized Northern Indiana to issue up to $289,275,000 of its Medium-Term Notes, Series D, due from 1 year to 30 years, for purposes of refinancing certain first mortgage bonds and paying short-term debt used to pay at maturity
--------------------------------------------------------------------------------
53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

Continued
--------------------------------------------------------------------------------

medium-term notes due in January and April, 1994. On May 23, 1994, Northern Indiana exercised its option to redeem all the outstanding First Mortgage Bonds, Series S, Y and AA, aggregating $125.5 million, through the use of working capital and the proceeds of short-term debt. During 1994, $120.0 million of the Medium-Term Notes, Series D, were issued to complete the permanent refinancing of those first mortgage bonds. On June 12, 1995, the remaining $169,275,000 of Medium-Term Notes, Series D, were issued, and part of the proceeds were used to redeem all of the outstanding First Mortgage Bonds, Series U and Z, aggregating $94.8 million on July 3, 1995.

          On August 25, 1994, Jasper County, Indiana issued Pollution Control Refunding Revenue Bonds, Series 1994 (Northern Indiana Public Service Company Project) (the Series 1994 Bonds), including $10 million of Series 1994A Bonds, due August 1, 2010; $18 million of Series 1994B Bonds, due June 1, 2013; and $41 million of Series 1994C Bonds, due April 1, 2019. The proceeds of these issuances were loaned to Northern Indiana under similar terms. The initial interest rate on Series 1994 Bonds was 3.10%, which resets daily. The proceeds of the Series 1994A and Series 1994C were used to retire on October 15, 1994, $10 million of Series MM First Mortgage Bonds, 7-1/2%, due October 15, 2004, and $41 million of Series LL First Mortgage Bonds, 7-1/2%, due October 15, 2014. The proceeds of the Series 1994B Bonds were used to retire the $18 million Series 1978 Note, 6.70%, due November 1, 2008, on August 25, 1994. The Series 1994 Bonds are secured by Letters of Credit from Union Bank of Switzerland.

          On January 12, 1996, Industries redeemed all 350,000 shares of its 8.75% Preferred Shares, pursuant to mandatory redemption provisions, for $100 per share plus accrued dividends. The redemption was accomplished through the use of short-term debt issued by Capital Markets. Capital Markets expects to refinance the short-term debt through an issue of long-term debt during the first quarter of 1996.

          The obligations of Capital Markets are subject to a Support Agreement between Industries and Capital Markets, under which Industries has committed to make payments of interest and principal on Capital Markets' securities in the event of a failure to pay by Capital Markets. Restrictions in the Support Agreement prohibit recourse on the part of Capital Markets' investors against the stock and assets of Northern Indiana. Under the terms of the Support Agreement, in addition to the cash flow of cash dividends paid to Industries by any of its consolidated subsidiaries, the assets of Industries, other than the stock and assets of Northern Indiana, are available as recourse to holders of Capital Markets' securities. The carrying value of those assets other than Northern Indiana, reflected in the consolidated financial statements of Industries, is approximately $393.3 million at December 31, 1995.

SHORT-TERM BORROWINGS

Northern Indiana has a $250 million revolving Credit Agreement with several banks which terminates August 19, 1998, unless extended by its terms. As of December 31, 1995, there were no borrowings outstanding under this agreement. In addition, Northern Indiana has $14.2 million in lines of credit which run to May 31, 1996. The credit pricing of each of the lines varies from either the lending banks' commercial prime or market rates. Northern Indiana has agreed to compensate the participating banks with arrangements that vary from no commitment fee to a combination of fees which are mutually satisfactory to both parties. As of December 31, 1995, there were no borrowings under these lines of credit. The Credit Agreement and lines of credit are also available to support the issuances of commercial paper.

          Northern Indiana also has $268.5 million of money market lines of credit. As of December 31, 1995, $118.8 million of borrowings were outstanding under these lines of credit.

          Northern Indiana has a $50 million uncommitted finance facility. At December 31, 1995, there were no borrowings outstanding under this facility.

          Northern Indiana uses commercial paper to fund short-term working capital requirements. As of December 31, 1995, Northern Indiana had $44.8 million in commercial paper outstanding, having a weighted average interest rate of 6.01%.

          Capital Markets has a $150 million revolving Credit Agreement which will terminate August 19, 1998, unless extended by its terms. This facility provides short-term financing flexibility to Industries and also serves as the back-up instrument for a commercial paper program. As of December 31, 1995, there were no borrowings outstanding under this agreement.

          Capital Markets also has $105 million of money market lines of credit. As of December 31, 1995, $17.4 million of borrowings were outstanding under these lines of credit.

          As of December 31, 1995, Capital Markets had $76.7 million in commercial paper outstanding, having a weighted average interest rate of 6.08%.

OPERATING LEASES

On April 1, 1990, Northern Indiana entered into a 20-year agreement for the rental of office facilities from Development at a current annual rental payment of approximately $3.2 million.

  The following is a schedule, by years, of future minimum rental payments, excluding those to associated companies, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1995:


Year Ending December 31,                                 (Dollars in thousands)
-------------------------------------------------------------------------------
1996................................................................   $  8,576
1997................................................................      7,960
1998................................................................      6,657
1999................................................................      5,825
2000................................................................      5,729
Later years.........................................................     76,785
                                                                       --------

Total minimum payments required.....................................   $111,532
                                                                       ========

          The consolidated financial statements include rental expense for all operating leases as follows:


Year Ending December 31,                                  (Dollars in thousands)
--------------------------------------------------------------------------------
1995................................................................      $8,450
1994................................................................      $7,890
1993................................................................      $7,251

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

Continued
--------------------------------------------------------------------------------

COMMITMENTS

Northern Indiana estimates that approximately $764 million will be expended for construction purposes for the period from January 1, 1996, to December 31, 2000. Substantial commitments have been made by Northern Indiana in connection with this program.

          Northern Indiana has entered into a service agreement with Pure Air, a general partnership between Air Products and Chemicals, Inc. and Mitsubishi Heavy Industries America, Inc., under which Pure Air provides scrubber services to reduce sulfur dioxide emissions for Units 7 and 8 at Bailly Generating Station. Services under this contract commenced on June 15, 1992, with annual charges of approximately $20 million. The agreement provides that, assuming various performance standards are met by Pure Air, a termination payment would be due if Northern Indiana terminates the agreement prior to the end of the 20-year contract period.

          Northern Indiana has entered into an agreement with Integrated Systems Solutions Corporation (ISSC), a wholly-owned subsidiary of IBM, to out source its information technology function to ISSC. ISSC will perform all data center, application development and maintenance and desktop management.

          Effective on January 1, 1996, Primary, a recently formed direct subsidiary of Industries, became the parent of certain other subsidiaries, including Harbor Coal Company (Harbor Coal), North Lake Energy Corporation (North Lake) and Lakeside Energy Corporation (LEC).

          Harbor Coal has invested in a partnership to finance, construct, own and operate a $65 million pulverized coal injection facility which began commercial operation in August, 1993. The facility receives raw coal, pulverizes it and delivers it to Inland Steel Company for use in the operation of its blast furnaces. Harbor Coal is a 50% partner in the project with an Inland Steel affiliate. Industries has guaranteed the payment and performance of the partnership's obligations under a sale and leaseback of a 50% undivided interest in the facility.

          North Lake has entered into a lease for the use of a 75 megawatt energy facility to be located at Inland Steel Company. The facility will use steam generated by Inland Steel to produce electricity to be delivered to Inland Steel. The facility is expected to begin operations in late summer of 1996. Industries has guaranteed North Lake's obligations relative to the lease and certain obligations to Inland Steel relative to the project.

          LEC has entered into an agreement with USX Corporation--US Steel Group to utilize a new 161 megawatt energy facility to process high pressure steam into electricity and low pressure process steam for a 15 year period. LEC will lease this facility, once constructed, from a third party. Additionally, LEC has entered into an interim agreement, which expires when the lease is established with the third party lessor, under which LEC is acting as the agent for the lessor to design, construct and start-up the energy facility. Industries anticipates guaranteeing LEC's security deposit obligations relative to the anticipated lease.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

          Cash and cash equivalents: The carrying amount approximates fair value because of the short maturity of those instruments.

          Investments: The fair value of some investments is estimated based on market prices for those or similar investments.

          Long-term debt/Preferred stock: The fair value of long-term debt and preferred stock is estimated based on the quoted market prices for the same or similar issues or on the rates offered to Industries for securities of the same remaining maturities. Certain premium costs associated with the early settlement of long-term debt are not taken into consideration in determining fair value.

          The carrying values and estimated fair values of Industries' financial instruments are as follows:


                                                    December 31, 1995            December 31, 1994
-------------------------------------------------------------------------------------------------------
                                                               Estimated                      Estimated
                                                  Carrying        Fair          Carrying         Fair
                                                   Amount        Value           Amount         Value
-------------------------------------------------------------------------------------------------------
                                                                 (Dollars in thousands)
Cash and cash equivalents......................  $   28,496    $   28,496      $   40,441    $   40,441
Investments....................................  $   25,893    $   27,045      $   19,689    $   20,619
Long-term debt (including current portion).....  $1,273,376    $1,274,079      $1,207,936    $1,102,019
Preferred stock................................  $  181,804    $  164,306      $  189,274    $  156,591

          The majority of the long-term debt relates to utility operations. The Utilities are subject to regulation and gains or losses may be included in rates over a prescribed amortization period, if in fact settled at amounts approximating those above.

CUSTOMER CONCENTRATIONS

Industries' public utility subsidiaries supply natural gas and electrical energy within the northern third of Indiana. Although these public utilities have a diversified base of residential and commercial customers, a substantial portion of their electric and gas industrial deliveries are dependent upon the basic steel industry. The following table shows the basic steel industry percentage of gas revenue (including transportation services) and electric revenue for 1995, 1994 and 1993.


Basic Steel Industry                                            1995  1994  1993
--------------------------------------------------------------------------------
Gas revenue percent............................................   5%    2%    2%
Electric revenue percent.......................................  22%   26%   24%

--------------------------------------------------------------------------------
55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================================================

Continued
---------------------------------------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA

The following data summarize certain operating results for each of the quarters of 1995 and 1994:

                                            1995 Quarters Ended   March 31    June 30    Sept. 30       Dec. 31
--------------------------------------------------------------------------   --------    --------      --------
                                                                            (Dollars in thousands)
Operating revenues.............................................   $522,498   $360,462    $370,379      $468,986
Operating expenses and taxes...................................    436,425    307,272     306,456       387,260
                                                                  --------   --------    --------      --------
Operating income...............................................     86,073     53,190      63,923        81,726
Other income (deductions)......................................       (831)      (143)     (1,246)       (2,021)
Interest and other charges.....................................     24,911     26,099      26,319        27,877
                                                                  --------   --------    --------      --------
Net income.....................................................     60,331     26,948      36,358        51,828
Dividend requirements on preferred shares......................        766        765         766           766
                                                                  --------   --------    --------      --------
Balance available for common shareholders......................   $ 59,565   $ 26,183    $ 35,592      $ 51,062
                                                                  ========   ========    ========      ========
Earnings per average common share/(a)/.........................   $   0.92   $   0.41    $   0.56      $   0.81
                                                                  ========   ========    ========      ========


                                            1994 Quarters Ended   March 31    June 30    Sept. 30       Dec. 31
--------------------------------------------------------------------------   --------    --------      --------
                                                                            (Dollars in thousands)
Operating revenues.............................................   $565,551   $348,009    $334,598      $428,243
Operating expenses and taxes...................................    473,595    300,512     281,548       359,597
                                                                  --------   --------    --------      --------
Operating income...............................................     91,956     47,497      53,050        68,646
Other income (deductions)......................................     (1,066)    (1,855)         (7)        5,144
Interest and other charges.....................................     25,849     24,164      24,508        24,857
                                                                  --------   --------    --------      --------
Net income.....................................................     65,041     21,478      28,535        48,933
Dividend requirements on preferred shares......................        766        765         766           766
                                                                  --------   --------    --------      --------
Balance available for common shareholders......................   $ 64,275   $ 20,713    $ 27,769      $ 48,167
                                                                  ========   ========    ========      ========
Earnings per average common share/(a)/.........................   $   0.97   $   0.31    $   0.43      $   0.75
                                                                  ========   ========    ========      ========

/(a)/ Because of the combined mathematical effect of common shares repurchased and issued and the cyclical nature of net income during the year, the sum of earnings per share for any four quarterly periods may vary slightly from the earnings per share for the equivalent twelve-month period.





-----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

========================================================================================================================

Concluded
------------------------------------------------------------------------------------------------------------------------

SEGMENTS OF BUSINESS

Industries' primary business is the distribution of natural gas and electrical energy. The reportable items for the gas and electric segments for the years 1995, 1994 and 1993 are as follows:

                                                                                           1995         1994        1993
-----------------------------------------------------------------------------------------------   ----------  ----------
                                                                                            (Dollars in thousands)
Operating information--
  Gas operations:
     Operating revenues............................................................  $  691,402   $  681,909  $  714,229
     Operating expenses, excluding provision for utility income taxes..............     605,805      613,698     634,742
                                                                                     ----------   ----------  ----------
     Operating income before utility income taxes..................................      85,597       68,211      79,487
     Allowance for funds used during construction (AFUDC) and carrying charges (CC)       1,606        2,067         875
                                                                                     ----------   ----------  ----------
     Operating income before utility income taxes and including AFUDC and CC.......      87,203       70,278      80,362
                                                                                     ----------   ----------  ----------
  Electric operations:
     Operating revenues............................................................   1,030,923      994,492     963,643
     Operating expenses, excluding provision for utility income taxes..............     723,159      703,822     684,255
                                                                                     ----------   ----------  ----------
     Operating income before utility income taxes..................................     307,764      290,670     279,388
     Allowance for funds used during construction (AFUDC) and carrying charges (CC)       2,072        2,307         573
                                                                                     ----------   ----------  ----------
     Operating income before utility income taxes and including AFUDC and CC.......     309,836      292,977     279,961
                                                                                     ----------   ----------  ----------
     Total.........................................................................     397,039      363,255     360,323
  Other income, net................................................................      (4,241)       2,216      (2,071)
  Less--interest and other charges.................................................     108,884      103,752     105,282
  Less--provision for utility income taxes.........................................     108,449       97,732      96,830
                                                                                     ----------   ----------  ----------
Net income per Consolidated Statement of Income....................................     175,465      163,987     156,140
Dividend requirements on preferred shares..........................................       3,063        3,063       3,063
                                                                                     ----------   ----------  ----------
Balance available for common shareholders..........................................  $  172,402   $  160,924  $  153,077
                                                                                     ==========   ==========  ==========
Other information--
  Depreciation and amortization expense:
     Electric......................................................................  $  139,432   $  135,203  $  131,993
     Gas...........................................................................      61,705       59,080      55,007
                                                                                     ----------   ----------  ----------
        Total......................................................................  $  201,137   $  194,283  $  187,000
                                                                                     ==========   ==========  ==========
  Construction expenditures:
     Electric......................................................................  $  132,273   $  145,095  $  125,449
     Gas...........................................................................      60,693       57,450      55,403
                                                                                     ----------   ----------  ----------
        Total......................................................................  $  192,966   $  202,545  $  180,852
                                                                                     ==========   ==========  ==========
Investment information--
  Identifiable assets/(a)/:
     Electric......................................................................  $2,586,122   $2,594,976  $2,602,826
     Gas...........................................................................     890,192      921,693     900,146
                                                                                     ----------   ----------  ----------
        Total......................................................................   3,476,314    3,516,669   3,502,972
  Other corporate assets...........................................................     523,206      430,469     409,352
                                                                                     ----------   ----------  ----------
     Total assets..................................................................  $3,999,520   $3,947,138  $3,912,324
                                                                                     ==========   ==========  ==========

/(a)/ Utility plant less accumulated provision for depreciation and amortization, materials and supplies, electric production fuel, natural gas in storage, fuel and gas cost adjustment clauses, unamortized R. M. Schahfer Units 17 and 18 carrying charges and deferred depreciation, Bailly scrubber carrying charges and deferred depreciation and FERC Order No. 636 transition costs.





-----------------------------------------------------------------------------
57

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

==============================================================================

------------------------------------------------------------------------------


TO THE BOARD OF DIRECTORS OF NIPSCO INDUSTRIES, INC.:

We have audited the accompanying consolidated balance sheet and consolidated statements of capitalization and long-term debt of NIPSCO Industries, Inc. (an Indiana corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of Industries' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NIPSCO Industries, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in the notes to consolidated financial statements, effective January 1, 1993, NIPSCO Industries, Inc. and subsidiaries changed their methods of accounting for income taxes and postretirement benefits other than pensions.



Chicago, Illinois
January 26, 1996                                           Arthur Andersen LLP






------------------------------------------------------------------------------

SELECTED SUPPLEMENTAL INFORMATION

======================================================================================================

------------------------------------------------------------------------------------------------------

GAS STATISTICS
                                     Year Ended December 31,           1995         1994          1993
---------------------------------------------------------------------------  -----------   -----------
Operating Revenues ($000's)
     Residential (including home heating)...................    $   407,233  $   449,391   $   452,176
     Commercial.............................................        132,647      152,400       157,235
     Industrial.............................................         63,355       76,321        73,815
     Gas transported for others.............................         64,255       33,977        32,503
     Other*.................................................         23,912      (30,180)       (1,500)
                                                                -----------  -----------   -----------
           Total............................................    $   691,402  $   681,909   $   714,229
                                                                ===========  ===========   ===========
Deliveries in dth (000's):
     Residential (including home heating)...................         77,536       73,749        76,761
     Commercial.............................................         29,268       28,324        29,754
     Industrial.............................................         16,260       15,812        15,872
     Gas transported for others.............................        191,571      188,583       167,867
     Other..................................................          1,301          707           793
                                                                -----------  -----------   -----------
           Total............................................        315,936      307,175       291,047
                                                                ===========  ===========   ===========

Customers Served--End of Year:
     Residential (including home heating)...................        643,486      636,601       626,492
     Commercial.............................................         52,471       52,245        51,386
     Industrial.............................................          3,904        4,218         4,270
     Other..................................................             71           68            67
                                                                -----------  -----------   -----------
           Total............................................        699,932      693,132       682,215
                                                                ===========  ===========   ===========

*Includes deferred gas cost revenue of $11,351, $(43,460) and $(10,375), respectively.

======================================================================================================

ELECTRIC STATISTICS
                                     Year Ended December 31,           1995         1994          1993
---------------------------------------------------------------------------  -----------   -----------
Operating Revenues ($000's)
     Residential............................................    $   276,575  $   259,708   $   257,033
     Commercial.............................................        244,776      238,402       232,609
     Industrial.............................................        430,579      449,623       413,485
     Street lighting........................................          8,428        8,363         8,254
     Sales for resale.......................................         40,425       22,522        27,730
     Other**................................................         30,140       15,874        24,532
                                                                -----------  -----------   -----------
           Total............................................    $ 1,030,923  $   994,492   $   963,643
                                                                ===========  ===========   ===========

Sales in kilowatt-hours (000's)
     Residential............................................      2,797,247    2,552,430     2,552,837
     Commercial.............................................      2,863,879    2,736,683     2,705,751
     Industrial.............................................      9,552,777    9,542,109     8,855,106
     Street lighting........................................         55,515       55,438        54,741
     Sales for resale.......................................      1,574,041      564,166       912,773
     Other..................................................         80,894       85,568        83,959
                                                                -----------  -----------   -----------
           Total............................................     16,924,353   15,536,394    15,165,167
                                                                ===========  ===========   ===========

Customers Served--End of Year:
     Residential............................................        359,260      355,658       350,964
     Commercial.............................................         41,275       41,308        40,634
     Industrial.............................................          2,579        2,672         2,686
     Other..................................................            829          831           828
                                                                -----------  -----------   -----------
           Total............................................        403,943      400,469       395,112
                                                                ===========  ===========   ===========

**Includes deferred fuel cost revenue of $8,688, $(4,826) and $4,813, respectively.

------------------------------------------------------------------------------
59

SELECTED SUPPLEMENTAL INFORMATION

====================================================================================================

Concluded
----------------------------------------------------------------------------------------------------
                                    Year Ended December 31,         1995          1994          1993
-----------------------------------------------------------  -----------   -----------   -----------
Operating Revenues
 Gas ($000's)..............................................  $   691,402   $   681,909   $   714,229
 Electric ($000's).........................................  $ 1,030,923   $   994,492   $   963,643
                                                             -----------   -----------   -----------
  Total Operating Revenues ($000's)........................  $ 1,722,325   $ 1,676,401   $ 1,677,872
Operating Margin ($000's)..................................  $ 1,037,194   $   993,327   $   985,450
Operating Income ($000's)..................................  $   284,912   $   261,149   $   262,045
Income Before Extraordinary Items ($000's).................  $   175,465   $   163,987   $   156,140
Net Income ($000's)........................................  $   175,465   $   163,987   $   156,140
Shares outstanding at year end.............................   62,379,596    63,905,389    65,828,838
Number of common shareholders..............................       37,299        39,172        41,038
Earnings (loss) per average common share...................  $      2.72   $      2.48   $      2.31

Return on average common equity............................         15.5%         14.6%         14.4%
Times interest earned (pre-tax)............................         3.75          3.56          3.47
Dividends paid per share...................................  $      1.56   $      1.44   $      1.32
Dividend payout ratio......................................         57.4%         58.1%         57.1%
Market values during the year:
 High......................................................  $    38.500   $    33.000   $    34.875
 Low.......................................................  $    29.250   $    26.125   $    26.125
 Close.....................................................  $    38.250   $    29.750   $    32.875
Book value of common shares................................  $     17.99   $     17.34   $     16.63
Market-to-book ratio at year end...........................        212.6%        171.6%        197.7%

Total Assets ($000's)......................................  $ 3,999,520   $ 3,947,138   $ 3,912,324
Construction expenditures ($000's)/a/......................  $   192,966   $   202,545   $   180,852
Capitalization:
 Common shareholders' equity ($000's)......................  $ 1,122,215   $ 1,107,848   $ 1,094,672
 Preferred and preference stock--
  Northern Indiana Public Service Company:
   Series without mandatory redemption provision ($000's)..  $    81,325   $    86,389   $    97,753
   Series with mandatory redemption provisions ($000's)....  $    63,651   $    66,057   $    68,462
  NIPSCO Industries, Inc.:
   Series with mandatory redemption provision ($000's).....  $    35,000   $    35,000   $    35,000
 Long-Term debt ($000's)...................................  $ 1,175,728   $ 1,180,338   $ 1,192,500
                                                             -----------   -----------   -----------
  Total Capitalization ($000's)............................  $ 2,477,919   $ 2,475,632   $ 2,488,387
Number of employees........................................        4,356         4,441         4,602

Notes: /a/Including AFUDC.
       /b/Excluding Extraordinary Loss related to Bailly N1 Plant
          Abandonment in 1985.
       /c/Excluding Carbon County, return would have been 6.1%.
       /d/Excluding Carbon County Coal Settlement and related income taxes.




-------------------------------------------------------------------------------

=========================================================================================================================

Concluded
-------------------------------------------------------------------------------------------------------------------------
                                    Year Ended December 31,              1992            1991          1990          1989
-----------------------------------------------------------       -----------     -----------   -----------   -----------
Operating Revenues
 Gas ($000's)..............................................       $   666,221     $   601,920   $   625,159   $   677,262
 Electric ($000's).........................................       $   916,135     $   933,241   $   895,836   $   882,303
                                                                  -----------     -----------   -----------   -----------
  Total Operating Revenues ($000's)........................       $ 1,582,356     $ 1,535,161   $ 1,520,995   $ 1,559,565
Operating Margin ($000's)..................................       $   927,089     $   919,951   $   885,262   $   900,035
Operating Income ($000's)..................................       $   246,217     $   254,354   $   247,777   $   252,807
Income Before Extraordinary Items ($000's).................       $   136,648     $   133,388   $   125,361   $    72,112/f/
Net Income ($000's)........................................       $   136,648     $   133,388   $   125,361   $    72,112/f/
Shares outstanding at year end.............................        65,758,350      66,671,615    68,874,229    69,369,492
Number of common shareholders..............................            38,097          39,346        41,285        43,763
Earnings (loss) per average common share...................       $     2.00     $      1.94   $      1.81   $      1.00/f/

Return on average common equity............................              13.1%           12.9%         12.7%          7.2%/f/
Times interest earned (pre-tax)............................              3.17            2.93          2.81          2.02/f/
Dividends paid per share...................................       $      1.24     $      1.16   $      1.04   $      0.84
Dividend payout ratio......................................             62.0%           59.8%         57.5%         84.0%/f/
Market values during the year:
 High......................................................       $    26.625     $    27.000   $    19.250   $    19.625
 Low.......................................................       $    22.500     $    18.500   $    15.750   $    13.125
 Close.....................................................       $    26.500     $    25.750   $    18.875   $    19.375
Book value of common shares................................       $     15.73     $     15.17   $     14.61   $     13.92
Market-to-book ratio at year end...........................            168.5%          169.7%        129.2%        139.2%

Total Assets ($000's)......................................       $ 3,807,941     $ 3,647,557   $ 3,625,181   $ 3,657,718
Construction expenditures ($000's)/a/......................       $   172,329     $   168,958   $   152,280   $   150,786
Capitalization:
 Common shareholders' equity ($000's)......................       $ 1,034,530     $ 1,011,666   $ 1,005,982   $   965,437
 Preferred and preference stock--
  Northern Indiana Public Service Company:
   Series without mandatory redemption provision ($000's)..       $    97,917     $    98,710   $    99,374   $    99,874
   Series with mandatory redemption provisions ($000's)....       $    70,668     $    53,978   $    59,358   $    66,309
  NIPSCO Industries, Inc.:
   Series with mandatory redemption provision ($000's).....       $    35,000     $    35,000   $    35,000   $        --
 Long-Term debt ($000's)...................................       $ 1,054,454     $ 1,068,708   $ 1,165,682   $ 1,261,760
                                                                  ------------    -----------   -----------   -----------
  Total Capitalization ($000's)............................       $ 2,292,569     $ 2,268,062   $ 2,365,396   $ 2,393,380
Number of employees........................................             4,648           4,600         4,547         4,825


=======================================================================================================================

Concluded
-----------------------------------------------------------------------------------------------------------------------
                                    Year Ended December 31,          1988          1987          1986              1985
-----------------------------------------------------------   -----------   -----------   -----------       -----------
Operating Revenues
 Gas ($000's)..............................................   $   620,723   $   581,130   $   741,021       $   943,855
 Electric ($000's).........................................   $   903,461   $   870,499   $   885,106       $   964,648
                                                              -----------   -----------   -----------       -----------
  Total Operating Revenues ($000's)........................   $ 1,524,184   $ 1,451,629   $ 1,626,127       $ 1,908,503
Operating Margin ($000's)..................................   $   863,213   $   777,573   $   756,712       $   803,864
Operating Income ($000's)..................................   $   257,923   $   192,415   $   179,896       $   198,098
Income Before Extraordinary Items ($000's).................   $   103,449   $    38,876   $   (40,477)      $    79,085
Net Income ($000's)........................................   $   103,449   $    38,876   $   (40,477)      $   (15,758)
Shares outstanding at year end.............................    73,310,210    73,243,100    73,170,788        73,045,160
Number of common shareholders..............................        47,324        50,074        56,466            74,303
Earnings (loss) per average common share...................   $      1.41   $      0.53   $     (0.55)/e/   $      1.11/b/

Return on average common equity............................          10.4%          4.1%         (4.2%)/c/          7.5%/b/
Times interest earned (pre-tax)............................          2.38          1.65          1.96/d/           2.24
Dividends paid per share...................................   $      0.60   $      0.15          none       $      1.56
Dividend payout ratio......................................         42.6%         28.3%           --              140.5%/b/
Market values during the year:
 High......................................................   $    14.125   $     13.00   $     13.50       $    12.875
 Low.......................................................   $     8.625   $      8.00   $     9.375       $     8.375
 Close.....................................................   $    13.875   $      8.50   $     11.75       $     9.875
Book value of common shares................................   $     14.03   $     13.13   $     12.90       $     13.46
Market-to-book ratio at year end...........................         98.9%         64.7%         91.1%             73.4%

Total Assets ($000's)......................................   $ 3,684,721   $ 3,821,690   $ 3,944,637       $ 3,833,302
Construction expenditures ($000's)/a/......................   $   116,874   $   156,750   $   197,324       $   279,175
Capitalization:
 Common shareholders' equity ($000's)......................   $ 1,028,554   $   961,562   $   943,933       $   983,127
 Preferred and preference stock--
  Northern Indiana Public Service Company:
   Series without mandatory redemption provision ($000's)..   $    99,937   $   191,392   $   191,392       $   191,392
   Series with mandatory redemption provisions ($000's)....   $    75,189   $   105,395   $   122,122       $   135,350
  NIPSCO Industries, Inc.:
   Series with mandatory redemption provision ($000's).....   $        --   $        --   $        --       $        --
 Long-Term debt ($000's)...................................   $ 1,308,303   $ 1,401,326   $ 1,552,324       $ 1,511,215
                                                              -----------   -----------   -----------       -----------
  Total Capitalization ($000's)............................   $ 2,511,983   $ 2,659,675   $ 2,809,771       $ 2,821,084
Number of employees........................................         4,946         5,172         5,695             5,774


/e/Earnings per share were reduced by $1.39 due to the payment in satisfaction of the Carbon County Coal Company contract litigation.
/f/Earnings per share were reduced by $0.72 due to the $82.0 million refund, less associated tax benefits of $30.3 million, related to the Bailly N1 generating unit.




-------------------------------------------------------------------------------
61