Form 10-K, Exhibit 13
period 1996-12-31
NIPSCO INDUSTRIES INC
filed 1997-03-27
CIK 823392

                                                                      EXHIBIT 13


                            NIPSCO Industries, Inc.

                                     INDEX
                                     -----

                                                                         PAGE
                                                                         ----
1996 Annual Report to Shareholders.

- Management's Discussion and Analysis of Financial Condition
   and Results of Operations.                                              23

- Consolidated Statement of Income.                                        29

- Consolidated Balance Sheet.                                              30

- Consolidated Statement of Capitalization.                                32

- Consolidated Statement of Long-Term Debt.                                33

- Consolidated Statement of Cash Flows.                                    34

- Consolidated Statement of Common Shareholders' Equity.                   35

- Notes to Consolidated Financial Statements.                              35

- Report of Independent Public Accountants.                                50

- Selected Supplemental Information.                                       51

1996 FINANCIAL REVIEW

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HOLDING COMPANY

  NIPSCO Industries, Inc. (Industries) is an Indiana corporation serving as the holding company for a number of subsidiaries, including four regulated companies: Northern Indiana Public Service Company (Northern Indiana); Kokomo Gas and Fuel Company (Kokomo Gas); Northern Indiana Fuel and Light Company, Inc. (NIFL); and Crossroads Pipeline Company (Crossroads). Northern Indiana is a public utility operating company supplying natural gas and electric energy to the public. Kokomo Gas and NIFL are public utility operating companies supplying natural gas to the public, and Crossroads is an interstate natural gas transmission company.

  Industries' major non-utility subsidiaries include NIPSCO Development Company, Inc. (Development); NIPSCO Energy Services, Inc. (Services); Primary Energy, Inc. (Primary); and NIPSCO Capital Markets, Inc. (Capital Markets).

  Development makes various investments, including real estate and venture capital investments. Services coordinates the energy-related diversification ventures of Industries. Primary arranges energy-related projects with large industrial customers. Capital Markets handles financing for Industries and its subsidiaries, other than Northern Indiana.

  The following discussion, except where noted, is attributable to the operations of Northern Indiana, Kokomo Gas, NIFL, and Crossroads (Utilities).

NET INCOME

  For 1996, net income of Industries increased to $176.7 million, or earnings of $2.88 per average common share, compared to $175.5 million, or earnings of $2.72 per average common share, for 1995. There were approximately 2.1 million fewer average common shares outstanding in 1996 than 1995. In 1994, net income was $164.0 million, or earnings of $2.48 per average common share. See Notes to Consolidated Financial Statements for Segments of Business regarding the revenue and utility operating income derived from the delivery of gas and electricity.

REVENUES

  Operating revenues increased $99.3 million, or 5.8%, over 1995. Operating revenues in 1995 increased $45.9 million, or 2.7%, from 1994.

  During 1996, gas deliveries in dekatherms (dth), which include transportation services, increased 6.6%. Gas sales in 1996 increased 14.5% due to higher sales to residential and commercial customers as a result of colder weather during the first quarter of 1996, and increased sales to industrial and wholesale customers. Gas transportation services increased 1.6% mainly due to increased deliveries by Crossroads, which were partially offset by decreased deliveries to Northern Indiana's industrial customers. The Utilities had approximately 718,400 gas customers at December 31, 1996. During 1995, gas deliveries increased 2.9% over 1994. Gas sales in 1995 increased 4.2% due to higher sales to residential and commercial customers as a result of colder weather during the fourth quarter of 1995. Gas transportation services increased 2.1% mainly due to increased deliveries by Crossroads.

  Gas revenues were $799.4 million in 1996, an increase of $108.0 million from 1995. The increase in gas revenues was mainly due to increased sales to residential and commercial customers as a result of colder weather during the first quarter of 1996, increased sales to industrial and wholesale customers, and increased gas costs per dth, which were partially offset by decreased gas transition costs. Gas revenues were $691.4 million in 1995, an increase of $9.5 million from 1994. The increase in gas revenues was mainly due to increased sales to residential and commercial customers as the result of colder weather during the fourth quarter of 1995, and increased gas transition charges partially offset by decreased gas costs. The large commercial and industrial customers continued to utilize transportation services provided by the Utilities. Gas transportation customers purchase much of their gas directly from producers and marketers and then pay a transportation fee to have their gas delivered over the Utilities' systems. The Utilities transported 194.4, 191.6, and 188.6 million dth in 1996, 1995, and 1994, respectively.

  In 1996, sales of electricity in kilowatt-hours (kwh) decreased 1.1% from 1995 mainly due to decreased sales to residential customers due to cooler summer weather in 1996, and decreased sales to industrial customers due to operational difficulties at several major industrial customers, which were partially offset by increased sales to commercial and wholesale customers. Northern Indiana had approximately 411,500 electric customers at December 31, 1996. In 1995, sales of electricity in kwh increased 8.9% over 1994 mainly due to higher sales to residential and commercial customers as a result of warmer weather in the third quarter of 1995, and increased sales to wholesale customers.

  In 1996, electric revenues were $1.022 billion, a decrease of $8.7 million from 1995. The decrease in electric revenues was mainly due to decreased sales to residential customers due to cooler summer weather in 1996, and decreased sales to industrial customers due to operational difficulties at several major industrial customers, which were partially offset by increased sales to commercial and wholesale customers. In 1995, electric revenues were $1.031 billion, an increase of $36.4 million from 1994. The increase in electric revenues was mainly due to higher sales to residential and commercial customers as a result of warmer weather in the third quarter of 1995, and increased sales to wholesale customers, and was partially offset by lower fuel costs per kwh and to transitional rate adjustments to industrial customers signing new five-year contracts early in 1995.

  The components of the changes in gas and electric revenues are shown in the following tables:

                                                        YEAR 1996   YEAR 1995
                                                       COMPARED TO COMPARED TO
                                                        YEAR 1995   YEAR 1994
                                                       ----------- -----------
                                                        (DOLLARS IN MILLIONS)
   Gas Revenue
     Pass through of net changes in purchased gas
      costs, gas storage and storage transportation
      costs...........................................   $ 55.3      $(59.2)
     Gas transition costs.............................    (33.5)       47.4
     Changes in sales levels..........................     85.6        22.4
     Gas transported..................................      0.6        (1.1)
                                                         ------      ------
   Gas Revenue Change.................................   $108.0      $  9.5
                                                         ------      ------
   Electric Revenue
     Pass through of net changes in fuel costs........   $  3.2      $(14.6)
     Changes in sales levels..........................    (11.9)       51.0
                                                         ------      ------
                                                         $ (8.7)     $ 36.4
                                                         ------      ------
       Total Revenue Change...........................   $ 99.3      $ 45.9
                                                         ======      ======

  See Rate Matters in Notes to Consolidated Financial Statements regarding FERC Order No. 636 transition costs.

  The basic steel industry accounted for 29% of natural gas delivered (including volumes transported) and 35% of electric sales during 1996.

  The Utilities' rate schedules for electric and gas service to their customers contain an electric rate adjustment clause for changes in the cost of fuel and firm purchases of electric energy; and gas rate adjustment clauses to reflect changes in the cost of gas purchased, contracted gas storage and storage transportation costs. (See Fuel Adjustment Clause and Gas Cost Adjustment Clause under Summary of Significant Accounting Policies in Notes to Consolidated Financial Statements.)

GAS COSTS

  The Utilities' gas costs increased $84.6 million (21.2%) in 1996 due to increased purchases and increased gas costs per dth, which were partially offset by decreased gas transition costs. The average cost for the Utilities purchased gas in 1996, after adjustment for gas transition costs billed to transport customers, was $3.07 per dth as compared to $2.68 per dth in 1995. Gas costs decreased $4.3 million (1.0%) in 1995 due to lower gas costs per dth partially offset by increased purchases. The average cost for the Utilities purchased gas in 1995, after adjustment for transition charges billed to transport customers, was $2.68 per dth as compared to $2.95 per dth in 1994.

FUEL AND PURCHASED POWER

  Cost of fuel for electric generation in 1996 decreased mainly as a result of decreased production. The average cost per kwh generated decreased 0.6% from 1995 to 15.79 mills. The cost of fuel for electric generation decreased in 1995 from 1994 mainly as a result of lower costs for coal and was partially offset by increased production. The average cost per kwh generated decreased 5.7% from 1994 to 15.89 mills.

  Power purchased increased $10.1 million in 1996 as a result of increased bulk power purchases and increased cost per megawatt purchased. Power purchased increased $11.1 million in 1995 mainly as a result of increased bulk power purchases from other utilities due to increased sales.

OPERATION MARGINS

  Operating margins increased $13.7 million in 1996 to $1.051 billion. The gas operating margin increased $23.4 million in 1996 due to increased sales to residential and commercial customers reflecting colder weather during the first quarter of 1996, increased sales to industrial and wholesale customers, and increased deliveries of gas transported for others. Operating margin from electric sales decreased $9.7 million due to decreased sales to residential customers reflecting cooler summer weather in 1996, and decreased sales to industrial customers due to plant operational difficulties at several major customers, which were partially offset by increased sales to commercial and wholesale customers. Operating margins increased $43.9 million in 1995 to $1.037 billion. The gas operating margin increased $13.8 million in 1995 mainly due to the increased sales to residential and commercial customers due to colder weather during the fourth quarter of 1995. Operating margins from electric sales increased $30.1 million reflecting increased sales to residential and commercial customers as a result of warmer weather in the third quarter of 1995, and increased sales to wholesale customers, partially offset by transitional rate adjustments to industrial customers.

OPERATING EXPENSES AND TAXES

  Operating expenses and taxes (except income) in 1996 increased 1.5% from 1995 to $653.6 million and in 1995 increased 1.5% from 1994 to $643.8 million.

  Operation expenses increased $3.3 million in 1996 over 1995 due to increased pollution control facility costs, environmental costs of $5.9 million, and other various increased operating costs partially offset by reduced pension costs. Operation expenses increased $3.2 million in 1995 from 1994 reflecting a December 1995 Indiana Utility Regulatory Commission (Commission) order to refund $3.4 million to electric customers related to a 1992 insurance settlement previously credited to operating and maintenance expenses.

  Maintenance expenses decreased $8.3 million in 1996 from 1995 mainly reflecting decreased maintenance activity at electric production facilities and gas underground storage facilities. Maintenance expenses decreased $1.9 million in 1995 from 1994 due to reduced maintenance activities.

  Depreciation and amortization expense increased $13.9 million in 1996 from 1995 resulting from plant additions, increased amortization of computer software, and the amortization of deferred costs related to scrubber services provided by Pure Air at the Bailly Generating Station. Depreciation and amortization expenses increased $6.9 million in 1995 from 1994 mainly due to net plant additions.

  Utility income taxes increased $2.5 million in 1996 from 1995 mainly as a result of increased pre-tax income and increased $10.7 million in 1995 from 1994 mainly due to higher pre-tax operating income.

  Other Income (Deductions) increased $9.9 million in 1996 from 1995 mainly reflecting improved results from non-regulated operations and the sale of Crescent Dunes Lakeshore property to the National Park Service. Other Income (Deductions) decreased $6.4 million in 1995 from 1994 reflecting the inclusion in 1994 of a $5.6 million after-tax benefit for the Northern Indiana land donation to the Shafer and Freeman Lakes Environmental Conservation Corporation.

  Interest and other charges increased $10.0 million and $5.8 million in 1996 and 1995, respectively. The 1996 increase reflects the issuance of $169,275,000 of Northern Indiana's Medium-Term Notes, Series D, and $75 million of Capital Markets' Junior Subordinated Deferrable Interest Debentures, Series A, and the discontinuance of carrying charges on deferred charges related to the Bailly Generating Station scrubber service agreement. The 1995 increase reflects increases in short-term borrowing rates and long-term debt outstanding partially offset by reduced dividend requirements on Northern Indiana preferred stock.

  See Notes to Consolidated Financial Statements for a discussion of Regulatory Assets, Carrying Charges and Deferred Depreciation, Allowance for Funds Used During Construction, FERC Order No. 636, Income Taxes, and Postretirement Benefits.

ENVIRONMENTAL MATTERS

  The Utilities have an ongoing program to remain aware of laws and regulations involved with hazardous waste and other environmental matters. It is the Utilities' intent to continue to evaluate their facilities and properties with respect to these rules and identify any sites that would require corrective action. The Utilities have recorded a reserve of $16.8 million to cover probable corrective actions as of December 31, 1996; however, environmental regulations and remediation techniques are subject to future change. The ultimate cost could be significant, depending on the extent of corrective actions required. Based upon investigations and management's understanding of current laws and regulations, the Utilities believe that any corrective actions required, after consideration of insurance coverages and contributions from other potentially responsible parties, will not have a significant impact on the financial position or results of operations of Industries.

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

  The CAAA contain provisions that could lead to limitations on emissions of nitrogen oxides and hazardous air pollutants which may require significant capital expenditures for control of these emissions. Northern Indiana is pursuing a nitrogen oxide control program to meet future requirements. Northern Indiana cannot predict the costs of complying with CAAA requirements.

  The Environmental Protection Agency (EPA) has notified Northern Indiana that it is a "potentially responsible party" (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) and may be required to share in the cost of cleanup of several waste disposal sites identified by the EPA. The sites are in various stages of investigation, analysis, and remediation. At each of the sites, Northern Indiana is one of several PRPs, and it is expected that remedial costs, as provided under CERCLA, will be shared among them. At some sites, Northern Indiana and/or the other named PRPs are presently working with the EPA to clean up the sites and avoid the imposition of fines or added costs.

  The Utilities have instituted a program to investigate former manufactured-gas plants where one of them is the current or former owner. The Utilities have identified twenty-seven of these sites and made visual inspections of these sites. Initial samplings have been conducted at seventeen sites. Follow-up investigations have been conducted at seven sites and potential remedial measures are being evaluated. The Utilities will continue their program to assess sites. During the follow-up investigation of the former manufactured-gas plant in Elkhart, Indiana, Northern Indiana noted the presence of hydrocarbons in the Elkhart River. Northern Indiana reported this finding to the Indiana Department of Environmental Management (IDEM) and the EPA. Northern Indiana has placed the Elkhart site in the IDEM Voluntary Remediation Program (VRP). The goal of placing the site in the VRP will be to obtain IDEM approval of the determination and subsequent implementation of what remedial measures, if any, may be needed.

  Northern Indiana was notified by IDEM in 1992 of the release of a petroleum substance into the St. Mary's River in Fort Wayne, Indiana, from the site of a former manufactured-gas plant formerly owned by Northern Indiana. In cooperation with IDEM, Northern Indiana has taken steps to investigate and contain the substance. Northern Indiana has remediated part of the Fort Wayne site. The remainder of the site is being evaluated to determine what further remedial measures, if any, may be needed.

  During the course of investigation activities, Northern Indiana noted the presence of manufactured-gas plant residuals in the St. Mary's River in Fort Wayne, Indiana and the Wabash River in Peru, Indiana. Northern Indiana notified IDEM and the EPA and immediately took steps to contain the material at both sites.

  Northern Indiana and Indiana Gas Company, Inc. (Indiana Gas) have entered into an agreement covering cost sharing and management of investigation and remediation programs at five former manufactured-gas plant sites at which both companies or their predecessors were former operators or owners. One of these sites is the Lafayette site which Indiana Gas had previously notified Northern Indiana is being investigated and remediated pursuant to an administrative order with IDEM. Northern Indiana also notified Cinergy Services, Inc. (Cinergy) (formerly PSI Energy, Inc.) that it was a former owner or operator of seven former manufactured-gas plants at which Northern Indiana had conducted or was planning investigation or remediation activities. In December 1996, Northern Indiana sent a written demand to Cinergy related to one of these sites, Goshen. Northern Indiana demanded that Cinergy pay Northern Indiana for costs Northern Indiana has already incurred and to be incurred to implement the needed remedy at the Goshen site.

  The Utilities have met with various companies that provided insurance coverage which the Utilities believe covers costs related to actions taken at former manufactured-gas plants. In September 1995, certain insurance companies initiated a suit in Indiana state court against Northern Indiana to deny coverage. Later, in September 1995, Northern Indiana filed a more comprehensive suit in Federal Court in Indiana against those insurers and several other insurance companies, seeking coverage for costs associated with several former manufactured-gas plant sites. The state court action is stayed pending resolution of the Northern Indiana suit in Federal Court. Both sides have motions pending in the Federal Court lawsuit that would be dispositive of the case. Northern Indiana has obtained cash settlements from some of its insurers.

  In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities." This statement provides authoritative guidance for recognition, measurement, display, and disclosure of environmental remediation liabilities in financial statements. The Utilities will adopt this standard on January 1, 1997 and adoption will not have a material impact on Industries' financial position or results of operations.

  The possibility that exposure to electric and magnetic fields (EMF) emanating from power lines, household appliances and other electric sources may result in adverse health effects has been the subject of public, governmental, and media attention. Recently, the U.S. National Research Council of the National Academy of Sciences concluded in a report, after examining more than 500 EMF studies spanning seventeen years, that among other things, there is insufficient evidence to consider EMF a threat to human health. Despite the report's findings, future research appropriations are continuing to be dedicated to explore the issue.

LIQUIDITY AND CAPITAL RESOURCES

  During the next few years, it is anticipated that the great majority of earnings available for distribution of dividends will depend upon dividends paid to Industries by Northern Indiana. See Notes to Consolidated Financial Statements for a discussion of the Common Share Dividend.

  Construction expenditures by Industries for 1996, 1995, and 1994 were approximately $208 million, $193 million, and $203 million, respectively. Industries' total utility plant investment on December 31, 1996, was $5.7 billion.

  During 1996, Industries' non-utility subsidiaries acquired interests in other properties and investments totaling approximately $36 million.

  In 1994, the Commission authorized Northern Indiana to issue up to $289,275,000 of its Medium-Term Notes, Series D, due from one year to thirty years, for purposes of refinancing certain first mortgage bonds and medium-term notes. During 1994, $120.0 million of the Medium-Term Notes, Series D, were issued to refinance certain first mortgage bonds. On June 12, 1995, the remaining $169,275,000 of Medium-Term Notes, Series D, were issued and part of the proceeds were used to redeem all of the outstanding First Mortgage Bonds, Series U and Z, aggregating $94.8 million, on July 3, 1995.

  On February 13, 1996, Capital Markets issued $75 million of 7 3/4% Junior Subordinated Deferrable Interest Debentures, Series A, due March 31, 2026 (Debentures) pursuant to an underwritten public offering. Proceeds from the sale of the Debentures were used to pay short-term debt incurred to redeem on January 12, 1996 Industries' $35 million of 8.75% Preferred Shares, pursuant to mandatory redemption, and to pay other short-term debt of Capital Markets. Capital Markets expects to refinance its 7.57% Zero Coupon Notes maturing in the amount of $72.5 million on December 1, 1997.

  Capital Markets has a $150 million revolving Credit Agreement which terminates August 19, 1999, unless extended by its terms. This facility provides short-term financing flexibility to Industries and also serves as the back-up instrument for a commercial paper program. As of December 31, 1996, there were no borrowings outstanding under this agreement.

  Capital Markets also has $95 million of money market lines of credit. As of December 31, 1996, $27.0 million of borrowings were outstanding under these lines of credit.

  As of December 31, 1996, Capital Markets had $119.3 million in commercial paper outstanding, having a weighted average interest rate of 5.78%.

  The obligations of Capital Markets are subject to a Support Agreement between Industries and Capital Markets, under which Industries has committed to make payments of interest and principal on Capital Markets' securities in the event of a failure to pay by Capital Markets. Restrictions in the Support Agreement prohibit recourse on the part of Capital Markets' investors against the stock and assets of Northern Indiana. Under the terms of the Support Agreement, in addition to the cash flow of cash dividends paid to Industries by any of its consolidated subsidiaries, the assets of Industries, other than the stock and assets of Northern Indiana, are available as recourse to holders of Capital Markets' securities. The carrying value of those assets other than Northern Indiana, reflected in the consolidated financial statements of Industries, is approximately $518.9 million at December 31, 1996.

  Cash flow from operations has provided sufficient liquidity to meet current operating requirements. Because of the seasonal nature of the utility business and the construction program, Northern Indiana makes use of commercial paper intermittently as short-term financing. As of December 31, 1996, Northern Indiana had $193.9 million in commercial paper outstanding, having a weighted average interest rate of 5.43%.

  Northern Indiana has a $250 million revolving Credit Agreement with several banks which terminates August 19, 1999, unless extended by its terms. As of December 31, 1996, there were no borrowings outstanding under this agreement. In addition, Northern Indiana has $14.2 million in lines of credit which run to May 31, 1997 which are expected to be renewed for the subsequent twelve-month period. The credit pricing of each of the lines varies from either the lending banks' commercial prime or market rates. Northern Indiana has agreed to compensate the participating banks with arrangements that vary from no commitment fees to a combination of fees which are mutually satisfactory to both parties. As of December 31, 1996, there were no borrowings under these lines of credit. The Credit Agreement and lines of credit are also available to support the issuances of commercial paper.

  Northern Indiana also has $273.5 million of money market lines of credit. As of December 31, 1996, $79.0 million of borrowings were outstanding under these lines of credit.

  Northern Indiana has a $50 million uncommitted finance facility. At December 31, 1996, there were no borrowings outstanding under this facility.

  During recent years, Northern Indiana has been able to finance its construction program with internally generated funds and expects to be able to meet future commitments through such funds.

  The Utilities do not expect the effects of inflation at current levels to have a significant impact on their results of operations, ability to contain cost increases, or need to seek timely and adequate rate relief. The Utilities do not anticipate the need to file for gas and electric base rate increases in the near future.

COMPETITION

  The Energy Policy Act of 1992 (Energy Act) allows FERC to order electric utilities to grant access to transmission systems by third-party power producers. The Energy Act specifically prohibits federally mandated wheeling of power for retail customers. On April 24, 1996, the FERC issued its Order No. 888 which opens wholesale power sales to competition and requires public utilities owning, controlling, or operating transmission lines to file non-discriminatory open access tariffs that offer others the same transmission service they provide themselves. Order No. 888 also provides for the full recovery of stranded costs--that is, costs that were prudently incurred to serve power customers and that could go unrecovered if these customers use open access to move to another supplier. FERC expects this rule will accelerate competition and bring lower prices and more choices to wholesale energy customers. Although wholesale customers represent a relatively small portion of Northern Indiana's sales, Northern Indiana will continue its efforts to retain and add customers by offering competitive rates.

  In January 1997, legislation was introduced to the Indiana General Assembly addressing electric utility competition and deregulation. Under the proposed legislation, an electric utility would be required to separate its production and marketing functions from the transmission and distribution functions to eliminate a competitive market advantage related to organizational structure. There would be a transition period from October 1, 1999 through June 30, 2004, during which an electric utility's cost of service in rates would transition to a target price based upon Indiana utility averages. Amounts collected by an electric utility above the target price during the transition period would provide for recovery of transition costs. Under the proposed legislation, each electric utility company would be required to file a proposed distribution comparability tariff for unbundled electric service. Customers would have the right to choose their electricity supplier effective with the transition period. During the transition period, access charges would be billed to those customers choosing a new supplier. Regulatory assets not recovered during the transition period and not included as part of the cost-based transmission and distribution function would not be recoverable from customers. After the transition period, customers would be required to make an affirmative election as to their electricity supplier; if no election is made, the Commission would assign a supplier. Management believes that the likelihood of passage of this proposed legislation, in its current form, is remote.

  Operating in a competitive environment will place added pressures on utility profit margins and credit ratings. Increasing competition in the electric utility industry has already led the credit rating agencies to apply more stringent guidelines in making credit rating determinations.

  Competition within the electric utility industry will create opportunities to compete for new customers and revenues, as well as increase the risk of the loss of customers. Industries' management has taken steps to make the company more competitive and profitable in the changing utility environment, including partnering on energy projects with major industrial customers and conversions of some of its generating units to allow use of lower cost, low sulfur coal.

  FERC Order No. 636 shifted primary responsibility for gas acquisition, transportation, and peak days' supply from pipelines to local gas distribution companies, such as the Utilities. Although pipelines continue to transport gas, they no longer provide sales service. The Utilities believe they have taken appropriate steps to ensure the continued acquisition of adequate gas supplies at reasonable prices.

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

  Northern Indiana filed a petition for an Alternative Regulatory Plan (ARP) with the Commission on November 29, 1995. The purpose of the ARP is to create a business and regulatory environment and structure which will permit increased choice for gas customers, competition among suppliers, and improved natural gas service. In its ARP, Northern Indiana proposes to implement new rates and services that would include, but not be limited to, further unbundling of services for additional customer classes which would include increased customer choice for sources of natural gas supply, negotiated services and prices, and incentive gas and storage cost mechanisms. The Commission will hold hearings on the ARP during the first quarter of 1997.

  To date, the Utilities have not been materially adversely affected by competition, and management does not foresee substantial adverse effects in the near future, unless the current regulatory structure is adversely altered. The Utilities believe the steps they are taking to deal with increased competition will have significant, positive effects in the next few years.

                         (SELECTED STATISTICAL CHARTS)

                         (CAPITALIZATION RATIOS CHART)

                                                     COMMON PREFERRED AND
                                           LONG-TERM SHARE   PREFERENCE
        YEAR                                 DEBT    EQUITY     STOCK     TOTAL
        ----                               --------- ------ ------------- -----
        1987..............................   52.7%    36.1%     11.2%     100.0%
        1988..............................   52.0%    41.0%      7.0%     100.0%
        1989..............................   52.3%    40.8%      6.9%     100.0%
        1990..............................   49.2%    42.6%      8.2%     100.0%
        1991..............................   47.1%    44.6%      8.3%     100.0%
        1992..............................   46.0%    45.1%      8.9%     100.0%
        1993..............................   47.9%    44.0%      8.1%     100.0%
        1994..............................   47.7%    44.7%      7.6%     100.0%
        1995..............................   47.4%    45.3%      7.3%     100.0%
        1996..............................   47.6%    46.4%      6.0%     100.0%

                     COST OF FUEL FOR ELECTRIC GENERATION
                                (MILLS PER KWH)

             YEAR                      (MILLD PRT KWH)
             ----                      ---------------
             1987.....................      21.02
             1988.....................      19.09
             1989.....................      18.01
             1990.....................      18.13
             1991.....................      17.86
             1992.....................      16.82
             1993.....................      16.65
             1994.....................      16.85
             1995.....................      15.89
             1996.....................      15.79

                     COST OF GAS PURCHASED FOR RESALE CHART
                            (DOLLARS PER DEKATHERM)

                                            DOLLARS
             YEAR                        PER DEKATHERM
             ----                        -------------
             1987.......................     2.94
             1988.......................     3.03
             1989.......................     3.21
             1990.......................     3.40
             1991.......................     3.16
             1992.......................     3.31
             1993.......................     3.27
             1994.......................     3.03
             1995.......................     3.00
             1996.......................     3.16

                            NIPSCO INDUSTRIES, INC.

                        CONSOLIDATED STATEMENT OF INCOME

                                                YEAR ENDED DECEMBER 31,
                                            ----------------------------------
                                               1996        1995        1994
                                            ----------  ----------  ----------
                                             (DOLLARS IN THOUSANDS, EXCEPT
                                                   PER SHARE AMOUNTS)
Operating Revenues:
  Gas...................................... $  799,395  $  691,402  $  681,909
  Electric.................................  1,022,231   1,030,923     994,492
                                            ----------  ----------  ----------
                                             1,821,626   1,722,325   1,676,401
                                            ----------  ----------  ----------
Cost of Energy:
  Gas costs................................    483,777     399,113     403,437
  Fuel for electric generation.............    233,215     242,337     247,134
  Power purchased..........................     53,751      43,681      32,503
                                            ----------  ----------  ----------
                                               770,743     685,131     683,074
                                            ----------  ----------  ----------
Operating Margin...........................  1,050,883   1,037,194     993,327
                                            ----------  ----------  ----------
Operating Expenses and Taxes (except
 income):
  Operation................................    294,240     290,951     287,766
  Maintenance..............................     70,023      78,293      80,170
  Depreciation and amortization............    215,028     201,137     194,283
  Taxes (except income)....................     74,304      73,452      72,227
                                            ----------  ----------  ----------
                                               653,595     643,833     634,446
                                            ----------  ----------  ----------
Operating Income Before Utility Income
 Taxes.....................................    397,288     393,361     358,881
                                            ----------  ----------  ----------
Utility Income Taxes.......................    110,995     108,449      97,732
                                            ----------  ----------  ----------
Operating Income...........................    286,293     284,912     261,149
                                            ----------  ----------  ----------
Other Income (Deductions)..................      5,693      (4,241)      2,216
                                            ----------  ----------  ----------
Interest and Other Charges:
  Interest on long-term debt...............     85,382      82,655      78,292
  Other interest...........................     17,449      12,781      11,650
  Allowance for borrowed funds used during
   construction and carrying charges.......       (896)     (3,678)     (4,374)
  Amortization of premium, reacquisition
   premium, discount and expense on debt,
   net.....................................      4,605       4,402       3,897
  Dividend requirements on preferred stocks
   of subsidiary...........................      8,712       9,046       9,913
                                            ----------  ----------  ----------
                                               115,252     105,206      99,378
                                            ----------  ----------  ----------
Net Income.................................    176,734     175,465     163,987
Dividend requirements on preferred shares..        119       3,063       3,063
                                            ----------  ----------  ----------
Balance available for common shareholders.. $  176,615  $  172,402  $  160,924
                                            ==========  ==========  ==========
Average common shares outstanding.......... 61,190,750  63,281,177  64,820,039
Earnings per average common share.......... $     2.88  $     2.72  $     2.48
                                            ==========  ==========  ==========
Dividends declared per common share........ $     1.71  $     1.59  $     1.47
                                            ==========  ==========  ==========

  The accompanying notes to consolidated financial statements are an integral part of this statement.

                            NIPSCO INDUSTRIES, INC.

                           CONSOLIDATED BALANCE SHEET

                                                               DECEMBER 31,
                                                           ---------------------
                                                              1996       1995
                                                           ---------- ----------
                                                                (DOLLARS IN
                                                                THOUSANDS)
ASSETS
Utility Plant, at original cost (including construction
 work in progress of $166,812 and $145,129,
 respectively):
 Electric................................................  $4,050,084 $3,935,103
 Gas.....................................................   1,344,230  1,301,687
 Common..................................................     346,636    350,168
                                                           ---------- ----------
                                                            5,740,950  5,586,958
 Less--Accumulated provision for depreciation and
  amortization...........................................   2,546,162  2,373,694
                                                           ---------- ----------
   Total utility plant...................................   3,194,788  3,213,264
                                                           ---------- ----------
Other Property and Investments:
 Other property, at cost, less accumulated provision for
  depreciation...........................................     147,370    136,006
 Investments, at equity..................................      52,260     47,565
 Investments, at cost....................................      30,424     22,899
 Other investments.......................................      20,090     17,315
                                                           ---------- ----------
   Total other property and investments..................     250,144    223,785
                                                           ---------- ----------
Current Assets:
 Cash and cash equivalents...............................      26,333     28,496
 Accounts receivable, less reserve of $5,569 and $7,264,
  respectively...........................................     165,441    108,998
 Fuel adjustment clause..................................       9,149     10,301
 Gas cost adjustment clause..............................     100,214      1,423
 Materials and supplies, at average cost.................      59,859     65,044
 Electric production fuel, at average cost...............      26,483     14,258
 Natural gas in storage..................................      65,093     60,884
 Prepayments and other...................................      58,507     27,177
                                                           ---------- ----------
   Total current assets..................................     511,079    316,581
                                                           ---------- ----------
Other Assets:
 Regulatory assets.......................................     231,469    212,491
 Prepayments and other...................................      86,863     33,399
                                                           ---------- ----------
   Total other assets....................................     318,332    245,890
                                                           ---------- ----------
                                                           $4,274,343 $3,999,520
                                                           ========== ==========
CAPITALIZATION AND LIABILITIES
Capitalization (see page 32):
 Common shareholders' equity (see page 35)...............  $1,100,501 $1,122,215
 Preferred stocks--
   Northern Indiana Public Service Company:
     Series without mandatory redemption provisions......      81,126     81,325
     Series with mandatory redemption provisions.........      61,246     63,651
   NIPSCO Industries, Inc.:
     Series with mandatory redemption provisions.........         --      35,000
 Long-term debt, excluding amounts due within one year...   1,127,106  1,175,728
                                                           ---------- ----------
      Total capitalization...............................   2,369,979  2,477,919
                                                           ---------- ----------
Current Liabilities:
 Current portion of long-term debt.......................     144,552     96,855
 Short-term borrowings...................................     425,985    260,671
 Accounts payable........................................     251,730    151,691
 Sinking funds due within one year.......................       3,328      2,621
 Dividends declared on common and preferred stocks.......      28,308     28,179
 Customer deposits.......................................      17,580     11,361
 Taxes accrued...........................................      78,723     28,952
 Interest accrued........................................       7,557      8,439
 Accrued employment costs................................      44,186     46,695
 Other accruals..........................................      20,250     33,753
                                                           ---------- ----------
      Total current liabilities..........................   1,022,199    669,217
                                                           ---------- ----------
Other:
 Deferred income taxes...................................     602,745    596,940
 Deferred investment tax credits, being amortized over
  life of related property...............................     108,258    115,666
 Deferred credits........................................      48,432     53,641
 Accrued liability for postretirement benefits...........     109,429     76,342
 Other noncurrent liabilities............................      13,301      9,795
                                                           ---------- ----------
Total other..............................................     882,165    852,384
                                                           ---------- ----------
Commitments and Contingencies (see notes)
                                                           $4,274,343 $3,999,520
                                                           ========== ==========

  The accompanying notes to consolidated financial statements are an integral part of this statement.

                            NIPSCO INDUSTRIES, INC.

                    CONSOLIDATED STATEMENT OF CAPITALIZATION

                                                        DECEMBER 31,
                                             -----------------------------------
                                                   1996              1995
                                             ----------------- -----------------
                                                   (DOLLARS IN THOUSANDS)
Common shareholders' equity (see page 35)..  $1,100,501  46.4% $1,122,215  45.3%
                                             ----------        ----------
Preferred Stocks, which are redeemable
 solely at option of issuer:
  Northern Indiana Public Service Company--
    Cumulative preferred stock--$100 par
     value--
      4 1/4% series--209,145 and 209,190
       shares outstanding, respectively....      20,915            20,919
      4 1/2% series--79,996 shares
       outstanding.........................       8,000             8,000
      4.22% series--106,198 shares
       outstanding.........................      10,620            10,620
      4.88% series--100,000 shares
       outstanding.........................      10,000            10,000
      7.44% series--41,890 shares
       outstanding.........................       4,189             4,189
      7.50% series--34,842 shares
       outstanding.........................       3,484             3,484
      Premium on preferred stock...........         254               254
    Cumulative preferred stock--no par
     value--
      Adjustable Rate (6.00% at December
       31, 1996)
       --Series A (stated value--$50 per
       share), 473,285 and 477,185 shares
       outstanding, respectively...........      23,664            23,859
                                             ----------        ----------
                                                 81,126   3.4%     81,325   3.3%
                                             ----------        ----------
Redeemable Preferred Stocks, subject to
 mandatory redemption requirements or whose
 redemption is outside the control of
 issuer:
  Northern Indiana Public Service Company--
    Cumulative preferred stock--$100 par
     value--
      8.85% series--75,000 and 87,500
       shares outstanding, respectively....       7,500             8,750
      7 3/4% series--44,460 and 50,014
       shares outstanding, respectively....       4,446             5,001
      8.35% series--63,000 and 69,000
       shares outstanding, respectively....       6,300             6,900
      Cumulative preferred stock--no par
       value--6.50% series--430,000 shares
       outstanding.........................      43,000            43,000
                                             ----------        ----------
                                                 61,246   2.6%     63,651   2.6%
                                             ----------        ----------
  NIPSCO Industries, Inc.
    Cumulative preferred shares--without
     par value--8.75% series (stated
     value--$100 per share), 0 and 350,000
     shares outstanding, respectively......         --    0.0%     35,000   1.4%
                                             ----------        ----------
Long-term debt (see page 33)...............   1,127,106  47.6%  1,175,728  47.4%
                                             ---------- ------ ---------- ------
      Total capitalization.................  $2,369,979 100.0% $2,477,919 100.0%
                                             ========== ====== ========== ======

  The accompanying notes to consolidated financial statements are an integral part of this statement.

                            NIPSCO INDUSTRIES, INC.

                    CONSOLIDATED STATEMENT OF LONG-TERM DEBT

                                                            DECEMBER 31,
                                                        ----------------------
                                                           1996        1995
                                                        ----------  ----------
                                                             (DOLLARS IN
                                                             THOUSANDS)
Northern Indiana Public Service Company:
  First mortgage bonds--
    Series O, 6 3/8%--due September 1, 1997............ $      --   $   25,747
    Series P, 6 7/8%--due October 1, 1998..............     14,509      14,509
    Series T, 7 1/2%--due April 1, 2002................     40,000      40,500
    Series NN, 7.10%--due July 1, 2017.................     55,000      55,000
                                                        ----------  ----------
      Total............................................    109,509     135,756
                                                        ----------  ----------
  Pollution control notes and bonds--
    Series A note--City of Michigan City--5.70% due
     October 1, 2003...................................     19,000      20,000
    Series 1988 Bonds--Jasper County--Series A, B and C
     3.58% weighted average at December 31, 1996, due
     November 1, 2016..................................    130,000     130,000
    Series 1988 Bonds--Jasper County--Series D
     3.55% weighted average at December 31, 1996, due
     November 1, 2007..................................     24,000      24,000
    Series 1994 Bonds--Jasper County--Series A
     5.10% at December 31, 1996, due August 1, 2010....     10,000      10,000
    Series 1994 Bonds--Jasper County--Series B
     5.10% at December 31, 1996, due June 1, 2013......     18,000      18,000
    Series 1994 Bonds--Jasper County--Series C
     5.10% at December 31, 1996, due April 1, 2019.....     41,000      41,000
                                                        ----------  ----------
      Total............................................    242,000     243,000
                                                        ----------  ----------
Medium-term notes--
    Issued at interest rates between 5.83% and 7.64%,
     with a weighted average interest rate of 6.85% and
     various maturities between April 6, 1998 and
     January 19, 2024..................................    644,025     684,025
                                                        ----------  ----------
  Unamortized premium and discount on long-term debt,
   net.................................................     (3,526)     (4,040)
                                                        ----------  ----------
      Total long-term debt of Northern Indiana Public
       Service Company.................................    992,008   1,058,741
                                                        ----------  ----------
NIPSCO Capital Markets, Inc.:
  Subordinated Debentures--Series A, 7 3/4%, due March
   31, 2026............................................     75,000         --
  Zero Coupon Notes--7.57%, $72,500 at maturity, due
   December 1, 1997....................................        --       62,875
                                                        ----------  ----------
      Total long-term debt of NIPSCO Capital Markets,
       Inc.............................................     75,000      62,875
                                                        ----------  ----------
NIPSCO Development Company, Inc.:
  Lake Erie Land Company--Notes Payable--8.25%--due
   June 30, 1998.......................................        100         389
  Elm Energy and Recycling (UK), Ltd. Term Loan
   Facility--
    Weighted average interest rate of 8.22% at December
     31, 1996, due December 31, 2004...................     40,576      34,516
  NDC Douglas Properties, Inc.--Notes Payable--
    Interest rates of 6.72% and 8.15% with a weighted
     average interest rate of 7.76% and maturities
     through April 1, 2006.............................     19,422      19,207
                                                        ----------  ----------
      Total long-term debt of NIPSCO Development
       Company, Inc....................................     60,098      54,112
                                                        ----------  ----------
      Total long-term debt, excluding amounts due in
       one year........................................ $1,127,106  $1,175,728
                                                        ==========  ==========

  The accompanying notes to consolidated financial statements are an integral part of this statement.

                            NIPSCO INDUSTRIES, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                 YEAR ENDED DECEMBER 31,
                                             ----------------------------------
                                                1996        1995        1994
                                             ----------  ----------  ----------
                                                  (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net income...............................  $  176,734  $  175,465  $  163,987
Adjustments to reconcile net income to net
 cash:
  Depreciation and amortization............     215,028     201,137     194,283
  Deferred federal and state operating
   income taxes, net.......................      27,419      (2,681)    (11,488)
  Deferred investment tax credits, net.....      (7,408)     (7,515)     (6,499)
  Advance contract payment.................     (17,100)        --          --
  Change in certain assets and
   liabilities--
    Accounts receivable, net...............     (56,443)    (34,105)     28,830
    Electric production fuel...............     (12,225)      4,089       3,186
    Materials and supplies.................       5,185         386         723
    Natural gas in storage.................      (4,209)     16,910     (14,924)
    Accounts payable.......................     100,039      (7,021)    (34,080)
    Taxes accrued..........................      17,002      (9,202)    (18,904)
    Fuel adjustment clause.................       1,152      (8,687)      4,826
    Gas cost adjustment clause.............     (98,791)     24,549       9,687
    Accrued employment costs...............      (2,509)      2,884       3,433
    Other accruals.........................     (13,503)     22,723      (1,403)
  Other, net...............................      (9,360)     12,560      14,735
                                             ----------  ----------  ----------
      Net cash provided by operating
       activities..........................     321,011     391,492     336,392
                                             ----------  ----------  ----------
Cash flows provided by (used in) investing
 activities:
  Utility construction expenditures........    (203,125)   (189,754)   (200,586)
  Construction expenditures related to
   Crossroads Pipeline Company.............      (4,756)     (3,212)     (1,959)
  Return of capital from equity
   investments.............................         --          --        8,000
  Other, net...............................     (27,220)    (51,749)    (19,567)
                                             ----------  ----------  ----------
      Net cash used in investing
       activities..........................    (235,101)   (244,715)   (214,112)
                                             ----------  ----------  ----------
Cash flows provided by (used in) financing
 activities:
  Issuance of long-term debt...............      78,366     179,555     222,575
  Issuance of short-term debt..............   1,582,210   1,290,973   1,020,777
  Net change in commercial paper...........     191,705     (84,600)    131,205
  Retirement of long-term debt.............     (89,792)   (122,105)   (218,572)
  Retirement of short-term debt............  (1,609,734) (1,252,250) (1,090,390)
  Retirement of preferred shares...........     (37,604)     (7,095)    (10,195)
  Issuance of common shares................       5,716       7,389       2,060
  Acquisition of treasury shares...........    (105,498)    (69,183)    (58,717)
  Cash dividends paid on common shares.....    (103,190)    (99,043)    (93,578)
  Cash dividends paid on preferred shares..        (766)     (3,063)     (3,063)
  Other, net...............................         514         700         (81)
                                             ----------  ----------  ----------
      Net cash used in financing
       activities..........................     (88,073)   (158,722)    (97,979)
                                             ----------  ----------  ----------
Net increase (decrease) in cash and cash
 equivalents...............................      (2,163)    (11,945)     24,301
Cash and cash equivalents at beginning of
 period....................................      28,496      40,441      16,140
                                             ----------  ----------  ----------
Cash and cash equivalents at end of period.  $   26,333  $   28,496  $   40,441
                                             ==========  ==========  ==========

  The accompanying notes to consolidated financial statements are an integral part of this statement.

                            NIPSCO INDUSTRIES, INC.

             CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY

                                                DOLLARS IN THOUSANDS                                      SHARES
                        ------------------------------------------------------------------------  ----------------------
                                             ADDITIONAL                       CURRENCY
                                     COMMON   PAID-IN   RETAINED  TREASURY   TRANSLATION            COMMON    TREASURY
                          TOTAL      SHARES   CAPITAL   EARNINGS   SHARES    ADJUSTMENT   OTHER     SHARES     SHARES
                        ----------  -------- ---------- --------  ---------  ----------- -------  ---------- -----------
Balance, January 1,
 1994.................  $1,094,672  $870,930  $27,631   $380,888  $(180,212)   $(2,881)  $(1,684) 73,892,109  (8,063,271)
                        ----------  --------  -------   --------  ---------    -------   -------  ---------- -----------
Net income............     163,987                       163,987
Dividends:
 Preferred shares.....      (3,063)                       (3,063)
 Common shares........     (94,803)                      (94,803)
Treasury shares
 acquired.............     (58,717)                                 (58,717)                                  (2,002,586)
Issued:
 Employee stock
  purchase plan.......         598                293                   305                                       19,248
 Long-term incentive
  plan................       1,449                 31                 1,431                  (13)                 59,889
Amortization of
 unearned
 compensation.........         727                                                           727
Other.................       2,998              1,702        (81)                1,377
                        ----------  --------  -------   --------  ---------    -------   -------  ---------- -----------
Balance, December 31,
 1994.................  $1,107,848  $870,930  $29,657   $446,928  $(237,193)   $(1,504)    $(970) 73,892,109  (9,986,720)
                        ----------  --------  -------   --------  ---------    -------   -------  ---------- -----------
Net income............     175,465                       175,465
Dividends:
 Preferred shares.....      (3,063)                       (3,063)
 Common shares........    (100,232)                     (100,232)
Treasury shares
 acquired.............     (69,183)                                 (69,183)                                  (2,057,665)
Issued:
 Employee stock
  purchase plan.......         604                301                   303                                       19,022
 Long-term incentive
  plan................       6,785              1,656                12,850               (7,721)                512,850
Unrealized gain on
 available for sale
 securities...........       1,669                                                         1,669
Amortization of
 unearned
 compensation.........       2,413                                                         2,413
Other.................         (91)               596       (261)                 (426)
                        ----------  --------  -------   --------  ---------    -------   -------  ---------- -----------
Balance, December 31,
 1995.................  $1,122,215  $870,930  $32,210   $518,837  $(293,223)   $(1,930)  $(4,609) 73,892,109 (11,512,513)
                        ----------  --------  -------   --------  ---------    -------   -------  ---------- -----------
Net income............     176,734                       176,734
Dividends:
 Preferred shares.....        (119)                         (119)
 Common shares........    (103,981)                     (103,981)
Treasury shares
 acquired.............    (105,498)                                (105,498)                                  (2,793,604)
Issued:
 Employee stock
  purchase plan.......         783                454                   329                                       20,669
 Long-term incentive
  plan................       5,011                186                 5,397                 (572)                199,000
Unrealized gain on
 available for sale
 securities...........       1,079                                                         1,079
Amortization of
 unearned
 compensation.........       2,570                                                         2,570
Other.................       1,707                 18       (101)                1,790
                        ----------  --------  -------   --------  ---------    -------   -------  ---------- -----------
Balance, December 31,
 1996.................  $1,100,501  $870,930  $32,868   $591,370  $(392,995)    $ (140)  $(1,532) 73,892,109 (14,086,448)
                        ==========  ========  =======   ========  =========    =======   =======  ========== ===========

                            NIPSCO INDUSTRIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


HOLDING COMPANY STRUCTURE

  NIPSCO Industries, Inc. (Industries) is an Indiana corporation serving as the holding company for a number of subsidiaries, including four regulated companies: Northern Indiana Public Service Company (Northern Indiana); Kokomo Gas and Fuel Company (Kokomo Gas); Northern Indiana Fuel and Light Company, Inc. (NIFL); and Crossroads Pipeline Company (Crossroads). Northern Indiana is a public utility operating company supplying natural gas and electric energy to the public. Kokomo Gas and NIFL are public utility operating companies supplying natural gas to the public, and Crossroads is an interstate natural gas transmission company.

  Industries' major non-utility subsidiaries include NIPSCO Development Company, Inc. (Development); NIPSCO Energy Services, Inc. (Services); Primary Energy, Inc. (Primary); and NIPSCO Capital Markets, Inc. (Capital Markets).

  Development makes various investments, including real estate and venture capital investments. Services coordinates the energy-related diversification ventures of Industries. Primary arranges energy-related projects with large industrial customers. Capital Markets handles financing for Industries and its subsidiaries, other than Northern Indiana.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The consolidated financial statements include the accounts of Industries; its regulated subsidiaries Northern Indiana, Kokomo Gas, NIFL and Crossroads (Utilities); and all non-utility subsidiaries. Investments for which Industries has at least a 20% interest and certain joint ventures are accounted for under the equity method of accounting. Investments with less than a 20% interest are accounted for under the cost method of accounting. The operating results of the non-utility subsidiaries, as well as the non-operating results of the Utilities, are included under the caption "Other Income (Deductions)" in the Consolidated Statement of Income. Interest on long-term debt, other interest, and amortization of debt discount and expense are reflected as a component of "Interest and Other Charges." All significant intercompany items have been eliminated in consolidation. Certain reclassifications were made to conform the prior years' financial statements to the current presentation.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Operating Revenues

  Revenues are recorded based on estimated service rendered, but are billed to customers monthly on a cycle basis.

 Depreciation and Maintenance

  Northern Indiana provides depreciation on a straight-line method over the remaining service lives of the electric, gas, and common properties. The provisions, as a percentage of the cost of depreciable utility plant, were approximately 4.2% for year 1996, 4.1% for year 1995, and 4.0% for year 1994. The depreciation rates for electric and gas properties were 3.55% and 4.92%, respectively.

                            NIPSCO INDUSTRIES, INC.

  Kokomo Gas provides depreciation on the original cost of utility plant in service using straight-line rates that averaged approximately 3.00% for the years 1996, 1995, and 1994.

  NIFL provides depreciation on the original cost of utility plant in service using straight-line rates that averaged approximately 2.75% for the years 1996, 1995, and 1994.

  Crossroads provides depreciation on the original cost of utility plant in service using straight-line rates that averaged approximately 2.5% for the years 1996, 1995, and 1994.

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

 Amortization of Software Costs

  Northern Indiana amortizes capitalized software costs using the straight-line method based on estimated economic lives.

 Plant Acquisition Adjustments

  Industries' costs in excess of the underlying book values of the acquired NIFL and Kokomo Gas subsidiaries have been recorded as plant acquisition adjustments, which are being amortized over forty-year periods from their respective dates of acquisition.

 Coal Reserves

  Northern Indiana has a long-term mining contract to mine its coal reserves through the year 2001. The costs of these reserves are being recovered through the rate-making process as such coal reserves are used to produce electricity.

 Oil and Natural Gas Accounting

  NIPSCO Fuel Company, Inc., a wholly-owned subsidiary of Services, uses the full-cost method of accounting for its oil and natural gas production activities. Under this method, all costs incurred in the acquisition, exploration, and development of oil and natural gas properties are capitalized and amortized on the units-of-production basis.

 Power Purchased

  Power purchases and net interchange power with other electric utilities under interconnection agreements are included in Cost of Energy under the caption "Power purchased."

 Accounts Receivable

  At December 31, 1996, Northern Indiana had sold $100 million of its accounts receivable under a sales agreement which expires May 31, 1997 and is expected to be renewed in the future.

                            NIPSCO INDUSTRIES, INC.

 Statement of Cash Flows

  For purposes of the Consolidated Statement of Cash Flows, Industries considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

  Cash paid during the periods reported for income taxes and interest was as follows:

                                                       1996     1995     1994
                                                      ------- -------- --------
                                                       (DOLLARS IN THOUSANDS)
      Income taxes................................... $75,795 $117,940 $121,485
      Interest, net of amounts capitalized........... $86,126 $ 89,321 $ 82,738

 Fuel Adjustment Clause

  All metered electric rates contain a provision for adjustment in charges for electric energy to reflect increases and decreases in the cost of fuel and the fuel cost of purchased power through operation of a fuel adjustment clause. As prescribed by order of the Indiana Utility Regulatory Commission (Commission) applicable to metered retail rates, the adjustment factor has been calculated based on the estimated cost of fuel and the fuel cost of purchased power in a future three-month period. If two statutory requirements relating to expense and return levels are satisfied, any under-recovery or over-recovery caused by variances between estimated and actual cost in a given three-month period will be included in a future filing. Northern Indiana records any under-recovery or over-recovery as a current asset or current liability until such time as it is billed or refunded to its customers. The fuel adjustment factor is subject to a quarterly hearing by the Commission and remains in effect for a three-month period.

 Gas Cost Adjustment Clause

  All metered gas rates contain an adjustment factor which reflects the cost of purchased gas, contracted gas storage, and storage transportation charges. The Utilities record any under-recovery or over-recovery as a current asset or current liability until such time as it is billed or refunded to their customers. The gas cost adjustment factor for Northern Indiana is subject to a quarterly hearing by the Commission and remains in effect for a three-month period. The gas cost adjustment factors for Kokomo Gas and NIFL are subject to semi-annual hearings by the Commission and remain in effect for a six-month period. If the statutory requirement relating to the level of return is satisfied, any under-recovery or over-recovery caused by variances between estimated and actual cost in a given three or six month period will be included in a future filing. See FERC Order No. 636 for a discussion of gas transition cost charges.

 Natural Gas in Storage

  Northern Indiana's natural gas in storage is valued using the last-in, first-out (LIFO) inventory methodology. Based on the average cost of gas purchased in December 1996 and 1995 the estimated replacement cost of gas in storage (current and non-current) at December 31, 1996 and 1995 exceeded the stated LIFO cost by approximately $96 million and $30 million, respectively. Certain other subsidiaries of Industries have natural gas in storage valued at average cost.

 Hedging Activities

  Industries' gas subsidiaries use commodity futures contracts, options, and swaps (derivative financial instruments) to hedge the impact of natural gas price fluctuations related to their business activities. Gains and losses on these derivative financial instruments are deferred and recognized in income concurrent with the related purchases and sales of natural gas.

                            NIPSCO INDUSTRIES, INC.

  As of December 31, 1996 and 1995, Industries had open derivative financial instruments representing hedges of natural gas sales of 7.0 and 0.6 billion cubic feet (Bcf), respectively, and natural gas purchases of 4.4 and 0.1 Bcf, respectively. The deferred gains (losses) on those derivative financial instruments at December 31, 1996 and 1995 totalled $0.3 million and ($0.9) million, respectively. Such gains (losses) will be included in the margin on the related natural gas transactions.

 Regulatory Assets

  The Utilities' operations are subject to the regulation of the Commission and the Federal Energy Regulatory Commission (FERC). Accordingly, the Utilities' accounting policies are subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." The regulatory assets identified below represent probable future revenue to the Utilities associated with certain incurred costs as these costs are recovered through the rate-making process. Regulatory assets were comprised of the following items and were reflected in the Consolidated Balance Sheet as follows:

                                                      DECEMBER 31, DECEMBER 31,
                                                          1996         1995
                                                      ------------ ------------
                                                       (DOLLARS IN THOUSANDS)
      Unamortized reacquisition premium on debt (See
       Long-Term Debt note)..........................   $ 50,262     $ 53,776
      Unamortized R. M. Schahfer Unit 17 and Unit 18
       carrying charges and deferred depreciation
       (See below)...................................     70,763       74,981
      Bailly scrubber carrying charges and deferred
       depreciation (See below)......................     10,816       11,517
      Deferral of SFAS No. 106 expense not recovered
       (See Postretirement Benefits note)............     87,557       64,834
      FERC Order No. 636 transition costs (See FERC
       Order No. 636 note)...........................     47,399       25,038
                                                        --------     --------
                                                         266,797      230,146
                                                        --------     --------
      Less: Current portion of regulatory assets.....     35,328       17,655
                                                        --------     --------
                                                        $231,469     $212,491
                                                        ========     ========

  If all or a separable portion of the Utilities' operations become no longer subject to the provisions of SFAS No. 71, a write off of related regulatory assets would be required, unless some form of transition cost recovery continues through rates established and collected for the Utilities' remaining regulated operations. In addition, the Utilities would be required to determine any impairment to the carrying costs of deregulated plant and inventory assets.

  In March, 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement imposes stricter criteria for retention of regulatory assets by requiring that such assets be probable of future recovery at each balance sheet date. The Utilities adopted this standard on January 1, 1996, and adoption did not impact their financial position or results of operations.

 Carrying Charges and Deferred Depreciation

  Upon completion of R. M. Schahfer Units 17 and 18, Northern Indiana capitalized the carrying charges and deferred depreciation in accordance with orders of the Commission until the cost of each unit was allowed in rates. Such carrying charges and deferred depreciation are being amortized over the remaining life of each unit.

                            NIPSCO INDUSTRIES, INC.

  Northern Indiana has capitalized carrying charges and deferred depreciation and certain operating expenses relating to its scrubber service agreement for its Bailly Generating Station in accordance with an order of the Commission. Pursuant to such order, capitalization of carrying charges and deferral of depreciation and certain operating expenses ceased on December 31, 1995. The accumulated balance of the deferred costs and related carrying charges is being amortized over the remaining life of the scrubber service agreement.

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

  At January 1, 1994, a pretax rate of 5.0% for all construction was being used; effective January 1, 1995, the rate increased to 6.0% and effective January 1, 1996, the rate decreased to 5.5%.

 Foreign Currency Translation

  Translation gains or losses are based upon the end-of-period exchange rate and are recorded as a separate component of common shareholders' equity.

 Investments In Real Estate

  Development has invested in a series of affordable housing projects in the Utilities' service territory. These investments include certain tax benefits, including low-income housing tax credits and tax deductions for operating losses of the housing projects. Development accounts for these investments using the equity method. Investments, at equity, include $24.1 million and $21.9 million relating to affordable housing projects at December 31, 1996 and December 31, 1995, respectively.

 Income Taxes

  Deferred income taxes are recognized as costs in the rate-making process by the commissions having jurisdiction over the rates charged by the Utilities. Deferred income taxes are provided as a result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial statements. These taxes are reversed by a debit or credit to deferred income tax expense as the temporary differences reverse. Investment tax credits have been deferred and are being amortized to income over the life of the related property.

PENDING TAX MATTER

  On August 1, 1991, the Internal Revenue Service (IRS) issued a notice of deficiency for Northern Indiana's taxes for the years 1982 through 1985 ($3,785,250 per year plus interest) relating to interest payments on $70 million of 17 1/4% Notes issued in 1981 by Northern Indiana's former foreign subsidiary, Northern Indiana Public Service Finance N.V. (Finance). The IRS believes that interest paid on the Notes should have been subject to United States tax withholding. The notes were redeemed in 1985 and Finance was subsequently liquidated. On October 25, 1991, Northern Indiana challenged the assessment in the United States Tax Court (Tax Court) and the matter was tried in 1994. On November 6, 1995, the Tax Court ruled in favor of Northern Indiana, finding that the interest paid on the Notes was not subject to United States tax withholding. On March 13, 1996, the IRS appealed the Tax Court's decision to the U.S. Court of Appeals for the Seventh Circuit, and on March 25, 1996 Northern Indiana filed its cross appeal. Northern Indiana's management and general counsel believe the favorable ruling of the Tax Court will prevail.

                            NIPSCO INDUSTRIES, INC.

ELM ENERGY AND RECYCLING (UK) LTD.

  Development, a wholly-owned subsidiary of Industries, is a 95% shareholder in Elm Energy and Recycling (UK) Ltd. (Elm), which owns and operates a tire-fueled electric generating plant in Wolverhampton, England (Project). In 1995, the Project failed certain performance and reliability tests which had been established under a contract between Elm and TBV Power Limited (TBV), a company jointly owned by subsidiaries of the Tarmac PLC Group and Black & Veatch. Elm "rejected" the Project in accordance with the contract, and the independent Project engineer then certified that 29.6 million British Pounds Sterling (approximately $50.7 million at December 31, 1996) were to be reimbursed by TBV to Elm. TBV filed suit in the English courts to enjoin enforcement of the decision and to allege certain breaches of the underlying construction contract.

  Elm has counterclaimed, and Elm and Development are also seeking additional remedies at law, in both the United States and the United Kingdom, for damages and/or sanctions against TBV, Tarmac PLC Group, Black & Veatch and its chairman. Black & Veatch has counterclaimed against Elm and Development. Development believes that the claims made against it and Elm are meritless and that its remedies, in conjunction with Elm's rights under the construction contract, will be sufficient to mitigate any losses which Elm and/or Development may otherwise incur.

  Elm is continuing to operate the Project, and the banks which provided the non-recourse financing for the Project are continuing to support its operations. However, because of ongoing defaults under the Project financing (resulting from the Project's poor performance and the pending litigation), and the uncommitted nature of a working capital facility provided by the banks, the banks have the right to ask that the operation of the Project be terminated at any time. In that event, some or all of Industries' investment in Elm may be at risk. Industries' investment in Elm, however, was not material at December 31, 1996.

NESI ENERGY MARKETING CANADA LTD. LITIGATION

  On October 31, 1996, Services' wholly-owned subsidiary NIPSCO Energy Services Canada Ltd. (NESI Canada) acquired 70% of the outstanding shares of Chandler Energy Inc., a gas marketing and trading company located in Calgary, Alberta, and subsequently renamed it NESI Energy Marketing Canada Ltd. (NEMC). Between November 1 and November 27, 1996, gas prices in the Calgary market increased dramatically. As a result, NEMC was selling gas, pursuant to contracts entered into prior to the acquisition date, at prices substantially below its costs to acquire such gas. On November 27, 1996, NEMC ceased doing business and sought protection from its creditors under the Companies' Creditors Arrangement Act, a Canadian corporate reorganization statute.

  In December 1996 and January 1997, certain creditors of NEMC filed claims against Industries, Services, Capital Markets and NESI Canada, alleging certain misrepresentations relating to NEMC's financial condition and claiming damages. Industries and its affiliates intend to vigorously defend against such claims and any other claims seeking to assert that any party other than NEMC is responsible for NEMC's liabilities. Industries has fully reserved its equity investment in NEMC. Management believes that any additional loss relating to NEMC would not be material to the results of operations or financial position of Industries.

FERC ORDER NO. 636

  Pursuant to FERC Order No. 636, interstate pipeline sales services have been "unbundled" such that gas supplies are being sold separately from interstate transportation services. The Utilities have contracted for a mix of transportation and storage services from their pipeline suppliers which allows them to meet the needs of their customers. Pipelines are recovering, from their customers, certain transition costs associated with restructuring under the Order No. 636 regulation. Any such recovery is subject to established review procedures at the FERC.

                            NIPSCO INDUSTRIES, INC.

  The Utilities expect that the total transition costs from all suppliers will approximate $139 million; however, the ultimate level of costs will depend on future events, including the market price of natural gas. Approximately $129 million of such costs have been recorded, a portion of which has been paid to the pipeline suppliers, subject to refund. The Commission has approved the recovery of these FERC-allowed transition costs on a volumetric basis from sales and transportation customers. Regulatory assets, in amounts corresponding to the costs recorded but not yet collected, have been recorded to reflect the ultimate recovery of these costs.

ENVIRONMENTAL MATTERS

  The Utilities have an ongoing program to remain aware of laws and regulations involved with hazardous waste and other environmental matters. It is the Utilities' intent to continue to evaluate their facilities and properties with respect to these rules and identify any sites that would require corrective action. The Utilities have recorded a reserve of $16.8 million to cover probable corrective actions as of December 31, 1996; however, environmental regulations and remediation techniques are subject to future change. The ultimate cost could be significant, depending on the extent of corrective actions required. Based upon investigations and management's understanding of current laws and regulations, the Utilities believe that any corrective actions required, after consideration of insurance coverages and contributions from other potentially responsible parties, will not have a significant impact on the financial position or results of operations of Industries.

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

  The CAAA contain provisions that could lead to limitations on emissions of nitrogen oxides and hazardous air pollutants which may require significant capital expenditures for control of these emissions. Northern Indiana is pursuing a nitrogen oxide control program to meet future requirements. Northern Indiana cannot predict the costs of complying with CAAA requirements.

  The Environmental Protection Agency (EPA) has notified Northern Indiana that it is a "potentially responsible party" (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) and may be required to share in the cost of cleanup of several waste disposal sites identified by the EPA. The sites are in various stages of investigation, analysis and remediation. At each of the sites, Northern Indiana is one of several PRPs, and it is expected that remedial costs, as provided under CERCLA, will be shared among them. At some sites, Northern Indiana and/or the other named PRPs are presently working with the EPA to clean up the sites and avoid the imposition of fines or added costs.

  The Utilities have instituted a program to investigate former manufactured-gas plants where one of them is the current or former owner. The Utilities have identified twenty-seven of these sites and made visual inspections of these sites. Initial samplings have been conducted at seventeen sites. Follow-up investigations have been conducted at seven sites and potential remedial measures are being evaluated. The Utilities will continue their program to assess sites. During the follow-up investigation of the former manufactured-gas plant in Elkhart, Indiana, Northern Indiana noted the presence of hydrocarbons in the Elkhart River. Northern Indiana reported this finding to the Indiana Department of Environmental Management (IDEM) and the EPA. Northern Indiana has placed the Elkhart site in the IDEM Voluntary Remediation Program (VRP). The goal of placing the site in the VRP is to obtain IDEM approval of the determination and subsequent implementation of what remedial measures, if any, may be needed.

                            NIPSCO INDUSTRIES, INC.

  Northern Indiana was notified by the IDEM in 1992 of the release of a petroleum substance into the St. Mary's River in Fort Wayne, Indiana, from the site of a former manufactured-gas plant formerly owned by Northern Indiana. In cooperation with IDEM, Northern Indiana has taken steps to investigate and contain the substance. Northern Indiana has remediated part of the Fort Wayne site. The remainder of the site is being evaluated to determine what further remedial measures, if any, may be needed.

  During the course of investigation activities, Northern Indiana noted the presence of manufactured-gas plant residuals in the St. Mary's River in Fort Wayne, Indiana and the Wabash River in Peru, Indiana. Northern Indiana notified the IDEM and the EPA and immediately took steps to contain the material at both sites.

  Northern Indiana and Indiana Gas Company, Inc. (Indiana Gas) have entered into an agreement covering cost sharing and management of investigation and remediation programs at five former manufactured-gas plant sites at which both companies or their predecessors were former operators or owners. One of these sites is the Lafayette site which Indiana Gas had previously notified Northern Indiana is being investigated and remediated pursuant to an administrative order with IDEM. Northern Indiana also notified Cinergy Services, Inc. (Cinergy) (formerly PSI Energy, Inc.) that it was a former owner or operator of seven former manufactured-gas plants at which Northern Indiana had conducted or was planning investigation or remediation activities. In December 1996, Northern Indiana sent a written demand to Cinergy related to one of these sites, Goshen. Northern Indiana demanded that Cinergy pay Northern Indiana for costs Northern Indiana has already incurred and to be incurred to implement the needed remedy at the Goshen site.

  The Utilities have met with various companies that provided insurance coverage which the Utilities believe covers costs related to actions taken at former manufactured-gas plants. In September 1995, certain insurance companies initiated a suit in Indiana state court against Northern Indiana to deny coverage. Later, in September 1995, Northern Indiana filed a more comprehensive suit in Federal Court in Indiana against those insurers and several other insurance companies, seeking coverage for costs associated with several former manufactured-gas plant sites. The state court action is stayed pending resolution of the Northern Indiana suit in Federal Court. Both sides have motions pending in the Federal Court lawsuit that would be dispositive of the case. Northern Indiana has obtained cash settlements from some of its insurers.

  In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities." This statement provides authoritative guidance for recognition, measurement, display, and disclosure of environmental remediation liabilities in financial statements. The Utilities will adopt this standard on January 1, 1997 and adoption will not have a material impact on Industries' financial position or results of operations.

  The possibility that exposure to electric and magnetic fields (EMF) emanating from power lines, household appliances and other electric sources may result in adverse health effects has been the subject of public, governmental, and media attention. Recently, the U.S. National Research Council of the National Academy of Sciences concluded in a report, after examining more than 500 EMF studies spanning seventeen years, that among other things, there is insufficient evidence to consider EMF a threat to human health. Despite the report's findings, future research appropriations are continuing to be dedicated to explore the issue.

 Income Taxes

  Industries uses the liability method of accounting for income taxes under which deferred income taxes are recognized, at currently enacted income tax rates, to reflect the tax effect of temporary differences between the financial statement and tax bases of assets and liabilities.

                            NIPSCO INDUSTRIES, INC.

  To the extent certain deferred income taxes of the Utilities are recoverable or payable through future rates, regulatory assets and liabilities have been established. Regulatory assets are primarily attributable to undepreciated AFUDC-equity and the cumulative net amount of other income tax timing differences for which deferred taxes had not been provided in the past, when regulators did not recognize such taxes as costs in the rate-making process. Regulatory liabilities are primarily attributable to the Utilities' obligation to credit to ratepayers deferred income taxes provided at rates higher than the current federal tax rate currently being credited to ratepayers using the average rate assumption method and unamortized deferred investment tax credits.

  The components of the net deferred income tax liability at December 31, 1996, and 1995, are as follows:

                                                               1996      1995
                                                             --------  --------
                                                                (DOLLARS IN
                                                                THOUSANDS)
      Deferred tax liabilities--
        Accelerated depreciation and other property
         differences.......................................  $727,528  $706,715
        AFUDC-equity.......................................    37,713    40,083
        Adjustment clauses.................................    41,181     4,613
        Take-or-pay gas costs..............................       877     1,550
        Other regulatory assets............................    39,458    28,930
        Reacquisition premium on debt......................    19,041    20,397
      Deferred tax assets--
        Deferred investment tax credits....................   (41,046)  (43,854)
        Removal costs......................................  (131,718) (118,064)
        FERC Order No. 636 transition costs................    (8,144)   (4,400)
        Other postretirement/postemployment benefits.......   (43,446)  (32,512)
        Other, net.........................................   (11,987)  (12,575)
                                                             --------  --------
                                                              629,457   590,883
                                                             --------  --------
      Less: Deferred income taxes related to current assets
       and liabilities.....................................    26,712    (6,057)
                                                             --------  --------
      Deferred income taxes noncurrent.....................  $602,745  $596,940
                                                             ========  ========

  Federal and state income taxes as set forth in the Consolidated Statement of Income are comprised of the following:

                                                    1996      1995      1994
                                                  --------  --------  --------
                                                    (DOLLARS IN THOUSANDS)
      Current income taxes--
        Federal.................................. $ 78,533  $103,224  $100,321
        State....................................   12,451    15,421    15,398
                                                  --------  --------  --------
                                                    90,984   118,645   115,719
                                                  --------  --------  --------
      Deferred income taxes, net--
        Federal..................................   25,015    (2,644)  (10,765)
        State....................................    2,404       (37)     (723)
                                                  --------  --------  --------
                                                    27,419    (2,681)  (11,488)
                                                  --------  --------  --------
      Deferred investment tax credits, net.......   (7,408)   (7,515)   (6,499)
                                                  --------  --------  --------
          Total utility operating income taxes...  110,995   108,449    97,732
      Income tax applicable to non-operating
       activities and income of non-utility
       subsidiaries..............................   (4,077)   (9,250)  (16,333)
                                                  --------  --------  --------
          Total income taxes..................... $106,918  $ 99,199  $ 81,399
                                                  ========  ========  ========

                            NIPSCO INDUSTRIES, INC.

  A reconciliation of total tax expense to an amount computed by applying the statutory federal income tax rate to pretax income is as follows:

                                                    1996      1995      1994
                                                  --------  --------  --------
                                                    (DOLLARS IN THOUSANDS)
      Net income ...............................  $176,734  $175,465  $163,987
      Add--Income taxes ........................   106,918    99,199    81,399
      Dividend requirements on preferred stocks
       of subsidiary ...........................     8,712     9,046     9,913
                                                  --------  --------  --------
      Income before preferred dividend
       requirements of subsidiary and income
       taxes ...................................  $292,364  $283,710  $255,299
                                                  ========  ========  ========
      Amount derived by multiplying pretax
       income by statutory rate ................  $102,327  $ 99,299  $ 89,355
      Reconciling items multiplied by the
       statutory rate:
        Book depreciation over related tax
         depreciation ..........................     4,621     4,018     4,044
        Amortization of deferred investment tax
         credits ...............................    (7,408)   (7,515)   (7,466)
        State income taxes, net of federal
         income tax benefit ....................    10,540     9,479     8,835
        Fair market value of property donated in
         excess of book value ..................       --        --     (7,753)
        Reversal of deferred taxes provided at
         rates in excess of the current federal
         income tax rate.                           (6,644)   (5,665)   (5,807)
        Other, net .............................     3,482      (417)      191
                                                  --------  --------  --------
          Total income taxes ...................  $106,918  $ 99,199  $ 81,399
                                                  ========  ========  ========

PENSION PLANS

  Industries and its subsidiaries have three noncontributory, defined benefit retirement plans covering substantially all employees. Benefits under the plans reflect the employees' compensation, years of service, and age at retirement.

  The plans' funded status as of December 31, 1996 and 1995 are as follows:

                                                          1996        1995
                                                       ----------- -----------
                                                       (DOLLARS IN THOUSANDS)
      Vested benefit obligation ......................  $(541,611)   $(549,234)
      Nonvested benefit ..............................   (104,338)    (104,814)
                                                       ----------  -----------
      Accumulated benefit obligation .................  $(645,949)  $(654,048)
                                                       ==========  ===========
      Projected benefit obligation for service
       rendered to date ..............................  $(743,634)   $(759,681)
      Plan assets at fair market value ...............    790,978      706,320
                                                       ----------  -----------
      Plan assets in excess of (or less than)
       projected benefit obligation ..................     47,344      (53,361)
      Unrecognized transition obligation at December
       31, being recognized over seventeen years .....     38,062       43,484
      Unrecognized prior service cost ................     25,172       27,242
      Unrecognized gains .............................    (66,976)      (4,217)
                                                       ----------  -----------
      Prepaid pension costs .......................... $   43,602  $    13,148
                                                       ==========  ===========

                            NIPSCO INDUSTRIES, INC.

  The accumulated benefit obligation is the present value of future pension benefit payments and is based on the plan benefit formula without considering expected future salary increases. The projected benefit obligation considers estimated future salary increases. Discount rates of 7.75% and 7.25% and rates of increase in compensation levels of 5.5% were used to determine the accumulated benefit obligation and projected benefit obligation at December 31, 1996 and 1995, respectively.

  The following items are the components of provisions for pensions for the years ended December 31, 1996, 1995, and 1994:

                                                    1996      1995       1994
                                                  --------  ---------  --------
                                                    (DOLLARS IN THOUSANDS)
      Service costs ............................. $ 16,300  $  12,231  $ 14,099
      Interest costs ............................   53,477     52,511    48,058
      Actual (return) loss on plan assets .......  (87,407)  (135,243)   15,077
      Amortization of transition obligation .....    5,422      5,422     5,422
      Other net amortization and deferral .......   26,460     86,165   (61,422)
                                                  --------  ---------  --------
                                                  $ 14,252  $  21,086  $ 21,234
                                                  ========  =========  ========

  Assumptions used in the valuation and determination of 1996, 1995, and 1994 pension expenses were as follows:

                                                       1996     1995     1994
                                                      -------  -------  -------
                                                      (DOLLARS IN THOUSANDS)
      Discount rate .................................    7.25%    8.75%    7.50%
      Rate of increase in compensation levels .......    5.50%    5.50%    5.50%
      Expected long-term rate of return on assets ...    9.00%    9.00%    8.25%

  The plans' assets are invested primarily in common stocks, bonds and notes.

POSTRETIREMENT BENEFITS

  Industries provides certain health care and life insurance benefits for retired employees. Substantially all of Industries' employees may become eligible for those benefits if they reach retirement age while working for Industries. The expected cost of such benefits is accrued during the employees' years of service.

  Northern Indiana's current rate-making includes the cost of providing these benefits based on the related insurance premiums. On December 30, 1992, the Commission authorized the accrual method of accounting for postretirement benefits for rate-making purposes consistent with SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions," and authorized the deferral of the differences between the net periodic postretirement benefits costs and the insurance premiums paid for such benefits as a regulatory asset until such time as the accrual cost method may be reflected in the rate-making process. The Commission stated that a deferral period of four years or less would be rebuttably presumed to be reasonable and also indicated each utility would have to demonstrate its postretirement benefit costs were prudent and reasonably incurred at the time such costs were proposed to be recovered in the rate-making process. Northern Indiana has been deferring as a regulatory asset the difference between the amount that would have been charged to expense under pay-as-you-go accounting and the amount accrued in accordance with the standard in anticipation of approval for these costs in the rate-making process.

                            NIPSCO INDUSTRIES, INC.

  On November 20, 1996, Northern Indiana filed with the IURC for inclusion of accrual-based postretirement benefit costs in the rate-making process. These costs include an amortization of the existing regulatory asset consistent with the remaining amortization period for the transition obligation. Hearings are scheduled during March 1997 and Northern Indiana expects a decision during the second quarter of 1997. Management believes that Northern Indiana will ultimately be successful in obtaining such approval.

  The following table sets forth the plans accumulated postretirement benefit obligation as of December 31, 1996 and 1995:

                                                         1996         1995
                                                      -----------  -----------
                                                      (DOLLARS IN THOUSANDS)
      Retirees....................................... $   (76,710) $   (99,453)
      Fully eligible active plan participants........     (19,448)     (23,084)
      Other active plan participants.................    (104,632)    (136,322)
                                                      -----------  -----------
      Accumulated postretirement benefit obligation..    (200,790)    (258,859)
      Unrecognized transition obligation at December
       31, being recognized over twenty years........     175,012      197,088
      Unrecognized actuarial gain....................     (89,547)     (23,439)
                                                      -----------  -----------
      Accrued liability for postretirement benefits..   $(115,325) $   (85,210)
                                                      ===========  ===========

  A discount rate of 7.75% and a pre-Medicare medical trend rate of 9% declining to a long-term rate of 6% and a discount rate of 7.25% and a pre-Medicare medical trend rate of 10% declining to a long-term rate of 6% were used to determine the accumulated postretirement benefit obligation at December 31, 1996 and 1995, respectively.

  The decrease in the accumulated postretirement benefit obligation (APBO) and the related increase in unrecognized actuarial gain at December 31, 1996 were primarily attributable to favorable claim experience and the increase in the discount rate to 7.75%. Additionally, Industries implemented a 3% cap on its share of retiree cost increases for pre-Medicare benefits for certain non-bargaining retirees who retire after February 1, 1997. This plan amendment reduced the APBO and the unrecognized transition obligation by $9.6 million at December 31, 1996.

  Net periodic postretirement benefit costs for the year ended December 31, 1996 and 1995 include the following components:

                                                         1996         1995
                                                      -----------  -----------
                                                      (DOLLARS IN THOUSANDS)
      Service costs.................................. $     7,352  $     6,076
      Interest costs.................................      18,311       19,031
      Amortization of transition obligation over
       twenty years..................................      11,593       11,593
      Amortization of unrecognized actuarial gain....        (554)      (2,179)
                                                      -----------  -----------
                                                      $    36,702  $    34,521
                                                      ===========  ===========

  The net periodic postretirement benefit costs for 1996 were determined assuming a 7.25% discount rate, a 5% rate of compensation increase, and a pre-Medicare medical trend rate of 9% declining to a long-term rate of 6%. The net periodic postretirement benefit costs for 1995 were determined assuming an 8.75% discount rate, a 5% rate of compensation increase and a pre-Medicare medical trend rate of 11% declining to a long-term rate of

                            NIPSCO INDUSTRIES, INC.

7%. The effect of a 1% increase in the assumed health care cost trend rates for each future year would increase the accumulated postretirement benefit obligation at December 31, 1996, by approximately $28.9 million and increase the aggregate of the service and interest cost components of plan costs by approximately $4.6 million for the year ended December 31, 1996. Amounts disclosed above could be changed significantly in the future by changes in health care costs, work force demographics, interest rates, or plan changes.

PREFERRED AND PREFERENCE STOCKS

  Industries is authorized to issue 20,000,000 shares of Preferred Stock, without par value. Effective March 2, 1990, 2,000,000 shares of the Industries' Series A Junior Participating Preferred Shares were reserved for issuance pursuant to the Share Purchase Rights Plan described in Common Shares. In November, 1990, Industries issued and sold 350,000 shares of 8.75% Series Cumulative Preferred Shares through a private placement for $35 million. Pursuant to mandatory redemption provisions, all the shares were redeemed by Industries on January 12, 1996, for $100 per share plus accrued dividends.

  The authorized classes of par value and no par value cumulative preferred and preference stocks of Northern Indiana are as follows: Cumulative Preferred--$100 par value--2,400,000 shares; Cumulative Preferred--no par value--3,000,000 shares; Cumulative Preference--$50 par value--2,000,000 shares (none outstanding); and Cumulative Preference--no par value--3,000,000 shares (none issued).

  The Preferred shareholders of Industries and Northern Indiana have no voting rights, except in the event of default on the payment of four consecutive quarterly dividends, or as required by Indiana law to authorize additional preferred shares, or by the Articles of Incorporation in the event of certain merger transactions.

  The redemption prices at December 31, 1996, for the cumulative preferred stock, which is redeemable solely at the option of Northern Indiana, in whole or in part, at any time upon thirty days' notice, are as follows:

                                             SERIES REDEMPTION PRICE PER SHARE
                                             ------ --------------------------
      Cumulative preferred stock--$100 par
       value--                               4 1/4%          $101.20
                                             4 1/2%          $100.00
                                             4.22%           $101.60
                                             4.88%           $102.00
                                             7.44%           $101.00
                                             7.50%           $101.00
      Cumulative preferred stock--no par
       value--adjustable rate (6.00% at
       December 31, 1996), Series A (stated
       value $50 per share).................                 $ 50.00

  The redemption prices at December 31, 1996, as well as sinking fund provisions, for the cumulative preferred stock subject to mandatory redemption requirements, or whose redemption is outside the control of Northern Indiana, are as follows:

                                                  SINKING FUND OR MANDATORY
       SERIES    REDEMPTION PRICE PER SHARE               REDEMPTION
       ------    --------------------------       -------------------------
      Cumulative preferred stock--$100 par value--
         8.85%  $101.48, reduced periodically 12,500 shares on or before April
                                               1.
         8.35%  $103.93, reduced periodically 3,000 shares on or before July 1;
                                               increasing to 6,000 shares
                                               beginning in 2004; noncumulative
                                               option to double amount each
                                               year.
         7 3/4% $104.41, reduced periodically 2,777 shares on or before
                                               December 1; noncumulative option
                                               to double amount each year.
      Cumulative preferred stock--no par value--
         6.50%  $100.00 on October 14, 2002   430,000 shares on October 14,
                                               2002.

                            NIPSCO INDUSTRIES, INC.

  Sinking fund requirements with respect to redeemable preferred stocks outstanding at December 31, 1996 for each of the four years subsequent to December 31, 1997 are as follows:

      YEAR ENDING DECEMBER 31,
      ------------------------
         1998.......................................................  $1,827,700
         1999.......................................................  $1,827,700
         2000.......................................................  $1,827,700
         2001.......................................................  $1,827,700

COMMON SHARE DIVIDEND

  During the next few years, Industries expects that the great majority of earnings available for distribution of dividends will depend upon dividends paid to Industries by Northern Indiana. Northern Indiana's Indenture provides that it will not declare or pay any dividends on any class of capital stock (other than preferred or preference stock) except out of earned surplus or net profits of Northern Indiana. At December 31, 1996, Northern Indiana had approximately $146.0 million of retained earnings (earned surplus) available for the payment of dividends. Future dividends will depend upon adequate retained earnings, adequate future earnings, and the absence of adverse developments.

COMMON SHARES

  Industries has 200,000,000 common shares authorized without par value.

 Share Purchase Rights Plan

  On February 27, 1990, the Board of Directors of Industries (Board) declared a dividend distribution of one Right for each outstanding common share of Industries to shareholders of record on March 12, 1990. The Rights are not currently exercisable. Each Right, when exercisable, would initially entitle the holder to purchase from Industries one one-hundredth of a share of Series A Junior Participating Preferred Share, without par value, of Industries at a price of $60 per one one-hundredth of a share. In certain circumstances, if an acquirer obtained 25% of Industries' outstanding shares, or merged into Industries or Industries into the acquirer, the Rights would entitle the holders to purchase Industries' or the acquirer's common shares for one-half of the market price. The Rights will not dilute Industries' common shares nor affect earnings per share unless they become exercisable for common shares. The Plan was not adopted in response to any specific attempt to acquire control of Industries.

COMMON SHARE REPURCHASES

  The Board has authorized the repurchase of Industries' common shares. At December 31, 1996, Industries had purchased approximately 18.8 million shares at an average price of $26.19 per share since 1989. Including 3.5 million shares authorized on March 26, 1996, approximately 2.3 million additional common shares may be repurchased under the Board's authorization.

LONG-TERM INCENTIVE PLAN

  Industries has two Long-Term Incentive Plans for key management employees that were approved by shareholders on April 13, 1988 (1988 Plan) and April 13, 1994 (1994 Plan), each of which provides for the issuance of up to 2.5 million of Industries' common shares to key employees through 1998 and 2004, respectively. At December 31, 1996, there were 12,011 shares and 2,191,200 shares reserved for future awards under the 1988 Plan and 1994 Plan, respectively. The 1988 Plan and 1994 Plan permit the following types of

                            NIPSCO INDUSTRIES, INC.

grants, separately or in combination: nonqualified stock options, incentive stock options, restricted stock awards, stock appreciation rights, and performance units. No incentive stock options or performance units were outstanding at December 31, 1996. Under both Plans, the exercise price of each option equals the market price of Industries' common shares on the date of grant. Each option's maximum term is ten years and vests one year from the date of grant.

  The stock appreciation rights (SARs) may be exercised only in tandem with stock options on a one-for-one basis and are payable in cash, Industries common shares, or a combination thereof. Restricted stock awards are restricted as to transfer and are subject to forfeiture for specific periods from the date of grant. Restrictions on shares awarded in 1995 lapse five years from date of grant and vesting is variable from 0% to 200% of the number awarded, subject to specific earnings per share and stock appreciation goals. Restrictions on shares awarded in 1996 lapse two years from date of grant and vesting is variable from 0% to 100% of the number awarded, subject to specific performance goals. If a participant's employment is terminated prior to vesting other than by reason of death, disability or retirement, restricted shares are forfeited. There were 262,000, 330,500, and 150,500 restricted shares outstanding at December 31, 1996, 1995, and 1994, respectively.

  The Industries Nonemployee Director Stock Incentive Plan, which was approved by shareholders, provides for the issuance of up to 100,000 of Industries' common shares to nonemployee directors of Industries. The Plan provides for awards of common shares which vest in 20% per year increments, with full vesting after five years. The Plan also allows the award of nonqualified stock options in the future. If a director's service on the Board is terminated for any reason other than death or disability, any common shares not vested as of the date of termination are forfeited. As of December 31, 1996, 30,750 shares were issued under the Plan.

  Industries accounts for these plans under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized for nonqualified stock options. The compensation cost that has been charged against net income for restricted stock awards was $2.1 million and $2.2 million for the year ending December 31, 1996 and 1995, respectively. Had compensation cost for stock options been determined consistent with SFAS No. 123 "Accounting for Stock-Based Compensation," Industries' net income and earnings per average common share would have been reduced to the following pro forma amounts:

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                           1996        1995
                                                        ----------- -----------
                                                        (DOLLARS IN THOUSANDS,
                                                           EXCEPT PER SHARE
                                                               AMOUNTS)
      Net Income:
        As reported.................................... $   176,734 $   175,465
        Pro forma...................................... $   176,087 $   175,219
      Earnings Per Average Common Share:
        As reported....................................       $2.88       $2.72
        Pro forma......................................       $2.87       $2.72

  Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

  The fair value of each option granted used to determine pro forma net income is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for

                            NIPSCO INDUSTRIES, INC.

grants in the years ended December 31, 1996 and 1995, respectively: risk-free interest rate of 6.39% and 6.24%, expected dividend yield of $1.68 and $1.56 per share, expected option term of five years, and expected volatility of 13.2% and 13.1%.

                               ----------------

  Changes in outstanding shares under option and SARs for 1994, 1995, and 1996, are as follows:

                                                            NONQUALIFIED STOCK
                                NONQUALIFIED STOCK OPTIONS  OPTIONS WITH SARS
                                --------------------------- ---------------------
      YEAR ENDED DECEMBER 31,              WEIGHTED AVERAGE              OPTION
      1994                       OPTIONS     OPTION PRICE    OPTIONS     PRICE
      -----------------------   ---------  ---------------- ---------   ---------
      Balance at beginning of
       year...................    890,800       $25.77          9,900   $   10.94
        Granted...............    294,650       $28.75            --
        Exercised.............    (61,850)      $22.56            --
        Cancelled.............    (26,050)      $32.46            --
                                ---------                   ---------
      Balance at end of year..  1,097,550       $26.59          9,900   $   10.94
                                =========                   =========
      Shares exercisable......    807,150       $25.82          9,900   $   10.94
                                =========                   =========
      YEAR ENDED DECEMBER 31,              WEIGHTED AVERAGE              OPTION
      1995                       OPTIONS     OPTION PRICE    OPTIONS     PRICE
      -----------------------   ---------  ---------------- ---------   ---------
      Balance at beginning of
       year...................  1,097,550       $26.59          9,900   $   10.94
        Granted...............    282,450       $32.40            --
        Exercised.............   (259,850)      $24.67         (4,300)  $   10.94
        Cancelled.............    (12,400)      $24.42            --
                                ---------                   ---------
      Balance at end of year..  1,107,750       $28.55          5,600   $   10.94
                                =========                   =========
      Shares exercisable......    830,300       $27.26          5,600   $   10.94
                                =========                   =========
      Weighted average fair
       value of options
       granted................  $    3.89
                                =========

                                                 WEIGHTED AVERAGE         OPTION
      YEAR ENDED DECEMBER 31, 1996     OPTIONS     OPTION PRICE   OPTIONS PRICE
      ----------------------------    ---------  ---------------- ------- ------
      Balance at beginning of year..  1,107,750       $28.55       5,600  $10.94
        Granted.....................    278,300       $37.81         --
        Exercised...................   (184,000)      $29.03         --
        Cancelled...................     (8,500)      $33.39         --
                                      ---------                    -----
      Balance at end of year........  1,193,550       $30.60       5,600  $10.94
                                      =========                    =====
      Shares exercisable............    916,750       $28.42       5,600  $10.94
                                      =========                    =====
      Weighted average fair value of
       options granted..............  $    5.00
                                      =========

                            NIPSCO INDUSTRIES, INC.

  The following table summarizes information about non-qualified stock options at December 31, 1996:

                              OPTIONS OUTSTANDING

                                                                     WEIGHTED
                                   NUMBER         WEIGHTED AVERAGE   AVERAGE
           RANGE OF OPTION     OUTSTANDING AT        REMAINING        OPTION
                PRICE         DECEMBER 31, 1996   CONTRACTUAL LIFE    PRICE
           ---------------    -----------------   ----------------   --------
           $10.94 to $17.94          94,400          3.06 years       $16.65
           $22.94 to $28.75         395,600          6.32 years       $26.55
           $30.31 to $37.81         703,550          8.47 years       $34.75
           ----------------       ---------          ----------       ------
           $10.94 to $37.81       1,193,550          7.33 years       $30.60
                                  =========

                              OPTIONS EXERCISABLE

                                                                 WEIGHTED
                                        NUMBER                   AVERAGE
           RANGE OF OPTION          EXERCISABLE AT                OPTION
                PRICE              DECEMBER 31, 1996              PRICE
           ---------------         -----------------             --------
           $10.94 to $17.94              94,400                   $16.65
           $22.94 to $28.75             395,600                   $26.55
           $30.31 to $33.19             426,750                   $32.77
           ----------------             -------                   ------
           $10.94 to $33.19             916,750                   $28.42
                                        =======

LONG-TERM DEBT

  The sinking fund requirements of long-term debt outstanding at December 31, 1996 (including the maturity of Northern Indiana's first mortgage bonds:
Series P, 6 7/8%, due October 1, 1998; Northern Indiana's medium-term notes due from April 6, 1998 to August 15, 2001; Lake Erie Land Company's notes payable due June 30, 1998; and NDC Douglas Properties, Inc.'s notes payable due December 22, 1999), for each of the four years subsequent to December 31, 1997 are as follows:

             YEAR ENDING DECEMBER
             31,
             --------------------
                1998...............  $ 61,312,109
                1999...............  $ 11,842,160
                2000...............  $167,126,920
                2001...............  $ 28,109,170

  Unamortized debt expense, premium and discount on long-term debt applicable to outstanding bonds are being amortized over the lives of such bonds. Reacquisition premiums are being deferred and amortized.

  Northern Indiana's Indenture dated August 1, 1939, as amended and supplemented, securing the first mortgage bonds issued by Northern Indiana, constitutes a direct first mortgage lien upon substantially all property and franchises, other than expressly excepted property, owned by Northern Indiana.

  In 1994, the Commission authorized Northern Indiana to issue up to $289,275,000 of its Medium-Term Notes, Series D, due from one year to thirty years, for purposes of refinancing certain first mortgage bonds and medium-term notes. During 1994, $120.0 million of the Medium-Term Notes, Series D, were issued to refinance certain first mortgage bonds. On June 12, 1995, the remaining $169,275,000 of Medium-Term Notes, Series D, were issued and part of the proceeds were used to redeem all of the outstanding First Mortgage Bonds, Series U and Z aggregating $94.8 million, on July 3, 1995.

                            NIPSCO INDUSTRIES, INC.

  On February 13, 1996, Capital Markets issued $75 million of 7 3/4% Junior Subordinated Deferrable Interest Debentures, Series A, due March 31, 2026 (Debentures) pursuant to an underwritten public offering. Proceeds from the sale of the Debentures were used to pay short-term debt incurred to redeem on January 12, 1996 Industries' $35 million of 8.75% Preferred Shares, pursuant to mandatory redemption, and to pay other short-term debt of Capital Markets. Capital Markets expects to refinance 7.57% Zero Coupon Notes maturing in the amount of $72.5 million on December 1, 1997.

  The obligations of Capital Markets are subject to a Support Agreement between Industries and Capital Markets, under which Industries has committed to make payments of interest and principal on Capital Markets' securities in the event of a failure to pay by Capital Markets. Restrictions in the Support Agreement prohibit recourse on the part of Capital Markets' investors against the stock and assets of Northern Indiana. Under the terms of the Support Agreement, in addition to the cash flow of cash dividends paid to Industries by any of its consolidated subsidiaries, the assets of Industries, other than the stock and assets of Northern Indiana, are available as recourse to holders of Capital Markets' securities. The carrying value of those assets other than Northern Indiana, reflected in the consolidated financial statements of Industries, is approximately $518.9 million at December 31, 1996.

CURRENT PORTION OF LONG-TERM DEBT

  At December 31, 1996 and 1995, Industries' current portion of long-term debt due within one year was as follows:

                                                       DECEMBER 31, DECEMBER 31,
                                                           1996         1995
                                                       ------------ ------------
                                                        (DOLLARS IN THOUSANDS)
      Northern Indiana Public Service Company:
        First mortgage bonds--Series O, 6 3/8%
         September 1, 1997...........................    $ 25,747       $ --
        Medium-term notes--
          Interest rates of 5.96% and 5.98% with a
           weighted average interest rate of 5.97%
           and maturities of July 25, 1997 and July
           28, 1997..................................      40,000      80,000
      NIPSCO Capital Markets, Inc.:
        Medium-term notes--
          9.95%--due June 10, 1996...................         --        7,500
        Zero Coupon Notes--
          7.57%, $72,500 at maturity, due December 1,
           1997......................................      67,731         --
      Lake Erie Land Company:
        Notes payable................................       2,822       2,961
      Elm Energy and Recycling (UK), Ltd.:
        Term loan facility...........................       6,041       4,554
      NDC Douglas Properties, Inc.:
        Notes Payable................................       2,211       1,840
                                                         --------     -------
          Total current portion of long-term debt....    $144,552     $96,855
                                                         ========     =======

SHORT-TERM BORROWINGS

  Northern Indiana has a $250 million revolving Credit Agreement with several banks which terminates August 19, 1999 unless extended by its terms. As of December 31, 1996, there were no borrowings outstanding

                            NIPSCO INDUSTRIES, INC.

under this agreement. In addition, Northern Indiana has $14.2 million in lines of credit which run to May 31, 1997 which are expected to be renewed for the subsequent twelve-month period. The credit pricing of each of the lines varies from either the lending banks' commercial prime or market rates. Northern Indiana has agreed to compensate the participating banks with arrangements that vary from no commitment fees to a combination of fees which are mutually satisfactory to both parties. As of December 31, 1996, there were no borrowings under these lines of credit. The Credit Agreement and lines of credit are also available to support the issuance of commercial paper.

  Northern Indiana also has $273.5 million of money market lines of credit. As of December 31, 1996 and 1995, $79.0 million and $118.8 million of borrowings were outstanding under these lines of credit.

  Northern Indiana has a $50 million uncommitted finance facility. At December 31, 1996, there were no borrowings outstanding under this facility.

  Northern Indiana and Capital Markets make use of commercial paper to fund short-term working capital requirements.

  Capital Markets has a $150 million revolving Credit Agreement which will terminate August 19, 1999, unless extended by its terms. This facility provides short-term financing flexibility to Industries and also serves as the back-up instrument for a commercial paper program. As of December 31, 1996, there were no borrowings outstanding under this agreement.

  Capital Markets also has $95 million of money market lines of credit. As of December 31, 1996 and 1995, $27.0 million and $17.4 million, respectively, of borrowings were outstanding under these lines of credit.

  At December 31, 1996 and 1995, Industries' short-term borrowings were as follows:

                                                      DECEMBER 31, DECEMBER 31,
                                                          1996         1995
                                                      ------------ ------------
                                                       (DOLLARS IN THOUSANDS)
      Northern Indiana Public Service Company:
        Commercial paper
          Weighted average interest rate of 5.43% at
           December 31, 1996.........................   $193,905     $ 44,800
        Notes payable--
          Issued at interest rates between 5.42% and
           5.70% with a weighted average interest
           rate of 5.52% and various maturities
           between January 10, 1997 and February 27,
           1997......................................     79,000      118,800
      NIPSCO Capital Markets, Inc.:
        Commercial paper--
          Weighted average interest rate of 5.78% at
           December 31, 1996.........................    119,300       76,700
        Notes payable--
          5.60%--due January 13, 1997................     27,000       17,400
      Lake Erie Land Company:
        Notes payable................................        --         1,239
      Elm Energy and Recycling (UK), Ltd.:
        Standby loan facility........................      4,949        1,732
      Southlake Energy, Inc.:
        Revolving loan facility......................      1,831          --
                                                        --------     --------
          Total short-term borrowings................   $425,985     $260,671
                                                        ========     ========

                            NIPSCO INDUSTRIES, INC.

OPERATING LEASES

  On April 1, 1990, Northern Indiana entered into a twenty-year agreement for the rental of office facilities from Development at a current annual rental payment of approximately $3.3 million.

  The following is a schedule, by years, of future minimum rental payments, excluding those to associated companies, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996:

      YEAR ENDING DECEMBER 31,                            (DOLLARS IN THOUSANDS)
      ------------------------                            ----------------------
      1997...............................................        $  7,932
      1998...............................................           7,501
      1999...............................................           6,104
      2000...............................................           5,592
      2001...............................................           5,513
      Later years........................................          76,067
                                                                 --------
      Total minimum payments required....................        $108,709
                                                                 ========

  The consolidated financial statements include rental expense for all operating leases as follows:

                                                                       (DOLLARS
                                                                          IN
      YEAR ENDING DECEMBER 31,                                        THOUSANDS)
      ------------------------                                        ----------
         1996.......................................................    $8,121
         1995.......................................................    $8,450
         1994.......................................................    $7,890

COMMITMENTS

  The Utilities estimate that approximately $774 million will be expended for construction purposes for the period from January 1, 1997 to December 31, 2001. Substantial commitments have been made by the Utilities in connection with their programs.

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

  Northern Indiana has entered into an agreement with Integrated Systems Solutions Corporation (ISSC), a wholly-owned subsidiary of IBM, for ISSC to perform all data center, application development and maintenance and desktop management of Northern Indiana.

  Primary is the parent of subsidiaries including Harbor Coal Company (Harbor
Coal), North Lake Energy Corporation (North Lake), Lakeside Energy Corporation
(LEC), Portside Energy Corporation (Portside), and Cokenergy, Inc. (CE). Primary arranges energy-related projects with large industrial customers and has entered into certain commitments in connection with these projects.

  Harbor Coal Company has invested in a partnership to finance, construct, own, and operate a $65 million pulverized coal injection facility which began commercial operation in August 1993. The facility receives raw coal, pulverizes it and delivers it to Inland Steel Company for use in the operation of its blast furnaces. Harbor Coal is a 50% partner in the project with an Inland Steel affiliate. Industries has guaranteed the payment and performance of the partnership's obligations under a sale and leaseback of a 50% undivided interest in the facility.

                            NIPSCO INDUSTRIES, INC.

  North Lake has entered into a lease for the use of a 75-megawatt energy facility located at Inland Steel Company. The facility uses steam generated by Inland Steel to produce electricity which is delivered to Inland Steel. The facility began commercial operation in May 1996. Industries has guaranteed North Lake's obligations relative to the lease and certain obligations to Inland Steel relative to the project.

  LEC has entered into a lease for the use of a 161-megawatt energy facility to be located at USS Gary Works. The facility will process high pressure steam into electricity and low pressure steam to be delivered to USX Corporation--US Steel Group. The fifteen-year lease with a third-party lessor will commence once the facility is fully constructed. LEC is currently acting as the agent for the lessor to design, construct, and start up the energy facility. Capital Markets has guaranteed LEC obligations to the lessor during the construction period. Capital Markets also guarantees LEC's security deposit obligations relative to the lease and certain limited LEC obligations to the lessor. Construction of the project began in January 1996. The facility is scheduled to be operational in May 1997.

  Portside has entered into an agreement with National Steel Corporation (National) to utilize a new 63-megawatt energy facility at National's Midwest Division to process natural gas into electricity, process steam and heated water for a fifteen-year period. Portside intends to lease this facility, once constructed, from a third party. Additionally, Portside has entered into an interim agreement, which expires when the lease is established with the third-party lessor, under which Portside is acting as agent for the lessor to design, construct, and start up the energy facility. Industries has guaranteed certain Portside obligations to the lessor during construction. Capital Markets anticipates guaranteeing certain Portside obligations relative to the anticipated lease. Construction of the project began in June 1996. The facility is scheduled to be operational in August 1997.

  CE has entered into a fifteen-year service agreement with Inland Steel Company and the Indiana Harbor Coke Company, LP (Harbor Coke), a subsidiary of the Sun Company, Inc. This agreement provides that CE will utilize a new energy facility at Inland's Indiana Harbor Works to scrub flue gases and recover waste heat from the coke facility being constructed by Harbor Coke and produce process steam and electricity from the recovered heat which will be delivered to Inland. CE intends to lease these facilities, once constructed, from a third party. Additionally, CE has entered into an interim agreement, which expires when the lease is established with the third party lessor, under which CE is acting as agent to design, construct and start up the facilities. Capital Markets has guaranteed certain CE obligations during construction. Capital Markets anticipates guaranteeing certain CE obligations relative to the anticipated lease. Construction of the project began in January of 1997. The facility is scheduled to be operational in July of 1998.

  Primary has advanced approximately $42 million and $11 million, at December 31, 1996 and 1995, respectively, to the lessors of the energy related projects discussed above. These net advances are included in "Current Assets-- Prepayments and other" in the Consolidated Balance Sheet and "Other, net" as a component of operating activities in the Consolidated Statement of Cash Flows.

PURCHASE OF IWC RESOURCES CORPORATION

  On December 19, 1996, Industries and IWC Resources Corporation (IWCR) signed a definitive agreement under which Industries will acquire IWCR for approximately $290 million, payable primarily in Industries common shares and cash. Each share of IWCR stock will be exchanged for $32 of Industries common shares or cash. Shareholders in total will have the option of taking up to 55 percent of the total purchase price in cash.

  IWCR's largest subsidiary, Indianapolis Water Co., provides water service to approximately 235,000 customers in Indianapolis and adjacent counties. In addition, IWCR owns an underground utility locating and marking service business and one of the nation's major gas pipeline construction companies.

                            NIPSCO INDUSTRIES, INC.

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

                               ----------------

  The carrying values and estimated fair values of Industries' financial instruments are as follows:

                                      DECEMBER 31, 1996     DECEMBER 31, 1995
                                    --------------------- ---------------------
                                               ESTIMATED             ESTIMATED
                                     CARRYING     FAIR     CARRYING     FAIR
                                      AMOUNT     VALUE      AMOUNT     VALUE
                                    ---------- ---------- ---------- ----------
                                              (DOLLARS IN THOUSANDS)
      Cash and cash equivalents.... $   26,333 $   26,333 $   28,496 $   28,496
      Investments.................. $   30,003 $   33,019 $   25,893 $   27,045
      Long-term debt (including
       current portion)............ $1,273,158 $1,220,492 $1,273,376 $1,274,079
      Preferred stock.............. $  144,200 $  126,379 $  181,804 $  164,306

  The majority of the long-term debt relates to utility operations. The Utilities are subject to regulation and gains or losses may be included in rates over a prescribed amortization period, if in fact settled at amounts approximating those above.

CUSTOMER CONCENTRATIONS

  Industries' public utility subsidiaries supply natural gas and electric energy in the northern third of Indiana. Although these public utilities have a diversified base of residential and commercial customers, a substantial portion of their electric and gas industrial deliveries are dependent upon the basic steel industry. The following table shows the basic steel industry percentage of gas revenue (including transportation services) and electric revenue for 1996, 1995, and 1994:

      BASIC STEEL INDUSTRY                                        1996 1995 1994
      --------------------                                        ---- ---- ----
      Gas revenue percent........................................  1%   5%   2%
      Electric revenue percent................................... 22%  22%  26%

                            NIPSCO INDUSTRIES, INC.

QUARTERLY FINANCIAL DATA

  The following data summarize certain operating results for each of the quarters of 1996 and 1995:

                                                1996 QUARTERS ENDED
                                ------------------------------------------------------
                                  MARCH 31      JUNE 30       SEPT. 30      DEC. 31
                                ------------  ------------  ------------  ------------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
      Operating revenues......  $    576,028  $    364,970  $    356,274  $    524,354
      Operating expenses and
       taxes..................       481,033       314,461       299,375       440,464
                                ------------  ------------  ------------  ------------
      Operating income........        94,995        50,509        56,899        83,890
      Other income
       (deductions)...........           461         1,492         6,741        (3,001)
      Interest and other
       charges................        27,970        28,572        29,230        29,480
                                ------------  ------------  ------------  ------------
      Net income..............        67,486        23,429        34,410        51,409
      Dividend requirements on
       preferred shares.......           119           --            --            --
                                ------------  ------------  ------------  ------------
      Balance available for
       common shareholders....  $     67,367  $     23,429  $     34,410  $     51,409
                                ============  ============  ============  ============
      Earnings per average
       common share(a)........  $       1.08  $       0.38  $       0.56  $       0.85
                                ============  ============  ============  ============
                                                1995 QUARTERS ENDED
                                ------------------------------------------------------
                                  MARCH 31      JUNE 30       SEPT. 30      DEC. 31
                                ------------  ------------  ------------  ------------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
      Operating revenues......  $    522,498  $    360,462  $    370,379  $    468,986
      Operating expenses and
       taxes..................       436,425       307,272       306,456       387,260
                                ------------  ------------  ------------  ------------
      Operating income........        86,073        53,190        63,923        81,726
      Other income
       (deductions)...........          (831)         (143)       (1,246)       (2,021)
      Interest and other
       charges................        24,911        26,099        26,319        27,877
                                ------------  ------------  ------------  ------------
      Net income..............        60,331        26,948        36,358        51,828
      Dividend requirements on
       preferred shares.......           766           765           766           766
                                ------------  ------------  ------------  ------------
      Balance available for
       common shareholders....  $     59,565  $     26,183  $     35,592  $     51,062
                                ============  ============  ============  ============
      Earnings per average
       common share(a)........  $       0.92  $       0.41  $       0.56  $       0.81
                                ============  ============  ============  ============

--------

(a) Because of the combined mathematical effect of common shares repurchased and issued and the cyclical nature of net income during the year, the sum of earnings per share for any four quarterly periods may vary slightly from the earnings per share for the equivalent twelve-month period.

                            NIPSCO INDUSTRIES, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


SEGMENTS OF BUSINESS

  Industries' primary businesses are the distribution and transmission of natural gas and electric energy. The reportable items for the gas and electric segments for the years 1996, 1995, and 1994 are as follows:

                                                 1996       1995        1994
                                              ---------- ----------  ----------
                                                   (DOLLARS IN THOUSANDS)
Operating information--
  Gas operations:
    Operating revenues....................... $  799,395 $  691,402  $  681,909
    Operating expenses, excluding provision
     for utility income taxes................    702,735    605,805     613,698
                                              ---------- ----------  ----------
    Operating income before utility income
     taxes...................................     96,660     85,597      68,211
    Allowance for borrowed funds used during
     construction (AFUDC) and carrying
     charges (CC)............................        118      1,606       2,067
                                              ---------- ----------  ----------
    Operating income before utility income
     taxes and including AFUDC and CC........     96,778     87,203      70,278
                                              ---------- ----------  ----------
  Electric operations:
    Operating revenues.......................  1,022,231  1,030,923     994,492
    Operating expenses, excluding provision
     for utility income taxes................    721,603    723,159     703,822
                                              ---------- ----------  ----------
    Operating income before utility income
     taxes...................................    300,628    307,764     290,670
    Allowance for borrowed funds used during
     construction (AFUDC) and carrying
     charges (CC)............................        778      2,072       2,307
                                              ---------- ----------  ----------
    Operating income before utility income
     taxes and including AFUDC and CC........    301,406    309,836     292,977
                                              ---------- ----------  ----------
    Total....................................    398,184    397,039     363,255
  Other income, net..........................      5,693     (4,241)      2,216
  Less--interest and other charges...........    116,148    108,884     103,752
  Less--provision for utility income taxes...    110,995    108,449      97,732
                                              ---------- ----------  ----------
Net income per Consolidated Statement of In-
 come........................................    176,734    175,465     163,987
Dividend requirements on preferred shares....        119      3,063       3,063
                                              ---------- ----------  ----------
Balance available for common shareholders.... $  176,615 $  172,402  $  160,924
                                              ========== ==========  ==========
Other information--
  Depreciation and amortization expense:
    Electric................................. $  146,444 $  139,432  $  135,203
    Gas......................................     68,584     61,705      59,080
                                              ---------- ----------  ----------
      Total.................................. $  215,028 $  201,137  $  194,283
                                              ========== ==========  ==========
  Construction expenditures:
    Electric................................. $  146,660 $  132,273  $  145,095
    Gas......................................     61,221     60,693      57,450
                                              ---------- ----------  ----------
      Total.................................. $  207,881 $  192,966  $  202,545
                                              ========== ==========  ==========
Investment information--
  Identifiable assets(a):
    Electric................................. $2,575,995 $2,586,122  $2,594,976
    Gas......................................  1,006,270    890,192     921,693
                                              ---------- ----------  ----------
      Total..................................  3,582,265  3,476,314   3,516,669
  Other corporate assets.....................    692,078    523,206     430,469
                                              ---------- ----------  ----------
      Total assets........................... $4,274,343 $3,999,520  $3,947,138
                                              ========== ==========  ==========

--------
(a) Utility plant less accumulated provision for depreciation and amortization, materials and supplies, electric production fuel, natural gas in storage, fuel and gas cost adjustment clauses, unamortized R. M. Schahfer Units 17 and 18 carrying charges and deferred depreciation, Bailly scrubber carrying charges and deferred depreciation, and FERC Order No. 636 transition costs.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of NIPSCO Industries, Inc.:

  We have audited the accompanying consolidated balance sheet and consolidated statements of capitalization and long-term debt of NIPSCO Industries, Inc. (an Indiana corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements and the schedules referred to below are the responsibility of Industries' management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NIPSCO Industries, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules appearing in Exhibit 99.2 and Exhibit 99.3 are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

Chicago, Illinois
January 28, 1997

                            NIPSCO INDUSTRIES, INC.

                       SELECTED SUPPLEMENTAL INFORMATION

                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------
GAS STATISTICS                                                  1995     1994
--------------                                         1996   -------- --------
Operating Revenues ($000's)
  Residential (including home heating).............. $422,646 $407,233 $449,391
  Commercial........................................  141,193  132,647  152,400
  Industrial........................................   70,062   63,355   76,321
  Gas transported for others........................   33,536   64,255   33,977
  Other*............................................  131,958   23,912  (30,180)
                                                     -------- -------- --------
    Total........................................... $799,395 $691,402 $681,909
                                                     ======== ======== ========
Deliveries in dth (000's):
  Residential (including home heating)..............   84,146   77,536   73,749
  Commercial........................................   32,164   29,268   28,324
  Industrial........................................   17,732   16,260   15,812
  Gas transported for others........................  194,397  191,571  188,583
  Other.............................................    8,263    1,301      707
                                                     -------- -------- --------
    Total...........................................  336,702  315,936  307,175
                                                     ======== ======== ========
Customers Served--End of Year:
  Residential (including home heating)..............  659,742  648,207  636,601
  Commercial........................................   54,300   53,254   52,245
  Industrial........................................    4,234    4,185    4,218
  Other.............................................       80       75       68
                                                     -------- -------- --------
    Total...........................................  718,356  705,721  693,132
                                                     ======== ======== ========

--------
*Includes deferred gas cost revenue of $95,843, $11,351 and $(43,460), respectively.

                                                   YEAR ENDED DECEMBER 31,
                                               --------------------------------
ELECTRIC STATISTICS                                          1995       1994
-------------------                               1996    ---------- ----------
Operating Revenues ($000's)
  Residential................................. $  269,906 $  276,575 $  259,708
  Commercial..................................    247,808    244,776    238,402
  Industrial..................................    428,273    430,579    449,623
  Street lighting.............................      8,549      8,428      8,363
  Sales for resale............................     43,272     40,425     22,522
  Other**.....................................     24,423     30,140     15,874
                                               ---------- ---------- ----------
    Total..................................... $1,022,231 $1,030,923 $  994,492
                                               ========== ========== ==========
Sales in kilowatt-hours (000's)
  Residential.................................  2,700,234  2,797,247  2,552,430
  Commercial..................................  2,886,940  2,863,879  2,736,683
  Industrial..................................  9,318,353  9,552,777  9,542,109
  Street lighting.............................     56,413     55,515     55,438
  Sales for resale............................  1,678,346  1,574,041    564,166
  Other.......................................    100,265     80,894     85,568
                                               ---------- ---------- ----------
    Total..................................... 16,740,551 16,924,353 15,536,394
                                               ========== ========== ==========
Customers Served--End of Year:
  Residential.................................    365,011    360,425    355,658
  Commercial..................................     42,911     42,228     41,308
  Industrial..................................      2,725      2,697      2,672
  Other.......................................        874        873        831
                                               ---------- ---------- ----------
    Total.....................................    411,521    406,223    400,469
                                               ========== ========== ==========

--------
**Includes deferred fuel cost revenue of $1,980, $8,688 and $(4,826), respectively.

                            NIPSCO INDUSTRIES, INC.

                                                YEAR ENDED DECEMBER 31,
                                            ----------------------------------
                                               1996        1995        1994
                                            ----------  ----------  ----------
Operating Revenues
  Gas ($000's)............................. $  799,395  $  691,402  $  681,909
  Electric ($000's)........................ $1,022,231  $1,030,923  $  994,492
                                            ----------  ----------  ----------
    Total Operating Revenues ($000's)...... $1,821,626  $1,722,325  $1,676,401
Operating Margin ($000's).................. $1,050,883  $1,037,194  $  993,327
Operating Income ($000's).................. $  286,293  $  284,912  $  261,149
Net Income ($000's)........................ $  176,734  $  175,465  $  163,987
Shares outstanding at year end............. 59,805,661  62,379,596  63,905,389
Number of common shareholders..............     35,339      37,299      39,172
Earnings (loss) per average common share... $     2.88  $     2.72  $     2.48
Return on average common equity............       15.9%       15.5%       14.6%
Times interest earned (pre-tax)............       3.55        3.75        3.56
Dividends paid per share................... $     1.68  $     1.56  $     1.44
Dividend payout ratio......................       58.3%       57.4%       58.1%
Market values during the year:
  High..................................... $   40.250  $   38.500  $   33.000
  Low...................................... $   35.250  $   29.250  $   26.125
  Close.................................... $   39.625  $   38.250  $   29.750
Book value of common shares................ $    18.40  $    17.99  $    17.34
Market-to-book ratio at year end...........      215.4%      212.6%      171.6%
Total Assets ($000's)...................... $4,274,343  $3,999,520  $3,947,138
Construction expenditures ($000's)(a)...... $  207,881  $  192,966  $  202,545
Capitalization:
  Common shareholders' equity ($000's)..... $1,100,501  $1,122,215  $1,107,848
  Preferred and preference stock--
    Northern Indiana Public Service
     Company:
      Series without mandatory redemption
       provision ($000's).................. $   81,126  $   81,325  $   86,389
      Series with mandatory redemption
       provisions ($000's)................. $   61,246  $   63,651  $   66,057
    NIPSCO Industries, Inc.:
      Series with mandatory redemption
       provision ($000's).................. $      --   $   35,000  $   35,000
  Long-Term debt ($000's).................. $1,127,106  $1,175,728  $1,180,338
                                            ----------  ----------  ----------
    Total Capitalization ($000's).......... $2,369,979  $2,477,919  $2,475,632
Number of employees........................      4,168       4,356       4,441

Notes: (a) Including AFUDC.
   (b)Excluding Carbon County, return would have been 6.1%.
   (c)Excluding Carbon County Coal Settlement and related income taxes.

                            NIPSCO INDUSTRIES, INC.

                                          YEAR ENDED DECEMBER 31,
                                ----------------------------------------------
                                   1993        1992        1991        1990
                                ----------  ----------  ----------  ----------
Operating Revenues
  Gas ($000's)................  $  714,229  $  666,221  $  601,920  $  625,159
  Electric ($000's)...........  $  963,643  $  916,135  $  933,241  $  895,836
                                ----------  ----------  ----------  ----------
    Total Operating Revenues
     ($000's).................  $1,677,872  $1,582,356  $1,535,161  $1,520,995
Operating Margin ($000's).....  $  985,450  $  927,089  $  919,951  $  885,262
Operating Income ($000's).....  $  262,045  $  246,217  $  254,354  $  247,777
Net Income ($000's)...........  $  156,140  $  136,648  $  133,388  $  125,361
Shares outstanding at year
 end..........................  65,828,838  65,758,350  66,671,615  68,874,229
Number of common shareholders.      41,038      38,097      39,346      41,285
Earnings (loss) per average
 common share.................  $     2.31  $     2.00  $     1.94  $     1.81
Return on average common
 equity.......................        14.4%       13.1%       12.9%       12.7%
Times interest earned (pre-
 tax).........................        3.47        3.17        2.93        2.81
Dividends paid per share......  $     1.32  $     1.24  $     1.16  $     1.04
Dividend payout ratio.........        57.1%       62.0%       59.8%       57.5%
Market values during the year:
  High........................  $   34.875  $   26.625  $   27.000  $   19.250
  Low.........................  $   26.125  $   22.500  $   18.500  $   15.750
  Close.......................  $   32.875  $   26.500  $   25.750  $   18.875
Book value of common shares...  $    16.63  $    15.73  $    15.17  $    14.61
Market-to-book ratio at year
 end..........................       197.7%      168.5%      169.7%      129.2%
Total Assets ($000's).........  $3,912,324  $3,807,941  $3,647,557  $3,625,181
Construction expenditures
 ($000's)(a)..................  $  180,852  $  172,329  $  168,958  $  152,280
Capitalization:
  Common shareholders' equity
   ($000's)...................  $1,094,672  $1,034,530  $1,011,666  $1,005,982
  Preferred and preference
   stock--
    Northern Indiana Public
     Service Company:
      Series without mandatory
       redemption provision
       ($000's)...............  $   97,753  $   97,917  $   98,710  $   99,374
      Series with mandatory
       redemption provisions
       ($000's)...............  $   68,462  $   70,668  $   53,978  $   59,358
    NIPSCO Industries, Inc.:
      Series with mandatory
       redemption provision
       ($000's)...............  $   35,000  $   35,000  $   35,000  $   35,000
  Long-Term debt ($000's).....  $1,192,500  $1,054,454  $1,068,708  $1,165,682
                                ----------  ----------  ----------  ----------
    Total Capitalization
     ($000's).................  $2,488,387  $2,292,569  $2,268,062  $2,365,396
Number of employees...........       4,602       4,648       4,600       4,547

                            NIPSCO INDUSTRIES, INC.

                 SELECTED SUPPLEMENTAL INFORMATION (CONCLUDED)

                                   YEAR ENDED DECEMBER 31,
                         -------------------------------------------------
                            1989           1988        1987        1986
                         ----------     ----------  ----------  ----------
Operating Revenues
  Gas ($000's).........  $  677,262     $  620,723  $  581,130  $  741,021
  Electric ($000's)....  $  882,303     $  903,461  $  870,499  $  885,106
                         ----------     ----------  ----------  ----------
    Total Operating
     Revenues ($000's).  $1,559,565     $1,524,184  $1,451,629  $1,626,127
Operating Margin
 ($000's)..............  $  900,035     $  863,213  $  777,573  $  756,712
Operating Income
 ($000's)..............  $  252,807     $  257,923  $  192,415  $  179,896
Net Income ($000's)....  $   72,112(e)  $  103,449  $   38,876   $ (40,477)
Shares outstanding at
 year end..............  69,369,492     73,310,210  73,243,100  73,170,788
Number of common
 shareholders..........      43,763         47,324      50,074      56,466
Earnings (loss) per
 average common share..  $     1.00(e)  $     1.41  $     0.53       (0.55)(d)
Return on average
 common equity.........         7.2%(e)       10.4%        4.1%       (4.2%)(b)
Times interest earned
 (pre-tax).............        2.02(e)        2.38        1.65        1.96(c)
Dividends paid per
 share.................  $     0.84     $     0.60  $     0.15        none
Dividend payout ratio..        84.0%(e)       42.6%       28.3%        --
Market values during
 the year:
  High.................  $   19.625     $   14.125  $    13.00  $    13.50
  Low..................  $   13.125     $    8.625  $     8.00  $    9.375
  Close................  $   19.375     $   13.875  $     8.50  $    11.75
Book value of common
 shares ...............  $    13.92     $    14.03  $    13.13  $    12.90
Market-to-book ratio at
 year end..............       139.2%          98.9%       64.7%       91.1%
Total Assets ($000's)..  $3,657,718     $3,684,721  $3,821,690  $3,944,637
Construction
 expenditures
 ($000's)(a)...........  $  150,786     $  116,874  $  156,750  $  197,324
Capitalization:
  Common shareholders'
   equity ($000's).....  $  965,437     $1,028,554  $  961,562  $  943,933
  Preferred and
   preference stock--
    Northern Indiana
     Public Service
     Company:
      Series without
       mandatory
       redemption
       provision
       ($000's)........  $   99,874     $   99,937  $  191,392  $  191,392
      Series with
       mandatory
       redemption
       provisions
       ($000's)........  $   66,309     $   75,189  $  105,395  $  122,122
    NIPSCO Industries,
     Inc.:
      Series with
       mandatory
       redemption
       provision
       ($000's)........  $      --      $      --   $      --   $      --
  Long-Term debt
   ($000's)............  $1,261,760     $1,308,303  $1,401,326  $1,552,324
                         ----------     ----------  ----------  ----------
    Total
     Capitalization
     ($000's)..........  $2,393,380     $2,511,983  $2,659,675  $2,809,771
Number of employees....       4,825          4,946       5,172       5,695

--------
(d) Earnings per share were reduced by $1.39 due to the payment in satisfaction of the Carbon County Coal Company contract litigation. refund, less associated tax benefits of $30.3 million, related to the Bailly N1 generating unit.
(e) Earnings per share were reduced by $0.72 due to the $82.0 million