Form 10-K405, Exhibit 13
period 1997-12-31
NIPSCO INDUSTRIES INC
filed 1998-03-26
CIK 823392

                                                                      EXHIBIT 13

1997 FINANCIAL REVIEW

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HOLDING COMPANY

  NIPSCO Industries, Inc. (Industries) is an energy/utility-based holding company providing electric energy, natural gas and water to the public through its six wholly-owned regulated subsidiaries (Utilities): Northern Indiana Public Service Company (Northern Indiana); Kokomo Gas and Fuel Company (Kokomo
Gas); Northern Indiana Fuel and Light Company, Inc. (NIFL); Crossroads Pipeline Company (Crossroads); Indianapolis Water Company (IWC); and Harbour Water Corporation (Harbour). Industries' regulated gas and electric subsidiaries (Northern Indiana, Kokomo Gas, NIFL and Crossroads) are referred to as "Energy Utilities"; and regulated water subsidiaries (IWC and Harbour) are referred to as "Water Utilities."

  On March 25, 1997, Industries acquired IWC Resources Corporation (IWCR). IWCR's subsidiaries include two regulated water utilities (IWC and Harbour) and five non-utility companies providing utility-related services including installation, repair and maintenance of underground pipelines and utility line locating and marking. The two primary non-utility subsidiaries are Miller Pipeline Corporation (Miller) and SM&P Utility Resources, Inc. (SM&P).

  Industries also provides non-regulated energy/utility-related services including energy marketing and trading; power generation; gas transmission, supply and storage; installation, repair and maintenance of underground pipelines; utility line locating and marking; and related products targeted at customer segments principally through the following wholly-owned subsidiaries:
NIPSCO Development Company, Inc. (Development); NIPSCO Energy Services, Inc. (Services); Primary Energy, Inc. (Primary); Miller; and SM&P. NIPSCO Capital Markets, Inc. (Capital Markets) handles financing for Industries and its subsidiaries, other than Northern Indiana. These subsidiaries are referred to collectively as "Products and Services."

  On December 18, 1997, Industries and Bay State Gas Company signed a definitive merger agreement under which Industries will acquire all of the common stock of Bay State Gas Company in a stock-for-stock transaction. Refer to Purchase of Bay State Gas Company in Notes to Consolidated Financial Statements for a more detailed discussion of the proposed acquisition.

NET INCOME

  All references throughout this Annual Report to number of common shares reported for the period including per share amounts, stock option data and market prices of Industries' common stock have been restated to reflect a two-for-one stock split which is payable February 20, 1998, to shareholders of record at the close of business on January 30, 1998. At December 31, 1997, Industries adopted SFAS No. 128 "Earnings per Share." The adoption of this statement required Industries to present basic earnings per share and diluted earnings per share in place of primary earnings per share. Refer to Earnings per Share in Notes to Consolidated Financial Statements for information related to this disclosure.

  For 1997, net income of Industries increased to $190.8 million, or basic earnings of $1.54 per average common share, compared to $176.7 million, or basic earnings of $1.44 per average common share, for 1996. There were approximately 1.5 million more average common shares outstanding in 1997 than 1996. In 1995, net income was $175.5 million, or basic earnings of $1.36 per average common share. See Notes to Consolidated Financial Statements for Segments of Business regarding revenue and operating income derived from the delivery of gas, electricity, water and products and services.

REVENUES

  In 1997, operating revenues increased $598.6 million, or 30.1%, over 1996. Operating revenues in 1996 increased $218.6 million, or 12.4%, from 1995.

  During 1997, gas deliveries in dekatherms (dth), which include transportation services, increased 2.7%. Gas sales levels in 1997 remained relatively unchanged from 1996. Gas transportation services increased 4.6% mainly due to increased deliveries of gas transported for others. The Energy Utilities had approximately 729,400 gas customers at December 31, 1997. During 1996, gas deliveries increased 6.6% over 1995. Gas sales in 1996 increased 14.5% due to higher sales to residential and commercial customers as a result of colder weather during the first quarter of 1996 and increased sales to industrial and wholesale customers. Gas transportation services increased 1.6% mainly due to increased deliveries by Crossroads, which were partially offset by decreased deliveries to Northern Indiana's industrial customers.

  Gas revenues were $807.2 million in 1997, an increase of $7.8 million from 1996. The increase in gas revenues was mainly due to increased sales to wholesale customers, increased gas costs per dth and increased deliveries of gas transported for others, partially offset by decreased sales to residential and commercial customers and decreased gas transition costs. Gas revenues were $799.4 million in 1996, an increase of $108.0 million from 1995. The increase in gas revenues was mainly due to increased sales to residential and commercial customers as the result of colder weather during the first quarter of 1996, increased sales to industrial and wholesale customers and increased gas costs per dth, which were partially offset by decreased gas transition costs. The large commercial and industrial customers continued to utilize transportation services provided by the Energy Utilities. Gas transportation customers purchase much of their gas directly from producers and marketers and then pay a transportation fee to have their gas delivered over the Energy Utilities' systems. The Energy Utilities transported 203.7, 194.4 and 191.6 million dth in 1997, 1996 and 1995, respectively.

  In 1997, sales of electricity in kilowatt-hours (kwh) decreased 4.5% from 1996 mainly due to decreased sales to wholesale and industrial customers partially offset by increased sales to residential and commercial customers. Industrial sales decreased during the period as a result of cogeneration projects with two of Northern Indiana's major industrial customers coming online during the period. Northern Indiana had approximately 416,300 electric customers at December 31, 1997. In 1996, sales of electricity in kilowatt-hours (kwh) decreased 1.1% from 1995 mainly due to decreased sales to residential customers due to cooler summer weather in 1996 and decreased sales to industrial customers due to operational difficulties at several major industrial customers, which were partially offset by increased sales to commercial and wholesale customers.

  In 1997, electric revenues were $1.017 billion, a decrease of $5.1 million from 1996. The decrease in electric revenues was mainly due to decreased sales to industrial customers, partially offset by increased sales to residential and commercial customers and increased revenues related to wholesale transactions. Industrial sales decreased during the period as a result of cogeneration projects with two of Northern Indiana's major industrial customers coming online during the period. In 1996, electric revenues were $1.022 billion, a decrease of $8.7 million from 1995. The decrease in electric revenues was mainly due to decreased sales to residential customers due to cooler summer weather in 1996 and decreased sales to industrial customers due to operational difficulties at several major industrial customers, which were partially offset by increased sales to commercial and wholesale customers.

  Water revenue for the period April 1997 through December 1997 was $60.7 million. Water sales to residential and commercial customers accounted for $54.4 million of 1997 revenues. The Water Utilities had sales in millions of gallons (m.g.) of 35,566 during the last nine months of 1997 and served approximately 246,600 customers at December 31, 1997.

  In 1997, Products and Services revenues were $701.5 million, an increase of $535.2 million from 1996. The increase was partially due to an additional $274.4 million in gas energy marketing revenue resulting from increased sales to existing customers and customer growth during 1997. NESI Power Marketing, Inc., a wholly-owned subsidiary of Services, formed in December 1996 to market wholesale electric power accounted for $167.5 million of additional energy marketing revenue in 1997. Miller and SM&P contributed $95.6 million to operating revenues since the March 1997 acquisition of IWCR. Products and Services revenue in 1996 was $166.3 million, an increase of $119.3 million from 1995. This increase was primarily due to increased volumes in gas energy marketing.

  The components of the changes in operating revenues are shown in the following table:

                                                        YEAR 1997   YEAR 1996
                                                       COMPARED TO COMPARED TO
                                                        YEAR 1996   YEAR 1995
                                                       ----------- -----------
                                                            (IN MILLIONS)
   Gas Revenue
     Pass through of net changes in purchased gas
      costs, gas storage and storage transportation
      costs...........................................   $ 14.8      $ 55.3
     Gas transition costs.............................     (4.3)      (33.5)
     Changes in sales levels..........................     (6.6)       85.6
     Gas transported..................................      3.9         0.6
                                                         ------      ------
   Gas Revenue Change.................................      7.8       108.0
                                                         ------      ------
   Electric Revenue
     Pass through of net changes in fuel costs........      4.0         3.2
     Changes in sales levels..........................     (9.1)      (11.9)
                                                         ------      ------
   Electric Revenue Change............................     (5.1)       (8.7)
                                                         ------      ------
   Water Revenue Change...............................     60.7         --
                                                         ------      ------
   Products and Services Revenue
     Energy Marketing.................................    441.9        84.0
     Pipeline construction............................     47.2         --
     Locate and marking...............................     48.4         --
     Other............................................     (2.3)       35.3
                                                         ------      ------
   Products and Services
     Revenue Change...................................    535.2       119.3
                                                         ------      ------
       Total Operating Revenue Change.................   $598.6      $218.6
                                                         ======      ======

  See Rate Matters in Notes to Consolidated Financial Statements regarding FERC Order No. 636 transition costs.

  The basic steel industry accounted for 30% of natural gas delivered (including volumes transported) and 33% of electric sales during 1997.

  The Energy Utilities' rate schedules for electric and gas service to their customers contain an electric rate adjustment clause for changes in the cost of fuel and firm purchases of electric energy; and gas rate adjustment clauses to reflect changes in the cost of gas purchased, contracted gas storage and storage transportation costs. (See Fuel Adjustment Clause and Gas Cost Adjustment Clause under Summary of Significant Accounting Policies in Notes to Consolidated Financial Statements.)

GAS COSTS

  The Energy Utilities' gas costs increased $11.5 million (2.3%) in 1997 due to increased gas costs per dth, which were partially offset by decreased gas transition costs. The average cost for the Energy Utilities purchased gas in 1997, after adjustment for gas transition costs billed to transport customers, was $3.15 per dth as compared to $3.06 per dth in 1996. Gas costs increased $84.6 million (21.2%) in 1996 due to increased purchases and increased gas costs per dth, which were partially offset by decreased gas transition costs. The average cost for the Energy Utilities purchased gas in 1996, after adjustment for gas transition costs billed to transport customers, was $3.06 per dth as compared to $2.68 per dth in 1995.

FUEL AND PURCHASED POWER

  Cost of fuel for electric generation in 1997 increased mainly as a result of increased production. The average cost per kwh generated decreased 2.3% from 1996 to 15.43 mills. The cost of fuel for electric generation in 1996 decreased mainly as a result of decreased production. The average cost per kwh generated decreased 0.6% from 1995 to 15.79 mills.

  Power purchased decreased $16.5 million in 1997 as a result of decreased bulk power purchases. Power purchased increased $10.1 million in 1996 as a result of increased bulk power purchases and increased cost per megawatt purchased.

COST OF PRODUCTS AND SERVICES

  The cost of sales for Products and Services increased $503.3 million in 1997 to $604.5 million. Nine months of operations at IWCR's non-regulated subsidiaries increased cost of sales $67.2 million in 1997. Additionally, increased energy marketing activities increased cost of sales $435.7 million in 1997 compared to 1996. The cost of sales for Products and Services increased $91.9 million in 1996 to $101.2 million. This increase reflects primarily an increase in gas marketing activities.

OPERATING MARGINS

  Operating margins increased $95.0 million in 1997 to $1.211 billion. The gas operating margin decreased $3.7 million in 1997 due to decreased sales to residential and commercial customers reflecting milder weather, partially offset by increased sales to wholesale customers and increased deliveries of gas transported for others. Operating margin from electric sales increased $6.0 million due to increased sales to residential and commercial customers, and increased wholesale transactions, partially offset by decreased sales to industrial customers. The Water Utilities contributed $60.7 million to operating margin since the March 1997 acquisition of IWCR. Additionally, Miller and SM&P increased Products and Services operating margin $28.4 million during 1997. Operating margins increased $41.1 million in 1996 to $1.116 billion. The gas operating margin increased $23.3 million in 1996 due to increased sales to residential and commercial customers reflecting colder weather during the first quarter of 1996, increased sales to industrial and wholesale customers and increased deliveries of gas transported for others. Operating margin from electric sales decreased $9.6 million in 1996 due to decreased sales to residential customers reflecting cooler summer weather in 1996 and decreased sales to industrial customers due to plant operational difficulties at several major customers, which were partially offset by increased sales to commercial and wholesale customers. Operating margin from Products and Services increased $27.4 million in 1996 mainly due to improved margins in gas production and gas marketing activities.

OPERATING EXPENSES AND TAXES

  Operating expenses and taxes (except income) in 1997 increased 9.6% from 1996 to $800.4 million and in 1996 increased 5.3% from 1995 to $729.7 million.

  Operation expenses increased $44.2 million in 1997 over 1996. Nine months of operations at IWCR increased operation expenses $44.1 million in 1997. Additionally, new operations at Primary and Services increased operation expenses $8.4 million in 1997. These increases were partially offset by reduced pension costs, environmental costs of $4.2 million and pollution control facility costs of $4.1 million at Northern Indiana. Operation expenses increased $3.3 million in 1996 over 1995 due to increased pollution control facility costs, environmental costs of $5.9 million and other various increased operating costs partially offset by reduced pension costs.

  Maintenance expenses increased $2.5 million in 1997 from 1996 mainly reflecting nine months of maintenance at the Water Utilities. Maintenance expenses decreased $4.7 million in 1996 from 1995 mainly reflecting decreased maintenance activity at electric production facilities and gas underground storage facilities.

  Depreciation and amortization expense increased $15.8 million in 1997 from 1996 resulting from plant additions, amortization of plant acquisition adjustments and intangible assets. Depreciation and amortization expense increased $27.0 million in 1996 from 1995 resulting from plant additions, increased amortization of computer software and the amortization of deferred costs related to scrubber services provided by Pure Air at the Bailly Generating Station.

  Other Income (Deductions) increased $2.6 million in 1997 from 1996 mainly resulting from the disposition of certain oil and natural gas properties during the first quarter of 1997. Other Income (Deductions) increased $10.5 million in 1996 from 1995 mainly reflecting the sale of Crescent Dunes Lakeshore property to the National Park Service.

  Interest and other charges increased $14.9 million and $8.4 million in 1997 and 1996, respectively. The 1997 increase reflects the issuance of $300 million of Capital Markets' medium-term notes and interest expense at IWCR. The 1996 increase reflects the issuance of $169,275,000 of Northern Indiana's Medium-Term Notes, Series D, and $75 million of Capital Markets' Junior Subordinated Deferrable Interest Debentures, Series A, and the discontinuance of carrying charges on deferred charges related to the Bailly Generating Station scrubber service agreement.

  See Notes to Consolidated Financial Statements for a discussion of accounting policies and transactions impacting this analysis.

ENVIRONMENTAL MATTERS

  The Utilities have an ongoing program to remain aware of laws and regulations involved with hazardous waste and other environmental matters. The Utilities intend to continue to evaluate their facilities and properties with respect to these rules and identify any sites that would require corrective action. The Utilities have recorded a reserve of approximately $20 million to cover probable corrective actions as of December 31, 1997; however, environmental regulations and remediation techniques are subject to future change. The ultimate cost could be significant, depending on the extent of corrective actions required. Based upon investigations and management's understanding of current laws and regulations, the Utilities believe that any corrective actions required, after consideration of insurance coverages and contributions from other potentially responsible parties, will not have a significant impact on the results of operations or financial position of Industries.

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

  Refer to Environmental Matters in Notes to Consolidated Financial Statements for a more detailed discussion of the status of certain environmental issues.

LIQUIDITY AND CAPITAL RESOURCES

  During the next few years, it is anticipated that the great majority of earnings available for distribution of dividends will depend upon dividends paid to Industries by Northern Indiana. See Notes to Consolidated Financial Statements for a discussion of the Common Share Dividend.

  Utility construction expenditures for 1997, 1996 and 1995 were approximately $219 million, $208 million and $193 million, respectively. Industries' total utility plant investment on December 31, 1997, was $6.4 billion.

  During 1997, Industries' non-utility subsidiaries acquired interests in other properties and investments totaling approximately $38 million.

  On May 28, 1997, Northern Indiana was authorized to issue and sell up to $217,692,000 of its Medium-Term Notes, Series E, with various maturities, for purposes of refinancing certain first mortgage bonds and medium-term notes. As of December 31, 1997, $139.0 million of the medium-term notes had been issued with various interest rates and maturities. The proceeds from these issuances were used to pay short-term debt incurred to redeem its First Mortgage Bonds, Series N, and to pay at maturity various issues of Medium-Term Notes, Series D.

  IWC's first mortgage bonds are secured by its utility plant. Provisions of trust indentures related to the 8% Series Bonds require annual sinking or improvement payments amounting to 1/2% of the maximum aggregate amount outstanding. As permitted, this requirement has been satisfied by substituting a portion of permanent additions to utility plant.

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

  Between March 27, 1997 and May 7, 1997, Capital Markets issued and sold $300 million of medium-term notes with various interest rates and maturities. The proceeds from these issuances were used for the purchase of IWCR and to pay outstanding short-term obligations of Capital Markets.

  On December 1, 1997, Capital Markets issued $75 million of 6.78% Senior Notes due December 1, 2027. Proceeds from the sale of these notes were primarily used to pay Capital Markets' Zero Coupon Notes which matured December 1, 1997. The remaining balance of the proceeds will be used for Industries' general corporate purposes.

  Capital Markets has a $150 million revolving Credit Agreement which terminates August 19, 1999. This facility provides short-term financing flexibility to Industries and also serves as the back-up instrument for a commercial paper program. As of December 31, 1997, there were no borrowings outstanding under this agreement.

  Capital Markets also has $130 million of money market lines of credit. As of December 31, 1997, $20.1 million of borrowings were outstanding under these lines of credit.

  As of December 31, 1997, Capital Markets had $17.0 million in commercial paper outstanding, having a weighted average interest rate of 7.00%.

  The obligations of Capital Markets are subject to a Support Agreement between Industries and Capital Markets, under which Industries has committed to make payments of interest and principal on Capital Markets' securities in the event of a failure to pay by Capital Markets. Restrictions in the Support Agreement prohibit recourse on the part of Capital Markets' investors against the stock and assets of Northern Indiana. Under the terms of the Support Agreement, in addition to the cash flow of cash dividends paid to Industries by any of its consolidated subsidiaries, the assets of Industries, other than the stock and assets of Northern Indiana, are available as recourse to holders of Capital Markets' securities. The carrying value of the assets of Industries, other than the stocks and assets of Northern Indiana, reflected in the consolidated financial statements of Industries, is approximately $1.3 billion at December 31, 1997.

  Cash flow from operations has provided sufficient liquidity to meet current operating requirements. Because of the seasonal nature of the utility business and the construction program, Northern Indiana makes use of commercial paper intermittently as short-term financing. As of December 31, 1997, Northern Indiana had $71.5 million in commercial paper outstanding, having a weighted average interest rate of 6.16%.

  Northern Indiana has a $250 million revolving Credit Agreement with several banks which terminates August 19, 1999. As of December 31, 1997, there were no borrowings outstanding under this agreement. In addition, Northern Indiana has $14.2 million in lines of credit which run to May 31, 1998. The credit pricing of each of the lines varies from either the lending banks' commercial prime or market rates. Northern Indiana has agreed to compensate the participating banks with arrangements that vary from no commitment fees to a combination of fees which are mutually satisfactory to both parties. As of December 31, 1997, there were no borrowings under these lines of credit. The Credit Agreement and lines of credit are also available to support the issuances of commercial paper.

  Northern Indiana also has $273.5 million of money market lines of credit. As of December 31, 1997, $47.5 million of borrowings were outstanding under these lines of credit.

  Northern Indiana has a $50 million uncommitted finance facility. At December 31, 1997, there were no borrowings outstanding under this facility.

  IWCR and its subsidiaries have lines of credit with banks aggregating $73.7 million. At December 31, 1997, $48.9 million of borrowings were outstanding under these lines of credit.

  During recent years, Northern Indiana has been able to finance its construction program with internally generated funds and expects to be able to meet future commitments through such funds.

  The Utilities do not expect the effects of inflation at current levels to have a significant impact on their results of operations, ability to contain cost increases, or need to seek timely and adequate rate relief. The Energy Utilities do not anticipate the need to file for gas and electric base rate increases in the near future.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

  The primary market risks to which Industries is exposed and in connection with which Industries uses market risk sensitive instruments are commodity price risk and interest rate risk.

  Industries engages in price risk management activities related to electricity and natural gas. Price risk arises from fluctuations in energy commodity prices due to changes in supply and demand. Industries actively monitors and limits its exposure to commodity price risk. Industries' price risk management policy allows the use of derivative financial and commodity instruments to reduce (hedge) exposure to price risk of its supply and related purchase and sales commitments of energy, as well as related anticipated transactions. As part of this commodity price risk, Industries is exposed to geographic price differentials due primarily to transportation costs and local supply-demand factors. Industries uses basis swaps to hedge a portion of this exposure. For economic reasons or otherwise, Industries does not hedge all of its basis exposure.

  Industries enters into certain sales contracts with customers based upon a fixed sales price and varying volumes which are ultimately dependent upon the customer's supply requirements. Industries utilizes financial instruments to reduce the commodity price risk based on modeling techniques to anticipate these future supply requirements. Industries continues to be exposed to price risk for the difference between the ultimate supply requirements and those modeled.

  Although the Energy Utilities are subject to commodity price risk as part of their traditional operations, the current regulatory framework within which the Energy Utilities operate allows for full collection of fuel and gas costs in rate-making. Consequently, there is limited commodity price risk after consideration of the related rate-making. However, as the utility industry deregulates, Energy Utilities will be providing services without the benefit of the traditional rate-making allowances and will therefore be more exposed to commodity price risk.

  Because the commodities covered by Industries' derivative financial and commodity instruments are substantially the same commodities that Industries buys and sells in the physical market, no special correlation studies other than monitoring the degree of convergence between the derivative and cash markets are deemed necessary.

  Industries' daily net commodity position consists of natural gas inventories, commodity purchase and sales contracts and derivative financial and commodity instruments. The fair value of such positions is a summation of the fair values calculated for each commodity by valuing each net position at quotes from exchanges and over-the-counter markets and includes location differentials. Based on Industries' net commodity position at fair value at December 31, 1997, a 10% adverse movement in electric and natural gas market prices would have reduced net income by approximately $2.3 million. However, any such movements in prices is not indicative of actual results and is subject to change. Refer to Summary of Significant Accounting Policies-- Hedging Activities for further discussion of Industries' hedging policies.

  Industries utilizes long-term debt as a primary source of capital in its business. A significant portion of Industries' long-term debt consists of medium-term notes, the interest component of which resets on a periodic basis to reflect current market conditions. The Utilities utilize longer term fixed price debt instruments which have been and will be refinanced at lower interest rates if Industries deems it to be economical. Refer to Consolidated Statement of Long-term Debt for detailed information related to Industries' long-term debt outstanding and Fair Value of Financial Instruments in Notes to Consolidated Financial Statements for current market valuation of long-term debt.

YEAR 2000 COSTS

  Industries has several major projects underway to modify portions of its systems for proper functioning in the year 2000. These include a project to evaluate Industries' proprietary software and to work with each of Industries' software vendors to assure that appropriate steps are being taken to mitigate the problem in each vendor's software or, in some cases, to replace software with year 2000 compliant software; a project to identify and mitigate problems wherever they exist in Industries' systems ranging from equipment used in Northern Indiana's generating stations to Industries' phone system that have date information within them; and an initiative to assure that each entity that electronically receives information from Industries or sends information to Industries is aware of the steps that Industries is taking and is taking appropriate steps of its own to address the problem. Consistent with its plan, Industries expects to be year 2000 compliant with some systems as early as third quarter 1998 and other systems no later than the third quarter of 1999.
  Costs related to maintenance or modification of Industries' systems have been and will be expensed as incurred. Industries estimates that costs to become year 2000 compliant will be approximately $10-$15 million, including acquisition costs of new systems which will be capitalized consistent with Industries' accounting policies. Industries does not anticipate the related costs to have a material impact on its results of operations, nor does Industries anticipate any disruption of its ability to deliver service as a result of the year 2000 issue.

COMPETITION

  The Energy Policy Act of 1992 (Energy Act) allows FERC to order electric utilities to grant access to transmission systems by third-party power producers. The Energy Act specifically prohibits federally mandated wheeling of power for retail customers. On April 24, 1996, FERC issued its Order No. 888-A which opens wholesale power sales to competition and requires public utilities owning, controlling, or operating transmission lines to file non-discriminatory open access tariffs that offer others the same transmission service they provide themselves. Northern Indiana filed its tariff as did virtually all other transmission owners subject to FERC jurisdiction. Order No. 888-A also provides for the full recovery of stranded costs--that is, costs that were prudently incurred to serve power customers and that could go unrecovered if these customers use open access to move to another supplier. FERC expects this rule will accelerate competition and bring lower prices and more choices to wholesale energy customers. On November 25, 1997, FERC issued Order No. 888-B on rehearing, affirming in all important respects its earlier Order No. 888-A. Although wholesale customers represent a relatively small portion of Northern Indiana's sales, Northern Indiana will continue its efforts to retain and add customers by offering competitive rates.

  In January 1997, legislation was introduced in the Indiana General Assembly addressing electric utility competition and deregulation. This proposed legislation was not adopted. Legislation similar to the 1997 electric restructuring legislation was introduced in January 1998. Northern Indiana has begun discussions with other utilities and its largest customers on the technical and economic aspects of possible legislation to allow customer choice. Operating in a competitive environment will place added pressures on utility profit margins and credit quality. Increasing competition in the electric utility industry has already led the credit rating agencies to apply more stringent guidelines in making credit rating determinations.

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

  FERC Order No. 636 shifted primary responsibility for gas acquisition, transportation and peak days' supply from pipelines to local gas distribution companies such as the Energy Utilities. Although pipelines continue to transport gas, they no longer provide sales service. The Energy Utilities believe they have taken appropriate steps to ensure the continued acquisition of adequate gas supplies at reasonable prices.

  The mix of gas revenues from retail sales, interruptible retail sales, firm transportation service and interruptible transportation services has changed significantly over the past several years. The deregulation of the gas industry, since the mid-1980s, allows large industrial and commercial customers to purchase their gas supplies directly from producers and use the Energy Utilities' facilities to transport the gas. Transportation customers pay the Energy Utilities only for transporting their gas from the pipeline to the customers' premises.

  Northern Indiana filed a petition for an Alternative Regulatory Plan (ARP) with the Commission on November 29, 1995. Following negotiation and settlement with major intervenors, Northern Indiana submitted a modified ARP to the Commission on May 9, 1997. In its modified ARP, Northern Indiana proposed to implement new rates and services that would include, among other things, further unbundling of services for additional customer classes, increased customer choice for sources of natural gas supply, negotiated services and prices, an incentive gas cost mechanism and a price protection program. On October 8, 1997, the Commission issued an order approving, in all respects, the modified ARP which became effective November 1, 1997. The first pilot program was launched in January 1998 and the first gas volumes will flow under this program by March 1998. Significantly, the Commission order allows the natural gas marketing affiliate of Northern Indiana to participate as a supplier in this pilot and in future expansions of supplier choice to other customers on the Northern Indiana system. On October 28, 1997, ERI Services, Inc. and Enron Capital and Trade Resources Corp. filed Petitions for Rehearing of the October 8, 1997 order. Northern Indiana expects a Commission decision on these Petitions during the first quarter of 1998.

  To date, the Energy Utilities' system has not been materially affected by competition, and management does not foresee substantial adverse effects in the near future, unless the current regulatory structure is substantially altered. The Energy Utilities believe the steps they are taking to deal with increased competition will have significant, positive effects in the next few years.

FORWARD LOOKING STATEMENTS

  This Annual Report contains forward looking statements within the meaning of the securities laws. Industries cautions that, while it believes such statements to be based on reasonable assumptions and makes such statements in good faith, there can be no assurance that the actual results will not differ materially from such assumptions or that the expectations set forth in the forward looking statements derived from such assumptions will be realized. Investors should be aware of important factors that could have a material impact on future results. These factors include, but are not limited to, weather, the federal and state regulatory environment, the economic climate, regional, commercial, industrial and residential growth in the service territories served by Industries' subsidiaries, customers' usage patterns and preferences, the speed and degree to which competition enters the utility industries, the timing and extent of changes in commodity prices, changing conditions in the capital and equity markets and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Industries.