Form 10-K405, Exhibit 13
period 1999-12-31
NISOURCE INC
filed 2000-03-30
CIK 823392

1999 FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

--------------------------------------------------------------------------------
                                HOLDING COMPANY
--------------------------------------------------------------------------------

NiSource Inc. (NiSource), formerly NIPSCO Industries, Inc., is an energy and utility-based holding company headquartered in Merrillville, Indiana, that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. NiSource was organized as an Indiana holding company in 1987 under the name "NIPSCO Industries, Inc.," and changed its name to NiSource Inc. on April 14, 1999, to reflect its new direction as a multi-state supplier of energy and water resources and related services.

NiSource's gas business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and New England. In addition, NiSource expanded its gas marketing, trading and storage operations with the April 1999 acquisition of TPC Corporation, now renamed EnergyUSA-TPC Corp. (TPC). NiSource's electric business is comprised of a regulated electric utility that operates in northern Indiana. The electric business also includes wholesale sales and power trading activities. NiSource's regulated gas and electric subsidiaries are collectively referred to as the "Energy Utilities." NiSource's regulated water subsidiaries are collectively called the "Water Utilities." Collectively the Energy and Water Utilities are referred to as the "Utilities."

     Non-regulated energy and utility-related products and services are provided through the "Products and Services" subsidiaries. Products and Services subsidiaries perform energy-related services and offer products in connection with these services, which include pipeline construction, repair and maintenance of underground gas pipelines and locating and marking utility lines.

     In addition to the Utilities and the Products and Services subsidiaries, NiSource has a wholly-owned subsidiary, NiSource Capital Markets, Inc. (Capital Markets), which engages in financing activities for NiSource and certain of its subsidiaries, excluding Northern Indiana Public Service Company (Northern Indiana).

--------------------------------------------------------------------------------
                                   NET INCOME
--------------------------------------------------------------------------------

     Net income decreased $33.5 million from 1998 to $160.4 million for 1999. The 1999 and 1998 twelve month periods are not directly comparable due to the acquisition of Bay State Gas Company (BSG) in February 1999 and TPC in April 1999. As natural gas businesses, BSG and TPC record the bulk of their revenues during the winter heating season. The timing of these acquisitions, the seasonal nature of these operations and a milder-than-normal winter and fall resulted in lower earnings for the year.

     Excluding the results of operations of the BSG and TPC, 1999 earnings reflected stronger operating results from NiSource's electric and water businesses along with continued customer growth. Results include after-tax charges of $8.1 million incurred in connection with the company's attempted acquisition of Columbia Energy Group (CEG). NiSource also recorded after-tax adjustments of $21.7 million during 1999. These adjustments were the result of adverse economic conditions which impacted equity investments, the most significant of which was in oil and gas development, and the decision to abandon a number of non-core businesses and facilities.

     For 1998, net income increased $3.1 million from 1997 to $193.9 million due primarily to an increase in electric utility margin resulting from a warmer 1998 summer as compared to 1997 and a full year of results of operations relating to the Water Utilities, offset partially by a weak performance in electric wholesale operations.

--------------------------------------------------------------------------------
                                  GAS REVENUES
--------------------------------------------------------------------------------

The gas revenues described herein represent the combined revenues of our gas utilities and gas marketing segments adjusted for intercompany transactions. Gas revenues were $1.7 billion in 1999, an increase of $443.7 million from 1998. This increase was primarily due to the inclusion of $316.4 million gas revenues from BSG, increased gas marketing and trading revenues as a result of the TPC acquisition in April 1999 and increased gas sales to residential customers as a result of colder weather during 1999, partially offset by decreased gas sales to commercial and industrial customers. During 1999, gas deliveries in dekatherms
(dth), which include transportation services and BSG, increased 31%. Gas deliveries to residential and commercial customers increased reflecting the acquisition of BSG and heating degree-days 12% higher than 1998. The Energy Utilities had 1,071,221 gas customers at December 31, 1999.

     Gas revenues were $1.2 billion in 1998, an increase of $25.2 million from 1997. This increase is attributable to increased gas marketing activity partially offset by decreased deliveries to residential and commercial customers due to significantly warmer weather than 1997, decreased gas costs per dth and decreased gas transition costs. During 1998, gas deliveries in dth, which include transportation services, increased 6% due to increased gas marketing activities, partially offset by gas deliveries to residential and commercial customers which decreased 20% and 23%, respectively, reflecting heating degree-days 21% lower than 1997.

     Large commercial and industrial customers continue

1999 FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
================================================================================

to utilize transportation services provided by the Energy Utilities. Gas transportation customers purchase much of their gas directly from producers and marketers and then pay a transportation fee to have their gas delivered over the Energy Utilities' systems. The Energy Utilities transported 252.5, 202.9, and
200.9 million dth for others in 1999, 1998 and 1997, respectively. The basic steel industry accounted for 15% of natural gas delivered (including volumes transported) during 1999.

     The components of the changes in gas revenues are shown in the following table:

                                              YEAR 1999       YEAR 1998
                                             COMPARED TO     COMPARED TO
                                              YEAR 1998       YEAR 1997

                                                    (In millions)
Gas Revenue Changes
  Pass through of net
     changes in purchased
     gas costs, gas storage
     and storage trans-
     portation costs......................     $ 12.9          $ (60.6)
  Gas transition costs....................       (4.3)           (22.4)
  Changes in sales levels.................       26.1           (100.5)
  Bay State Gas
     Acquisition..........................      316.4               --
  Gas transported.........................        6.4              8.4
  Gas marketing
     and trading..........................       86.2            200.3
                                             --------         --------
Gas Revenue Change........................     $443.7          $  25.2

--------------------------------------------------------------------------------
                               GAS COSTS OF SALES
--------------------------------------------------------------------------------

The gas costs described herein represent the combined costs of our gas utilities and gas marketing segments adjusted for intercompany transactions. The gas costs increased $262.4 million (28%) in 1999 due to the inclusion of gas costs of $155.2 million for BSG, increased gas marketing and trading activities and increased purchased gas costs per dth for the Energy Utilities. The average cost for the Energy Utilities' purchased gas in 1999, after adjustment for gas transition costs billed to transport customers, was $2.67 per dth excluding purchased gas costs of BSG as compared to $2.60 per dth in 1998. Gas costs increased $67.9 million (8%) in 1998 mainly due to increased purchases of gas of $198 million related to gas marketing activities partially offset by decreased gas purchases, decreased gas transition costs and decreased gas costs per dth by the Energy Utilities. The average cost for the Energy Utilities' purchased gas in 1998, after adjustment for gas transition costs billed to transport customers, was $2.60 per dth as compared to $3.15 per dth in 1997.

--------------------------------------------------------------------------------
                             GAS OPERATING MARGINS
--------------------------------------------------------------------------------

Gas operating margin increased $181.3 million in 1999. This increase mainly reflects $161.2 million of gas operating margin from BSG and increased deliveries to residential and commercial customers reflecting colder weather during 1999, partially offset by decreased deliveries to industrial customers. Gas operating margin decreased $42.7 million in 1998 due to decreased deliveries to residential and commercial customers reflecting the warmer heating season in 1998 than 1997, partially offset by increased deliveries of gas transported for others.

--------------------------------------------------------------------------------
                               ELECTRIC REVENUES
--------------------------------------------------------------------------------

In 1999, electric revenues were $1.1 billion (after elimination of intercompany transactions of approximately $3.0 million), a decrease of $305.6 million from 1998. Sales of electricity in kilowatt-hours (kwh) decreased 38% from 1998. Electric revenues decreased as a result of significantly reduced non-regulated wholesale sales and power marketing transactions, partially offset by increased electric sales to residential and commercial customers due to warmer weather during the third quarter of 1999, and increased industrial sales. Sales to residential and commercial customers increased 2% and 4% in kwh, respectively, reflecting the warmer summer in 1999. At December 31, 1999, NiSource had 425,833 electric customers.

     In 1998, electric revenues were $1.4 billion, an increase of $242.0 million from 1997. Sales of electricity in kwh increased 25.5% from 1997. The increase in elec-tric revenue was primarily due to increased sales to residential and commercial customers (increases of 7% and 6% in kwh, respectively), reflecting a significantly warmer summer in 1998 and increased wholesale sales and power marketing activities. The increases were partially offset by a 2% kwh reduction in sales to industrial customers, reflecting a full year of operations at two cogeneration projects located at major industrial customers' facilities. The basic steel industry accounted for 29% of electric sales during 1999.

     The components of the changes in electric revenues are shown in the following table:

                                                 YEAR 1999       YEAR 1998
                                                COMPARED TO     COMPARED TO
                                                 YEAR 1998       YEAR 1997
                                                -----------     -----------
                                                       (In millions)
Electric Revenue Changes
  Pass through of net changes in fuel costs       $  5.5          $  (9.3)
  Changes in sales levels..................         39.1             15.3
  Wholesale sales and power marketing......       (350.2)           236.0
                                                -----------     -----------

Electric Revenue Change....................       $(305.6)        $ 242.0
                                                -----------     -----------


--------------------------------------------------------------------------------
                             ELECTRIC COST OF SALES
--------------------------------------------------------------------------------

Cost of fuel for electric generation in 1999 decreased $1.5 million compared to 1998 primarily due to decreased fuel costs per kwh generated. The average cost per kwh generated decreased 3% from 1998 to 1.47 cents per kwh in 1999. Cost of fuel for electric generation in 1998 increased mainly as a result of increased production of 8%. The average cost per kwh generated decreased 3% from 1997 to
1.52 cents per kwh in 1998.

--------------------------------------------------------------------------------
                                POWER PURCHASED
--------------------------------------------------------------------------------

Power Purchased decreased $340.5 million in 1999 as a result of decreased wholesale sales and power marketing activities. Power purchased increased $208.5 million in 1998 as a result of increased bulk power purchases and increased wholesale power marketing activities.

--------------------------------------------------------------------------------
                           ELECTRIC OPERATING MARGINS
--------------------------------------------------------------------------------

Operating margin from electric sales in 1999 increased $36.5 million. This increase occurred mainly due to improved margins on wholesale sales and power trading transactions and increased sales to residential and commercial customers as a result of warmer weather in the third quarter of 1999. Operating margin from electric sales in 1998 increased $21.4 million due to increased sales to residential and commercial customers, reflecting a significantly warmer summer in 1998 than in 1997, and increased wholesale sales, partially offset by decreased sales to industrial customers.

--------------------------------------------------------------------------------
                                 WATER REVENUE
--------------------------------------------------------------------------------

Water revenues in 1999 were $98.4 million (after elimination of intercompany transactions of approximately $0.1 million), of which water sales to residential and commercial customers accounted for $88.2 million. The $14.4 million increase was primarily due to increased water volumes sold and increased water rates for Indianapolis Water Company (IWC) that became effective on April 8, 1998 and April 8, 1999. The Water Utilities had sales of 45,424 in millions of gallons (m.g.)

1999 FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
================================================================================

and served 275,688 customers at December 31, 1999. Water revenues for 1998 were $84.0 million. Water sales to residential and commercial customers accounted for $75.2 million of 1998 revenues. The Water Utilities had sales of 40,822 m.g. and served 253,664 customers at December 31, 1998. Water revenues for the period April 1997 through December 1997 were $60.7 million, of which water sales to residential and commercial customers accounted for $54.4 million. March 1997 was the month during which NiSource acquired the Water Utilities. The Water Utilities had sales of 32,504 m.g. during the last nine months of 1997 and served 246,643 customers at December 31, 1997.

     The components of the changes in water revenues are shown in the following table:

                                       YEAR 1999       YEAR 1998
                                      COMPARED TO     COMPARED TO
                                       YEAR 1998       YEAR 1997

                                             (In millions)
Water Revenue Changes
  Rate increase....................       $ 4.9           $ 3.9
  Changes in sales levels..........         9.5            19.4
                                        -------         -------
Water Revenue Change...............       $14.4           $23.3

--------------------------------------------------------------------------------
                            WATER OPERATING MARGINS
--------------------------------------------------------------------------------

The Water Utilities' operating margin in 1999 increased $14.4 million. This increase was primarily due to increased water volumes sold and increased water rates for IWC that became effective on April 8, 1998 and April 8, 1999. The Water Utilities' operating margin in 1998 increased $23.2 million reflecting the inclusion in the NiSource consolidated financial statements of a full year of the Water Utilities' operating results in 1998. The Water Utilities contributed $60.7 million to operating margin in 1997, reflecting the March 1997 acquisition of the Water Utilities.

--------------------------------------------------------------------------------
                         PRODUCTS AND SERVICES REVENUE
--------------------------------------------------------------------------------

In 1999, Products and Services revenues were $271.7 million (after elimination of intercompany transactions of approximately $12 million), an increase of $59.3 million from 1998. This increase reflects revenues from a new cogeneration project which began commercial operations in August 1998, increased pipeline construction activity, increased line locating and marking activity and the inclusion of revenue of BSG's unregulated subsidiaries commencing in February 1999. In 1998, Products and Services revenues were $212.4 million, an increase of $55.8 million from 1997. This increase reflected increased pipeline construction activity and line locating and marking activities in the amount of $31.7 million reflecting a full year of operations included in 1998 (the pipeline construction and line locating businesses were acquired in March 1997) and a new cogeneration project which began commercial operations in August 1998.

     The components of the changes in operating revenues at Products and Services are shown in the following table:

                                       YEAR 1999        YEAR 1998
                                      COMPARED TO      COMPARED TO
                                       YEAR 1998        YEAR 1997

                                             (In millions)
Products and Services
  Revenue Changes
  Pipeline construction............       $11.1           $14.4
  Locate and marking...............         5.4            17.3
  Cogeneration project.............        19.1            16.1
  Other............................        23.7             8.0
Products and Services                   -------         -------
  Revenue Change...................       $59.3           $55.8

--------------------------------------------------------------------------------
                      PRODUCTS AND SERVICES COST OF SALES
--------------------------------------------------------------------------------

The cost of sales in 1999 for Products and Services increased $38.3 million. This increase reflects the inclusion of cost of sales for certain subsidiaries acquired in connection with the BSG acquisition and increased pipeline construction activity and line locating and marking activities.

1999 FINANCIAL REVIEW
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION (Continued)
================================================================================

The cost of sales in 1998 for Products and Services increased $28.3 million mainly due to inclusion of the cost of sales for the pipeline construction and line locating and marking subsidiaries (acquired in March 1997) for twelve months in 1998 compared to nine months in 1997.

--------------------------------------------------------------------------------
                      PRODUCTS AND SERVICES COST OF SALES
--------------------------------------------------------------------------------

Products and Services operating margin increased $21.0 million during 1999, reflecting a new energy-related project, which began commercial operations in August 1998 and increased pipeline construction activity and the inclusion of the operating margin of BSG's unregulated subsidiaries in February 1999. Products and Services operating margin in 1998 increased $27.6 million reflecting the inclusion of a full year of operations of pipeline construction activity and line locating and marking activities and a new cogeneration project which began commercial operations in August 1998.

--------------------------------------------------------------------------------
                  OPERATING EXPENSES AND TAXES (EXCEPT INCOME)
--------------------------------------------------------------------------------

Operating expenses and taxes (except income) increased $213.1 million from 1998, of which $127.3 million is due to the acquisition of BSG in February 1999. Operating expenses and taxes (except income) increased $18.5 million in 1998 from 1997.

    The operating and maintenance expenses of the Energy Utilities increased $89.1 million from 1998. The increase was primarily due to the inclusion of $79.1 million of operating expenses of BSG commencing in February 1999, increased operating costs of $7.4 million, increased employee related costs of $15.6 million and increased expenses for distributed generation and fuel cell research and development which were partially offset by a $13 million insurance settlement related to manufactured gas plants site cleanup costs. The unregulated gas and electric businesses operation expenses increased $10.4 million primarily due to the inclusion of $6.1 million of TPC operation costs from April to December 1999. Operating and maintenance expenses at the Energy Utilities decreased $22.7 million 1998 from 1997 mainly due to decreased employee related costs of $11.7 million, decreased sales and marketing activities of $5.7 million and decreased electric production operating costs of $4.3 million.

1999 FINANCIAL REVIEW
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
================================================================================

Operating expenses at the Water Utilities increased $5.8 million from 1998 due to increased water treatment and employee related costs. Operation expenses at the Water Utilities increased $12.2 million from 1997 reflecting the inclusion of a full year of operation of the Water Utilities.

     Operating expenses for Products and Services increased $14 million in 1999 reflecting the inclusion of operating expense of BSG's unregulated subsidiaries in February 1999, and a full year of operating costs for a new cogeneration facility which began commercial operation during 1998. Operating expenses for Products and Services increased $22.6 million in 1998 from 1997 reflecting a full year of operations for pipeline construction and line locating activities acquired in March 1997 and the startup of operations of a new cogeneration facility during 1998.

     Operating expenses also include charges of $13.1 million for professional fees and filing costs incurred during 1999 in connection with the attempted acquisition of CEG.

     Depreciation and amortization expenses increased $54.9 million in 1999 from 1998, primarily resulting from inclusion of depreciation and amortization for BSG ($36.2 million) and increased depreciation expense at the Energy and Water Utilities due to plant additions. Depreciation and amortization expense increased $6.7 million in 1998 from 1997 as a result of plant additions and the inclusion of twelve months of depreciation and amortization expenses for the Water Utilities and its unregulated subsidiaries, including the pipeline construction business and the line locating and marking business.

     Taxes (except income) increased $15.4 million in 1999 primarily as the result of the BSG acquisition ($12.0 million).

--------------------------------------------------------------------------------
                             INTEREST EXPENSE, NET
--------------------------------------------------------------------------------

     Interest expense, net increased $37.8 million and $8.2 million in 1999 and 1998, respectively. The 1999 increase reflects the inclusion of interest charges for BSG of $19 million, interest on the September 1999 issuance of $160 million in Puttable Reset Securities (PURS) and increased interest expense on higher short-term borrowings. The 1998 increase reflects twelve months of interest payments on $300 million of Capital Markets' medium-term notes and $75 million of Capital Markets' Junior Subordinated Deferrable Interest Debentures, Series A and the inclusion of twelve months of interest expense at IWC Resources Corporation (IWCR), which was acquired in March 1997.

1999 FINANCIAL REVIEW
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
================================================================================

--------------------------------------------------------------------------------
                               MINORITY INTERESTS
--------------------------------------------------------------------------------

The 1999 increase of $16.7 million in minority interests reflects the dividends paid on Company-obligated mandatorily redeemable Preferred Securities issued in February 1999.

--------------------------------------------------------------------------------
                                   OTHER NET
--------------------------------------------------------------------------------

Other, net decreased $29.6 million primarily reflecting the impact of adverse economic conditions on certain equity investments, the most significant of which was in oil and gas development. NiSource also decided to abandon certain businesses and facilities that were not consistent with its strategic direction.

--------------------------------------------------------------------------------
                                  INCOME TAXES
--------------------------------------------------------------------------------

Income Taxes decreased $10.4 million in 1999. This decrease ~is primarily a result of decreased income before income taxes. Income taxes decreased $5.3 million in 1998. This decrease is primarily as a result of a decrease in income before income taxes and a lower effective income tax rate.

     See Notes to Consolidated Financial Statements for a discussion of accounting policies and transactions impacting this analysis.

--------------------------------------------------------------------------------
                             ENVIRONMENTAL MATTERS
--------------------------------------------------------------------------------

The operations of NiSource are subject to extensive and evolving federal, state and local environmental laws and regulations intended to protect the public health and the environment. Such environmental laws and regulations affect NiSource's operations as they relate to impacts on air, water and land.

     Refer to "Environmental Matters" in the Notes to Consolidated Financial Statements for information regarding certain environmental issues.

1999 FINANCIAL REVIEW
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
================================================================================

--------------------------------------------------------------------------------
                        LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

Generally, cash flow from operations has provided sufficient liquidity to meet current operating requirements. Because the utility and utility construction business is seasonal in nature, commercial paper is issued for short-term financing. As of December 31, 1999 and December 31, 1998, $299.6 million and $193.7 million of commercial paper was outstanding, respectively. The weighted average interest rate on commercial paper outstanding as of December 31, 1999 was 6.29%.

     NiSource and its subsidiaries may borrow under two five-year, $100 million revolving credit agreements that terminate on September 23, 2003 and two 364-day $100 million revolving credit agreements that terminate on September 23, 2000. The 364-day agreements may be extended at expiration for additional periods of 364 days. Under these agreements, funds are borrowed at a floating rate of interest or, under certain circumstances, at a fixed rate of interest for short-term periods. These agreements provide financing flexibility and may be used to support the issuance of commercial paper. At December 31, 1999 and 1998, there were no borrowings outstanding under these agreements.

     In addition, various NiSource subsidiaries maintain lines of credit for up to an aggregate of $199.9 million with lenders at either the lender's commercial prime or market lending rates. As of December 31, 1999, there were $54.1 million of borrowings outstanding under these lines of credit with a weighted average interest rate of 6.06%. As of December 31, 1998, there were $84.1 million of borrowings outstanding under these lines of credit.

     NiSource and its subsidiaries maintain money market lines of credit for up to $394.4 million. As of December 31, 1999, there were $156.2 million outstanding under these money market lines of credit at a weighted average interest rate of 6.78%. At December 31, 1998, there were $127.3 million of borrowings outstanding under these money market lines of credit.

     Forty million dollars in revenue bonds were issued in July 1998 and $80.0 million in medium-term notes were issued in February 1999. The revenue bonds, which were used to redeem previously existing revenue bonds, bear interest at 5.95% per annum and mature on July 15, 2028. The medium-term notes, which were used in part to reduce existing credit facilities, consist of $35.0 million in ten-year notes that bear interest at 5.99% interest per annum and $45.0 million in twenty-year notes that bear interest at 6.61% per annum.

     In February 1999 an underwritten public offering of Corporate Premium Income Equity Securities (Corporate PIES) was completed. The net proceeds of approximately $334.7 million were primarily used to refinance the short-term borrowings incurred to pay the cash portion of the acquisition cost of BSG, and repay other short-term indebtedness. In September 1999, Capital Markets issued $160 million of PURS in an underwritten public offering and the underwriters acquired a call option to purchase the PURS on September 28, 2000. The net proceeds from the sale of the PURS of $162.4 million were also used to refinance short-term indebtedness incurred in connection with the acquisition of BSG in February 1999. See "Short-Term Borrowings" in the Notes to the Consolidated Financial Statements for a description of the Corporate PIES and the PURS.

     In June 1999, NiSource commenced a tender offer to acquire CEG. In December 1999, CEG acknowledged preliminary indications of interest from numerous other third parties and invited formal bids from those companies that had indicated a preliminary value higher than the NiSource tender offer price of $74 per share. As a result, in December, NiSource wrote off the costs associated with its tender offer. On February 11, 2000, the NiSource tender offer expired.

     On February 28, 2000, after completion of the bidding process initiated by CEG, NiSource and CEG announced approval of a merger agreement under which NiSource will form a new holding company, which will acquire all of the outstanding shares of CEG valued at approximately $6 billion. The new holding company will also assume approximately $2.5 billion of CEG debt. Under the agreement, CEG shareholders have the option to receive new holding company stock for up to 30% of the outstanding CEG shares. Under the common stock option, each CEG share will be exchanged for $74 in new holding company stock, based on the average NiSource share price prior to the closing, but not more than 4.4848 shares of new holding company stock for each CEG share. Under the cash option, each CEG share will be exchanged for $70 in cash plus a $2.60 face value unit (consisting of a zero coupon debt security with a forward equity contract). A commitment letter was accepted under which certain financial institutions agreed, under specified conditions, to provide up to $6.0 billion to finance the acquisition of CEG. The merger is conditioned upon, among other things, the approvals of the shareholders of both companies and various regulatory commissions. If NiSource shareholder approval is not obtained, the merger agreement provides that the transaction will automatically be restructured to eliminate the 30% common stock option for CEG shareholders.

     Utility construction expenditures for 1999, 1998 and 1997 were approximately $341 million, $245 million and $219 million, respectively. NiSource's total utility plant investment on December 31, 1999 was $8.2 billion. During recent years, NiSource has been able to finance its construction program with internally generated funds and expects to be able to meet future commitments through such funds.

     The Energy Utilities do not anticipate the need to file for retail gas or electric base rate increases in the near future. IWC has agreed to a moratorium on water rate increases until 2002.

     On January 27, 2000, the Citizens Action Coalition

1999 FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
================================================================================

(CAC), a private consumer organization, filed a petition before the Indiana Utility Regulatory Commission (IURC). The petition does not seek a specified amount of rate reduction, but rather alleges that the existing Northern Indiana electric rates are "unreasonable and unsafe," and seeks to have the IURC force Northern Indiana to produce detailed financial calculations that would justify its electric rates. Northern Indiana intends to oppose the petition on both legal and factual grounds, and believes that its current rates are just and reasonable as required by statute.

      During 1999, NiSource's non-utility subsidiaries acquired interests in other properties and investments totalling approximately $44 milion.


--------------------------------------------------------------------------------
                MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS
--------------------------------------------------------------------------------

Risk Management

Risk is an inherent part of NiSource's energy businesses and activities. The extent to which NiSource properly and effectively identifies, assesses, monitors and manages each of the various types of risk involved in its businesses is critical to its profitability. NiSource seeks to identify, assess, monitor and manage, in accordance with defined policies and procedures, the following principal risks involved in NiSource's energy businesses: commodity market risk, interest rate risk, credit risk and foreign currency risk. Risk management at NiSource is a multi-faceted process with independent oversight that requires constant communication, judgment and knowledge of specialized products and markets. NiSource's senior management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of various risks. In recognition of the increasingly varied and complex nature of the energy business, NiSource's risk management policies and procedures are evolving and subject to ongoing review and modification.

      NiSource is exposed to risk through various daily business activities, including specific trading risks and non-trading risks. The non-trading risks to which NiSource is exposed include interest rate risk, foreign currency risk and commodity price risk of its Energy Utilities and certain gas marketing activities. The market risk resulting from trading activities consists primarily of commodity price risk. NiSource's risk management policy permits the use of certain financial instruments to manage its market risk, including futures, forwards, options and swaps. Risk management at NiSource is defined as the process by which the organization ensures that the risks to which it is exposed are the risks to which it desires to be exposed to achieve its primary business objectives. NiSource employs various analytic techniques to measure and monitor its market risks, including value-at-risk (VaR) and instrument sensitivity to market factors. VaR represents the potential loss for an instrument or portfolio from adverse changes in market factors, for a specified time period and at a specified confidence level.

Trading Risks

COMMODITY MARKET RISK. Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in losses for a specified position or portfolio. NiSource employs a VaR model to assess the market risk of all open derivative financial instruments. NiSource estimates the one-day VaR across all trading groups which utilize derivatives using either Monte Carlo simulation or variance/covariance at a 95 percent confidence level. Based on the results of the VaR analysis, the daily market risk exposure for power trading on an average, high, and low basis was $0.4, $1.2, and $0.014 million during 1999, respectively. The daily VaR for gas trading on an average, high and low basis was $1.3, $2.1 and $0.4 million, during 1999, respectively. At December 31, 1998, the daily VaR for gas trading was not significant.

      NiSource implemented a VaR methodology in 1999 to introduce additional market sophistication and to recognize the developing complexity of its businesses.

Non-Trading Risks

COMMODITY MARKET RISK. Currently, commodity price risk resulting from non-trading activities at the Energy Utilities is limited, since current regulations allow the Energy Utilities to recoup any prudently incurred fuel and gas costs through rate-making. As the utility industry undergoes deregulation, however, the Energy Utilities will be providing services without the benefit of the traditional rate-making and, therefore, will be more exposed to commodity price risk. Additionally, NiSource enters into certain sales contracts with customers based upon a fixed sales price and varying volumes which are ultimately dependent upon the customer's supply requirements. NiSource utilizes derivative financial instruments to reduce the commodity price risk based on modeling techniques to anticipate these future supply requirements.

      INTEREST RATE RISK. Long-term debt is utilized as a primary source of capital. A significant portion of this long-term debt consists of medium-term notes. In addition, longer term fixed-price debt instruments have been used that in the past have been refinanced when interest rates decreased. To the extent that such refinancing is economical, refinancing these fixed-price instruments will continue.

      CREDIT RISK. Credit risk arises in many of NiSource's business activities. In sales and trading activities, credit risk arises because of the possibility that a counterparty will not be able or willing to fulfill its obligations on a

1999 FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Concluded)
================================================================================

transaction on or before settlement date. In derivative activities, credit risk arises when counterparties to derivative contracts, such as interest rate swaps, are obligated to pay NiSource the positive fair value or receivable resulting from the execution of contract terms. Exposure to credit risk is measured in terms of both current and potential exposure. Current credit exposure is generally measured by the notional or principal value of financial instruments and direct credit substitutes, such as commitments and standby letters of credit and guarantees. Current credit exposure includes the positive fair value of derivative instruments. Because many of NiSource's exposures vary with changes in market prices, NiSource also estimates the potential credit exposure over the remaining term of transactions through statistical analyses of market prices. In determining exposure, NiSource considers collateral and master netting agreements, which are used to reduce individual counterparty risk, primarily in connection with derivative products.

      FOREIGN CURRENCY RISK. NiSource is exposed to foreign currency risk arising from equity investments in businesses owned and operated in foreign countries. Exposures to these investments are periodically reviewed by management and were not material to consolidated results in 1999.

      Refer to Consolidated Statement of Long-Term Debt for detailed information related to NiSource's long-term debt outstanding and "Fair Value of Financial Instruments" in Notes to Consolidated Financial Statements for current market valuation of long-term debt. Refer to "Summary of Significant Accounting Policies--Accounting for Price Risk Management Activities" for further discussion of NiSource's risk management.

Risk

"Year 2000 issues" were concerned with the ability of electronic processing equipment to process date sensitive information and recognize the last two digits of a date as occurring in or after the year 2000. Any failure in any system could have resulted in material operational and financial risks. Possible scenarios included a system failure in a generating plant, an operating disruption or delay in transmission or distribution of gas, electricity or water, or an inability to interconnect with the systems of other utilities. Failure to achieve year 2000 readiness could have had a material adverse effect on results of operations, financial position and cash flows.

     The program to address risks associated with the year 2000 on both information technology (IT) and non-IT systems was completed in a timely manner.

State of Readiness

The NiSource year 2000 program consisted of four phases: inventory (identifying systems potentially affected by the year 2000), assessment (testing identified systems), remediation (correcting or replacing non-compliant systems) and validation (evaluating testing remediated systems to confirm compliance). All phases in all subsidiaries were completed in a timely manner.

     Because NiSource depends on outside suppliers and vendors with similar year 2000 issues, the ability of those suppliers and vendors to provide an uninterrupted supply of goods and services was assessed. Critical vendors and suppliers were contacted in order to investigate their year 2000 efforts. In addition, electricity and gas industry groups such as the North American Electric Reliability Council, the Electric Power Research Institute and the American Gas Association were helpful in evaluating the potential impact of year 2000 problems upon the electric grid systems and pipeline networks.

Costs

The total cost of the NiSource year 2000 program was $25.0 million. These costs were funded from operations. Costs related to the maintenance or modification of existing systems were expensed as incurred. Costs related to the acquisition of replacement systems were capitalized. These costs did not have a material impact on results of operations.

Contingency Plans

NiSource developed its contingency plans to address the possibility that any mission-critical system would be non-compliant. This included identifying alternate suppliers and vendors, conducting staff training and developing communication plans. In addition, NiSource evaluated the ability to maintain or restore service in the event of a power failure or operating disruption or delay, along with the limited ability to mitigate the effects of a network failure by isolating its own network from the non-compliant segments of the greater network. These contingency plans were completed during the second quarter of 1999 and reviewed during the fourth quarter of 1999. They were not needed for the century rollover.

     Results NiSource did not experience any system failures as a result of the year 2000 issue.

--------------------------------------------------------------------------------
                      COMPETITION AND REGULATORY CHANGES
--------------------------------------------------------------------------------

The regulatory frameworks applicable to the Energy Utilities, at both the state and federal levels, are undergoing fundamental changes. These changes have impacted and will continue to have an impact on NiSource's operations, structure and profitability. At the same time, competition within the electric and gas industries will create opportunities to compete for new customers and revenues. Management has taken steps to become more competitive and profitable in this changing environment, including partnering on energy projects with major industrial customers, converting some of its generating units to allow use of lower cost, low sulfur coal, providing its gas customers with increased customer choice for new products and services, acquiring companies which increase our scale and establishing subsidiaries that provide gas and develop new energy-related products for residential, commercial and industrial customers.

     The Electric Industry. At the Federal level, the Federal Energy Regulatory Commission (FERC) issued Order No. 888-A in 1996 which required all public utilities owning, controlling or operating transmission lines to file non-discriminatory open-access tariffs and offer wholesale electricity suppliers and marketers the same transmission service they provide themselves. In 1997, FERC approved Northern Indiana's open-access transmission tariff. On December 20, 1999, FERC issued a final rule addressing the formation and operation of Regional Transmission Organizations (RTOs). The rule is intended to eliminate pricing inequities in the provision of wholesale transmission service. NiSource does not believe that compliance with the new rules will be material to future earnings. Although wholesale customers currently represent a small portion of Northern Indiana's electricity sales, it intends to continue its efforts to retain and add wholesale customers by offering competitive rates and also intends to expand the customer base for which it provides transmission services.

     At the state level, NiSource announced in 1997 and 1998 that if a consensus could be reached regarding electric utility restructuring legislation, NiSource would support a restructuring bill before the Indiana General Assembly. During 1999, discussions were held with the other investor-owned utilities in Indiana and with other segments of the Indiana electric industry regarding the technical and economic aspects of possible legislation leading to greater customer choice. A consensus was not reached. Therefore, NiSource did not support legislation regarding electric restructuring during the 2000 session of the Indiana General Assembly. During 2000, discussions will continue with all segments of the Indiana electric industry in an attempt to reach a consensus on electric restructuring legislation for introduction during the 2001 session of the Indiana General Assembly.

     The Gas Industry. At the Federal level, gas industry deregulation began in the mid-1980s when FERC required interstate pipelines to provide nondiscriminatory transportation services pursuant to unbundled rates. This regulatory change permitted large industrial and commercial customers to purchase their gas supplies either from the Energy Utilities or directly from competing producers and marketers, which would then use the Energy Utilities' facilities to transport the gas. More recently, the focus of deregulation in the gas industry has shifted to the states.

     At the state level, the IURC approved in 1997 Northern Indiana's Alternative Regulatory Plan (ARP) which implemented new rates and services that included, among other things, unbundling of services for additional customer classes (primarily residential and commercial users), negotiated services and prices, a gas cost incentive mechanism, and a price protection program. The gas cost incentive mechanism allows Northern Indiana to share any cost savings or cost increases with its customers based upon a comparison of Northern Indiana's actual gas supply portfolio cost to a market-based benchmark price. Phase I of Northern Indiana's Customer Choice Pilot Program ended on March 31, 1999. This pilot program offered 82,000 residential customers within St. Joseph County and 10,000 commercial customers throughout the NiSource service area the right to choose alternative gas suppliers. Phase II of Northern Indiana's Customer Choice Pilot Program commenced April 1, 1999 and will continue for a one-year period. During this phase, Northern Indiana is offering customer choice to all 660,000 residential and 50,000 commercial customers throughout its gas service territory. A limit of 150,000 residential and 20,000 commercial customers are eligible to enroll in Phase II of the program. The IURC order allows NiSource's natural gas marketing subsidiary to participate as a supplier of choice to Northern Indiana customers. In addition, as Northern Indiana has allowed residential and commercial customers to designate alternative gas suppliers, it has also offered new services to all classes of customers including price protection, negotiated sales and services, gas lending and parking, and new storage services.

     In Massachusetts, Bay State implemented new unbundled rates and services for all commercial-industrial customers in 1993, and launched one of the nation's earliest residential and small commercial-industrial customer choice pilot programs in 1996. The Bay State pilot, in which almost 28% of eligible customers participated, is scheduled to conclude on April 1, 2000 when all Massachusetts gas utilities are expected to begin making unbundled gas service available to all customer classes pursuant to new statewide model terms and conditions that are currently awaiting approval by the Massachusetts Department of Telecommunications and Energy.

     In New Hampshire, Northern Utilities introduced unbundled tariffs and services for all commercial-industrial customers in 1994. In 1998, the New Hampshire Public Utilities Commission (NHPUC) formed a collaborative group to investigate the merits of further unbundling and advise the NHPUC accordingly. The collaborative group has recommended new model tariffs and regulation designed to make unbundled services available to all commercial-industrial customers statewide on November 1, 2000, with consideration of residential unbundling at a later date. Hearings before the NHPUC regarding the recommendations are expected to be held during the first quarter of 2000.

     In Maine, Northern Utilities introduced unbundled rates and services for large commercial-industrial customers in December 1995 and expanded the availability to all daily metered commercial and industrial customers on November 1, 1999. In June 1999 the Maine Public Utilities Commission opened an inquiry into the potential merits of further regulatory changes related to unbundling. This inquiry is intended to investigate all the key elements of full customer choice and will include a review of customer choice programs in Massachusetts and New Hampshire.

     To date, the Energy Utilities have not been materially affected by competition and management does not foresee substantial adverse affects in the near future unless the current regulatory structure is substantially altered. NiSource believes the steps that it has taken to deal with increased competition have had and will continue to have significant positive effects in the next few years.

--------------------------------------------------------------------------------
                         IMPACT OF ACCOUNTING STANDARDS
--------------------------------------------------------------------------------

Refer to "Summary of Significant Accounting Policies--Impact of Accounting Standards" in the Notes to Consolidated Financial Statements for information regarding impact of accounting standards not yet adopted.

--------------------------------------------------------------------------------
                           FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

This report contains forward-looking statements within the meaning of the securities laws. Forward-looking statements include terms such as "may," "will," "expect," "believe," "plan" and other similar terms. NiSource cautions that, while it believes such statements to be based on reasonable assumptions and makes such statements in good faith, you cannot be assured that the actual results will not differ materially from such assumptions or that the expectations set forth in the forward-looking statements derived from these assumptions will be realized. You should be aware of important factors that could have a material impact on future results. These factors include weather, the federal and state regulatory environment, the economic climate, regional, commercial, industrial and residential growth in the service territories served by NiSource's subsidiaries, customers' usage patterns and preferences, the speed and degree to which competition enters the utility industry, the timing and extent of changes in commodity prices, changing conditions in the capital and equity markets and other uncertainties, all of which are difficult to predict, and many of which are beyond NiSource's control.

CONSOLIDATED STATEMENT OF INCOME
================================================================================

                    Year Ended December 31,                                1999                 1998                1997
                    -----------------------                                ----                 ----                ----
                                                                          (Dollars in thousands, except per share amounts)
Operating Revenues:
   Gas......................................................            $1,653,450           $1,209,775           $1,184,621
   Electric.................................................             1,121,038            1,426,600            1,184,591
   Water....................................................                98,383               83,979               60,743
   Products and Services....................................               271,705              212,424              156,586
                                                                         ---------            ---------            ---------
                                                                         3,144,576            2,932,778            2,586,541
                                                                         ---------            ---------            ---------
Cost of Sales:
   Gas costs................................................             1,187,458              925,038              857,146
   Fuel for electric generation.............................               249,164              250,649              238,548
   Power purchased..........................................                71,745              412,290              203,800
   Products and Services....................................               142,684              104,390               76,120
                                                                         ---------            ---------            ---------
                                                                         1,651,051            1,692,367            1,375,614
                                                                         ---------            ---------            ---------
Operating Margin............................................             1,493,525            1,240,411            1,210,927
                                                                         ---------            ---------            ---------
Operating Expenses and Taxes (except income):
   Operation................................................               534,808              399,594              390,253
   Maintenance..............................................                82,208               74,630               76,552
   Depreciation and amortization............................               311,404              256,474              249,804
   Taxes (except income)....................................               103,569               88,207               83,765
                                                                       -----------          -----------          -----------
                                                                         1,031,989              818,905              800,374
                                                                       -----------          -----------          -----------
Operating Income............................................               461,536              421,506              410,553
                                                                       -----------          -----------          -----------
Other Income (Deductions):
   Interest expense, net....................................              (166,617)            (128,804)            (120,607)
   Minority interests.......................................               (17,693)              (1,024)                (356)
   Dividend requirements on preferred stock.................                (8,334)              (8,538)              (8,691)
   Other, net...............................................               (18,030)              11,608               16,124
                                                                       -----------          -----------          -----------
                                                                          (210,674)            (126,758)            (113,530)
                                                                       -----------          -----------          -----------
Income before income taxes                                                 250,862              294,748              297,023
                                                                       -----------          -----------          -----------
Income Taxes                                                                90,448              100,862              106,174
                                                                       -----------          -----------          -----------
Net Income                                                            $    160,414         $    193,886         $    190,849
                                                                       ===========          ===========          ===========
Average common shares outstanding--basic                               124,343,117          120,778,077          123,849,126
                                                                       ===========          ===========          ===========
Basic earnings per average common share                               $       1.29         $       1.60         $       1.54
                                                                       ===========          ===========          ===========
Diluted earnings per average common share                             $       1.27         $       1.59         $       1.53
                                                                       ===========          ===========          ===========
Dividends declared per common share                                   $      1.035         $      0.975         $      0.915
                                                                       ===========          ===========          ===========

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF INCOME
================================================================================

                    Year Ended December 31,                                 1999                 1998                1997
                    -----------------------                                 ----                 ----                ----
                                                                            (Dollars in thousands)
Cash flows from operating activities:
   Net income...............................................           $   160,414            $ 193,886            $ 190,849
Adjustments to reconcile net income to net cash:
   Depreciation and amortization............................               311,404              256,474              249,804
   Deferred federal and state operating
      income taxes, net.....................................                (7,891)             (21,941)              (1,649)
   Deferred investment tax credits, net.....................                (7,691)              (7,361)              (7,376)
   Other, net...............................................                22,472               (2,740)              (9,756)
   Change in certain assets and liabilities--*
     Accounts receivable, net...............................                52,508              (21,137)             (37,369)
     Other receivables......................................                 8,570               75,451              (65,047)
     Natural gas in storage.................................                46,905               (8,204)               3,657
     Accounts payable.......................................              (113,534)              19,785              (18,567)
     Taxes accrued..........................................                (3,714)              (9,833)               3,389
     Gas cost adjustment clause.............................               (20,660)              44,253               10,223
     Accrued employment costs...............................                   252               (6,678)              12,135
     Other accruals.........................................                36,540              (11,641)              11,994
   Other, net...............................................               (32,545)             (16,182)              92,270
                                                                        ----------             --------             --------
       Net cash provided by operating activities............               453,030              484,132              434,557
                                                                        ----------             --------             --------
Cash flows provided by (used in) investing activities:
   Utility construction expenditures........................              (341,263)            (245,825)            (218,931)
   Acquisition of businesses, net of cash acquired..........              (737,869)                  --             (288,932)
   Proceeds from disposition of assets......................                29,775               12,588               35,993
   Proceeds from settlement of litigation...................                    --                   --               41,069
   Other, net...............................................               (61,080)             (57,638)             (66,561)
                                                                        ----------             --------             --------
       Net cash used in investing activities................            (1,110,437)            (290,875)            (497,362)
                                                                        ----------             --------             --------
Cash flows provided by (used in) financing activities:
   Issuance of long-term debt...............................               269,536               47,380              658,232
   Retirement of long-term debt.............................              (203,957)             (95,631)            (324,604)
   Change in short-term debt................................               168,978              197,018             (237,361)
   Retirement of preferred shares...........................                (2,407)              (2,413)              (2,408)
   Proceeds from Corporate Premium Income Equity
     Securities, net .......................................               334,650                   --                   --
   Issuance of common shares................................               324,893               10,356              218,566
   Acquisition of treasury shares...........................              (126,455)            (203,976)            (133,073)
   Cash dividends paid on common shares.....................              (125,599)            (116,386)            (111,593)
   Other, net...............................................                   453                  463                 (507
                                                                        ----------             --------             --------
        Net cash provided by (used in) financing activities                640,092             (163,189)              67,252
                                                                        ----------             --------             --------
Net increase (decrease) in cash and cash equivalents.......                (17,315)              30,068                4,447
Cash and cash equivalents at beginning of period............                60,848               30,780               26,333
                                                                        ==========             ========             ========
Cash and cash equivalents at end of period..................           $    43,533            $  60,848            $  30,780
                                                                        ==========             ========             ========

*Net of effect from acquisitions of businesses.

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENT OF INCOME
================================================================================

                                             December 31,                                       1999                1998
                                             ------------                                       ----                ----
                                                                                                (Dollars in thousands)
Assets
Property, Plant and Equipment:
Utility Plant (including construction work in progress of $240,637 and
$197,112, respectively):
       Electric...................................................................           $4,237,427           $4,154,060
       Gas........................................................................            2,871,824            1,447,945
       Water......................................................................              750,376              663,355
       Common.....................................................................              381,486              364,822
                                                                                              ---------            ---------
                                                                                              8,241,113            6,630,182
       Less--Accumulated provision for depreciation and amortization..............            3,444,311            2,968,078
                                                                                              ---------            ---------
       Total utility plant........................................................            4,796,802            3,662,104
                                                                                              ---------            ---------
   Other property, at cost, less accumulated provision for depreciation
     of $56,414 and $39,090, respectively ........................................              433,616               86,565
                                                                                              ---------            ---------
       Total Property, Plant and Equipment........................................            5,230,418            3,748,669
                                                                                              ---------            ---------
Investments:
   Investments, at equity.........................................................              118,259              111,340
   Investments, at cost...........................................................               55,851               41,609
   Other investments..............................................................               32,839               28,702
                                                                                              ---------            ---------
       Total Investments..........................................................              206,949              181,651
                                                                                              ---------            ---------
Current Assets:
   Cash and cash equivalents......................................................               43,533               60,848
   Accounts receivable, less reserve of $30,619 and $8,984, respectively..........              390,990              261,971
   Other receivables..............................................................                6,572                1,780
   Fuel adjustment clause.........................................................                4,201                   --
   Gas cost adjustment clause.....................................................               92,498               45,738
   Materials and supplies, at average cost........................................               64,530               62,818
   Electric production fuel, at average cost......................................               31,968               32,402
   Natural gas in storage.........................................................               63,750               69,640
   Prepayments and other..........................................................               73,561               41,670
                                                                                              ---------            ---------
       Total current assets.......................................................              771,603              576,867
                                                                                              ---------            ---------
Other Assets:
   Regulatory assets..............................................................              208,634              209,059
   Intangible assets, less accumulated provision for amortization.................              128,564               65,039
   Prepayments and other..........................................................              289,061              205,218
                                                                                              ---------            ---------
       Total other assets.........................................................              626,259              479,316
                                                                                              ---------            ---------
                                                                                             $6,835,229           $4,986,503
                                                                                              =========            =========

CONSOLIDATED STATEMENT OF INCOME
================================================================================

                                             December 31,                    1999            1998
                                             ------------                    ----            ----
                                                                            (Dollars in thousands)
Capitalization and Liabilities
Capitalization:
  Common shareholders' equity ......................................      $1,353,504      $1,149,708
  Preferred stocks--
    Northern Indiana Public Service Company:
      Series without mandatory redemption provisions
                                                                              81,114          81,116
      Series with mandatory redemption provisions ..................          54,030          56,435
Indianapolis Water Company:
      Series without mandatory redemption provisions ...............           4,497           4,497
    Company-obligated mandatorily redeemable preferred securities of
subsidiary trust holding solely Company debentures .................         345,000              --
    Long-term debt, excluding amounts due within one year ..........       1,975,184       1,667,965
                                                                           ---------       ---------
      Total capitalization .........................................       3,813,329       2,959,721
                                                                           ---------       ---------
Current Liabilities:
    Current portion of long-term debt ..............................         173,721           6,790
    Short-term borrowings ..........................................         679,321         411,040
    Accounts payable ...............................................         277,358         251,399
    Dividends declared on common and preferred stocks ..............          34,535          31,072
    Customer deposits ..............................................          28,736          22,199
    Taxes accrued ..................................................          42,853          44,939
    Interest accrued ...............................................          34,157          21,202
    Fuel adjustment clause .........................................              --           6,279
       Accrued employment costs ....................................          60,647          52,121
       Other .......................................................         142,388          39,022
                                                                           ---------       ---------
         Total current liabilities .................................       1,473,716         886,063
                                                                           ---------       ---------

  Other:
     Deferred income taxes .........................................         996,193         667,167
     Deferred investment tax credits, being amortized over life of
       related property ............................................          94,946          98,177
     Deferred credits ..............................................          94,058          68,046
     Customer advances and contributions in aid of construction ....         140,562         118,778
     Accrued liability for postretirement benefits .................         157,517         143,870
     Other noncurrent liabilities ..................................          64,908          44,681
                                                                           ---------       ---------
         Total other ...............................................       1,548,184       1,140,719
                                                                           ---------       ---------
Commitments and Contingencies (see notes)
                                                                          $6,835,229      $4,986,503
                                                                           =========       =========


   The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF LONG-TERM DEBT
===============================================================================

                                 December 31,                  1999                              1998
                                                                           (Dollars in thousands)
Common shareholders' equity ..........................      $1,353,504             35.5%      $1,149,708          38.8%
Preferred Stocks, which are redeemable solely at
  option of issuer:
     Northern Indiana Public Service Company--
       Cumulative preferred stock--$100 par value--
         41/4% series--209,035 and 209,051 shares
           outstanding, respectively .................          20,903                            20,905
         41/2% series--79,996 shares outstanding .....           8,000                             8,000
         4.22% series--106,198 shares outstanding ....          10,620                            10,620
         4.88% series--100,000 shares outstanding ....          10,000                            10,000
         7.44% series--41,890 shares outstanding .....           4,189                             4,189
         7.50% series--34,842 shares outstanding .....           3,484                             3,484
         Premium on preferred stock ..................             254                               254
       Cumulative preferred stock--no par value--
          Adjustable Rate Series A (stated value--
            $50 per share), 473,285 shares
            outstanding                                         23,664                            23,664
                                                                81,114              2.1%          81,116           2.7%
     Indianapolis Water Company--
       Cumulative preferred stock--$100 par value--
         41/2% Series--44,966 shares outstanding .....           4,497              0.1%           4,497           0.2%
Redeemable Preferred Stocks, subject to mandatory-
  redemption requirements or
whose redemption is outside the control of issuer:
     Northern Indiana Public Service Company--
      Cumulative preferred stock--$100 par value--
         8.85% series--37,500 and 50,000 shares
            outstanding, respectively ................           3,750                             5,000
         73/4% series--27,798 and 33,352 shares
            outstanding, respectively ................           2,780                             3,335
         8.35% series--45,000 and 51,000 shares
            outstanding, respectively ................           4,500                             5,100
       Cumulative preferred stock--no par value--
         6.50% series--430,000 shares outstanding ....          43,000                            43,000
                                                                54,030              1.4%          56,435           1.9%
Company-obligated mandatorily redeemable
   preferred securities of subsidiary trust
holding solely Company debentures ....................         345,000              9.0%              --            --
Long-term debt .......................................       1,975,184             51.9%       1,667,965          56.4%
        Total capitalization .........................      $3,813,329            100.0%      $2,959,721         100.0%


  The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF LONG-TERM DEBT
===============================================================================

                                  December 31,                      1999               1998
                                  ------------                      ----               ----
                                                                     (Dollars in thousands)
Northern Indiana Public Service Company
  First mortgage bonds--
    Series T, 71/2%--due April 1, 2002 ....................      $    38,500       $    39,000
    Series NN, 7.10%--due July 1, 2017 ....................           55,000            55,000
        Total .............................................           93,500            94,000
  Pollution control notes and bonds--
    -Series A note--City of Michigan City--5.70% due
       October 1, 2003 ....................................           14,000            16,500
    -Series 1988 Bonds--Jasper County--Series A, B
       and C ~  4.06% weighted average at
       December 31, 1999, due November 1, 2016 ............          130,000           130,000
    -Series 1988 Bonds--Jasper County--
       Series D 4.04% weighted average at
       December 31, 1999, due November 1, 2007 ............           24,000            24,000
    -Series 1994 Bonds--Jasper County--Series A
       4.80% at December 31, 1999, due
       August 1, 2010 .....................................           10,000            10,000
    -Series 1994 Bonds--Jasper County--Series B
       4.80% at December 31, 1999, due June 1, 2013 .......           18,000            18,000
    -Series 1994 Bonds--Jasper County--Series C
       3.80% at December 31, 1999, due April 1, 2019 ......           41,000             41,00
        Total .............................................          237,000           239,500
  Medium-term notes--
     Issued at interest rates between 6.50% and 7.69%,
     with a weighted average interest rate of 7.05%
     and various maturities between August 15, 2001
     and August 4, 2027 ...................................          593,025           748,025
  Unamortized premium and discount on long-term
     debt, net ............................................           (3,112)           (3,567)
        Total long-term debt of Northern Indiana
          Public Service Company ..........................          920,413         1,077,958
IWC Resources Corporation:
  Senior Notes Payable--6.31%--due March 15, 2001 .........           14,000            14,000
  Variable Bank Loan--7.47875%--due August 7, 2003 ........            5,600             5,600
  Installment promissory Note--7.00%--due
    December 1, 2018 ......................................           10,237              --
Indianapolis Water Company:
  First mortgage bonds
    Series 5.20%--due May 1, 2001 .........................           11,600            11,600
    Series 8.00%--due December 15, 2001 ...................             --               3,000
    Series 9.83%--due June 15, 2019 .......................            5,000             5,000
    Series 6.10%--due December 1, 2022 ....................            5,000             5,000
    Series 8.19%--due December 1, 2022 ....................           10,000            10,000
    Series 5.85%--due September 1, 2025 ...................           18,000            18,000
    Series 5.05%--due July 15, 2028 .......................           40,000            40,000
                                                                      89,600            92,600
  Medium Term Notes--
    Series 5.99%--due February 1, 2009 ....................           35,000              --
    Series 6.61%--due February 1, 2019 ....................           45,000              --
                                                                      80,000              --
      Total long-term debt of IWC Resources Corporation ...          199,437           112,200
NiSource Capital Markets, Inc.:
  Subordinated Debentures--Series A, 73/4%,
    due March 31, 2026 ....................................           75,000            75,000
  Senior Notes Payable--6.78%, due December 1, 2027 .......           75,000            75,000
  Medium-term notes--
    Issued at interest rates between 7.38% and
      7.99%, with a weighted average interest
      rate of 7.66% and various maturities between
      April 1, 2004 and May 5, 2027 .......................          300,000           300,000
        Total long-term debt of NiSource Capital
          Markets, Inc. ...................................          450,000           450,000
NiSource Development Company, Inc.:
  Lake Erie Land Company--Notes Payable--9.00%--due
    July 7, 2004 ..........................................             --               2,533
  NDC Douglas Properties, Inc.--Notes Payable--
    Interest rates between 6.72% and 8.38% with a
    weighted average ~ interest rate of 7.88% and
    maturities through January 1, 2008 ....................           21,244            25,274
        Total long-term debt of NiSource Development
          Company, Inc. ...................................           21,244            27,807
EnergyUSA, Inc.:
  EnergyUSA-TPC Corp.:
    Notes Payable--
    Interest rates between 7.00% and 12.00% with a
      weighted average interest rate of 10.08% and
      various maturities between September 6, 2003
      and February 6, 2010 ................................            1,224              --
  EnergyUSA, Inc. (MA):
    Notes payable--6.12% ..................................            3,033              --
  Market Hub Partners, L.P.:
    Notes Payable--
      Interest rates of 10.34% and 8.25% with a weighted
      average interest rate of 8.74% and maturities of
      December 31, 2001 and March, 1, 2008 ................          150,000              --
        Total long-term debt of EnergyUSA, Inc. ...........          154,257              --
Bay State Gas Company:
  Medium Term Notes--
    Interest rates between 6.00% and 9.20% with a weighted
    average interest rate of 6.96% and  maturities between
    January 30, 2001 and February 15, 2028 ................          183,500              --
  Northern Utilities:
    Revolving Credit Agreement--due March 17, 2001 ........           25,000              --
      Medium Term Notes--Interest rates of 6.93%
        and 9.70% with a weighted average interest rate of
        6.91% and maturities of September 1, 2010 and
        September 1, 2031 .................................           21,333              --
          Long-term debt of Bay State Gas Company .........          229,833              --
          Total long-term debt, excluding amount due within
            one year ......................................      $ 1,975,184       $ 1,667,965

  The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY
===============================================================================

                                                                                      (Dollars in thousands)

                                                                                                      Accum.
                                                                          Additional                  Other
                                                         Common  Treasury  Paid-in   Retained         Comp.                 Comp.
                                                         Shares   Shares   Capital   Earnings  Other  Income    Total      Income
BALANCE, JANUARY 1, 1997 ............................   $870,930 $(392,995) $ 32,868 $591,370 $(4,280) $2,608 $1,100,501
Comprehensive Income
   Net income .......................................                                 190,849                    190,849  $ 190,849
   Other comprehensive income, net of tax:
      Gain/loss on available for sale securities:
        Unrealized gain (net of income tax of $1,033)                                                   1,689      1,689      1,689
      Gain (loss) on foreign currency translation:
         Unrealized .................................                                                  (1,430)    (1,430)    (1,430)
Total Comprehensive Income ..........................                                                                     $ 191,108
Dividends:
   Common shares ....................................                                (114,303)                  (114,303)
Treasury shares acquired ............................            (133,073)                  1                   (133,072)
Issued:
   Employee stock purchase plan .....................                 273                 424                        697
   Long-term incentive plan .........................               5,329                 116    (443)             5,002
   IWC Resources Corporation acquisition ............             152,405     55,007                             207,412
   Acquisition of minority interest .................               4,118      1,351                               5,469
Amortization of unearned compensation ...............                                           2,099              2,099
Other ...............................................                              1     (126)                      (125)
BALANCE, DECEMBER 31, 1997 ..........................   $870,930 $(363,943) $ 89,768 $667,790 $(2,624) $2,867 $1,264,788

Comprehensive Income
   Net income .......................................                                 193,886                    193,886    193,886
   Other comprehensive income, net of tax:
      Gain/loss on available for sale securities:
      Unrealized gain (net of income tax of $873) ...                                                   1,429      1,429      1,429
Realized gain (net of income tax of $1,340) .........                                                  (2,195)    (2,195)    (2,195)
      Gain (loss) on foreign currency translation:
         Unrealized .................................                                                  (1,157)    (1,157)    (1,157)
         Realized ...................................                                                     186        186        186
Total Comprehensive Income ..........................                                                                     $ 192,149
Dividends:
   Common shares ....................................                                (116,596)                  (116,596)
Treasury shares acquired ............................             (203,976)        2                            (203,974)
Issued:
   Employee stock purchase plan .....................                  341       889                               1,230
   Long-term incentive plan .........................                8,551       575           (1,084)             8,042
Amortization of unearned compensation ...............                                           1,893              1,893
Other ...............................................                          2,947     (771)                     2,176

BALANCE, DECEMBER 31, 1998 ..........................   $870,930 $(559,027) $ 94,181 $744,309 $(1,815) $1,130 $1,149,708

Comprehensive Income
   Net income .......................................                                 160,414                    160,414  $ 160,414
   Other comprehensive income, net of tax:
     Gain/loss on available for sale securities:
       Unrealized (net of income tax of $1,064) .....                                                   1,741      1,741      1,741
         Realized (net of income tax of $445)                                                             728        728        728
      Gain/loss on foreign currency translation:
         Unrealized .................................                                                     645        645        645
         Realized ...................................                                                     942        942        942

Total Comprehensive Income
                                                                                                                          $ 164,470
Dividends:
   Common shares ....................................                                (129,144)                  (129,144)
Treasury shares acquired ............................             (126,455)                                     (126,455)
Issued:
   Employee stock purchase plan .....................                  473     1,084                              1,557
   Long-term incentive plan .........................                3,853       188             (571)            3,470
   Other acquisitions ...............................                2,722       939                              3,661
   Bay State Gas acquisition ........................              205,881   109,753                             315,634
Amortization of unearned compensation ...............                                           3,497              3,497
Equity contract costs ...............................                        (34,001)                            (34,001)
Other ...............................................                          2,261   (1,154)                     1,107
BALANCE, DECEMBER 31, 1999 ..........................   $870,930 $(472,553) $174,405 $774,425  $1,111  $5,186 $1,353,504

CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY (Concluded)
================================================================================


                                                         Common      Treasury
                                                         Shares*      Shares*
BALANCE, JANUARY 1, 1997.............................  147,784,218  (28,172,896)
Treasury shares acquired.............................                (6,536,928)
Issued:
  Employee stock purchase plan.......................                    34,376
  Long-term incentive plan...........................                   353,066
  IWC Resources Corporation acquisition..............                10,580,764
  Acquisition of minority interest...................                   270,064
Amortization of unearned compensation................
Other................................................

BALANCE, DECEMBER 31, 1997...........................  147,784,218  (23,471,554)
Treasury shares acquired.............................                (7,309,906)
Issued:
  Employee stock purchase plan.......................                    42,796
  Long-term incentive plan...........................                   485,144
Amortization of unearned compensation................
Other................................................

BALANCE, DECEMBER 31, 1998...........................  147,784,218  (30,253,520)
Treasury shares acquired.............................                (4,821,253)
Issued:
  Employee stock purchase plan.......................                    59,475
  Long-term incentive plan...........................                   194,208
  Other acquisitions.................................                   134,453
  Bay State Gas acquisition..........................                11,041,811
Amortization of unearned compensation................
Equity contract costs................................
Other................................................
BALANCE, DECEMBER 31, 1999...........................  147,784,218  (23,644,826)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

--------------------------------------------------------------------------------
                           HOLDING COMPANY STRUCTURE
--------------------------------------------------------------------------------

NiSource Inc. (NiSource), formerly NIPSCO Industries Inc., is an energy and utility-based holding company headquartered in Merrillville, Indiana that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. NiSource was organized as an Indiana holding company in 1987 under the name NIPSCO Industries Inc., and changed its name to NiSource Inc. on April 14, 1999 to reflect its new direction as a multi-state supplier of energy and water resources and related services.

   NiSource's gas business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and New England. In addition, NiSource expanded its gas marketing, trading and storage operations with the April 1999 acquisition of TPC Corporation, now renamed EnergyUSA-TPC Corp. (TPC). NiSource's electric business is comprised of a regulated electric utility that operates in northern Indiana. The electric business also includes wholesale sales and power trading activities. NiSource's regulated gas and electric subsidiaries are collectively referred to as the "Energy Utilities." NiSource's regulated water subsidiaries are collectively called the "Water Utilities." Collectively the Energy and Water Utilities are referred to as the "Utilities."

   The Utilities are subject to regulation with respect to rates, accounting and certain other matters by the Indiana Utility Regulatory Commission (IURC), the Massachusetts Department of Telecommunications and Energy (MDTE), the New Hampshire Public Utilities Commission (NHPUC), the Maine Public Utilities Commission (MEPUC) and the Federal Energy Regulatory Commission (FERC), collectively called the "Commissions." Market Hub Partners, L.P., which is a subsidiary of TPC Gas Storage Services L.P., is subject to regulation by the Texas Railroad Commission and FERC.

   Non-regulated energy and utility-related products and services are provided through the "Products and Services" subsidiaries. Products and Services subsidiaries perform energy-related services and offer products in connection with these services, which include pipeline construction, repair and maintenance of underground gas pipelines and locating and marking utility lines.

   In addition to the Utilities and the Products and Services subsidiaries, NiSource has a wholly-owned subsidiary, NiSource Capital Markets, Inc. (Capital Markets), which engages in financing activities for NiSource and certain of its subsidiaries, excluding Northern Indiana Public Service Company (Northern Indiana).

ANNOUNCEMENT OF MERGER AGREEMENT WITH COLUMBIA ENERGY GROUP
In June 1999, NiSource commenced a tender offer to acquire CEG. In December 1999, CEG acknowledged preliminary indications of interest from numerous other third parties and invited formal bids from those companies

================================================================================

that had indicated a preliminary value higher than the NiSource tender offer price of $74 per share. As a result, in December, NiSource wrote off the costs associated with its tender offer. On February 11, 2000, the NiSource tender offer expired.

     On February 28, 2000, after completion of the bidding process initiated by CEG, NiSource and CEG announced approval of a merger agreement under which NiSource will form a new holding company, which will acquire all of the outstanding shares of CEG valued at approximately ~$6 billion. The new holding company will also assume approximately $2.5 billion of CEG debt. Under the agreement, CEG shareholders have the option to receive new holding company stock for up to 30% of the outstanding CEG shares. Under the common stock option, each CEG share will be exchanged for $74 in new holding company stock, based on the average NiSource share price prior to the closing, but not more than 4.4848 shares of new holding company stock for each CEG share. Under the cash option, each CEG share will be exchanged for $70 in cash plus a $2.60 face value unit (consisting of a zero coupon debt security with a forward equity contract). A commitment letter was accepted under which certain financial institutions agreed, under specified conditions, to provide up to $6.0 billion to finance the acquisition of CEG. The merger is conditioned upon, among other things, the approvals of the shareholders of both companies and various regulatory commissions. If NiSource shareholder approval is not obtained, the merger agreement provides that the transaction will automatically be restructured to eliminate the 30% common stock option for CEG shareholders.

     CEG, based in Herndon, Va., is one of the nation's leading energy services companies, with assets of approximately $7 billion. Its operating companies engage in virtually all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as propane and petroleum product sales, electric power generation and retail energy marketing. CEG sells natural gas to about 2 million customers in Kentucky, Maryland, Ohio, Pennsylvania and Virginia. It owns 16,500 miles of interstate gas pipelines that run from Louisiana to the Northeast.

--------------------------------------------------------------------------------
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of NiSource and its majority-owned subsidiaries after the elimination of significant intercompany accounts and transactions. Investments for which at least a 20% interest is owned and certain joint ventures are accounted for under the equity method. Investments with less than a 20% interest are accounted for under the cost method. Certain reclassifications were made to conform the prior years' financial statements to the current presentation.

     On February 12, 1999, NiSource acquired Bay State Gas Company (BSG) and its subsidiaries. Accordingly, the consolidated financial statements and disclosures include operating results from BSG from the date of acquisition through December 31, 1999.

     On April 1, 1999, NiSource acquired the stock of TPC. As a result of the TPC acquisition, NiSource indirectly owned a 77.3% equity interest in Market Hub Partners, L.P. (MHP), which stores natural gas in salt caverns. In the fourth quarter of 1999 NiSource acquired the remaining interests in MHP. The consolidated financial statements and disclosures include operating results of TPC from the date of acquisition through December 31, 1999.

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

OPERATING REVENUES

Except as discussed below, revenues are recorded as products and services are delivered. However, utility revenues are billed to customers monthly on a cycle basis. Effective January 1, 1999, revenues relating to energy trading operations are recorded based upon changes in the fair values, net of reserves, of the related energy trading contracts. Construction revenues are recognized on the percentage of completion method whereby revenues are recognized in proportion to costs incurred over the life of each project. Provisions for losses on construction contracts, if any, are recorded in the period in which such losses become probable.

DEPRECIATION AND MAINTENANCE

The Utilities provide depreciation on a straight-line method over the remaining service lives of the electric, gas, water and common properties. The approximate weighted average remaining lives for major components of electric, gas, and water plant are as follows:

Electric:
  Electric generation plant.........................................   24 years
  Transmission plant................................................   26 years
  Distribution plant................................................   25 years
  Other electric plant..............................................   24 years
Gas:
  Gas storage plant.................................................   15 years
  Transmission plant................................................   18 years
  Distribution plant................................................   34 years
  Other gas plant...................................................   16 years
Water:
  Water source and treatment plant..................................   34 years
  Distribution plant................................................   68 years
  Other water plant.................................................   13 years

================================================================================

The depreciation provisions for utility plant, as a percentage of the original cost, for the period ended December 31, 1999, 1998 and 1997 were as follows:

                                                       1999      1998     1997

  Electric........................................      3.7%      3.7%     3.6%
  Gas.............................................      4.4%      5.1%     5.1%
  Water...........................................      2.1%      2.1%     2.1%

     The Utilities follow the practice of charging maintenance and repairs, including the cost of removal of minor items of property, to expense as incurred. When property that represents a retired unit is replaced or removed, the cost of such property is credited to utility plant, and such cost, together with the cost of removal less salvage, is charged to the accumulated provision for depreciation.

AMORTIZATION OF SOFTWARE COSTS

External and incremental internal costs associated with computer software developed for internal use are capitalized. Capitalization of such costs commences upon the completion of the preliminary stage of the project. Once the installed software is ready for its intended use, such capitalized costs are amortized on a straight-line basis over a period of five to ten years which the FERC prescribes as reasonable useful life estimates for capitalized software.

PLANT ACQUISITION ADJUSTMENTS

Net utility plant includes amounts allocated to utility plant in excess of the original cost as part of the purchase price allocation associated with the acquisition of utility businesses, net of accumulated amortization. Net plant acquisition adjustments were $722.8 million and $185.4 million at December 31, 1999 and December 31, 1998, respectively, and are being amortized over forty-year periods from the respective dates of acquisition.

INTANGIBLE ASSETS

The excess of cost over the fair value of the net assets of non-utility businesses acquired is recorded as goodwill. Goodwill of $125.7 million and $61.9 million at December 31, 1999 and December 31, 1998, respectively, is being amortized over a weighted average period of 27 years. Other intangible assets, approximating $12.8 million and $7.7 million at December 31, 1999 and December 31, 1998, respectively, are being amortized over periods of four to eight years. The recoverability of intangible assets is assessed on a periodic basis to confirm that expected future cash flows will be sufficient to support the recorded intangible assets. Accumulated amortization of intangible assets at December 31, 1999 and December 31, 1998 was approximately $9.9 million and $4.6 million, respectively.

COAL RESERVES

The costs of reserves under a long-term mining contract to mine coal reserves through the year 2001 are being recovered through the rate-making process as such coal reserves are used to produce electricity.

ACCOUNTS RECEIVABLE

At December 31, 1999, $100.0 million of accounts receivable had been sold under a sales agreement, which expires on May 31, 2002.

CUSTOMER ADVANCES AND CONTRIBUTIONS IN AID OF CONSTRUCTION

Certain developers install and provide for the installation of water main extensions, which will be transferred to IWC upon completion. The cost of the main extensions and the amount of any funds advanced for the cost of water mains installed are included in customer advances for construction and are generally refundable to the customer over a period of ten years. Advances not refunded within ten years are permanently transferred to contributions in aid of construction.

COMPREHENSIVE INCOME

Comprehensive income is reported in the consolidated statements of common shareholders' equity. The components of accumulated other comprehensive income include unrealized gains (losses), net of income taxes, on available for sale securities ("securities") and on foreign currency translation adjustments ("foreign currency"). The accumulated amounts for these components are as follows:

                                JAN. 1,     DEC. 31,    DEC. 31,     DEC. 31,
                                 1997        1997         1998         1999
                                                (In millions)
Securities....................   $ 2.7       $ 4.5       $ 3.6        $ 6.1
Foreign
  currency....................   $(0.1)      $(1.6)      $(2.5)       $(0.9)

STATEMENT OF CASH FLOWS

Temporary cash investments with an original maturity of three months or less are considered to be cash equivalents.

     Cash paid during the periods reported for income taxes and interest was as follows:

                                             1999       1998         1997
                                                      (In thousands)
Income taxes..................             $115,992    $127,713     $116,849
Interest, net of
  amounts
  capitalized.................              160,046     118,079      102,361

FUEL ADJUSTMENT CLAUSE

All metered electric rates contain a provision for adjustment in charges for electric energy to reflect increases and decreases in the cost of fuel and the fuel cost of purchased power through operation of a fuel adjustment clause. As prescribed by order of the IURC applicable to metered retail rates, the adjustment factor has been calculated based on the estimated cost of fuel and the fuel cost of purchased power in a future three-month period. If two statutory requirements relating to expense and return levels are satisfied, any under-recovery or over-recovery caused by variances between estimated and

================================================================================

actual cost in a given three-month period will be included in a future filing. Northern Indiana records any under-recovery or over-recovery as a current asset or current liability until such time as it is billed or refunded to its customers. The fuel adjustment factor is subject to a quarterly hearing by the IURC and remains in effect for a three-month period.

   On August 18, 1999, the IURC issued a generic order which established new guidelines for the recovery of purchased power costs through fuel adjustment clauses. The IURC ruled that each utility had to establish a "benchmark" which is the utility's highest on-system fuel cost per kilowatt-hour (kwh) during the most recent annual period. The IURC stated that if the weekly average of a utility's purchased power costs were less than the "benchmark," these costs per kwh should be considered net energy costs which are presumed "fuel costs included in purchased power." If the weekly average of a utility's purchased power costs exceeded the "benchmark," the utility would need to submit additional evidence demonstrating the reasonableness of these costs. The Office of Utility Consumer Counselor (OUCC) has appealed the August 18 order to the Indiana Court of Appeals.

GAS COST ADJUSTMENT CLAUSE
All metered gas sales rates contain an adjustment factor, which reflects the increases and decreases in the cost of purchased gas, contracted gas storage and storage transportation charges. Each gas cost adjustment factor is subject to a monthly, quarterly, semi-annual or annual hearing by the state Commissions and remains in effect for a one-month, three-month, six-month or twelve-month period. On August 11, 1999, the IURC approved a flexible gas cost adjustment mechanism for Northern Indiana. Under the new procedure, the demand component of the adjustment factor will be determined, after hearings and IURC approval, and made effective on November 1 of each year. The demand component will remain in effect for one year until a new demand component is approved by the IURC. The commodity component of the adjustment factor will be determined by monthly filings, which will become effective on the first day of each calendar month, subject to refund. The monthly filings do not require IURC approval but will be reviewed by the IURC during the annual hearing that will take place regarding the demand component filing.

   If the statutory requirement relating to the level of return for the gas utilities is satisfied, any under-recovery or over-recovery caused by variances between estimated and actual cost in a given one-month, three-month, six-month or twelve-month period will be included in a future filing. Any under-recovery or over-recovery is recorded as a current asset or current liability until such time it is billed or refunded to customers.

   Northern Indiana's gas cost adjustment factor includes a gas cost incentive mechanism (GCIM) which allows the sharing of any cost savings or cost increases with customers based on a comparison of actual gas supply portfolio cost to a market-based benchmark price.

NATURAL GAS IN STORAGE
Both the last-in, first-out (LIFO) inventory methodology and the weighted average methodology are used to value natural gas in storage. Based on the average cost of gas purchased under the LIFO method in December 1999 and December 1998, the estimated replacement cost of gas in storage (current and non-current) at December 31, 1999 and December 31, 1998 exceeded the stated LIFO cost by $48.9 million and $33.7 million, respectively. Inventory valued using LIFO was $23.0 million and $50.8 million at December 31, 1999 and December 31, 1998, respectively. Inventory valued using the weighted average methodology was $40.8 million and $18.8 million at December 31, 1999 and December 31, 1998, respectively.

ACCOUNTING FOR PRICE RISK MANAGEMENT ACTIVITIES
NiSource is exposed to commodity price risk in its natural gas and electric operations. A variety of commodity-based derivative financial instruments are utilized to reduce this price risk. When these derivatives are used to reduce price risk in non-trading operations such as activities in gas supply for regulated gas utilities, certain customer choice programs for residential customers and other retail customer activity, gains and losses on these derivative financial instruments are deferred as assets and liabilities and are recognized in earnings concurrent with the disposition of the underlying physical commodity. In certain circumstances, a derivative financial instrument will serve to hedge the acquisition cost of natural gas injected into storage. In this situation, the gain or loss on the derivative financial instrument is deferred as part of the cost basis of gas in storage and recognized upon the ultimate disposition of the gas. If a derivative financial instrument contract is terminated early because it is probable that a transaction or forecasted transaction will not occur, any gain or loss as of such date is immediately recognized in earnings. If a derivative financial instrument is terminated for other economic reasons, any gains or losses as of the termination date is deferred and recorded when the associated transaction or forecasted transaction affects earnings.

   NiSource also uses derivative financial instruments in connection with trading activities at its power trading and certain gas marketing and trading operations. These derivatives, along with the related physical contracts, are recorded at fair value pursuant to Emerging Issues Task Force (EITF) Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities." Because the majority of our trading activities started in 1999, the impact of adopting EITF Issue No. 98-10 on January 1, 1999, was insignificant. Transactions related to utility system load management do not qualify as a trading activity under EITF Issue No. 98-10 and are accounted for on an accrual basis. NiSource refers to this activity as Power Marketing.

================================================================================

IMPACT OF ACCOUNTING STANDARDS
The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998 and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" in June 1999. Statement No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that a company recognize those items as assets or liabilities in the balance sheet and measure them at fair value. The standard also suggests in certain circumstances commodity based contracts may qualify as derivatives. Special accounting within this Statement generally provides for matching of the timing of gain or loss recognition of derivative instruments qualifying as a hedge with the recognition of changes in the fair value of the hedged asset or liability through earnings, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. The Statement also provides that the effective portion of a hedging instrument's gain or loss on a forecasted transaction be initially reported in other comprehensive income and subsequently reclassified into earnings when the hedged forecasted transaction affects earnings. Unless those specific hedge accounting criteria are met, SFAS No. 133 requires that changes in derivatives' fair value be recognized currently in earnings.

     SFAS No. 133, as amended by SFAS No. 137, is not effective for NiSource until January 1, 2001. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts. With respect to hybrid instruments, a company may elect to apply SFAS No. 133, as amended, to (1) all hybrid instruments, (2) only those hybrid instruments that were issued, acquired or substantively modified after December 31, 1997, or
(3) only those hybrid instruments that were issued, acquired or substantively modified after December 31, 1998.

     NiSource anticipates adopting SFAS No. 133 on January 1, 2001, but has not yet determined the impact or method of adoption. The fair value of derivatives used in price risk management are described in "Risk Management Activities."

     The fair value of these derivatives would be recognized as assets or liabilities on the balance sheet consistent with the current accounting treatment for certain freestanding derivatives. NiSource has not yet quantified the other effects of adopting SFAS No. 133 on its financial statements. However, the Statement could increase volatility in earnings and other comprehensive income.

REGULATORY ASSETS
The Utilities' operations are subject to the regulation of the appropriate state commission and, in the case of the Energy Utilities, the FERC. Accordingly, the Utilities' accounting policies are subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." The Utilities monitor changes in market and regulatory conditions and the resulting impact of such changes in order to continue to apply the provisions of SFAS No. 71 to some or all of their operations. As of December 31, 1999 and December 31, 1998, the regulatory assets identified below represent probable future revenues to the Utilities as these costs are recovered through the rate-making process. If a portion of the Utilities' operations becomes no longer subject to the provisions of SFAS No. 71, a write-off of certain regulatory assets might be required, unless some form of transition cost recovery is established by the appropriate regulatory body which would meet the requirements under generally accepted accounting principles for continued accounting as regulatory assets during such recovery period. Regulatory assets were comprised of the following items:

                                                DECEMBER 31,     DECEMBER 31,
                                                   1999             1998
                                                       (In thousands)
Unamortized reacquisition premium on debt
  (See Long-Term Debt note)..............        $  39,719        $  43,233
Unamortized R. M. Schahfer Unit 17 and
  Unit 18 carrying charges and deferred
  depreciation...........................           58,111           62,329
Bailly scrubber carrying charges and
  deferred depreciation..................            8,010            8,945
Deferral of SFAS No. 106 expense not
  recovered (See Postretirement Benefits
  note)..................................           75,527           81,339
FERC Order No. 636 transition costs......           13,728           22,093
Regulatory income tax asset, net.........           24,941           18,793
Other....................................           12,843            4,936

                                                   232,879          241,668

Less: Current portion of regulatory
  assets.................................           24,245           32,609

                                                  $208,634         $209,059

CARRYING CHARGES AND DEFERRED DEPRECIATION
Upon completion of R. M. Schahfer Units 17 and 18, Northern Indiana capitalized the carrying charges and deferred depreciation in accordance with orders of the IURC until the cost of each unit was allowed in rates. Such carrying charges and deferred depreciation are being amortized over the remaining life of each unit.

     Northern Indiana has capitalized carrying charges and deferred depreciation and certain operating expenses relating to its scrubber service agreement for its Bailly Generating Station in accordance with an order of the IURC. The accumulated balance of the deferred costs and related carrying charges is being amortized over the remaining life of the scrubber service agreement.

================================================================================

FOREIGN CURRENCY TRANSLATION
Translation gains or losses are based upon the end-of-period exchange rate and are recorded as a separate component of other comprehensive income reflected in the Consolidated Statement of Shareholders' Equity.

INVESTMENTS IN REAL ESTATE
A series of affordable housing projects are held as investments and accounted for using the equity method. These investments include certain tax benefits, including low-income housing tax credits and tax deductions for operating losses of the housing projects. Investments, at equity, include $33.3 million and $34.0 million relating to affordable housing projects at December 31, 1999 and December 31, 1998, respectively.

INCOME TAXES
The liability method of accounting is used for income taxes under which deferred income taxes are recognized, at currently enacted income tax rates, to reflect the tax effect of temporary differences between the book and tax bases of assets and liabilities. Deferred investment tax credits are being amortized over the life of the related property.

ACQUISITIONS
On February 12, 1999, the acquisition of BSG was completed for approximately $560.1 million in cash and NiSource common shares. The $237.7 million cash portion was partially financed by the issuance of Corporate Premium Income Equity Securities (Corporate PIES) and partially financed by the issuance of the Puttable Reset Securities (PURS). The acquisition was accounted for as a purchase, and the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The accompanying financial statements reflect the allocation of the purchase price.

     Assets acquired and liabilities assumed in the acquisition of BSG were comprised of the following:

(In thousands)
Assets acquired:
  Utility plant, net of accumulated
    depreciation................................................  $1,086,008
  Intangible assets.............................................      17,443
  Other current assets..........................................     177,148
  Other noncurrent assets.......................................      75,126

                                                                   1,355,725
Less liabilities assumed:
  Long-term debt................................................     244,337
  Short-term debt...............................................     100,295
  Other current liabilities.....................................     122,408
    Deferred taxes..............................................     299,710
  Other noncurrent liabilities..................................      28,866

                                                                     795,616

Net assets acquired.............................................  $  560,109

On a pro forma basis, NiSource's consolidated results of operations for the twelve months ended December 31, 1999, including BSG, would have been:

                                        UNAUDITED
(In thousands)                TWELVE MONTHS    TWELVE MONTHS
                              DECEMBER 31,     DECEMBER 31,
                                  1999             1998

Operating revenue.......       $3,218,730        $3,364,513
   Operating income.....       $  469,386        $  423,277
   Net income...........       $  164,868        $  179,922

   Pro forma adjustments primarily reflect adjustments for the addition of the plant acquisition adjustment and intangible assets, the issuance of the applicable Corporate PIES and additional income taxes, as if the acquisition had occurred on January 1, 1999 and 1998 for the twelve month results.

     On April 1, 1999, NiSource acquired the stock of TPC, a Houston-based natural gas marketing and storage company, for approximately $150 million in cash. The acquisition was accounted for as a purchase, with the purchase price allocated to the assets and liabilities acquired based on their estimated fair values. As a result of the TPC acquisition, NiSource had an indirect investment in the amount of $126.0 million, representing a 77.3% interest in MHP. During the fourth quarter of 1999, NiSource purchased the remaining interests in MHP. The accompanying financial statements reflect the preliminary allocation of the purchase price. Assets acquired and liabilities assumed in the acquisition of TPC and MHP were comprised of the following:

(In thousands) Assets acquired:
  Other property, at cost...............................    $320,048
  Intangible assets.....................................      45,779
  Other current assets..................................     116,503
  Other noncurrent assets...............................       7,154

                                                             489,484
Less Liabilities assumed:
  Long-term debt........................................     151,462
  Short-term debt.......................................         165
  Other current liabilities.............................      88,622
  Deferred taxes........................................      40,843
  Other noncurrent liabilities..........................      18,471

                                                             299,563

Net assets acquired.....................................    $189,921

================================================================================

--------------------------------------------------------------------------------
                  NESI ENERGY MARKETING CANADA LTD. LITIGATION
--------------------------------------------------------------------------------
On October 31, 1996, NiSource's subsidiary NiSource Energy Services Canada Ltd. (NESI Canada) acquired 70% of the outstanding shares of Chandler Energy Inc., a gas marketing and trading company located in Calgary, Alberta, and subsequently renamed it NESI Energy Marketing Canada Ltd. (NEMC). Between November 1 and November 27, 1996, gas prices in the Calgary market increased dramatically. As a result, NEMC was selling gas, pursuant to contracts entered into prior to the acquisition date, at prices substantially below its costs to acquire such gas. On November 27, 1996, NEMC ceased doing business and sought protection from its creditors under the Companies' Creditors Arrangement Act, a Canadian corporate reorganization statute. NEMC was declared bankrupt as of December 12, 1996.

Certain creditors of NEMC have filed claims in the Canadian courts against NiSource, Capital Markets, NI Energy Services, Inc. and NESI Canada, alleging certain misrepresentations relating to NEMC's financial condition and claiming damages. In addition, certain creditors of NEMC have, through the Canadian bankruptcy court, asserted fraudulent transfer and other claims against NiSource, Capital Markets, NI Energy Services, Inc., NESI Canada and the directors of NEMC. NiSource intends to vigorously defend against such claims and any other claims seeking to assert that any party other than NEMC is responsible for NEMC's liabilities. Management believes that any loss relating to NEMC will not be material to the financial position or results of operations of NiSource.

--------------------------------------------------------------------------------
                             ENVIRONMENTAL MATTERS
--------------------------------------------------------------------------------
General
The operations of NiSource are subject to extensive and evolving federal, state and local environmental laws and regulations intended to protect public health and the environment. Such environmental laws and regulation affect operations as they relate to impacts on air, water and land.

Superfund
Because several NiSource subsidiaries are a "potentially responsible party"
(PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) at several waste disposal sites, as well as at former manufactured-gas plant sites which it, or its corporate predecessors, own or owned or operated, it may be required to share in the cost of clean up of such sites. A program was instituted to investigate former manufactured-gas plant sites where it is the current or former owner, which investigation has identified forty-six such sites. Initial sampling has been conducted at thirty sites. Investigation activities have been completed at twenty-three sites and remedial measures have been selected or implemented at sixteen sites. NiSource intends to continue to evaluate its facilities and properties with respect to environmental laws and regulations and take any required corrective action.

   In an effort to recover a portion of the costs related to the former manufactured gas plants, various companies that provided insurance coverage which NiSource believed covered costs related to former manufactured-gas plant sites were approached. Northern Indiana filed claims in Indiana state court against various insurance companies, seeking coverage for costs associated with several manufactured-gas plant sites and damages for alleged misconduct by some of the insurance companies. Settlements have been reached with all insurance companies. Additionally, agreements have been reached with other Indiana utilities relating to cost sharing and management of the investigation and remediation of several former manufactured-gas plant sites at which Northern Indiana and such utilities or their predecessors were operators or owners.

   BSG and Northern Utilities, Inc. have rate recovery for environmental response costs in Maine, Massachusetts and New Hampshire. The rate treatment allows for the recovery of 100% of prudently incurred costs for investigation and remediation over a 5-7 year period from date of payment. Recoveries from third parties or insurance companies in Maine and Massachusetts are allocated 50% to rate payers and 50% to shareholders. In New Hampshire 100% of any recoveries from third parties or insurance companies are returned to rate payers.

   As of December 31, 1999, a reserve of approximately $23.8 million has been recorded to cover probable corrective actions. The ultimate liability in connection with these sites will depend upon many factors, including the volume of material contributed to the site, the number of other PRPs and their financial viability, the extent of corrective actions required and rate recovery. Based upon investigations and management's understanding of current environmental laws and regulations, NiSource believes that any corrective actions required, after consideration of insurance coverages, contributions from other PRPs and rate recovery, will not have a material effect on its financial position or results of operations.

Clean Air Act
The Clean Air Act Amendments of 1990 (CAAA) imposed limits to control acid rain on the emission of sulfur dioxide and nitrogen oxides (NOx) which become fully effective in 2000. All of NiSource's facilities are already in compliance with the sulfur dioxide limits. NiSource has already taken most of the steps necessary to meet the NOx limits.

   The CAAA also contain other provisions that could lead to limitations on emissions of hazardous air pollutants and other air pollutants (including

================================================================================

NOx as discussed below), which may require significant capital expenditures for control of these emissions. Until specific rules have been issued that affect NiSource's facilities, what these requirements will be or the costs of complying with these potential requirements cannot be predicted.

NITROGEN OXIDES
During 1998, the Environmental Protection Agency (EPA) issued a final rule, the NOx State Implementation Plan (SIP) call, requiring certain states, including Indiana, to reduce NOx levels from several sources, including industrial and utility boilers. The EPA stated that the intent of the rule is to lower regional transport of ozone impacting other states' ability to attain the federal ozone standard. According to the rule, the State of Indiana must issue regulations implementing the control program. The State of Indiana, as well as some other states, filed a legal challenge in December 1998 to the EPA NOx SIP call rule. Lawsuits have also been filed against the rule by various groups, including utilities. On May 25, 1999, the D.C. Circuit Court of Appeals issued an order staying the NOx SIP call rule's September 30, 1999 deadline for the state submittals until further order of the court. Any resulting NOx emission limitations could be more restrictive than those imposed on electric utilities under the CAAA's acid rain NOx reduction program described above. NiSource is evaluating the EPA's final rule and any potential requirements that could result from the final rule as implemented by the State of Indiana. NiSource believes that the costs relating to compliance with the new standards may be substantial, but such costs depend upon the outcome of the current litigation and the ultimate control program agreed to by the targeted states and the EPA. Northern Indiana is continuing its programs to reduce NOx emissions and NiSource will continue to closely monitor developments in this area.

   In a related matter to EPA's NOx SIP call, several Northeastern states have filed petitions with the EPA under Section 126 of the Clean Air Act. The petitions allege harm and request relief from sources of emissions in the Midwest that allegedly cause or contribute to ozone nonattainment in their states. NiSource is monitoring EPA's decisions on these petitions and existing litigation to determine the impact of these developments on Northern Indiana's programs to reduce NOx emissions.

   The EPA issued final rules revising the National Ambient Air Quality Standards for ozone and particulate matter in July 1997. On May 14, 1999, the United States Court of Appeals for the D.C. Circuit remanded the new rules for both ozone and particulate matters to the EPA. Once rectified, the revised standards could require additional reductions in sulfur dioxide, particulate matter and NOx emissions from coal-fired boilers (including Northern Indiana's generating stations) beyond measures discussed above. Final implementation methods will be set by the EPA as well as state regulatory authorities. NiSource believes that the costs relating to compliance with any new limits may be substantial but are dependent upon the ultimate control program agreed to by the targeted states and the EPA. NiSource will continue to closely monitor developments in this area and anticipates the exact nature of the impact of the new limits on its operations will not be known for some time.

   In a letter dated September 15, 1999, the Attorney General of the State of New York alleged that Northern Indiana violated the Clean Air Act by constructing a major modification of one of its electric generating stations without obtaining pre-construction permits required by the Prevention of Significant Deterioration (PSD) program. The major modification allegedly took place at the R. M. Schahfer Station when, "in approximately 1995-1997, Northern Indiana upgraded the coal handling system at Unit 14 at the plant." While Northern Indiana is investigating these allegations, Northern Indiana does not believe that the modifications required pre-construction review under the PSD program and believes that all appropriate permits were acquired.

CARBON DIOXIDE
Initiatives are being discussed both in the United States and worldwide to reduce so-called "greenhouse gases" such as carbon dioxide and other by-products of burning fossil fuels. Reduction of such emissions could result in significant capital outlays or operating expenses to NiSource.

CLEAN WATER ACT AND RELATED MATTERS
NiSource's wastewater and water operations are subject to pollution control and water quality control regulations, including those issued by the EPA and the States of Indiana, Louisiana, Massachusetts and Texas.

   Under the Federal Clean Water Act and state regulations, NiSource must obtain National Pollutant Discharge Elimination System permits for water discharges from various facilities, including electric generating and water treatment stations and a propane plant. These facilities either have permits for their water discharge or they have applied for a permit renewal of any expiring permits. These permits continue in effect pending review of the current applications.

   Under the Federal Safe Drinking Water Act (SDWA), the Water Utilities are subject to regulation by the EPA for the quality of water sold and treatment techniques used to make the water potable. The EPA promulgates nationally-applicable maximum contaminant levels (MCLs) for contaminants found in drinking water. Management believes that the Water Utilities are currently in compliance with all MCLs promulgated to date. The EPA has continuing authority, however, to issue additional regulations under the SDWA. In August 1996, Congress amended the SDWA to allow the EPA more authority to weigh the costs and benefits of regulations being considered in some, but not all, cases. In December 1998, EPA promulgated two National Primary Drinking Water rules, the Interim Enhanced Surface Water Treatment Rule and the Disinfectants and Disinfection Byproducts Rule. The Water Utilities must comply with these rules by December 2001. Management does not believe that significant changes will be required for the Water Utilities' operations to comply with these rules; however, some

================================================================================

cost expenditures for equipment modifications or enhancements may be necessary to comply with the Interim Enhanced Surface Water Treatment Rule. Additional rules are anticipated to be promulgated under the 1996 amendments. Compliance with such rules could be costly and could require substantial changes in the Water Utilities' operations.

     Under a 1991 law enacted by the Indiana legislature, a water utility may petition the IURC for prior approval of its plans and estimated expenditures required to comply with the provisions of, and regulations under, the Federal Clean Water Act and SDWA. Upon obtaining such approval, a water utility may include such costs in its rate base for rate-making purposes, to the extent of its estimated costs as approved by the IURC, and recover its costs of developing and implementing the approved plans if statutory standards are met. The capital costs for such new systems, equipment or facilities or modifications of existing facilities may be included in a water utility's rate base upon completion of construction of the project or any part thereof. Such an addition to rate base, however, would effect a change in water rates. NiSource's principal water utility, IWC, has agreed to a moratorium on water rate increases until 2002. Therefore, recovery of any increased costs discussed above may not be timely.

--------------------------------------------------------------------------------
                                  INCOME TAXES
--------------------------------------------------------------------------------

Deferred income taxes are recognized as costs in the rate-making process by the Commissions having jurisdiction over the rates charged by the Utilities. Deferred income taxes are provided as a result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the consolidated financial statements. These taxes are reversed by a debit or credit to deferred income tax expense as the temporary differences reverse. Investment tax credits have been deferred and are being amortized to income over the life of the related property.

   To the extent certain deferred income taxes of the Utilities are recoverable or payable through future rates, regulatory assets and liabilities have been established. Regulatory assets are primarily attributable to undepreciated allowance for funds used during construction-equity ~(AFUDC) and the cumulative net amount of other income tax timing differences for which deferred taxes had not been provided in the past, when regulators did not recognize such taxes as costs in the rate-making process. Regulatory liabilities are primarily attributable to the Utilities' obligation to credit to ratepayers deferred income taxes provided at rates higher than the current federal income tax rate currently being credited to ratepayers using the average rate assumption method and unamortized deferred investment tax credits.

   The components of the net deferred income tax liability at December 31, 1999 and December 31, 1998 were as follows:

                                                                              DECEMBER 31,     DECEMBER 31,
                                                                                 1999             1998
                                                                                     (In thousands)
Deferred tax liabilities--
  Accelerated depreciation and other property differences....................   $1,125,132        $ 806,148
  AFUDC-equity...............................................................       31,274           33,029
  Adjustment clauses.........................................................       16,730           14,965
  Other regulatory assets....................................................       27,616           29,739
  Prepaid pension and other benefits.........................................       64,853           34,170
  Reacquisition premium on debt..............................................       15,919           17,311
Deferred tax assets--
  Deferred investment tax credits............................................      (36,650)         (37,236)
  Removal costs..............................................................     (171,645)        (157,728)
  Other postretirement/postemployment benefits...............................      (55,684)         (51,754)
  Other, net.................................................................      (28,871)         (29,353)

                                                                                   988,674          659,291

Less: Deferred income taxes related to current assets and liabilities........       (7,519)          (7,876)

Deferred income taxes--noncurrent............................................   $  996,193        $ 667,167

================================================================================

  Federal and state income taxes as set forth in the Consolidated Statement of Income are comprised of the following:

                                                                                         1999           1998           1997
                                                                                     --------       --------       --------
                                                                                                 (In thousands)
Current income taxes--
  Federal.................................................................           $ 91,899       $113,680       $ 98,126
  State...................................................................             14,131         16,484         17,073
                                                                                     --------       --------       --------
                                                                                      106,030        130,164        115,199
                                                                                     --------       --------       --------
Deferred income taxes, net--
  Federal.................................................................             (7,877)       (20,426)        (1,772)
  State...................................................................                (14)        (1,515)           123
                                                                                     --------       --------       --------
                                                                                       (7,891)       (21,941)        (1,649)
                                                                                     --------       --------       --------
Deferred investment tax credits, net......................................             (7,691)        (7,361)        (7,376)
                                                                                     --------       --------       --------
    Total income taxes....................................................           $ 90,448       $100,862       $106,174
                                                                                     ========       ========       ========

  A reconciliation of total income tax expense to an amount computed by applying the statutory federal income tax rate to pretax income is as follows:

                                                                                         1999           1998           1997
                                                                                     --------       --------       --------
                                                                                                 (In thousands)
Net income................................................................           $160,414       $193,886       $190,849
Add--Income taxes.........................................................             90,448        100,862        106,174
Dividend requirements on preferred stocks of subsidiaries.................              8,334          8,538          8,691
                                                                                     --------       --------       --------
Income before preferred dividend requirements of subsidiaries and
  income taxes............................................................           $259,196       $303,286       $305,714
                                                                                     ========       ========       ========

Amount derived by multiplying pretax income by statutory rate.............           $ 90,719       $106,150       $107,000
Reconciling items multiplied by the statutory rate:
  Book depreciation over related tax depreciation.........................              3,934          3,992          4,072
  Amortization of deferred investment tax credits.........................             (7,691)        (7,361)        (7,376)
  State income taxes, net of federal income tax benefit...................              9,171          9,200         11,220
  Reversal of deferred taxes provided at rates in excess of the
    current federal income tax rate.......................................             (5,457)        (6,472)        (6,151)
  Low-income housing credits..............................................             (4,512)        (3,840)        (3,056)
  Nondeductible amounts related to amortization of intangible
    assets and plant acquisition adjustments..............................              2,476          2,516          1,640
Other, net................................................................              1,808         (3,323)        (1,175)
                                                                                     --------       --------       --------
    Total income taxes....................................................           $ 90,448       $100,862       $106,174
                                                                                     ========       ========       ========


--------------------------------------------------------------------------------
                                 PENSION PLANS
--------------------------------------------------------------------------------
Noncontributory, defined benefit retirement plans cover the majority of employees. Benefits under the plans reflect the employees' compensation, years of service and age of retirement.

                                                                                                        1999           1998
                                                                                                    --------       --------
                                                                                                         (In thousands)
Benefit obligation at beginning of year (January 1,)......................................          $949,039       $875,756
Service cost..............................................................................            19,811         17,092
Interest cost.............................................................................            69,610         60,686
Plan amendments...........................................................................                --         14,656
Actuarial (gain) loss.....................................................................           (60,108)        38,773
Acquisition of BSG........................................................................            78,684             --
Benefits paid.............................................................................           (66,687)       (57,924)
                                                                                                    --------       --------
Benefit obligation at end of the year (December 31,)......................................          $990,349       $949,039
                                                                                                    ========       ========

================================================================================

  The change in the fair value of the plans' assets for the years 1999 and 1998 is as follows:

                                                                                                       1999             1998
                                                                                                 ----------         --------
                                                                                                        (In thousands)
Fair value of plan assets at beginning of year (January 1,)...............................       $  987,030         $924,857
Actual return on plan assets..............................................................          170,814           85,254
Employer contributions....................................................................           42,641           34,843
Acquisition of BSG........................................................................           92,070               --
Benefits paid.............................................................................          (66,687)         (57,924)
                                                                                                 ----------         --------
Plan assets at fair value at end of the year (December 31,)...............................       $1,225,868         $987,030
                                                                                                 ==========         ========

  The plans' assets are invested primarily in common stocks, bonds and notes. The plans' funded status as of December 31, 1999 and December 31, 1998 is as follows:

                                                                                                       1999             1998
                                                                                                 ----------         --------
                                                                                                        (In thousands)
Plan assets in excess of benefit obligation...............................................       $  235,519         $ 37,991
Unrecognized net actuarial (gain).........................................................         (150,984)         (10,938)
Unrecognized prior service cost...........................................................           55,662           57,193
Unrecognized transition amount............................................................           22,113           26,813
                                                                                                 ----------         --------
Prepaid pension costs.....................................................................       $  162,310         $111,059
                                                                                                 ==========         ========

  The benefit obligation is the present value of future pension benefit payments and is based on a plan benefit formula which considers expected future salary increases. Discount rates of 7.75% and 7.00% and rates of increase in compensation levels of 4.5% and 4.5% were used to determine the benefit obligations at December 31, 1999 and 1998, respectively.

  The long-term portion of prepaid pension cost amounts for 1999 and 1998 are included in "Prepayments and other" in the Consolidated Balance Sheet.

  The following items are the components of provisions for pensions for the years ended December 31, 1999, 1998 and 1997:

                                                                                      1999             1998             1997
                                                                                  --------         --------         --------
                                                                                                (In thousands)
Service costs.............................................................        $ 19,811         $ 17,092         $ 14,438
Interest costs............................................................          69,610           60,686           57,645
Expected return on plan assets............................................         (95,228)         (82,671)         (72,253)
Amortization of transition obligation.....................................           6,169            5,294            5,326
Amortization of prior service costs.......................................           6,510            4,746            3,501
                                                                                  --------         --------         --------
                                                                                  $  6,872         $  5,147         $  8,657
                                                                                  ========         ========         ========

  Assumptions used in the valuation and determination of 1999, 1998 and 1997 pension expense were as follows:

                                                                                      1999             1998             1997
                                                                                      ----             ----             ----
                                                                                                (In thousands)
Discount rate.............................................................            7.00%            7.00%            7.75%
Rate of increase in compensation levels...................................            4.50%            4.50%            5.50%
Expected long-term rate of return on assets...............................            9.00%            9.00%            9.00%

  Certain union employees participate in industry-wide, multi-employer pension plans which provide for monthly benefits based on length of service. Specified amounts per compensated hour for each employee are contributed to the trustees of these plans. Contributions of $2.5 million, $2.0 and $1.7 million were made to these plans for the years ended December 31, 1999, 1998 and 1997, respectively. The relative position of each employer participating in these plans with respect to the actuarial present value of accumulated plan benefits and net assets available for benefits is not available.

--------------------------------------------------------------------------------
                            POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------
NiSource provides certain health care and life insurance benefits for certain retired employees. The majority of employees may become eligible for these benefits if they reach retirement age while working for NiSource.

  The expected cost of such benefits is accrued during the employees' years of service. Current rates include postretirement benefit costs on an accrual basis, including amortization of the regulatory assets that arose prior to inclusion of these costs in rates. Cash contributions are remitted to grantor trusts.

================================================================================

  The following table sets forth the change in the plans' accumulated postretirement benefit obligation (APBO) as of December 31, 1999 and 1998:

                                       1999             1998
                                   --------         --------
                                        (In thousands)
Accumulated postretirement
  benefit obligation at
  beginning of year
  (January 1,)...............      $240,601         $223,908
Service cost.................         5,531            5,249
Interest cost................        18,101           15,793
Participant contributions....         1,204               --
Plan amendments..............            --             (283)
Actuarial (gain) loss........       (17,627)           8,453
Acquisition of Bay State.....        23,205               --
Benefits paid................       (17,116)         (12,519)
                                   --------         --------
Accumulated postretire-
  ment benefit obligation
  at end of the year
  (December 31,).............      $253,899         $240,601
                                   ========         ========

  The change in the fair value of the plan assets for the years 1999 and 1998 is as follows:

                                       1999             1998
                                   --------         --------
                                        (In thousands)
Fair value of plan assets at
  beginning of year
  (January 1,)...............      $  2,903         $  2,400
Actual return of plan
  assets.....................         2,521            1,103
Employer contributions.......        13,877           10,637
Participant contributions....         1,204            1,282
Acquisition of Bay State.....        26,620               --
Benefits paid................       (17,116)         (12,519)
                                   --------         --------
Plan assets at fair value
  at end of the year
  (December 31,).............      $ 30,009         $  2,903
                                   ========         ========

  Following is the funded status for postretirement benefits as of December 31, 1999 and 1998:

                                                                                                       1999             1998
                                                                                                  ---------        ---------
                                                                                                        (In thousands)
Funded status.............................................................                        $(223,890)       $(237,698)
Unrecognized net actuarial gain...........................................                         (106,161)         (87,087)
Unrecognized prior service cost...........................................                            3,550            3,873
Unrecognized transition amount............................................                          167,322          164,436
                                                                                                  ---------        ---------
Accrued liability for postretirement benefits.............................                        $(159,179)       $(156,476)
                                                                                                  =========        =========

  In order to determine the APBO at December 31, 1999, a discount rate of 7.75% and a pre-Medicare medical trend rate of 6% to a long-term rate of 5% was used, and at December 31, 1998, a discount rate of 7% and a pre-Medicare medical trend rate of 7% declining to a long-term rate of 5% was used.

  Net periodic postretirement benefit costs, before consideration of the rate-making discussed previously, for the years ended December 31, 1999, 1998 and 1997 include the following components:

                                                                                      1999             1998             1997
                                                                                   -------          -------          -------
                                                                                                (In thousands)
Service costs.............................................................         $ 5,531          $ 5,249          $ 4,904
Interest costs............................................................          18,101           15,793           15,878
Expected return on plan assets............................................          (2,347)            (216)              --
Amortization of prior service cost........................................             322              322              279
Amortization of transition obligation.....................................          12,810           11,745           11,558
Amortization of (gain) loss...............................................          (5,637)          (5,747)          (5,844)
                                                                                   -------          -------          -------
                                                                                   $28,780          $27,146          $26,775
                                                                                   =======          =======          =======

  Assumptions used in the determination of 1999, 1998 and 1997 net periodic postretirement benefit costs were as follows:

                                                                                      1999             1998             1997
                                                                                      ----             ----             ----
Discount rate.............................................................            7.00%            7.00%            7.75%
Rate of increase in compensation levels...................................            4.50%            4.50%            5.50%
Assumed annual rate of increase in health care benefits...................            7.00%            8.00%            8.00%
Assumed ultimate trend rate...............................................            5.00%            5.00%            6.00%

The effect of a 1% increase in the assumed health care cost trend rates for each future year would increase the accumulated postretirement benefit obligation at December 31, 1999 by approximately $25.6 million, and increase the aggregate of the service and interest cost components of plan costs by approximately $5.2 million for the year ended December 31, 1999. The effect of a 1% decrease in the assumed health care cost trend rates

================================================================================

for each future year would decrease the accumulated postretirement benefit obligation at December 31, 1999 by approximately $21.1 million, and decrease the aggregate of the service and interest cost components of plan costs by approximately $4.0 million. Amounts disclosed above could be changed significantly in the future by changes in health care costs, work force demographics, interest rates, or plan changes.

Authorized Classes of Cumulative Preferred and Preference Shares

NiSource--20,000,000 shares--Preferred--without par value. 4,000,000 shares are designated Series A Junior Participating Preferred Shares and are reserved for issuance pursuant to the Share Purchase Rights Plan described in Common Shares.

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

     Indianapolis Water Company--(IWC) 300,000 shares --Cumulative Preferred--$100 par value.

     The preferred shareholders of Northern Indiana and IWC have no voting rights, except in the event of default on the payment of four consecutive quarterly dividends, or as required by Indiana law to authorize additional preferred shares, or by the Articles of Incorporation in the event of certain merger transactions.

     The redemption prices at December 31, 1999 for the cumulative preferred stock, which is redeemable solely at the option of Northern Indiana and IWC, in whole or in part, at any time upon thirty days' notice, were as follows:

                                                                REDEMPTION
                                                                 PRICE PER
                                                        SERIES       SHARE

Northern Indiana Public Service Company:
  Cumulative preferred stock--$100 par value--.........   41/4%    $101.20
                                                          41/2%    $100.00
                                                          4.22%    $101.60
                                                          4.88%    $102.00
                                                          7.44%    $101.00
                                                          7.50%    $101.00
  Cumulative preferred stock--no par value--
    adjustable rate (6.00% at December 31, 1999),
    Series A (stated value $50 per share)..............             $50.00
Indianapolis Water Company:
  Cumulative preferred stock--$100 par value--
    rates ranging from 4% to 5%                                  $100-$105

The redemption prices at December 31, 1999, as well as sinking fund provisions, for the cumulative preferred stock subject to mandatory redemption requirements, or whose redemption is outside the control of Northern Indiana, were as follows:

                            REDEMPTION PRICE                SINKING FUND OR
SERIES                      PER SHARE                       MANDATORY REDEMPTION
Cumulative preferred stock--$100 par value--
  8.85%                     $100.37, reduced periodically   12,500 shares on or before April 1.
  8.35%                     $103.20, reduced periodically    3,000 shares on or before July 1;
                                                               increasing to 6,000 shares
                                                               beginning in 2004; noncumu-
                                                               lative option to double amount
                                                               each year.
  73/4%                     $103.88, reduced periodically    2,777 shares on or before
                                                               December 1; noncumulative
                                                               option to double amount
                                                               each year.
Cumulative preferred stock--no par value--
  6.50%                     $100.00 on October 14, 2002      430,000 shares on October 14,
                                                               2002.

Sinking fund requirements with respect to redeemable preferred stocks outstanding at December 31, 1999 for each of the four years subsequent to December 31, 2000 were as follows:

Year Ending December 31,                                (In thousands)

2001..................................................... $ 1,828
2002..................................................... $44,828
2003..................................................... $ 1,828
2004..................................................... $   878

Sinking fund payments due within one year are reported under the caption "Other" in the Consolidated Balance Sheets.

================================================================================

--------------------------------------------------------------------------------
                             COMMON SHARE DIVIDEND
--------------------------------------------------------------------------------

During the next few years, NiSource's ability to pay dividends will depend upon dividends it receives from Northern Indiana. Northern Indiana's Indenture dated August 1, 1939, as amended and supplemented (Indenture), provides that it will not declare or pay any dividends on any class of capital stock (other than preferred or preference stock) except out of the earned surplus or net profits of Northern Indiana. At December 31, 1999, Northern Indiana had approximately $136.1 million of retained earnings (earned surplus) available for the payment of dividends. Future dividends will depend upon adequate retained earnings, adequate future earnings and the absence of adverse developments.
--------------------------------------------------------------------------------
                               EARNINGS PER SHARE
--------------------------------------------------------------------------------
Basic earnings per share were computed by dividing net income, reduced for preferred dividends, by the average number of common shares outstanding during the period. The diluted earnings per share calculation assumes the conversion of nonqualified stock options and the equity forward share purchase contract into common shares.

     The net income, preferred dividends and shares used to compute basic and diluted earnings per share is presented in the following table:

                                                                    1999             1998             1997
                                                                    ----             ----             ----
                                                              (Dollars in thousands, except per share amounts)
Basic
Weighted Average Number of Shares:
  Average Common Shares Outstanding..........................    124,343,117      120,778,077      123,849,126
                                                                 ===========      ===========      ===========
Net Income to be Used to Compute Basic Earnings per Average
  Common Share:
    Net Income...............................................       $160,414         $193,886         $190,849
                                                                 ===========      ===========      ===========
Basic Earnings per Average Common Share......................       $   1.29         $   1.60         $   1.54
                                                                 ===========      ===========      ===========
Diluted
Weighted Average Number of Shares:
  Average Common Shares Outstanding..........................    124,343,117      120,778,077      123,849,126
  Dilutive Shares............................................        996,275          556,799          374,344
                                                                 -----------     ------------      -----------
  Weighted Average Shares....................................    125,339,392      121,334,876      124,223,470
Net Income to be Used to Compute Diluted Earnings per
  Average Common Share:
    Net Income...............................................       $160,414         $193,886         $190,849
                                                                 ===========      ===========      ===========
Diluted Earnings per Average Common Share....................       $   1.27         $   1.59         $   1.53
                                                                 ===========      ===========      ===========

--------------------------------------------------------------------------------
                                 COMMON SHARES
--------------------------------------------------------------------------------

On April 8, 1998, shareholders approved an increase in the number of authorized common shares without par value from 200,000,000 shares to 400,000,000 shares. All references to numbers of common shares reported, including per share amounts and stock option data, have been adjusted to reflect the two-for-one stock split paid February 20, 1998.

SHARE PURCHASE RIGHTS PLAN
Each Right, when exercisable, would initially entitle the holder to purchase from NiSource one two-hundredth of a share of Series A Junior Participating Preferred Share, without par value, at a price of $30 per one two-hundredth of a share. In certain circumstances, if an acquirer ~obtained 25% of NiSource's outstanding shares, or merged into NiSource or merged NiSource into the acquirer, the Rights would entitle the holders to purchase NiSource's or the acquirer's common shares for one-half of the market price. The Rights will not dilute NiSource's common shares nor affect earnings per share unless they become exercisable for common shares. The Plan was not adopted in response to any specific attempt to acquire control of NiSource. The Rights are not currently exercisable. On February 17, 2000, the Board of Directors of NiSource adopted a new Share Purchase Rights Plan which has substantially the same terms as the existing Share Purchase Rights Plan.

--------------------------------------------------------------------------------

COMMON SHARE REPURCHASES
The Board has authorized the repurchase of 62.1 million common shares, subject to certain limits. At December 31, 1999, approximately 56.2 million shares had been repurchased at an average price of $16.98 per share.

EQUITY FORWARD SHARE PURCHASE CONTRACT
During the second quarter of 1999, a forward purchase contract was entered into covering the purchase of up to 5% of NiSource's outstanding common shares. At the end of each quarterly period during the term of the forward purchase contract, NiSource has the option, but not the obligation, to settle the forward purchase contract with respect to all or a portion of the common shares held by the counterparty. As of December 31, 1999, the counterparty informed NiSource that approximately 5.6 million shares had been purchased at a weighted average cost of $26.90 per share. NiSource has the option to settle with the counterparty by means of physical, net cash or net share settlement. On a quarterly basis, NiSource will pay the counterparty a fee based on the amount paid for common shares purchased by the counterparty, and the counterparty will remit dividends received on shares owned. All such amounts paid and remitted under the contract are reflected in equity contract costs of common shareholders' equity. The net amount was a charge of $658,128 for the year ending December 31, 1999.

     NiSource will be obligated to settle the forward purchase contract with respect to all the remaining common shares in May 2003, or under certain circumstances after an extension period of up to six months, at NiSource's option. As of December 31, 1999, the nominal amount and fair value of the equity forward purchase contract was approximately $150 million and $100 million, respectively.

--------------------------------------------------------------------------------
                           LONG-TERM INCENTIVE PLANS
--------------------------------------------------------------------------------

There are two long-term incentive plans for key management employees that were approved by shareholders on April 13, 1988 (1988 Plan) and April 13, 1994 (1994
Plan), each of which provides for the issuance of up to 5.0 million common shares to key employees through April 1998 and April 2004, respectively. The 1988 Plan, as amended and restated, and the 1994 Plan, as amended and restated, were re-approved by shareholders at the 1999 Annual Meeting of Shareholders, held on April 14, 1999.

     At December 31, 1999, there were 1.8 million shares reserved for future awards under the 1994 Plan. The Plans permit the following types of grants, separately or in combination: nonqualified stock options, incentive stock options, restricted stock awards, stock appreciation rights and performance units. No incentive stock options or performance units were outstanding at December 31, 1999. Under the Plans, the exercise price of each option equals the market price of common stock on the date of grant. Each option has a maximum term of ten years and vests one year from the date of grant.

     In connection with the acquisition of BSG, all outstanding BSG nonqualified stock options were replaced with NiSource nonqualified stock options. The replacement of such options did not change their original vesting provisions, terms or fair values. Information regarding these options can be found in the following tables about changes in nonqualified stock options under the caption "converted."

     Stock appreciation rights (SARs) may be granted only in tandem with stock options on a one-for-one basis and are payable in cash, NiSource's common shares, or a combination thereof. There were no SARs outstanding at December 31, 1999. Restricted stock awards are restricted as to transfer and are subject to forfeiture for specific periods from the date of grant. Restrictions on shares awarded in 1995 lapse five years from date of grant, and vesting varies from 0% to 200% of the number awarded, subject to specific earnings per share and stock appreciation goals. Restrictions on shares awarded in 1998 and 1999 lapse two years from date of grant and vesting varies from 0% to 100% of the number awarded, subject to specific performance goals. If a participant's employment is terminated prior to vesting other than by reason of death, disability or retirement, restricted shares are forfeited. There were 513,500, 534,666 and 542,666 restricted shares outstanding at December 31, 1999, 1998 and 1997, respectively.

     The Nonemployee Director Stock Incentive Plan, which was approved by shareholders, provides for the issuance of up to 200,000 common shares to nonemployee directors. The Plan provides for awards of common shares which vest in 20% per year increments, with full vesting after five years. The Plan also allows for the award of nonqualified stock options, subject to immediate vesting in the event of the director's death or disability, or a change in control of NiSource. If a director's service on the Board is terminated for any reason other than retirement at or after age seventy, death or disability, any common shares not vested as of the date of termination are forfeited. As of December 31, 1999, 75,500 shares had been issued under the Plan.

   These plans are accounted for under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized for nonqualified stock options. The compensation cost that was charged against net income for restricted stock awards was $3.5 million, $1.9 million and $2.1 million for the years ended December 31, 1999, 1998 and 1997, respectively. Had compensation cost for nonqualified stock options been determined consistent with SFAS No. 123 "Accounting for Stock-Based Compensation," net income and earnings per average common share would have been reduced to the following pro forma amounts:

================================================================================

                                                        Year Ended December 31,
                                                        -----------------------
                                                   1999        1998          1997
                                                   ----        ----          ----
                                          (Dollars in thousands, except per share amounts)
Net Income:
  As reported............................       $160,414      $193,886      $190,849
  Pro forma..............................        158,764       192,764       189,999
Earnings Per Average Common Share:
  Basic:
    As reported..........................         $ 1.29      $   1.60      $   1.54
    Pro forma............................           1.27          1.59          1.53
  Diluted:
    As reported..........................         $ 1.27      $   1.59      $   1.53
    Pro forma............................           1.26          1.59          1.52

     The fair value of each option granted as used to determine pro forma net income is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the years ended December 31, 1999, 1998 and 1997 respectively: risk-free interest rate of 5.87%, 5.29% and 6.19%; expected dividend yield of $1.02, $0.96 and $0.90 per share; expected option term of five and one-quarter years for 1999 and 1998, and five years for 1997; and expected volatility of 15.72% for 1999 and 13.09% for 1998 and 12.2% for 1997.

     Changes in outstanding shares under option for 1997, 1998 and 1999, are as follows:

                                                               NONQUALIFIED
                                                               STOCK OPTIONS
                                                           ---------------------
                                                                        WEIGHTED
                                                                         AVERAGE
                                                                          OPTION
YEAR ENDED DECEMBER 31, 1997                                OPTIONS        PRICE
                                                           ----------   --------
Balance at beginning of year.........................       2,360,900    $15.33
  Granted............................................         533,600    $20.64
  Exercised..........................................        (330,400)   $15.29
  Cancelled..........................................         (28,700)   $19.21
                                                           ----------   -------

Balance at end of year...............................       2,535,400    $16.41
                                                           ==========   =======

Shares exercisable...................................       2,006,800    $15.30
                                                           ==========   =======
Weighted average fair value of options granted.......          $2.66
                                                           ==========

                                                                       WEIGHTED
                                                                        AVERAGE
                                                                         OPTION
YEAR ENDED DECEMBER 31, 1998                                OPTIONS        PRICE
                                                           ----------  ---------
Balance at beginning of year........................        2,535,400     $16.41
  Granted...........................................          607,000     $29.22
  Exercised.........................................         (457,700)    $14.88
  Cancelled.........................................          (33,400)    $16.07
                                                           ----------    -------

Balance at end of year..............................        2,651,300     $19.61
                                                           ==========    =======

Shares exercisable..................................        2,046,300     $16.77
                                                           ==========    =======
Weighted average fair value of options granted......            $4.28
                                                           ==========

================================================================================

                                                                       WEIGHTED
                                                                        AVERAGE
                                                                         OPTION
YEAR ENDED DECEMBER 31, 1999                             OPTIONS          PRICE
                                                        ----------     --------
Balance at beginning of year..........................   2,651,300       $19.61
  Granted.............................................     744,750       $24.59
  Converted...........................................     740,780       $15.03
  Exercised...........................................    (171,374)      $14.03
  Cancelled...........................................     (15,000)      $28.45
                                                        ----------     --------

Balance at end of year................................   3,950,456       $19.90
                                                        ==========     ========

Shares exercisable....................................   3,208,206       $18.82
                                                        ==========     ========

Weighted average fair value of options granted........       $3.66

   At December 31, 1997, there were 11,200 SARs outstanding with an option price of $5.47. There were no SARs outstanding at December 31, 1998 or 1999, respectively.

   The following table summarizes information about nonqualified stock options at December 31, 1999:

   OPTIONS OUTSTANDING AND EXERCISABLE BY PRICE RANGE AS OF DECEMBER 31, 1999

              OPTIONS OUTSTANDING                                        OPTIONS EXERCISABLE
------------------------------------------------      --------------------------------------------------------
                                        Weighted
                                          Average      Weighted
                                        Remaining       Average                                 Weighted
       Range of   Outstanding as of   Contractual      Exercise     Exercisable as of            Average
Exercise Prices   December 31, 1999          Life         Price     December 31, 1999     Exercise Price
---------------                                        --------
$ 8.53-$12.76               154,500           1.4        $10.46               154,500             $10.46
$12.77-$19.15             1,913,119           4.0        $15.79             1,913,119             $15.79
$19.16-$28.74             1,290,337           8.8        $22.85               548,087             $20.48
$28.75-$29.22               592,500           8.6        $29.22               592,500             $29.22
-------------             ---------           ---        ------             ---------             ------

$ 8.53-$29.22             3,950,456           6.1        $19.90             3,208,206             $18.81
=============             =========           ===        ======             =========             ======

--------------------------------------------------------------------------------
                                 LONG-TERM DEBT
--------------------------------------------------------------------------------
The sinking fund requirements and maturities of long-term debt outstanding at December 31, 1999, for each of the four years subsequent to December 31, 2000, were as follows:

YEAR ENDING DECEMBER 31,                       (In thousands)
------------------------
2001.................................................$127,167
2002.................................................$119,183
2003.................................................$157,451
2004.................................................$118,158

Unamortized debt expense, premium and discount on long-term debt applicable to outstanding bonds are being amortized over the lives of such bonds. Reacquisition premiums have been deferred and are being amortized. These premiums are not earning a return during the recovery period.

   The first mortgage bonds constitute a direct first mortgage lien upon certain utility property and franchises. Certain trust indentures require annual sinking or improvement payments amounting to .50% of the maximum aggregate amount outstanding. As permitted, this requirement has been satisfied by substituting a portion of permanent additions to utility plant.

   Northern Indiana is authorized to issue and sell up to $217,692,000 Medium-Term Notes, Series E, with various maturities, for purposes of refinancing certain first mortgage bonds and medium-term notes. As of December 31, 1999, $139.0 million of these medium-term notes had been issued with various interest rates and maturities.

   In February 1999, $35.0 million of ten-year medium term notes were issued at a rate of 5.99% with a maturity date of February 1, 2009 and $45.0 million of twenty-year medium term notes were issued at a rate of 6.61% with a maturity date of February 1, 2019. The majority of the proceeds were used to reduce existing credit facilities and the remaining proceeds were used for general corporate purposes.

   The financial obligations of Capital Markets are subject to a Support Agreement between NiSource and Capital Markets, under which NiSource has committed to make payments of interest and principal on Capital Markets' obligations in the event of a failure to pay by Capital

================================================================================

Markets. Restrictions in the Support Agreement prohibit recourse on the part of Capital Markets' creditors against the stock and assets of Northern Indiana that are owned by NiSource. Under the terms of the Support Agreement, in addition to the cash flow of cash dividends paid to NiSource by any of its consolidated subsidiaries, the assets of NiSource, other than the stock and assets of Northern Indiana, are available as recourse for the benefit of Capital Markets' creditors. The carrying value of the assets of NiSource, other than the assets of Northern Indiana, were approximately $3.2 billion at December 31, 1999.

--------------------------------------------------------------------------------
                       CURRENT PORTION OF LONG-TERM DEBT
--------------------------------------------------------------------------------

At December 31, 1999 and 1998, NiSource's current portion of long-term debt due within one year was as follows:

                                                                                             DECEMBER 31,     DECEMBER 31,
                                                                                                    1999             1998
                                                                                             ------------     -----------
                                                                                                   (In thousands)
  Medium-term notes--Interest rates between 6.0% and 6.93% with a weighted average interest rate of 6.80% and maturities between September 1, 1999, and
    November 17, 2006....................................................................      $166,254           $   --
  Notes payable--Interest rates between 6.72% and 10.08% with a weighted average interest rate of 7.82% and maturities between August 15, 2000, and
    January 1, 2007......................................................................         4,467            4,790
  Sinking funds due within one year......................................................         3,000            2,000
                                                                                               --------           ------
    Total current portion of long-term debt..............................................      $173,721           $6,790
                                                                                               ========           ======

--------------------------------------------------------------------------------
                             SHORT-TERM BORROWINGS
--------------------------------------------------------------------------------

NiSource and its subsidiaries may borrow under two five-year $100 million revolving credit agreements that terminate on September 23, 2003 and two 364-day $100 million revolving credit agreements that terminate on September 23, 2000. The 364-day agreements may be extended at expiration for additional periods of 364 days. Under these agreements, funds are borrowed at a floating rate of interest or, under certain circumstances, at a fixed rate of interest for short-term periods. These agreements provide financing flexibility and may be used to support the issuance of commercial paper. At December 31, 1999, there were no borrowings outstanding under these agreements.

   In addition, various NiSource subsidiaries maintain lines of credit for up to an aggregate of $199.9 million with lenders at either the lender's commercial prime or market lending rates. As of December 31, 1999, there were $54.1 million of borrowings outstanding under these lines of credit with a weighted average interest rate of 6.06%. As of December 31, 1998, there were $84.1 million of borrowings outstanding under these lines of credit.

   NiSource and its subsidiaries maintain market lines of credit for up to $394.4 million. As of December 31, 1999, there were $156.2 million outstanding under these money market lines of credit with a weighted average interest rate of 6.78%. At December 31, 1998, there were $127.3 million of borrowings outstanding under these money market lines of credit.

   In September 1999, Capital Markets issued $160 million PURS in an underwritten public offering. The PURS are unsecured debentures of Capital Markets and rank equally with all other unsecured and unsubordinated debt of Capital Markets. The PURS are subject to a call option under which the underwriters may purchase all of the outstanding PURS from the holders on September 28, 2000. The net proceeds from the sale of the PURS and the call option of $162.4 million were used to refinance short-term indebtedness incurred in connection with the acquisition of BSG in February 1999. Until September 28, 2000, the PURS will accrue interest at a rate based on LIBOR plus 1.25%. On September 28, 2000, if the underwriters do not exercise their call option, Capital Markets will be obligated to repurchase all of the outstanding PURS. If the underwriters purchase all of the outstanding PURS pursuant to their call option, the interest rate will be reset to a fixed rate based on then current market rates plus a fixed margin and the PURS will remain outstanding until 2010.

================================================================================

     At December 31, 1999 and 1998, NiSource's short-term borrowings were as follows:

                                  DECEMBER 31,    DECEMBER 31,
                                         1999             1998
                                         ----             ----
                                        (In thousands)
Commercial paper--
  Weighted average inter-
  est rate of 6.29% at
  December 31, 1999................  $299,565         $193,700
Notes payable--
  Interest rates between
  4.96% and 7.45% with
  a weighted average
  interest rate of 6.57%
  and maturities between
  January 10, 2000 and
  March 15, 2000...................   379,756          217,340
                                     --------         --------
  Total short-term borrowings......  $679,321         $411,040
                                     ========         ========

CORPORATE PREMIUM INCOME EQUITY SECURITIES AND COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF TRUST HOLDING SOLELY COMPANY DEBENTURES
In February 1999 NiSource completed an underwritten public offering of Corporate PIES. The net proceeds of approximately $334.7 million were primarily used to fund the cash portion of the consideration payable in the acquisition of BSG, and to repay short-term indebtedness.

     The Corporate PIES were offered as one unit comprised of two separable instruments. The first component consists of stock purchase contracts to purchase, four years from the date of issuance, common shares at a face value of $50. The second component consists of mandatorily redeemable preferred securities (Preferred Securities) which represent an undivided beneficial ownership ~interest in the assets of NIPSCO Capital Trust I (Capital Trust). The Preferred Securities have a stated liquidation amount of $50. The sole assets of Capital Trust are subordinated debentures (Debentures) of Capital Markets that earn interest at the same rates as the Preferred Securities to which they relate, and certain rights under related guarantees by Capital Markets. The Preferred Securities have been pledged to secure the holders' obligation to purchase common shares under the stock purchase contracts.

     The face value of the stock purchase contracts is not recorded in the Consolidated Balance Sheet. A $22.2 million present value contract fee payable to the stock purchase contract holders has been recorded as a liability and as reduction to paid-in capital. In addition, paid-in capital has been reduced by $10.4 million for the issuance costs of the stock purchase contracts.

     The distributions paid on Preferred Securities are presented under the caption "minority interests" in NiSource's Consolidated Statements of Income. The amounts outstanding are presented under the caption, "Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely company debentures," in NiSource's Consolidated Balance Sheet. At December 31, 1999, there were 6.9 million 5.9% Preferred Securities outstanding with Capital Trust assets of $345 million.

--------------------------------------------------------------------------------
                                OPERATING LEASES
--------------------------------------------------------------------------------

The following is a schedule, by years, of future minimum rental payments, excluding those to associated companies, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1999:

YEAR ENDING DECEMBER 31,                          (In thousands)
------------------------
2000.............................................     $34,372
2001.............................................      34,223
2002.............................................      64,639
2003.............................................      80,513
2004.............................................      25,341
Later years......................................     218,905
                                                     --------
Total minimum payments required..................    $457,993
                                                     ========

     The consolidated financial statements include rental expense for all operating leases as follows:

YEAR ENDING DECEMBER 31,                          (In thousands)
------------------------
1999.............................................     $50,277
1998.............................................      23,700
1997.............................................       8,837

--------------------------------------------------------------------------------
                                  COMMITMENTS
--------------------------------------------------------------------------------

NiSource expects that approximately $1.6 billion will be expended for construction purposes for the period from January 1, 2000 to December 31, 2004. Substantial commitments have been made in connection with this construction program.

     Northern Indiana has entered into a service agreement with Pure Air, a general partnership between Air Products and Chemicals, Inc. and Mitsubishi Heavy Industries

================================================================================

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

     A ten-year agreement to outsource all data center, application development and maintenance, and desktop management expires in 2005. Annual fees under the agreement are approximately $20 million.

     Primary Energy, Inc. ("Primary") arranges energy-related projects for large energy-intensive customers and offers such customers nationwide expertise in managing the engineering, construction, operation and maintenance of such projects. Through its subsidiaries, Primary has entered into agreements with several of NiSource's largest industrial customers, principally steel mills and a refinery, to service a portion of their energy needs. In order to serves its customers under the agreements, Primary, through its subsidiaries, has entered into certain operating lease commitments to lease these energy-related projects which have a combined capacity of 393 megawatts. NiSource, principally through Capital Markets, guarantees certain of Primary's obligations under each lease, which are included in the Operating Leases.

     Primary has advanced approximately $36.6 million and $31.8 million, at December 31, 1999 and December 31, 1998, respectively, to the lessors of the energy-related projects discussed above. These net advances are included in "Other Receivables" in the Consolidated Balance Sheet and as a component of operating activities in the Consolidated Statement of Cash Flows.

--------------------------------------------------------------------------------
                           RISK MANAGEMENT ACTIVITIES
--------------------------------------------------------------------------------

     NiSource uses certain commodity-based derivative financial instruments to manage certain risks inherent in its business. NiSource's senior management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of various risks. The open positions resulting from risk management activities are managed in accordance with strict policies which limit exposure to market risk and require daily reporting to management of potential financial exposure.

     NiSource uses futures contracts, options and swaps to hedge a portion of its price risk associated with its non-trading activities in gas supply for its regulated gas utilities, certain customer choice programs for residential customers and other retail customer activity. At December 31, 1999, NiSource had futures contracts representing the hedge of natural gas sales in the notional amount of 8.0 billion cubic feet (BCF) resulting in a deferred gain of $0.9 million.

     NiSource's trading operations includes the activities of its power trading business and non-affiliated transactions associated with TPC. NiSource employs a VaR model to assess the market risk of its energy trading portfolios. NiSource estimates the one-day VaR for both trading groups which utilize derivatives using either a Monte Carlo simulation or variance/covariance at a 95 percent confidence level. Based on the results of the VaR analysis, the daily market exposure for power trading on an average, high and low basis was $0.4, $1.2 and $0.014 million during 1999, respectively. The daily VaR for the gas trading portfolio on an average, high and low basis was $1.3, $2.1 and $0.4 million during 1999, respectively. There were no significant trading positions during 1998.

     Unrealized gains and losses on our portfolio are recorded as price risk management assets and liabilities. The market prices used to value price risk management activities reflect the best estimate of market prices considering various factors, including closing exchange and over-the-counter quotations and price volatility factors underlying the commitments. The accompanying financial statements reflect price risk management assets and liabilities (including net option premiums) of $32 million and $54 million at December 31, 1999. Power trading results are reflected on a net basis in the accompanying statement of income, consistent with the guidance in EITF Issue No. 98-10 with respect to the use of written options. NiSource has recorded a net profit of $11 million as a component of electric revenues for the year ended December 31, 1999. Activities with respect to gas trading are reflected on a gross basis with revenues and cost of goods sold consistent with the physical nature of the trades. NiSource has recorded gas trading revenues and cost of goods sold of approximately $365 million and $371 million, respectively for the year ended December 31, 1999.

--------------------------------------------------------------------------------
                      FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

CASH AND CASH EQUIVALENTS
The carrying amount approximates fair value due to the short maturity of those instruments.

INVESTMENTS
Where feasible, the fair value of investments is estimated based on market prices for those or similar investments.

================================================================================

LONG-TERM DEBT/PREFERRED STOCK AND PREFERRED SECURITIES
The fair values of these securities are estimated based on the quoted market prices for the same or similar issues or on the rates offered for securities of the same remaining maturities. Certain premium costs associated with the early settlement of long-term debt are not taken into consideration in determining fair value.

     The carrying values and estimated fair values of financial instruments were as follows:

                                                                         DECEMBER 31, 1999               DECEMBER 31, 1998
                                                                      ------------------------        ----------------------
                                                                      CARRYING       ESTIMATED        CARRYING     ESTIMATED
                                                                        AMOUNT      FAIR VALUE          AMOUNT    FAIR VALUE
                                                                                         (In thousands)
Cash and cash equivalents.....................................      $   43,533      $   43,533      $   60,848    $   60,848
Investments...................................................          49,064          49,352          36,594        36,028
Long-term debt (including current portion)....................       2,148,905       1,992,348       1,674,755     1,769,937
Preferred stock (including current portion)...................         141,469         119,702         143,876       140,420
Preferred securities..........................................      $  345,000      $  248,831             N/A           N/A

   A substantial portion of the long-term debt relates to utility operations. The Utilities are subject to regulation and gains or losses may be included in rates over a prescribed amortization period, if in fact settled at amounts approximating those above.

--------------------------------------------------------------------------------
                            CUSTOMER CONCENTRATIONS
--------------------------------------------------------------------------------

The Utilities supply natural gas, electric energy and water. Natural gas and electric energy are supplied to the northern third of Indiana and portions of Massachusetts, New Hampshire and Maine. The Water Utilities serve Indianapolis, Indiana, and surrounding areas. Although the Energy Utilities have a diversified base of residential and commercial customers, a substantial portion of their electric and gas industrial deliveries are dependent upon the basic steel industry. The following table shows the basic steel industry percentage of gas revenue (including transportation services) and electric revenue for 1999, 1998 and 1997:

BASIC STEEL INDUSTRY                    1999    1998     1997
                                        ----    ----     ----
Gas revenue percent................        2%      3%       4%
Electric revenue percent...........       18%     13%      17%

--------------------------------------------------------------------------------
                          QUARTERLY FINANCIAL DATA(a)
--------------------------------------------------------------------------------

The following data summarize certain operating results for each of the quarters of 1999 and 1998:

                                                                             1999 QUARTERS ENDED
                                                         -----------------------------------------------------
                                                         MARCH 31       JUNE 30         SEPT. 30       DEC. 31
                                                         --------       -------         --------       -------
                                                            (Dollars in thousands, except per share amounts)
Operating revenues....................................   $891,604      $675,294         $692,993       $884,685
Operating expenses....................................    735,723       590,370          586,944        770,003
                                                         --------      --------         --------       --------

Operating income......................................    155,881        84,924          106,049        114,682
Others income (deductions)
  Interest and other charges..........................    (38,804)      (42,391)         (44,447)       (49,309)
  Other, net..........................................      4,404        (7,933)         (19,866)       (12,328)
Income taxes..........................................     44,922        11,656           13,781         20,089
                                                         --------      --------         --------       --------

Net income............................................   $ 76,559      $ 22,944         $ 27,955       $ 32,956
                                                         --------      --------         --------       --------

Basic earnings per average common share(a)............   $   0.62      $   0.18         $   0.22       $   0.26
                                                         --------      --------         --------       --------

Diluted earnings per average common share(a)..........   $   0.62      $   0.18         $   0.22       $   0.25
                                                         --------      --------         --------       --------

Market price for the quarter:
  High................................................   $ 30.500      $ 28.188         $ 26.875       $ 23.000
  Low.................................................   $ 25.875      $ 25.813         $ 21.750       $ 16.563

================================================================================

                                                                                    1998 QUARTERS ENDED
                                                               -------------------------------------------------------------
                                                               MARCH 31           JUNE 30          SEPT. 30          DEC. 31
                                                               --------          --------          --------         --------
                                                                     (Dollars in thousands, except per share amounts)
Operating revenues....................................         $779,344          $652,408          $747,792         $753,234
Operating expenses....................................          662,230           573,365           650,844          624,833
                                                               --------          --------          --------         --------
Operating income......................................          117,114            79,043            96,948          128,401
Other income (deductions)
  Interest and other charges..........................           32,497            33,243            35,199           36,403
  Other, net..........................................            8,448              (931)            2,870              197
Income taxes..........................................           32,343            15,424            21,492           31,603
                                                               --------          --------          --------         --------
Net income............................................         $ 60,722          $ 29,445          $ 43,127         $ 60,592
                                                               ========          ========          ========         ========

Basic earnings per average common share(a)............         $   0.49          $   0.24          $   0.36         $   0.51
                                                               ========          ========          ========         ========

Diluted earnings per average common share(a)..........         $   0.48          $   0.24          $   0.35         $   0.51
                                                               ========          ========          ========         ========

Market price for the quarter:
  High................................................         $ 28.375          $ 28.313          $ 32.875         $ 33.625
  Low.................................................         $ 24.750          $ 25.813          $ 26.625         $ 28.875

(a) Because of the combined mathematical effect of common shares repurchased and issued and the cyclical nature of net income during the year, the sum of earnings per share data for any four quarterly periods may vary slightly from the earnings per share data for the equivalent twelve-month period.


--------------------------------------------------------------------------------
                              SEGMENTS OF BUSINESS
--------------------------------------------------------------------------------
Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

   There are four reportable operating segments: Gas, Electric, Water and Gas Marketing. The Gas segment includes regulated gas utilities which provide natural gas distribution and transportation services. The Electric segment is comprised principally of Northern Indiana, a regulated electric utility, which generates, transmits and distributes electricity. In addition, the Electric segment includes wholesale power marketing and trading operation which markets wholesale power to other utilities and electric power marketers. The Water segment includes regulated water utilities which provide distribution of water supply to the public. The Gas Marketing segment provides natural gas marketing, trading, storage and sales to wholesale and industrial customers.

   Reportable segments are operations that are managed separately and meet certain quantitative thresholds. The Other Products and Services column includes a variety of businesses, such as installation, repair and maintenance of underground pipelines, utility line locating and marking, the arrangement of energy-related projects for large energy-intensive facilities, and other products and services, which collectively do not constitute a segment for reporting purposes.

   Revenues for each segment are principally attributable to customers in the United States. Additional revenues, which are insignificant to consolidated revenues, are attributable to customers in Canada and the United Kingdom.

   The following tables provide information about business segments. NiSource uses income before interest and income taxes as its primary measurement for each of the reported segments. NiSource makes decisions on finance, dividends and taxes at the corporate level. These topics are addressed on a consolidated basis. In addition, adjustments have been made to the segment information to arrive at information included in the results of operations and financial position. These adjustments include unallocated corporate assets, revenues and expenses and the elimination of intercompany transactions. The accounting policies of the operating segments are the same as those described in "Summary of Significant Accounting Policies."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Concluded)
================================================================================

                                                                                                        Corporate
                                                                                              Other        and
                                             Gas                                   Gas       Products     Adjust
1999                                      Utilities     Electric      Water     Marketing   & Services     ments      Total
---------------------------------------                                      (in thousands)
  Operating revenues ..................   $1,072,778    $1,124,157   $ 98,500    $771,776    $283,528    $(206,163)  $3,144,576
  Other Income (Deductions)............   $    4,162    $      756   $  1,982    $  5,206    $(22,711)   $ (7,425)   $  (18,030)
  Depreciation and amortization........   $  116,145    $  158,976   $ 15,427    $  3,136    $ 13,109    $  4,611    $  311,404
  Income before Interest and Other
    Charges and Income Taxes...........   $  119,606    $  363,674   $ 29,139    $   (485)   $(16,482)   $ (51,946)   $  443,506
  Assets ..............................   $2,424,695    $2,764,397   $685,346    $597,008    $555,206    $(191,423)   $6,835,229
  Capital Expenditures ................   $  145,182    $  134,019   $ 64,590    $    733    $ 13,999    $       -    $  358,523
Investment in equity-method investees..   $        -    $        -   $      -    $  7,620    $129,145    $       -    $  136,765


                                                                                                        Corporate
                                                                                              Other        and
                                             Gas                                   Gas       Products     Adjust
1998                                      Utilities     Electric      Water     Marketing   & Services     ments      Total
---------------------------------------                                      (in thousands)
  Operating revenues ..................   $  637,098    $1,429,986   $ 83,979    $657,692    $226,901    $(102,878)   $2,932,778
  Other Income (Deductions) ...........   $    2,802    $      553   $    712    $  2,017    $  3,813    $   1,711    $   11,608
  Depreciation and amortization .......   $   75,547    $ 156,844    $ 11,589    $    332    $ 11,223    $ 939        $  256,474
  Income before Interest and Other
  Charges and Income Taxes ............   $   68,284    $ 341,433    $ 23,460    $  5,006    $  5,814    $ (10,883)   $  433,114
  Assets ..............................   $1,074,501    $2,774,482   $619,505    $121,574    $465,674    $ (69,233)   $4,986,503
  Capital Expenditures ................   $   62,981    $ 124,044    $ 59,265    $     24    $ 11,325    $       -    $  257,639
Investment in equity-method investees..   $        -    $       -    $      -    $  6,707    $104,633    $       -    $  111,340

                                                                                                        Corporate
                                                                                              Other        and
                                             Gas                                   Gas       Products     Adjust
1997                                      Utilities     Electric      Water     Marketing   & Services     ments      Total
---------------------------------------                                      (in thousands)
  Operating revenues ..................   $  807,239    $1,186,331   $ 60,743    $480,986    $172,977    $(121,735)   $2,586,541
  Other Income (Deductions) ...........   $      821    $      637   $  1,465    $  3,349    $ 11,047    $  (1,195)   $   16,124
  Depreciation and amortization .......   $   73,017    $  153,843   $  8,241    $    233    $ 13,005    $   1,465    $  249,804
  Income before Interest and Other
  Charges and Income Taxes ............   $   88,950    $  312,243   $ 19,363    $  7,085    $ 13,057    $ (14,021)   $  426,677
  Assets ..............................   $1,111,372    $2,746,232   $565,717    $ 94,690    $491,550    $ (72,528)   $4,937,033
  Capital Expenditures ................   $   64,009    $  115,012   $ 39,910    $      -    $      -    $       -    $  218,931
Investment in equity-method investees..   $        -    $        -   $      -    $  6,710    $ 76,145    $       -    $   82,855

     The following table reconciles total reportable segment income before interest taxes to NiSource's consolidated net income for each of the years ending 1999, 1998 and other charges and income and 1997 as follows:

                                                            1999           1998          1999
                                                            ----           ----          ----
                                                                        (in thousands)
  Total segment profit ................................    $443,506      $ 433,114    $ 426,677
  Interest expense, net ...............................    (166,617)      (128,804)    (120,607)
  Minority interests ..................................     (17,693)        (1,024)        (356)
  Dividends requirements on preferred stock ...........      (8,344)        (8,538)      (8,694)
                                                           --------      ---------    ---------
  Income before income taxes ..........................     250,862        294,748      297,023
  Less: income taxes ..................................      90,448        100,&62      106,174
                                                           --------      ---------    ---------

  Net Income ..........................................    $160,414      $ 193,886    $ 190,849
                                                           ========      =========    =========

SELECTED SUPPLEMENTAL INFORMATION
================================================================================

                                                                                          YEAR ENDED DECEMBER 31,
                                                                               ---------------------------------------------
GAS STATISTICS                                                                        1999             1998             1997
                                                                               -----------      -----------      -----------
Operating Revenues ($000's):
  Sales
    Residential...........................................................     $   572,134      $   385,030      $   479,461
    Commercial............................................................         207,533          124,903          164,359
    Industrial............................................................          58,498           62,003           78,531
                                                                               -----------      -----------      -----------
      Total...............................................................         838,165          571,936          722,351
  Transportation
    Residential...........................................................           5,609              741               --
    Commercial............................................................          34,350            4,873            1,742
    Industrial............................................................          35,124           34,279           35,062
                                                                               -----------      -----------      -----------
      Total...............................................................          75,083           39,893           36,804

  Transmission............................................................           2,073            2,955            2,581
  Gas marketing and trading...............................................         710,376          623,338          419,419
  Other*..................................................................          27,753          (28,347)           3,466
                                                                               -----------      -----------      -----------
      Total...............................................................     $ 1,653,450      $ 1,209,775      $ 1,184,621
                                                                               ===========      ===========      ===========

Deliveries in dth (000's):
  Sales
    Residential...........................................................          92,766           63,514           79,816
    Commercial............................................................          38,834           24,256           31,640
    Industrial............................................................          13,205           12,824           16,989
                                                                               -----------      -----------      -----------
      Total...............................................................         144,805          100,594          128,445
  Transportation
    Residential...........................................................           1,592              207               --
    Commercial............................................................          40,928            5,384            3,957
    Industrial............................................................         188,056          177,604          165,627
                                                                               -----------      -----------      -----------
      Total...............................................................         230,576          183,195          169,584

  Transmission............................................................          21,878           19,695           31,275
  Gas marketing and trading...............................................         354,399          311,942          249,857
  Other...................................................................             601              503              566
                                                                               -----------      -----------      -----------
      Total...............................................................         752,259          615,929          579,727
                                                                               ===========      ===========      ===========

Customers Served--End of Year:
  Sales
    Residential...........................................................         939,426          675,782          669,833
    Commercial............................................................          85,632           53,061           55,088
    Industrial............................................................           3,788            3,801            4,179
                                                                               -----------      -----------      -----------
      Total...............................................................       1,028,846          732,644          729,100
  Transportation
    Residential...........................................................          30,947            3,207               --
    Commercial............................................................          10,687            2,857               36
    Industrial............................................................             664              613              229
                                                                               -----------      -----------      -----------
      Total...............................................................          42,298            6,677              265

  Transmission............................................................               8                8                9
  Other...................................................................              69               71               75
                                                                               -----------      -----------      -----------
      Total...............................................................       1,071,221          739,400          729,449
                                                                               ===========      ===========      ===========

*Includes deferred gas cost revenue of $(4,474), $(42,055) and $(11,075), respectively.

================================================================================

                                                                                          YEAR ENDED DECEMBER 31,
                                                                               ---------------------------------------------
ELECTRIC STATISTICS                                                                   1999             1998             1997
                                                                               -----------      -----------      -----------
Operating Revenues ($000's):(a)
  Residential.............................................................     $   294,223      $   290,738      $   272,619
  Commercial..............................................................         275,160          267,718          253,235
  Industrial..............................................................         415,388          404,507          416,741
  Street lighting.........................................................           8,976            8,740            8,697
  Wholesale...............................................................          90,006          430,422          214,150
  Other**.................................................................          37,285           24,475           19,149
                                                                               -----------      -----------      -----------
    Total.................................................................     $ 1,121,038      $ 1,426,600      $ 1,184,591
                                                                               ===========      ===========      ===========

Sales in kilowatt-hours (000's):(a)
  Residential.............................................................       2,996,650        2,936,762        2,723,990
  Commercial..............................................................       3,292,066        3,159,095        2,973,823
  Industrial..............................................................       9,186,132        8,782,363        8,971,926
  Street lighting.........................................................          59,713           57,607           57,764
  Wholesale...............................................................       2,765,394       14,480,608        8,688,014
  Other...................................................................          79,024           64,037           84,935
                                                                               -----------      -----------      -----------
    Total.................................................................      18,378,979       29,480,472       23,500,452
                                                                               ===========      ===========      ===========

Customers Served--End of Year:
  Residential.............................................................         376,483          372,383          368,907
  Commercial..............................................................          45,821           44,960           43,802
  Industrial..............................................................           2,677            2,736            2,764
  Other...................................................................             852              868              885
                                                                               -----------      -----------      -----------
    Total.................................................................         425,833          420,947          416,358
                                                                               ===========      ===========      ===========

**Includes deferred fuel cost revenue of $10,480, $(8,880) and $(5,223), respectively.

                                                                                          YEAR ENDED DECEMBER 31,
                                                                               ---------------------------------------------
WATER STATISTICS                                                                      1999             1998             1997***
                                                                               -----------      -----------      -----------
Operating Revenues ($000's):
  Residential.............................................................     $    65,830      $    55,281      $    39,570
  Commercial..............................................................          22,393           19,942           14,763
  Industrial..............................................................           4,855            4,227            3,015
  Other...................................................................           5,305            4,529            3,395
                                                                               -----------      -----------      -----------
    Total.................................................................     $    98,383      $    83,979      $    60,743
                                                                               ===========      ===========      ===========

Sales in millions of gallons (000's):
  Residential.............................................................          25,964           22,454           18,095
  Commercial..............................................................          13,711           13,029           10,345
  Industrial..............................................................           4,690            4,392            3,310
  Other...................................................................           1,059              947              754
                                                                               -----------      -----------      -----------
    Total.................................................................          45,424           40,822           32,504
                                                                               ===========      ===========      ===========

Customers Served--End of Year:
  Residential.............................................................         254,075          232,333          225,627
  Commercial..............................................................          17,338           17,265           17,083
  Industrial..............................................................             343              348              347
  Other...................................................................           3,932            3,718            3,586
                                                                               -----------      -----------      -----------
    Total.................................................................         275,688          253,664          246,643
                                                                               ===========      ===========      ===========

***Amounts are for the period April 1997 through December 1997.
(a) 1997 and 1998 revenues and sales have been restated for consolidation.

================================================================================

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                   ----------------------------------------------
                                                                                           1999             1998             1997
                                                                                   ------------     ------------     ------------
Operating Revenues
   Gas ($000's)(a)............................................................     $  1,653,450     $  1,209,775     $  1,184,621
   Electric ($000's)(a).......................................................        1,121,038        1,426,600        1,184,591
   Water ($000's).............................................................           98,383           83,979           60,743
Products and Services ($000's)(a).............................................          271,705          212,424          156,586
                                                                                   ------------     ------------     ------------
      Total Operating Revenues ($000's).......................................     $  3,144,576     $  2,932,778     $  2,586,541
Operating Margin ($000's).....................................................     $  1,493,525     $  1,240,411     $  1,210,927
Operating Income ($000's).....................................................     $    461,536     $    421,506     $    410,553
Net Income ($000's)...........................................................     $    160,414     $    193,886     $    190,849
Shares outstanding at year end................................................      124,139,392      117,530,698      124,312,664
Number of common shareholders.................................................           40,741           36,277           37,373
Basic earnings per average common share.......................................     $       1.29     $       1.60     $       1.54
Diluted earnings per average common share.....................................     $       1.27     $       1.59     $       1.53

Return on average common equity...............................................             12.8%            16.1%            16.1%
Times interest earned (pre-tax)...............................................             2.07             3.13             3.43
Dividends paid per share......................................................     $       1.02     $       0.96     $       0.90
Dividend payout ratio.........................................................             79.1%            60.0%            58.4%
Market values during the year:
   High.......................................................................     $     30.500     $     33.625     $     24.938
   Low........................................................................     $     16.563     $     24.750     $     19.000
   Close......................................................................     $     17.875     $     30.437     $     24.719
Book value of common shares...................................................     $      10.90     $       9.78     $      10.17
Market-to-book ratio at year end..............................................            163.9%           311.2%           243.1%

Total Assets ($000's).........................................................     $  6,835,229     $  4,986,503     $  4,937,033
Utility construction expenditures ($000's)(b).................................     $    341,263     $    245,825     $    218,931
Capitalization:
   Common shareholders' equity ($000's).......................................     $  1,353,504     $  1,149,708     $  1,264,788
   Preferred and preference stock--
      Northern Indiana Public Service Company:
        Series without mandatory redemption provision ($000's)................     $     81,114     $     81,116     $     81,123
        Series with mandatory redemption provisions ($000's)..................     $     54,030     $     56,435     $     58,841
      NIPSCO Industries, Inc.:
        Series with mandatory redemption provision ($000's)...................     $         --     $         --     $         --
      Indianapolis Water Company:
        Series without mandatory redemption provision ($000's)................     $      4,497     $      4,497     $      4,497
      Company obligated, mandatorily redeemable preferred securities of trust
        holding solely Company debentures.....................................     $    345,000     $         --     $         --
Long-Term debt ($000's).......................................................     $  1,975,184     $  1,667,965     $  1,667,925
                                                                                   ------------     ------------     ------------
      Total Capitalization ($000's)...........................................     $  3,813,329     $  2,959,721     $  3,077,174
Number of employees...........................................................            7,399            6,035            5,984






Notes: (a) 1998 and 1997 revenues restated for consolidation.
       (b) Including AFUDC.

================================================================================

                                                                                             YEAR ENDED DECEMBER 31,
                                                                       ------------------------------------------------------------
                                                                              1996             1995             1994           1993
                                                                      ------------     ------------     ------------   ------------
Operating Revenues
   Gas ($000's)(a)..................................................  $    799,395     $    691,402    $    681,909    $    714,229
   Electric ($000's)(a).............................................     1,022,231        1,030,923         994,492         963,643
   Water ($000's)...................................................            --               --              --              --
Products and Services ($000's)(a)...................................       166,322           46,983          91,628          59,387
                                                                      ------------     ------------    ------------    ------------
      Total Operating Revenues ($000's).............................  $  1,987,948     $  1,769,308    $  1,768,029    $  1,737,259
Operating Margin ($000's)...........................................  $  1,115,965     $  1,074,820    $  1,014,566    $  1,001,542
Operating Income ($000's)...........................................  $    386,308     $    381,877    $    353,452    $    355,918
Net Income ($000's).................................................  $    176,734     $    175,465    $    163,987    $    156,140
Shares outstanding at year end......................................   119,611,322      124,759,192     127,810,778     131,657,676
Number of common shareholders.......................................        35,339           37,299          39,172          41,038
Basic earnings per average common share.............................  $       1.44     $       1.36    $       1.24    $       1.15
Diluted earnings per average common share...........................  $       1.43     $       1.35    $       1.23    $       1.15

Return on average common equity.....................................          15.9%            15.5%           14.6%           14.4%
Times interest earned (pre-tax).....................................          3.62             3.72            3.61            3.48
Dividends paid per share............................................  $       0.84     $       0.78    $       0.72    $       0.66
Dividend payout ratio...............................................          58.3%            57.4%           58.1%           57.4%
Market values during the year:
   High.............................................................  $     20.125     $     19.250    $     16.500    $     17.438
   Low..............................................................  $     17.625     $     14.625    $     13.063    $     13.063
   Close............................................................  $     19.813     $     19.125    $     14.875    $     16.438
Book value of common shares.........................................  $       9.20     $       9.00    $       8.67    $       8.31
Market-to-book ratio at year end....................................         215.4%           212.5%          171.6%          197.8%

Total Assets ($000's)...............................................  $  4,288,883     $  3,999,520    $  3,947,138    $  3,912,324
Utility construction expenditures ($000's)(b).......................  $    207,881     $    192,966    $    202,545    $    180,852
Capitalization:
   Common shareholders' equity ($000's).............................  $  1,100,501     $  1,122,215    $  1,107,848    $  1,094,672
   Preferred and preference stock--
      Northern Indiana Public Service Company:
        Series without mandatory redemption provision ($000's)......  $     81,126     $     81,325    $     86,389    $     97,753
        Series with mandatory redemption provisions ($000's)........  $     61,246     $     63,651    $     66,057    $     68,462
      NIPSCO Industries, Inc.:
        Series with mandatory redemption provision ($000's).........  $         --     $     35,000    $     35,000    $     35,000
      Indianapolis Water Company:
        Series without mandatory redemption provision ($000's)......  $         --     $         --    $         --    $         --
      Company obligated, mandatorily redeemable preferred
        securities of trust holding solely Company debentures.......  $         --     $         --    $         --    $         --
Long-Term debt ($000's).............................................  $  1,127,106     $  1,175,728    $  1,180,338    $  1,192,500
                                                                      ------------     ------------    ------------    ------------
      Total Capitalization ($000's).................................  $  2,369,979     $  2,477,919    $  2,475,632    $  2,488,387
Number of employees.................................................         4,168            4,356           4,441           4,602

================================================================================

                                                                                         YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------------------------------
                                                                          1992             1991            1990            1989
                                                                  ------------     ------------    ------------    ------------
Operating Revenues
   Gas ($000's)(a)..............................................  $    666,221     $    601,920    $    625,159     $    677,262
   Electric ($000's)(a).........................................       916,135          933,241         895,836          882,303
   Water ($000's)...............................................            --               --              --               --
Products and Services ($000's)(a)...............................            --               --              --               --
                                                                  ------------     ------------    ------------     ------------
      Total Operating Revenues ($000's).........................  $  1,582,356     $  1,535,161    $  1,520,995     $  1,559,565
Operating Margin ($000's).......................................  $    927,089     $    919,951    $    885,262     $    900,035
Operating Income ($000's).......................................  $    246,217     $    254,354    $    247,777     $    252,807
Net Income ($000's).............................................  $    136,648     $    133,388    $    125,361     $     72,112 (c)
Shares outstanding at year end..................................   131,516,700      133,343,230     137,748,458      138,738,984
Number of common shareholders...................................        38,097           39,346          41,285           43,763
Basic earnings per average common share.........................  $       1.00     $       0.97    $       0.90     $       0.50 (c)
Diluted earnings per average common share.......................  $       0.99     $       0.96    $       0.89     $       0.49 (c)

Return on average common equity.................................          13.1%            12.9%           12.7%             7.2%(c)
Times interest earned (pre-tax).................................          3.17             2.93            2.81             2.02 (c)
Dividends paid per share........................................  $       0.62     $       0.58    $       0.52     $       0.42
Dividend payout ratio...........................................          62.0%            59.8%           57.8%            84.0%(c)
Market values during the year:
   High.........................................................  $     13.313     $     13.500    $      9.625     $      9.813
   Low..........................................................  $     11.250     $      9.250    $      7.875     $      6.563
   Close........................................................  $     13.250     $     12.875    $      9.438     $      9.688
Book value of common shares.....................................  $       7.87     $       7.59    $       7.30     $       6.96
Market-to-book ratio at year end................................         168.4%           169.6%          129.3%           139.2%

Total Assets ($000's)...........................................  $  3,807,941     $  3,647,557    $  3,625,181     $  3,657,718
Utility construction expenditures ($000's)(b)...................  $    172,329     $    168,958    $    152,280     $    150,786
Capitalization:
   Common shareholders' equity ($000's).........................  $  1,034,530     $  1,011,666    $  1,005,982     $    965,437
   Preferred and preference stock--
      Northern Indiana Public Service Company:
        Series without mandatory redemption provision ($000's)..  $     97,917     $     98,710    $     99,374     $     99,874
        Series with mandatory redemption provisions ($000's)....  $     70,668     $     53,978    $     59,358     $     66,309
      NIPSCO Industries, Inc.:
        Series with mandatory redemption provision ($000's).....  $     35,000     $     35,000    $     35,000     $         --
      Indianapolis Water Company:
        Series without mandatory redemption provision ($000's)..  $         --     $         --    $         --     $         --
      Company obligated, mandatorily redeemable preferred
        securities of trust holding solely Company debentures...  $         --     $         --    $         --     $         --
Long-Term debt ($000's).........................................  $  1,054,454     $  1,068,708    $  1,165,682     $  1,261,760
                                                                  ------------     ------------    ------------     ------------
      Total Capitalization ($000's).............................  $  2,292,569     $  2,268,062    $  2,365,396     $  2,393,380
Number of employees.............................................         4,648            4,600           4,547            4,825

(c) Earnings per share were reduced by $0.72 due to the $82.0 million refund, less associated tax benefits of $30.3 million, related to the Bailly N1 generating unit.